FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 1-14836

ALSTOM

(Translation of registrant’s name into English)

25, avenue Kléber, 75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This Report on Form 6-K includes materials that make reference and relate in part to certain proposed issuances of securities by ALSTOM. The securities mentioned in these materials have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act.

These materials are not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

Enclosures:

ALSTOM Update dated 17 November 2003 of the Reference Document in the form of an annual report filed with the Commission des Opérations de Bourse on 28 May 2003 under the number D.03-0814

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: January 13, 2004	By: /s/ Philippe Jaffré
Name: Philippe Jaffré
Title: Chief Financial Officer

Exhibit 99.1

Update dated 17 November 2003

of the Reference Document

in the form of an annual report

filed with the Commission des Opérations de Bourse

on 28 May 2003 under the number D.03-0814

This document is a free translation of the original French version of the update of the

Reference Document available upon request

6. Person assuming responsibility for the update of the Reference Document and persons assuming responsibility for auditing the financial statements	174
6.1. Person assuming responsibility for the update of the Reference Document	174
6.2. Opinion of the person assuming responsibility for the update of the Reference Document	174
6.3. Persons assuming responsibility for auditing the financial statements 6.4. Opinion of the persons assuming responsibility for auditing the financial statements	174 175

Annexes
Annex 1 –Consolidated financial statements at 31 March 2003 incorporating the amendments proposed by the Board of Directors and approved by the General Meeting of Shareholders held on 2 July 2003	179
Annex 2 –Operating and Financial Review and Prospects updated by the Board of Directors	236
Annex 3 –Other modified pages	291
Annex 4 –Table of subsidiaries and investments of ALSTOM at 31 March 2003	296

1.     Assets and liabilities – Financial position – Income (loss)

1.1. Interim Consolidated Financial Statements at 30 September 2003

1.1.1. Management Discussion and Analysis

You should read the following discussion together with the 30 September 2003 Interim Consolidated Financial Statements. During the periods discussed in this section, we undertook several significant transactions that affected the comparability of our financial results between periods. In order to allow you to compare the relevant periods, we present certain information both as it appears in our financial statements and adjusted for business composition and exchange rate variations to improve comparability. We describe these adjustments under “—Change in business composition and presentation of our accounts, non-GAAP measures—Comparable basis” below. The figures presented as unaudited under in the following discussion were the subject of either a limited review or a “sincerity review” by auditors.

STATUS ON OUR ACTION PLAN AND MAIN EVENTS OF FIRST HALF OF FISCAL YEAR 2004

On 12 March 2003, we presented our new strategy and action plan to overcome three key difficulties: an insufficient level of profitability and cash generation, past problems with the GT24/GT26 gas turbines and to a lesser extent the UK Trains contracts and a high level of debt. This plan has been launched throughout the Group. We have achieved significant progress during the first half of fiscal year 2004 and in particular we have:

•	built a more effective organisation;

•	secured € 2.5 billion from the disposal programme;

•	achieved the expected progress in resolving specific operational problems (GT24/GT26 heavy duty gas turbines and UK trains issues);

•	launched the restructuring plans; and

•	agreed on a comprehensive financing package to strengthen our financial structure.

Building a more effective organisation

Implementation of a more effective organisation in the Sectors

Our former Power Sector, which accounted for more than half of Group sales in fiscal year 2003, was reorganised into three new Sectors on 1 April 2003; the former Power Sector management layer has been removed and the former Segments have been merged. The new structure is now fully in place and is reflected in the figures presented in this section.

On 7 October 2003, the management of our Transport Sector announced a new organisation, to be effective as of 1 January 2004. The Sector will be organised in four international regions, with strengthened customer focus and with clearer definition of responsibility for project execution.

A simpler and more reactive Group wide structure is being implemented, with clearer P&L accountability in the Sectors. Empowerment and full responsibility are given to the Sector management with a clearer relationship between business and country organisations.

Reorganisation of International Network and Corporate

Our objective is to reduce our overhead significantly, notably through the simplification of administrative processes and a reduction of management layers. Some central functions have been reallocated to the Sectors or eliminated. As a consequence, the Corporate and the International Network organisations have been reorganised and reduced by more than a third. Overall, savings are targeted to reach 35% of related costs as compared with fiscal year 2003 on an annual basis by March 2005. Vigorous plans have been launched in the Sectors where the target is to save 15% of overhead costs in each Sector by March 2005.

Stricter risk management

We are exercising a stricter control of the contractual terms and conditions and the margins in our order intake, notably with the creation of a central Risk Committee headed by the Chairman and CEO which was set up in March 2003 to review all major bids and contracts under execution. We are continuously improving the processes in the Sectors and are setting up a project database allowing more efficient central control. A new Risk Management Director has been appointed and new processes established to ensure more effective supervision of the Sectors.

Disposal programme

As part of our new plan, in March 2003 we increased our disposal programme target proceeds from €1.6 billion as intended at the beginning of fiscal year 2003, to €3.0 billion by March 2004. We maintain our objective of total proceeds of €3 billion and have now secured €2.5 billion, but in order to fully value the assets to be disposed, we have extended the period by one year to March 2005. Our disposal programme comprises:

•	€600 million of targeted proceeds from real estate disposals, of which €415 million was achieved during fiscal year 2003 and the first half of fiscal year 2004; and

•	€2,400 million of targeted proceeds from business disposals, including both the T&D Sector and the Industrial Turbines businesses. €151 million of this target was achieved during fiscal year 2003 with the disposal of our activities in South Africa and of our captive insurance company. We expect that the sale of our Industrial Turbines businesses will generate net proceeds of approximately €950 million (of which €842 million has been received to date). We sold our T&D Sector for an enterprise value of €950 million, subject to closing adjustments. We expect to receive the major part of these proceeds in January 2004.

Disposal of our Industrial Turbines businesses

On 26 April 2003, we signed binding agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG.

The first transaction covered our small gas turbines business, and the second transaction covered our medium-sized gas turbines and industrial steam turbines businesses.

The Industrial Turbines businesses accounted for approximately 10% of Power Sector revenues in fiscal year 2003. They include:

•	the small gas turbines business (3 MW – 15 MW), based principally in the UK;

•	the medium-sized gas turbines business (15 MW – 50 MW), based principally in Sweden; and

•	the industrial steam turbines (up to about 100 MW) business, with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, Industrial Turbine businesses generated sales of approximately €1.25 billion and had an operating margin of approximately 7%. At 31 March 2003, these businesses employed around 6,500 people.

On 30 April 2003, we announced the closing of the sale of the small gas turbines business. Completion of this transaction followed receipt of a formal derogation from the European Commission under EC Merger Regulations, allowing ownership of the business to be transferred to Siemens AG with immediate effect. On 10 July 2003 we announced that the European Commission had granted formal clearance under EC Merger Regulations for the disposal of both the small gas turbines and the medium gas turbines and industrial steam turbines businesses.

On 1 August 2003 we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. Completion of this second stage of the disposal followed approval from both the European Commission and US merger control authorities.

Certain minor sites of our Industrial Turbines business have yet to be transferred to Siemens pending completion of legal procedures, for example, relating to anti-competition laws in select jurisdictions. To date we have received net proceeds of €842 million from the disposal of these businesses and an additional €125 million is currently being held in escrow to cover certain post-closing adjustments and indemnities, if any. Unless otherwise used, 50% of these escrowed amounts are to be released to us on the business day following the first anniversary of the sale of the small gas turbines business (April 2004), and the remainder on the business day following the second anniversary of the sale (April 2005). See as well Note 4 to the Interim Consolidated Financial Statements.

Disposal of our T&D activities

The process to dispose of the T&D Sector was announced on 12 March 2003. On 25 September 2003, we signed a binding agreement to sell our T&D activities (excluding the Power Conversion business) to Areva for an entreprise value of €950 million, subject to closing adjustments. This transaction is expected to close in January 2004.

Disposal of Real Estate

In April 2003, we received proceeds of €138 million in respect of the disposal of 15 sites in France, Spain, Switzerland and Belgium and, in July 2003, we received proceeds of €10 million in respect of the disposal of one site in France. Total proceeds to date from our real estate programme have reached € 415 million (€267 million received in fiscal year 2003 and €148 million in the first half of fiscal year 2004). Select further real estate disposal projects are currently progressing.

Progress on specific operational problems

GT24/GT26 heavy-duty gas turbines

During the first half of fiscal year 2004, we continued to implement technical improvements to our GT24/GT26 gas turbines. The new upgrade packages have been tested successfully and deployment in the field has started. The machines’ reliability has been demonstrated with 72 units in operation and the cumulation of more than 730,000 operating hours. In addition, the commercial situation is becoming clearer with all of the cases of client litigation, which affected 7 units as of March 2003, now resolved via satisfactory commercial settlements.

Related cash outflow over the first half of fiscal year 2004, €394 million, has decreased as compared with the second half of fiscal year 2003, €657 million. We expect our cash outflow (for Power Turbo-Systems and Power Service) to be around €800 million, €600 million and €200 million in fiscal years 2004, 2005 and 2006 respectively compared with €1,055 million spent on this matter in fiscal year 2003.

We reported on 31 March 2003 that we had retained provisions and accrued contract costs after taking into account mitigation targets of €454 million. As of 30 September 2003, the mitigation target has been reduced by €118 million to €336 million. This reduction included €22 million related to changes in exchange rates, €68 million of achieved mitigation actions and certain planned mitigation actions which did not materialise resulting in a corresponding €28 million charge in our operating income for the first half of fiscal year 2004. As of 30 September 2003, we retained €1,193 million of related provisions and accrued contract costs outflow (for Power Turbo-Systems and Power Service). This amount does not include €336 million of exposure, which we consider will be mitigated by appropriate action plans.

UK Trains

All 119 regional trains have been delivered and are now in service but costs related to the in service reliability improvement programme are still being incurred. On the West Coast Main Line contract, 28 of the 53 trains have been delivered in line with the customer’s revised expectations. On completion of the WCML contract in September 2004, our UK new build activities will be halted as we will convert to a substantial service/maintenance base in the UK.

US Trains

On 30 June 2003, we announced that we were conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the New York facility of ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. Following receipt of these letters, the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

The Transport Sector’s operating loss in fiscal year 2003 included an additional charge of €73 million, recorded following contract losses at ALSTOM Transportation Inc. (ATI). This charge was included in the Consolidated Financial Statements as approved at the General Shareholders Meeting on 2 July 2003.

In addition, following the discovery of accounting improprieties at ATI, we subsequently conducted reviews of other ATI contracts and, as a result, we recorded costs of €102 million (€94 million of contract provisions and write-down of receivables and €8 million of professional fees and other costs) in relation to the US Transport business. Slightly more than half of this amount related to a single equipment supply and maintenance project in the United States when we recorded significant provisions in respect of expected contract losses relating to a number of important performance related issues. The €102 million of costs is reflected in our Consolidated Financial Statements for the first half of fiscal year 2004.

Restructuring and cost reduction programmes

We have launched restructuring and cost-reduction programmes necessary to adapt our organisation and industrial base to current market conditions. We consider these programmes to be vital as we believe that the power market downturn is set to continue for some years before returning to the long term fundamental growth trend. We expect that these programmes will improve our operational performance. As we have accelerated our restructuring plans, we expect to accrue significantly more related charges in fiscal year 2004 than in fiscal year 2003.

We are currently informing and consulting with trade union representatives regarding the consequences of the overhead reduction and industrial restructuring plans. This process is expected to continue in the coming months. We have to date announced plans to reduce our workforce by approximately 7,300 employees in aggregate world wide. Of the proposed reduction in headcount, approximately 2,000 positions are outside Europe (mainly the US and Asia) and 5,300 positions are in Europe. The trade union consultation process at the European level has been completed, and local plans, country by country, are being implemented.

The announced reduction in employee numbers impacts mainly Power Turbo-Systems for approximately 3,300 employees, Transport for 2,000 employees, Power Environment for 1,000 employees, Power Service for 500 employees, and Head offices for 200 employees. We have not implemented restructuring plans in our Marine Sector other than the closure of our small yard in Saint-Malo already announced in fiscal year 2003, while some staff reduction has occurred by natural attrition (retirement, early retirement).

Financing package

Initial financing package

As part of our 12 March 2003 strategy and action plan, we reported that we needed to strengthen our financial base by conducting a capital increase and refinancing our debt. In the months following the announcement of our new plan, however, the markets for our products and services continued to deteriorate, resulting in reduced levels of orders. Furthermore, problems in obtaining contract performance bonds due to a general tightening of the bond market and concerns within that market on our position exacerbated the deterioration in order intake. Our worsening financial situation made negotiations with our main lending banks in connection with the proposed renewal of our credit lines and the capital increase more difficult. By the end of July 2003, we faced the risk of not being able to meet our short-term financial commitments, which led us to renegotiate with more than 30 of our banks with the support of the French State. We reached agreement on a comprehensive financing package for the Group, which was designed to provide adequate long term financing and short term liquidity.

This initial financing package announced on 6 August 2003 included:

•	a combined €600 million capital increase consisting of a €300 million underwritten capital increase with preferential subscription rights for existing shareholders, and a €300 million capital increase reserved for the French State;

•	a €1 billion issuance of bonds mandatorily reimbursable with shares (“ORA”, obligations remboursables en actions) with preferential subscription rights for existing shareholders;

•	subordinated loans with 6-year maturity totalling €1,200 million. A French State-controlled financial institution agreed to provide €200 million of the total amount of these subordinated loans;

•	a contract bonding guarantee facility of €3,500 million provided by a syndicate of banks to support our continued commercial activity. A French State-controlled financial institution agreed to counter guarantee 65% of the aggregate amount of these bonds and guarantees; and

•	short term facilities amounting to €600 million from a syndicate of banks and the French State.

We were informed on 8 and 14 August 2003 that the French State notified and provided information to the European Commission relating to its commitments under the proposed financing package, pursuant to European Community laws. As a result of this notification, the European Commission began a preliminary examination of the French State’s measures described in the August notification. The uncertainty generated by this situation substantially worsened the concerns of our customers and suppliers as to our financial stability and our long term viability, and negatively impacted our commercial activity and sources of liquidity. Following the European Commission’s preliminary examination of the French State’s measures described in the August notification, it opened a formal investigation procedure under Article 88(2) of the EC Treaty on 17 September 2003. When opening this procedure, the Commission stated that it believed the conditions for the issuance of an injunction were present pursuant to applicable EU regulations. Specifically, the Commission threatened to oppose the implementation of certain parts of the financing package regarded as “irreversible” until it had reached a final decision on their State aid legitimacy and compatibility with the common market regulations. On 17 September 2003, the Commission announced that it had authorised the Competition Commissioner to issue an injunction unless the French authorities agreed not to participate in measures that would automatically and irreversibly result in the French State’s participation in our equity capital prior to clearance by the Commission of the financing package.

Revised financing package

As a consequence, we entered into new discussions with our banks, the French State and the European Commission towards designing a revised package to meet our financial needs while complying with European

Commission requirements. On 22 September 2003, we announced that we had reached a revised agreement on our financing package. While this revised package is still subject to European Commission review, the Commission has announced that it does not intend to issue an injunction against any parts of the package, and the implementation of the related transactions may go forward without delay.

On 8 November 2003, the European Commission announced formally, in the Official Journal of the European Union, that it was extending the procedure to determine whether the package is compatible with the common market.

The revised financing package includes:

•	a €300 million capital increase. The capital increase will involve the subscription of shares directly by a syndicate of banks, with the simultaneous distribution of free warrants to existing shareholders allowing them to purchase the shares directly from the banks. The subscription price for the shares and the exercise price of the warrants will be €1.25 per share;

•	€300 million of subordinated bonds with a 20 year maturity to be issued to the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission (“TSDDRA” or titres subordonnés à durée déterminée remboursables en actions). These subordinated bonds will carry an annual interest rate of 2% until a decision of the European Commission is obtained, at which point (if the decision is negative) the rate will be adjusted to EURIBOR plus 5%, of which 1.5% will be capitalised annually and paid upon reimbursement. The issue price for each bond will be €1.25, and each will be reimbursable with one share, subject to antidilution adjustments;

•	€200 million of subordinated bonds with a 15 year maturity to be issued to the French State (“TSDD” or titres subordonnées à durée déterminée). These subordinated bonds will carry an interest rate of EURIBOR plus 5%, of which 1.5% will be capitalised annually and paid upon reimbursement; and

•	an issuance of approximately €900 million of bonds mandatorily reimbursable with shares (ORA) with preferential subscription rights for existing shareholders, which is to be underwritten by a syndicate of banks. This amount may be increased to €1 billion. The issue price of the ORA is €1.40 per bond, representing 100% of each bond’s principal amount. The ORA are to mature on 31 December 2008. Each ORA will be reimbursable at maturity with one share, subject to anti-dilution adjustments. ORA holders will have the right to receive shares prior to maturity, based on the same ratio.

The offerings described above are to be submitted for approval by our shareholders at an Ordinary and Extraordinary Meeting to be held on 18 November 2003 (on second call). The capital increase, ORA, TSDDRA and TSDD offerings will be implemented as soon as possible following shareholder approval.

Assuming that the offerings described above are approved for and take place, and that the European Commission approves the reimbursement with shares of the TSDDRA, the French State would own 31.5% of our shares and voting rights following the reimbursement of the TSDDRA, before taking into account the conversion or reimbursement of the ORAs. After taking into account the reimbursement of the ORAs, the French State would own 16.25% of our shares and voting rights.

The revised financing package also includes:

•	subordinated loans with 5-year maturity totalling approximately €1,500 million (“PSDD” or prêt subordonné à durée déterminée). The banks have agreed to provide approximately €1,200 million of the total amount of these subordinated loans, with the remainder to be provided by the French State. The loans may be increased by up to €100 million subject to certain conditions. The rate of interest on these subordinated loans is EURIBOR plus 4.5%, of which 1.5% will be capitalised annually and paid upon reimbursement. The Subordinated Debt Facility Agreement relating to these loans was entered into on 30 September 2003; and

•	a contract bonding guarantee facility of €3,500 million provided by a syndicate of banks to support our continued commercial activity. A French State-controlled financial institution will counter guarantee 65% of the aggregate amount of these bonds. This facility was entered into on 29 August 2003, was amended on 1 October 2003 and is fully in place.

Pending our receipt of proceeds from the financing package and the disposal of our T&D activities, our short-term liquidity is being supported through the purchase of commercial paper (billets de trésorerie) by a syndicate of banks (for €120 million), and the purchase of commercial paper by the Caisse des Dépôts et Consignations, a financial institution controlled by the French State (for €300 million). This commercial paper will be rolled over until 12 months after the date of final issuance occurring before 8 February 2004. In addition, a syndicate of banks financed the early reimbursement to us of €180 million of debt due to us from two special purpose entities in connection with Marine vendor financing. Further, the Caisse des Dépôts et Consignations has also committed to provide us with up to €900 million in commercial paper financing which will be available to us until the long term portion of our financing package becomes available (expected in December 2003), except that €100 million may remain outstanding until we receive the main proceeds from the sale of our T&D activities (expected in January 2004). All these facilities are fully in place.

For information about our new liquidity profile, please see “Liquidity and capital resources – Maturity and liquidity” below.

GENERAL COMMENTS ON ACTIVITY AND RESULTS

Key financial figures

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

Total Group Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	33,611	30,330	30,330	27,174	(19%)	(10%)
Orders received	10,537	8,586	19,123	7,439	(29%)	(13%)
Sales	10,769	10,582	21,351	8,854	(18%)	(16%)
Operating income	542	(1,049)	(507)	132
Operating margin	5.0%	(9.9%)	(2.4%)	1.5%
EBIT	322	(1,451)	(1,129)	(296)
Capital Employed	6,697	4,949	4,949	3,903
ROCE	9.6%	n/a	n/a	n/a
Net income	11	(1,443)	(1,432)	(624)
Free Cash Flow(1)	75	(340)	(265)	(674)

Total Group Comparable figures(2)	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	28,496	28,496	27,174	n/a	(5%)
Orders received	9,677	7,973	17,650	7,439	(23%)	(7%)
Sales	9,697	9,886	19,583	8,854	(9%)	(10%)
Operating income	495	(998)	(503)	132
Operating margin	5.1%	(10.1%)	(2.6%)	1.5%

Total Group Proforma figures(3)	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	26,351	26,351	24,844	n/a	(6%)
Orders received	8,264	6,292	14,556	5,541	(33%)	(12%)
Sales	8,660	8,418	17,078	7,308	(16%)	(13%)
Operating income	433	(1,243)	(810)	34
Operating margin	5.0%	(14.8%)	(4.7%)	0.5%

(1)	See “Change in business composition and presentation of our accounts, non-GAAP measures – Use and reconciliation of non-GAAP financial measures”.
(2)	Adjusted for changes in business composition and exchange rates. See “Change in business composition and presentation of our accounts, non-GAAP measures – Comparable basis”.
(3)	Adjusted to reflect the effect of the disposals of the T&D Sector, excluding the Power Conversion business, and our Industrial Turbines activities. For the derivation of pro-forma sales, operating income and operating margin, see our Pro-forma Consolidated Financial Statements year ended 31 March 2003 and half-year ended 30 September 2003 for more details. We derived order backlog and orders received in an analogous manner.

General comments on activity

Since 31 March 2003, we have continued to face market uncertainties, a tightening contract performance bond market and, more generally, a weak global economy. The power generation new equipment and cruise-ship markets remained at historically low levels. The transport market remained relatively healthy, but as a whole lower than the record level of the previous year. The power service market remained sound. Against these globally difficult market conditions, uncertainty regarding the Group’s financial condition contributed to a significant decline in orders received during the first half of the fiscal year.

Orders received and backlog

In addition to weak markets for equipment and projects, the Group’s commercial activity for the first half of fiscal year 2004 was significantly impacted by customer uncertainty as to our financial future, as well as by difficulties in issuing contract bonds. These two factors had a number of significant negative impacts on our commercial activity during the period preceding the announcement of our new financing package. In light of the long-term nature of many of our projects, customers delayed placing new orders or did not place orders with us and/or delayed making advance or progress payments pending clarification of our financial perspectives.

This contributed to the low level of orders received during the first half of fiscal year 2004. Orders decreased on a comparable basis by 23% and 7% compared with the first and second halves of fiscal year 2003 respectively (29% and 13% respectively on an actual basis). Our backlog was €27,174 million at 30 September 2003, representing approximately 18 months of sales.

Sales

On an actual basis, sales decreased by 18 % in the first half of fiscal year 2004 as compared with first half of fiscal year 2003. This is due to the decrease in orders received in fiscal year 2003, mainly in Power Turbo-Systems as a result of the strong decline in orders that started to materialise last year as well as to the disposal of our Industrial Turbines businesses and the decline of the US dollar against the Euro. On a comparable basis, sales decreased by 9% versus the first half of fiscal year 2003.

Operating income

Following the discovery of accounting improprieties at ATI (as announced on 30 June 2003 just prior to the General Shareholders Meeting on 2 July 2003), we subsequently conducted reviews of other ATI contracts. They led management to make revised estimates of costs to complete contracts in our Transport Sector, leading to additional charges of €102 million in relation to the US Transport business. Separately, two key subcontractors on a utility boiler contract in the US declared bankruptcy, causing a charge estimated at €60 million for the Power Environment Sector. In addition, the decrease in sales, which was not completely offset by a corresponding decrease in operating expenses due to the time necessary to realise the benefits of our restructuring programmes, led to a decrease in our operating income.

As a consequence, our operating income in the first half of the fiscal year 2004 was €132 million or 1.5% of sales.

Net income/loss

Net loss after goodwill amortisation was €624 million as a result of the low level of operating income, higher financial expenses and restructuring charges and lower than anticipated deferred tax credits.

Free Cash Flow

Our free cash flow was €(674) million in the first half of fiscal year 2004 as a result of:

•	cash outflows of €394 million on the GT24/GT26 gas turbines (as compared with €1,055 million for the full fiscal year 2003);

•	higher restructuring and financial expenses; and

•	deterioration of our working capital, related among other things to the strong decline in orders received in the first half of fiscal year 2004 as a result of the uncertainty generated by our financial situation during the summer and to customers and suppliers seeking payment terms that were less favourable to us.

RECENT DEVELOPMENTS

There have been no major developments since 30 September 2003. However, we have seen an encouraging rebound in orders in our Sectors where orders received and secured (meaning the contract is signed but not formally registered in our backlog because it has not yet come into force) by the end of October represented approximately €1,400 million (out of which €700 million for Transport).

OUTLOOK

The timing of recovery in the power generation equipment and cruise-ship markets is uncertain over the short to medium-term, while we believe that the transport market should remain sound. We expect overall demand in power generation equipment to remain generally low over the coming months but we are confident that market fundamentals will lead, in the medium to long-term, to growing demand for both new equipment and service. We believe as well that the financing package announced in September 2003 will positively impact our commercial prospects. Sales should continue to decrease in the second half of fiscal year 2004 when compared with fiscal year 2003 due to the lower level of orders received in fiscal year 2003 mainly in the former Power Sector.

The current situation regarding our markets and the extent and timing of the impact of our financing package on our commercial operations make it difficult to predict our likely future financial results. For internal planning purposes, however, we have set a number of financial objectives, including achieving consolidated sales of more than €15 billion (excluding our T&D and Industrial Turbines activities) and an operating margin of approximately 6% by fiscal year 2006. Our ability to achieve these objectives depends on the results of our extensive restructuring and cost reduction plans, the recovery and downsizing of Power Turbo-Systems, the closing out of the GT24/GT26 issue, the implementation of the financing package, the improvement of our Transport operating margin to 7%, and the progressive shift of our business mix towards more profitable after market and service activities.

We have also set internal objectives with respect to our free cash flow and our economic debt.

We expect our free cash flow to be negative through the end of fiscal year 2005, and we are currently anticipating approximately €(1,200) million of free cash flow on a cumulative basis for fiscal years 2004 and 2005. This figure takes into account anticipated cash outflows linked to the GT24/GT26 gas turbines, which will continue in the second half of fiscal year 2004 and in fiscal year 2005, as well as significant restructuring costs. We have an objective to achieve positive cash flow once the cash outflows on the GT24/GT26 cease.

We have set as an objective to reduce our economic debt below €2.5 billion by March 2005 (on the basis of our current definition and before any change in accounting principles and without taking into account the conversion of the 20 year-bond reserved for the French State) through the proceeds from disposals, the €300 million capital increase and the issuance of mandatory convertible bonds, each of which is part of our financing package described above.

The foregoing are “forward-looking statements,” and as a result they are subject to uncertainties. The success of our strategy and action plan, our sales, operating margin and financial position could differ materially from the goals and targets expressed above if any of the risks we describe in our Annual Report for fiscal year 2003 as updated and in our Annual Report on Form 20F in the sections entitled “Forward Looking Statements” and “Risk Factors”, or other unknown risks, materialise.

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

Changes in business composition

Our results for the first half of fiscal year 2004 as compared with the first and second halves of fiscal year 2003 have been significantly impacted by the disposal of our Industrial Turbines businesses and to a lesser extent by the disposal of our activities in South Africa in September 2002. Our Industrial Turbines were disposed of under two transactions: our small gas turbines business was sold with effect from 30 April 2003 and our medium-sized gas turbines and industrial steam turbines businesses were sold with effect from 1 August 2003. Certain minor sites have yet to be transferred to Siemens pending completion of legal procedures relating, for example, to anti-competition laws in select jurisdictions.

Use and reconciliation of non-GAAP financial measures

From time to time in this section, we disclose figures which are non-GAAP financial indicators. Under the rules of the United States Securities and Exchange Commission (“SEC”) and the Commission des Opérations de Bourse (“COB”), a non-GAAP financial indicator is a numerical measurement of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measurement calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measurement so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in France.

Free cash flow

We define free cash flow to mean net cash provided by (used in) operating activities less capital expenditures, net of proceeds from disposals of property, plant and equipment and Increase (decrease) in variation in existing receivables considered as a source of funding of our activity. Total proceeds from disposals of property, plant and equipment in our Consolidated Statements of Cash Flows include proceeds from our real estate disposal programme designed under our strategy and action plan that we eliminate from the calculation of the free cash flow given that this programme is non-recurring and that we consider only the receipt of minor proceeds as part of our normal operations.

Free cash flow does not represent net cash provided by (used in) operating activities, as calculated under French GAAP. The most directly comparable financial measure to Free cash flows calculated and presented in accordance with French GAAP is Net cash provided by (used in) Operating activities, and a reconciliation of free cash flows and Net cash provided by (used in) operating activities is presented below.

Total Group Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)
	(in € million)
Net cash provided by (used in) operating activities	83	(620)	(537)	(731)
Elimination of variation in existing receivables	152	509	661	144
Capital expenditures	(200)	(210)	(410)	(105)
Proceeds from disposals of property, plant and equipment	40	212	252	166
Elimination of proceeds from our programme of disposal of real estate assets		(231)	(231)	(148)

Free Cash Flow	75	(340)	(265)	(674)

We use the free cash flow measure both for internal analysis purposes as well as for external communications, as we believe it provides more accurate insight into the actual amount of cash generated or used by our operations. Management believes the presentation of free cash flow is beneficial to investors for this reason.

Economic Debt

We define economic debt to mean net debt (or financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables (“securitisation of existing receivables”). Economic debt does not represent our financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding indebtedness, as trade receivables securitised are sold irrevocably and generally without recourse. The financial measure most directly comparable to economic debt calculated and presented in accordance with French GAAP is financial debt, and a reconciliation of economic debt and financial debt as measured in accordance with French GAAP is presented below.

Total Group Actual figures	At 30 Sept. 2002 (Unaudited)	At 31 March 2003	At 30 Sept. 2003 (Unaudited)
	(in € million)
Financial Debt	4,312	6,331	6,076
Undated subordinated notes(1)	250
Short term investments	(265)	(142)	(98)
Cash and cash equivalents	(2,126)	(1,628)	(1,671)
Cash proceeds from sale of trade receivables	884	357	212

Economic debt	3,055	4,918	4,519

(1)	Our undated subordinated notes have been reclassified in Financial debt as at 31 March 2003.

We use the economic debt measure both for internal analysis purposes as well as for external communications, as we believe it provides a more accurate measure by which to analyse our total external sources of funding for our operations and its variation from one period to another.

Capital Employed/Return on Capital Employed (ROCE)

We define capital employed to mean fixed assets, net, plus current assets (excluding net amount of securitisation of existing receivables), less provisions for risks and charges and current liabilities. The main part of our other fixed assets is allocated to Corporate’s capital employed because they are managed by Corporate; they mainly include loans in respect of Marine Vendor Financing and prepaid assets-pensions. Further, we use capital employed to calculate return on capital employed (ROCE), which we define as EBIT divided by capital employed. Capital employed does not represent current assets, as calculated under French GAAP. The most directly comparable financial measure to capital employed and presented in accordance with French GAAP is current assets, and a reconciliation of capital employed and current assets is presented below. Capital employed by Sector and for the Group as a whole are also presented in Note 16 to the 30 September 2003 Interim Consolidated Financial Statements.

Total Group Actual figures	At 30 Sept. 2002 (Unaudited)	At 31 March 2003	At 30 Sept. 2003 (Unaudited)
	(in € million)
Current assets	13,010	11,728	11,031
Cash proceeds from sale of trade receivables	884	357	212
Current liabilities	(13,956)	(12,917)	(12,173)
Provisions for risk and charges	(3,197)	(3,698)	(3,500)
Fixed assets	9,955	9,478	8,333

Capital employed	6,696	4,948	3,903

We use the capital employed and ROCE measures both for internal analysis purposes as well as for external communications, as we believe they provide insight into the amount of financial resources employed by a Sector or the Group as a whole and the profitability of a Sector or the Group as a whole in regard to the resources employed. Management believes the presentation of capital employed and ROCE is useful to investors for this reason.

Comparable basis

The figures presented in this section include performance indicators presented on an actual basis and on a comparable basis. Figures have been given on a comparable basis in order to eliminate the impact of changes in business composition and changes resulting from the translation of our accounts into Euro following the variation of foreign currencies against the Euro. All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a comparable basis both for our internal analysis and for our external communications, as we believe they provide means by which to analyse and explain variations from one period to another. However, these figures provided on a comparable basis are unaudited and are not measurements of performance under either French or US GAAP.

To prepare figures on a comparable basis, we have performed the following adjustments to the corresponding figures presented on an actual basis:

•	restatement of the actual figures for the first and second halves of fiscal year 2003 using 30 September 2003 exchange rates for order backlog, orders received, sales and operating income and elements constituting our operating income; and

•	adjustments due to changes in business composition have then been made to the same line items for first and second halves of fiscal year 2003. More particularly contributions of material activities sold since 1 April 2003 have been excluded from the figures reported in the first and second halves of fiscal year 2003, mainly the South Africa business disposed of in September 2002 and Industrial Turbine businesses disposed of in the first half of fiscal year 2004.

The following table sets out the estimated impact of changes in exchange rates and in business composition (“Scope impact”) for all indicators disclosed in this document both on an actual basis and on a comparable basis for the first and second halves of fiscal year 2003. No adjustment has been made on figures disclosed for the first half of fiscal year 2004.

	1st Half September 2002				2nd Half March 2003				Full year 2002/03	Full year 2002/03	1st Half Sept. 2003
Unaudited figures	Actual figures	Exchange rate	Scope impact	Compar- able figures	Actual figures	Exchange rate	Scope impact	Compar- able figures	Actual figures	Compar- able figures	Actual figures
	(in € million)
Power Turbo-systems	n/a	n/a	n/a	n/a	3,445	(53)	0	3,392	3,445	3,392	3,027
Power Environment	n/a	n/a	n/a	n/a	3,863	(42)	0	3,821	3,863	3,821	3,452
Power Service	n/a	n/a	n/a	n/a	2,793	(142)	0	2,651	2,793	2,651	2,860
Industrial Turbines	n/a	n/a	n/a	n/a	1,285	(29)	(1,256)	0	1,285	0	0
Power	13,599	n/a	n/a	n/a	11,386	(266)	(1,256)	9,864	11,386	9,864	9,339
T&D	2,960	(112)	0	2,848	2,694	(71)	0	2,623	2,694	2,623	2,894
Transport	14,784	(739)	0	14,045	14,675	(240)	0	14,435	14,675	14,435	13,795
Marine	2,229	0	0	2,229	1,523	0	0	1,523	1,523	1,523	1,041
Corporate and other	39	(1)	0	38	52	(1)	0	51	52	51	105

ORDER BACKLOG	33,611	n/a	n/a	n/a	30,330	(578)	(1,256)	28,496	30,330	28,496	27,174
Power Turbo-systems	1,368	(65)	0	1,303	453	(9)	0	444	1,821	1,747	839
Power Environment	1,469	(116)	0	1,353	1,114	(14)	0	1,100	2,583	2,453	1,042
Power Service	1,686	(131)	0	1,555	1,248	(57)	0	1,191	2,934	2,746	1,368
Industrial Turbines	508	(18)	(170)	320	757	(16)	(421)	320	1,265	640	320
Power	5,031	(330)	(170)	4,531	3,572	(96)	(421)	3,055	8,603	7,586	3,569
T&D	2,067	(78)	(85)	1,904	1,664	(44)	0	1,620	3,731	3,524	1,801
Transport	3,300	(165)	0	3,135	3,112	(51)	0	3,061	6,412	6,196	1,672
Marine	26	0	0	26	137	0	0	137	163	163	340
Corporate and other	113	(3)	(29)	81	101	(1)	0	100	214	181	57

ORDERS RECEIVED	10,537	(576)	(284)	9,677	8,586	(192)	(421)	7,973	19,123	17,650	7,439
Power Turbo-systems	2,413	(144)	0	2,269	1,444	(29)	0	1,415	3,857	3,684	1,211
Power Environment	1,457	(142)	0	1,315	1,641	(48)	0	1,593	3,098	2,908	1,331
Power Service	1,350	(133)	0	1,217	1,328	(63)	0	1,265	2,678	2,482	1,361
Industrial Turbines	592	(16)	(366)	210	676	(16)	(450)	210	1,268	420	210
Power	5,812	(435)	(366)	5,011	5,089	(156)	(450)	4,483	10,901	9,494	4,113
T&D	1,778	(78)	(65)	1,635	1,827	(38)	0	1,789	3,605	3,424	1,562
Transport	2,339	(101)	0	2,238	2,733	(51)	0	2,682	5,072	4,920	2,297
Marine	725	0	0	725	843	0	0	843	1,568	1,568	822
Corporate and other	115	(1)	(26)	88	90	(1)	0	89	205	177	60

SALES	10,769	(615)	(457)	9,697	10,582	(246)	(450)	9,886	21,351	19,583	8,854
Power Turbo-systems	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(1,399)	(1,306)	(127)
Power Environment	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	224	213	24
Power Service	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	403	380	196
Industrial Turbines	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	82	28	14
Power	270	(31)	2	241	(960)	88	(54)	(926)	(690)	(685)	107
T&D	110	(3)	(9)	98	117	(1)	0	116	227	214	84
Transport	90	(5)	0	85	(114)	19	0	(95)	(24)	(10)	(37)
Marine	16	0	0	16	8	0	0	8	24	24	4
Corporate and other	56	(1)	0	55	(100)	(1)	0	(101)	(44)	(46)	(26)

OPERATING INCOME	542	(40)	(7)	495	(1,049)	105	(54)	(998)	(507)	(503)	132

A significant part of our sales and expenditures are realised and incurred in currencies other than the Euro. The principal currencies to which we had significant exposures in fiscal year 2004 were the US Dollar, British Pound, Swiss Franc, Mexican Peso and Brazilian Real. Our orders received and sales have been impacted by the translation of our accounts into Euros resulting from changes in value of the Euro against other currencies in fiscal year 2004. The impact was a decrease of approximately 6 % compared with first half of fiscal year 2003.

Proforma figures

The figures presented in this section include financial measures and performance indicators presented on a proforma basis. Proforma figures have been adjusted to reflect the effect of the disposals of the T&D Sector, excluding the Power Conversion business, and our Industrial Turbines activities. For the derivation of pro-forma sales, operating income and operating margin, see our Pro-forma Consolidated Financial Statements year ended 31 March 2003 and half-year ended 30 September 2003 for more details. We derived order backlog and orders received in an analogous manner.

KEY GEOGRAPHICAL FIGURES FOR FIRST AND SECOND HALF OF FISCAL YEAR 2003 AND FIRST HALF OF FISCAL YEAR 2004

Geographical analysis of orders

The table below sets out, on an actual basis, the geographic breakdown of orders received by region of destination.

	Actual Figures						Proforma Figures
Total Group	First Half Sept. 02 (Unaudited)	% contrib.	2nd Half March 03 (Unaudited)	% contrib.	First Half Sept. 03 (Unaudited)	% contrib.	First Half Sept. 03 (Unaudited)	% contrib.
	(in € million)
Europe	5,180	49%	3,709	43%	3,819	51%	2,818	51%
North America	2,138	20%	2,466	29%	1,034	14%	869	16%
South and Central America	603	6%	395	5%	314	4%	244	4%
Asia / Pacific	1,638	16%	1,079	13%	1,193	16%	849	15%
Middle East / Africa	978	9%	937	11%	1,079	15%	761	14%

Orders received by destination	10,537	100%	8,586	100%	7,439	100%	5,541	100%

For the first half of fiscal year 2004, the geographic breakdown showed a decrease of the North America’s contribution as compared with the first half of fiscal year 2003. For other regions the breakdown was broadly equivalent. The decrease in North America was mainly due to the decrease in orders received by Transport, which were at exceptionally high levels last year, due to over-capacity in the power generation market and to the fall of the US dollar against the Euro.

Europe remained the largest market in terms of orders received representing 51% of the total. This region remained important for Transport as well as for Power Environment.

Activity in South and Central America remained low and markets were depressed in Brazil for Power Environment and Power Service.

The Asia / Pacific region remained stable, at 16% of the total. The level of orders received during the first half of fiscal year 2004 was lower as compared with last year although we believe the prospects for the future are positive.

The share of Middle East/Africa in orders received increased from 9% in the first half of fiscal year 2003 and 11% in the second half of fiscal year 2003, up to 15% in first half of fiscal year 2004, as a result of orders received by our Power Turbo-Systems Sector in Algeria and Bahrain.

Geographical analysis of sales by region of destination

The table below sets out, on an actual basis, the geographical breakdown of sales by region of destination.

	Actual Figures						Proforma Figures
Total Group	First Half Sept. 02 (unaudited)	% contrib.	2nd Half March 03 (unaudited)	% contrib.	First Half Sept. 03 (unaudited)	% contrib.	First Half Sept. 03 (unaudited)	% contrib.
	(in € million)
Europe	4,303	40%	4,917	46%	4,161	47%	3,437	47%
North America	2,673	25%	2,046	19%	1,662	19%	1,435	20%
South and Central America	775	7%	759	7%	488	6%	410	6%
Asia / Pacific	1,833	17%	1,894	18%	1,875	21%	1,572	22%
Middle East / Africa	1,185	11%	967	9%	668	8%	454	6%

Sales by destination	10,769	100%	10,583	100%	8,854	100%	7,308	100%

Although the level of sales in Europe decreased in actual terms, Europe’s share of total sales increased from 40% in the first half of last fiscal year to 46% in the first half of fiscal year 2004. This is the result of the significant decrease in sales in other areas such as North America and South and Central America.

North America decreased mainly as a result of the low level of sales in the field of power generation, reflecting the evolution of this market.

Asia/Pacific remained stable in absolute terms at about €1.9 billion, and its share of total sales increased as major Power plant deliveries were achieved in South East Asia.

POWER SECTORS

The following table sets out some key financial and operating data for the former Power Sector:

Power Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	13,599	11,386	11,386	9,339	(31%)	(18%)
Orders received	5,031	3,572	8,603	3,569	(29%)	(0%)
Sales	5,812	5,089	10,901	4,113	(29%)	(19%)
Operating income	270	(960)	(690)	107
Operating margin	4.6%	(18.9%)	(6.3%)	2.6%
EBIT	133	(1,196)	(1,063)	(118)
Capital Employed	3,529	2,383	2,383	1,679
ROCE	7.5%	n/a	n/a	n/a

Power Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	9,864	9,864	9,339	n/a	(5%)
Orders received	4,531	3,055	7,586	3,569	(21%)	17%
Sales	5,011	4,483	9,494	4,113	(18%)	(8%)
Operating income	241	(926)	(685)	107
Operating margin	4.8%	(20.7%)	(7.2%)	2.6%

Power Proforma figures(1)	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	10,101	10,101	9,339	n/a	(8%)
Orders received	4,523	2,815	7,338	3,249	(28%)	15%
Sales	5,220	4,413	9,633	3,903	(25%)	(12%)
Operating income	n/a	n/a	(772)	93
Operating margin	n/a	n/a	(8.0%)	2.4%

(1)	Proforma figures excluding Industrial Turbines businesses.

The Power Sector was reorganised into three new Sectors following the end of fiscal year 2003. The figures shown above and discussed below reflect this new organisation. However, due to the reorganisations, and to intra-segments/inter-segments transactions, the figures reported for fiscal year 2003 cover only full year operating income with no split of operating income by semester.

POWER TURBO-SYSTEMS

The following table sets out some key financial and operating data for the Power Turbo-systems Sector:

Power Turbo- Systems Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	3,445	3,445	3,027	n/a	(12%)
Orders received	1,368	453	1,821	839	(39%)	85%
Sales	2,413	1,444	3,857	1,211	(50%)	(16%)
Operating income	n/a	n/a	(1,399)	(127)
Operating margin	n/a	n/a	(36.3%)	(10.5%)
EBIT	n/a	n/a	(1,527)	(219)
Capital Employed	n/a	n/a	n/a	(1,466)
ROCE	n/a	n/a	n/a	n/a

Power Turbo- Systems Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	3,392	3,392	3,027	n/a	(11%)
Orders received	1,303	444	1,747	839	(36%)	89%
Sales	2,269	1,415	3,684	1,211	(47%)	(14%)
Operating income	n/a	n/a	(1,306)	(127)
Operating margin	n/a	n/a	(35.5%)	(10.5%)

Orders received

The first half of fiscal year 2004 saw a continued downward trend in the power generation market due to a decline in US activity and a slowdown in other parts of the world, except for China. The uncertain global economic climate led to delayed decisions about new capital investments. Overall, North America experienced over-capacity and the new market forces shifted the focus away from favouring merchant power plants to regulated businesses (utilities). In Europe certain markets still show demand such as in Spain, Italy and the northern countries; however sluggish economies may impact the progress of deregulation and unbundling in the power generation and transmission market. The regional demand in the Middle East remained sustained. Asia was much better oriented and economic growth is coming back after the crisis of the late 1990’s. China continued to develop a very large equipment ordering programme to meet with strong electricity demand but most of this is met by local suppliers.

The increased price volatility for fuel and electricity emanating from the liberalisation of markets re-emphasised the need for flexibility and diversity of power generation technologies.

On an actual basis, orders received by Turbo-Systems for the first half of fiscal year 2004 were 85% higher than the second half of fiscal year 2003, but 39% lower than for the first half of fiscal year 2003, reflecting the overall market environment described above.

During the first half of fiscal year 2004, Power Turbo-Systems booked the following major orders:

•	F Kirina, an open cycle plant in Algeria (2x GT13 E2 gas turbines);

•	Alba P4, a combined cycle plant (2x GT 13 E2) for Aluminium Bahrain; and

•	Several Steam turbine retrofit orders, both in Europe and in the US.

By geography, compared to the second half of fiscal year 2003, orders received significantly decreased by 20% in Europe, while North America dropped by 58%. Steam turbine retrofits remained active, essentially for nuclear plants. South America was extremely depressed with a limited expected level of new infrastructure investments in the near future. Asia is still an important market, but no significant project materialised during the first half of fiscal year 2004. The most active region was Middle East, with a total amount of orders received for the 6 month period already higher than the full fiscal year 2003.

Sales

Sales by Power Turbo-Systems in the first half of fiscal year 2004 decreased by 50% compared with the first half of fiscal year 2003, on an actual basis, and by 47% on a comparable basis. This is mainly due to very high level achieved during the first half of last year, as a continuation of the exceptional level of orders received in the prior years. The lower level of orders received in the fiscal years 2002 and 2003, have had a significant negative impact on the current year’s sales.

On a actual basis, sales for Power Turbo-Systems in the first half of fiscal year 2004 decreased by 16% compared with the second half of fiscal year 2003. The effect of the decline in orders started to materialise in the second half of last year, in particular for the sale of turbines to power plants.

By geography, compared to the second half of fiscal year 2003, North America decreased by 35%, Europe decreased by 22%, while Asia/Pacific increased by 51%. This is due to the high volumes traded on Power plant contracts, particularly in Malaysia, Vietnam and Singapore.

Operating income and operating margin

Power Turbo-Systems’ operating income was €(127) million in the first half of fiscal year 2004 compared with €(1,399) million in the full fiscal year 2003 on an actual basis. The main reasons for negative operating income in the first half of fiscal year 2004 were the low level of sales recognised in the period and a charge of €22 million, as certain anticipated achievements in our mitigation plan for the GT24/GT26 did not materialise.

Operating income in fiscal year 2003 was strongly impacted by the negative effects of the GT24/GT26 gas turbines problems and the related exceptional provisions and accrued contract costs, and by a sharp decrease in sales as compared with fiscal year 2002.

Update on GT24/GT26 Gas Turbine Issues

GT24 and GT26 gas turbines, with outputs of 180 MW and 260 MW, respectively, are the largest of our extensive range of gas turbines. The technology was originally developed by ABB in the mid-1990s, with most sales made prior to the acquisition by ALSTOM. These turbines are based on an advanced design concept. At the start of the commercial operation of the second generation, or “B” version turbines, in 1999 and 2000, a number of technical issues were identified, showing the turbines would not meet the contractual performance and lifetime obligations.

In response, we set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while we developed the technical solutions to allow full rating operation. We also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that we call a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, applied. During that period, varying solutions were applied depending on the situation, however in general we replaced short life components at our cost and agreed on contractual amendments, including revised financial conditions, with each customer.

We have implemented several technical improvements to the turbines, which permit flexible and reliable operation of the fleet. The cumulative plant reliability since start of commercial operation is now 97% for the GT24/GT26 fleet. Operational reliability and flexibility are important ingredients for our customers, particularly for those in merchant markets.

Our confidence in the technology is being reinforced by the major progress achieved, as modifications aimed at delivering enhancements to output and efficiency have been designed, validated, tested and are being implemented as follows:

•	Compressor mass flow and efficiency increase for GT26 – Successful demonstration of increased electrical output improvement at our full-scale test facility in Birr, Switzerland. Compressor mass flow and efficiency increase for GT24 successfully tested at a power plant in Mexico. Improved, validated and tested compressor upgrades have been installed on existing sites in USA, Spain and Ireland, and are being included in new applications. The fleet lead unit, with the new compressor, has now been in operation for more than 4,000 hours.

•	High fogging Inlet System – Successful demonstration of an increase of more than 6% in electrical output in both the test facility and field validation units. The system can be applied to both existing and new gas turbine installations.

•	Dual Fuel Capability – Successful demonstration in both the test facility and field validation units. The system is now available for commercial application on both existing and new gas installations.

•	Life-time package – 5 engines have been fitted with the blade improvement package, and after 2,300 hours of operation the inspection shows a fully satisfactory behaviour.

The 72 machines in service had accumulated over 730,000 operating hours at high reliability levels as of 30 September 2003.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming clearer. Of the 80 units, 72 units are in commercial operation, 2 are in commissioning, 2 are in construction and for 4 the contract has been suspended. Commercial settlement is progressing well with several additional agreements concluded (68 settlements agreed or not needed as at 13 November 2003), and all of the 7 litigation cases have now been settled satisfactorily. Under agreements covering 31 of the units, we are committed to or otherwise have the opportunity to make upgrade improvements within agreed time periods. The remaining units, which are in commercial operation, are either in normal warranty or have had those warranty periods expire. The order backlog still includes €498 million, in respect of a GT26 contract for 4 units currently suspended on which the owner has an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

In the fourth quarter of fiscal year 2003 unexpected setbacks and delays, now resolved, were experienced in validating and testing several important components of the recovery package, notably the compressor upgrade and “full lifetime” blades. These delays resulted in our being unable to implement certain scheduled performance recovery measures during the recovery periods agreed with certain of our customers.

In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. We also incur additional costs because we have been forced to shut down the machines more frequently to replace short life components at our expense. Our previously expected targets were therefore not achievable in the current context.

In fiscal year 2000, ABB ALSTOM Power, of which we owned 50% at that time, recorded a total of €519 million of provisions and accrued contract costs in respect of the GT24/GT26 gas turbines. In fiscal year 2001, we recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines and retained provisions and accrued contract costs of €1,530 million at 31 March 2001. In fiscal year 2002, we recorded an additional €1,075 million of provisions and accrued contract costs related to the turbines and retained provisions and accrued contract costs of €1,489 million at 31 March 2002, including a €49 million provision in respect of an option exercised on a contract after the bulk of the GT24/GT26 portfolio was sold. We recorded an additional €1,637 million of provisions and accrued contract costs related to these turbines in fiscal year 2003, including €83 million recorded in fiscal year 2003 in the Customer Service Segment in respect of contracts transferred to this Segment as part of our after market operations and on which we have no uncovered exposure. We therefore retained €1,655 million of provisions and accrued contract costs at 31 March 2003 in respect of these turbines after taking into account mitigation plans of €454 million.

As of 30 September 2003, the mitigation target has been reduced by €118 million to €336 million. This reduction included €22 million related to exchange rate movements, €68 million of achieved mitigation actions and certain planned mitigation actions which did not materialise resulting in a corresponding €28 million charge in our operating income for the first half of fiscal year 2004 (€22 million for Power Turbo-Systems and €6 million for Power Service). As of 30 September 2003, we retained €1,193 million of provisions and accrued contract costs. This amount does not include €336 million of exposure, which we consider the risks mitigated by appropriate action plans.

POWER ENVIRONMENT

The following table sets out some key financial and operating data for the Power Environment Sector:

Power Environment Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	3,863	3,863	3,452	n/a	(11%)
Orders received	1,469	1,114	2,583	1,042	(29%)	(6%)
Sales	1,457	1,641	3,098	1,331	(9%)	(19%)
Operating income	n/a	n/a	224	24
Operating margin	n/a	n/a	7.2%	1.8%
EBIT	n/a	n/a	107	(29)
Capital Employed	n/a	n/a	n/a	850
ROCE	n/a	n/a	n/a	n/a

Power Environment Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	3,821	3,821	3,452	n/a	(10%)
Orders received	1,353	1,100	2,453	1,042	(23%)	(5%)
Sales	1,315	1,593	2,908	1,331	1%	(16%)
Operating income	n/a	n/a	213	24
Operating margin	n/a	n/a	7.3%	1.8%

Orders received

Fiscal year 2003 saw an abrupt market downturn in the US – particularly in the combined cycle market following a boom during the prior two years. The first half of this year has shown a continuation of that trend. Latin America suffered from economic difficulties last year leading to a drop in the number of projects being built. The Brazilian market in particular was very weak, severely impacting the Hydro business. In Europe, the market remained active in some areas, in particular Germany for Waste to Energy contracts and Italy for Heat Recovery Steam Generators. In Asia, China continued to develop its capacity of electricity generation, with some awards in Hydro; however a large numbers of projects were awarded to local suppliers.

The increased price volatility for fuel and electricity emanating from the liberalisation of markets re-emphasised the need for flexibility and diversity of power generation technologies. Environmental policies are increasingly being integrated into market requirements favouring our environmental control equipment.

Orders received by Power Environment in the first half of fiscal year 2004 were lower than in the first half of 2003, due to the slow down in the markets across all businesses that commenced during the second half of last year. In the first half of fiscal year 2003, large contracts were booked in Utility Boilers (Santee Cooper) & Hydro (Victoria Falls).

On an actual basis, orders received by Power Environment for the first half of fiscal year 2004 decreased by 6% as compared with the second half of fiscal year 2003, and 29% as compared with the first half of fiscal year 2003.

During the first half of fiscal year 2004, Power Environment booked the following major orders:

•	In Germany, a combined heat and power plant in Sandreuth, two waste incineration boilers in Muenster, new firing systems for lignite-fired boilers in Schkopau; and

•	In China, a circulating fluidised bed (CFB ) boiler in Baima, Sichuan Province.

By geography, orders were strongest in Europe this year. The strongest market has been Germany, primarily the Waste to Energy market, but we also booked orders in Italy and France. Some smaller orders were booked in China and India, and our prospects in Asia remain positive overall. Activity in North and South America continued to be low.

Sales

Sales of Power Environment in the first half of fiscal year 2004 fell 9% compared with the first half of fiscal year 2003, on an actual basis, and increased slightly on a comparable basis. Hydro Business sales were higher compared to first half of last year due to a large order booked in the second half of last year. Utility Boiler sales are significantly lower than first half last year due to low bookings in the second half of last year.

Operating income and operating margin

The operating income of Power Environment was €24 million for the first half of fiscal year 2004, compared with €224 million for the full fiscal year 2003. This low level included a charge of €60 million related to the revised cost of completion of a utility boiler contract in the US due to the bankruptcy of two key subcontractors.

POWER SERVICE

The following table sets forth some key financial and operating data for the Power Service Sector:

Power Service Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	2,793	2,793	2,860	n/a	2%
Orders received	1,686	1,248	2,934	1,368	(19%)	10%
Sales	1,350	1,328	2,678	1,361	1%	2%
Operating income	n/a	n/a	403	196
Operating margin	n/a	n/a	15.0%	14.4%
EBIT	n/a	n/a	304	123
Capital Employed	n/a	n/a	n/a	2,295
ROCE	n/a	n/a	n/a	10.7%

Power Service Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	2,651	2,651	2,860	n/a	8%
Orders received	1,555	1,191	2,746	1,368	(12%)	15%
Sales	1,217	1,265	2,482	1,361	12%	8%
Operating income	n/a	n/a	380	196
Operating margin	n/a	n/a	15.3%	14.4%

Orders received

Fiscal year 2003 saw a continuation of trends already emerging in the last financial year in the service market for gas fired and combined cycle plants. Clients generally were more cost driven and continued to lower their maintenance budgets. Many markets showed impacts of generation over-capacity and high fuel prices leading to less operating hours and deferred spending, thus lowering the potential service business. Despite these difficult circumstances, the business maintained a good workload with regular service work and the development of the sale of service packages and system solutions in addition to parts and repair projects.

The increased price volatility for fuel and electricity following the liberalisation of markets has re-emphasised the need for flexibility and diversity of power generation technologies and environmental policies are increasingly being integrated into market requirements. These developments favour our upgrade solutions for existing equipment.

Complete power plant management solutions are mainly sold for new plants and are therefore directly affected by the market success of new gas fired and combined cycle plants sold by the Power Turbo-Systems Sector.

On a regional basis orders were strong in the US supported by the booking of several time and material contracts and our large installed base of coal fired plants, which have been running at high capacity.

Capacity increase projects in Italy, mainly conversions from Steam to combined cycle power plants, are ongoing. In Spain, new Combined Cycle Gas Turbines will continue to come online in 2003, offering some opportunities for the near future. The German market remained stable while the Eastern European markets were and continue to be slow. In Asia several long term service agreements were signed.

On a comparable basis, orders received for the first half of fiscal year 2004 were 15% higher than the second half of fiscal year 2003, but 12% lower than for the first half of fiscal year 2003. The decrease in orders received compared with the strong first half of fiscal year 2003 was mainly due to the delay in several larger Operation & Maintenance orders.

During the first half of fiscal year 2004, Power Service booked the following major orders:

•	In the US, an order for a Hot Gas Protection Plant for a GT24 Combined Cycle Plant for La Paloma and an order for a GT11N inspection in Camabalanche;

•	In Fortaleza, Brazil, an O&M order for a GT11N2 Power plant for CGTF; and

•	In Olkiluoto, Finland, a modernisation and design contract for new reheaters/moisture separators and High Pressure Turbine for a power plant.

By geography, on an actual basis, orders received decreased by 9% in Europe, essentially due to a decrease in France and UK to some extent compensated by a slight increase in Germany. North America increased by 20%, due to a strong US general construction business and high service volumes on our large installed fleet of coal plants. South America was low during this year while prospects in Asia remain good although volumes have been somewhat below last years’ level.

Sales

Sales booked by Power Service in the first half of fiscal year 2004 were stable as compared with the first half of fiscal year 2003, on an actual basis, and increased 12% on a comparable basis. This is mainly due to a healthy level of sales in the US supported by a strong opening backlog of Time & Material work for environmental contracts and increased sales on O&M contracts as more contracts were starting their operation phase this year.

On a comparable basis, sales for the first half of fiscal year 2004 increased by 8% for the Power Service Sector compared with the second half of fiscal year 2003. This increase was due to several reasons including slightly increasing construction sales in the US and a strong increase in Spain and Columbia supported by higher sales on O&M contracts.

Operating income and operating margin

Power Service operating income was €196 million or 14.4% of sales in the first half of fiscal year 2004 compared with €403 million or 15.0% of sales for the full fiscal year 2003. This slight decrease resulted from the integration within the Power Service Sector of two loss making activities transferred from the former Industrial Segment, to negative settlements on two old contracts, and to a charge of €6 million given that certain anticipated achievements in our mitigation plan for the GT24/GT26 relating to Power Service did not materialise.

INDUSTRIAL TURBINES

The following table sets out some key financial and operating data for our Industrial Turbines businesses:

Industrial Turbines Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	n/a	1,285	1,285	0	n/a	(100%)
Orders received	508	757	1,265	320	(37%)	(58%)
Sales	592	676	1,268	210	(65%)	(69%)
Operating income	n/a	n/a	82	14
Operating margin	n/a	n/a	6.5%	6.7%
EBIT	n/a	n/a	53	7

Our Industrial Turbines businesses were sold to Siemens in the first half of fiscal year 2004 pursuant to two transactions: our small gas turbines business with effect from 30 April 2003 and our medium-sized gas turbines and industrial steam turbines businesses with effect from 1 August 2003. Certain minor sites have yet to be transferred to the buyer pending completion of legal procedures relating, for example, to competition regulations.

The scope of the businesses which we have sold is a sum of several management units, assets and investments for which it is very complex to reconstruct historical data for the first month of last year, for our small gas turbines business, and for the first four months of last year, for our medium-sized gas turbines and industrial steam turbines businesses. For the presentation of ALSTOM’s comparable consolidated figures for fiscal year 2003, we have taken the same data as for fiscal year 2004.

TRANSMISSION & DISTRIBUTION (T&D)

Our T&D Sector has been sold to Areva, excluding our Power Conversion business, with a completion of the transaction forecasted for the beginning of January 2004.

The following table sets out some key financial and operating data for our T&D Sector:

T&D Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	2,960	2,694	2,694	2,894	(2%)	7%
Orders received	2,067	1,664	3,731	1,801	(13%)	8%
Sales	1,778	1,827	3,605	1,562	(12%)	(15%)
Operating income	110	117	227	84
Operating margin	6.2%	6.4%	6.3%	5.4%
EBIT	61	20	81	6
Capital Employed	1,028	963	963	1,008
ROCE	11.9%	4.2%	8.4%	1.2%

T&D Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	2,848	2,623	2,623	2,894	2%	10%
Orders received	1,904	1,620	3,524	1,801	(5%)	11%
Sales	1,635	1,789	3,424	1,562	(4%)	(13%)
Operating income	98	116	214	84
Operating margin	6.0%	6.5%	6.3%	5.4%

Orders received

Over the first half of fiscal year 2004, the transmission and distribution market stabilised after the previous years’ weak evolution, however at a relatively low level. This was due to macro-economic uncertainty following the Iraq war and political instability in South America. By region, Europe remained weak, especially in the industrial market. North America started to show first signs of recovery. Asia, especially China, continued to show strong growth despite SARS epidemic. India shows also positive perspectives for the coming period following the implementation of a new regulatory framework.

Orders received by T&D in the first half of fiscal year 2004 decreased by 13% compared with the first half of fiscal year 2003, mainly due to exchange rate variations and the impact of the disposal of our activities in South Africa in September 2002. On a comparable basis, the decrease was 5%. The level of orders received has decreased by 14% in Europe, particularly in Germany and the UK. This was partly offset by an increased order intake in Scandinavia and Russia. With total orders of € 791 million in the first half of fiscal year 2004, Europe remained the largest contributor to T&D activity (44% of T&D orders received).

Order intake in the Americas almost halved as compared to the first half of fiscal year 2003, as a result of the negative exchange rate impact and the lack of large orders received, in South America. In the US, there was a decrease in the activity of both Power Conversion and Energy Management Market Businesses.

The African/Middle Eastern market was lower than last year, with a 9% decrease in the level of orders received. This evolution was due to the phasing of large orders that are expected in the second half of the fiscal year. This area remains a growing market for T&D, with large projects being won in the Transmission Projects Business.

T&D’s orders in Asia increased by 25% due to a high level of activity in China. The main contributor to this increase was Power Conversion, which booked several large projects in this region.

Sales

T&D sales amounted to €1,562 million in the first half of fiscal year 2004, a decrease of 12% compared with the first half of fiscal year 2003. On a comparable basis, the decrease was limited to 4%.

Sales decreased particularly in the Middle East/Africa, notably due to the disposal of South African activities. This decrease was partially offset by sales in Algeria and Bahrain, where the trading of significant contracts started.

T&D’s trading activity in Europe remained stable. This is principally due to the volume of system orders won at the beginning of fiscal year 2003 in Eastern Europe, where the projects won in Kazakhstan and Romania last year started to be traded.

Sales in the Americas dropped 28%. Sales in the Asian market decreased slightly, while the level of trading in China continued to increase mainly in the High Voltage Products business.

Operating income and operating margin

T&D operating income amounted to € 84 million in first half of fiscal year 2004, compared with €110 million in the first half of fiscal year 2003 on an actual basis, or €98 million on a comparable basis. The operating margin was 5.4% in the first half of fiscal year 2004 as compared with 6.2% in the first half of fiscal year 2003. T&D’s operating margin was impacted by the low level of sales recorded in the first half of the year in both product and system activities. Despite the improvement in productivity in most of the businesses, as a result of the standardisation programme launched in medium voltage and power transformer activities and to the rationalisation of the production platform launched in Europe, the gross margin and the operating income declined.

TRANSPORT

The following table sets out some key financial and operating data for the Transport Sector:

Transport Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	14,784	14,675	14,675	13,795	(7%)	(6%)
Orders received	3,300	3,112	6,412	1,672	(49%)	(46%)
Sales	2,339	2,733	5,072	2,297	(2%)	(16%)
Operating income	90	(114)	(24)	(37)
Operating margin	3.8%	(4.2%)	(0.5%)	(1.6%)
EBIT	43	(156)	(113)	(150)
Capital Employed	759	738	738	467
ROCE	11.3%	n/a	n/a	n/a

Transport Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03 (Unaudited)	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	14,045	14,435	14,435	13,795	(2%)	(4%)
Orders received	3,135	3,061	6,196	1,672	(47%)	(45%)
Sales	2,238	2,682	4,920	2,297	3%	(14%)
Operating income	85	(95)	(10)	(37)
Operating margin	3.8%	(3.5%)	(0.2%)	(1.6%)

Orders received

During the first half of fiscal year 2004, the market remained active in Europe and Asia, which partially compensated the downturn in North America. The Tram market remained the most active, and we were awarded several contracts such as in Strasbourg, Valenciennes, and Grenoble in France, and Alicante in Spain. We believe that this market segment will remain active with additional orders in the coming months.

During the first half of the fiscal year 2004, we confirmed 2 significant Metro contracts, one being 84 new vehicles for the London Underground and the other being the supply of 168 new cars for the Yanpu line in Shanghai.

The Information Solutions segment still maintains a high level of potential, and we took advantage of our competitiveness with major orders in Chile, China, South Korea, and the Netherlands.

Several countries, such as Italy, Spain, Switzerland, UK and the Netherlands, are now expanding their high speed networks, which offer very significant business opportunities over the coming months.

The North East line in Singapore having successfully entered into service, represented a significant showcase for our automatic driver-less system capabilities world wide.

The Orders received by Transport in the first half of fiscal year 2004 amounted to €1,672 million compared with €3,135 million in the first half of fiscal year 2003, on a comparable basis. This decrease by 47% was due to lower order intake in the US where we received in fiscal year 2003 major orders and to some extent to the uncertainties pending the announcement by ALSTOM of our revised financing package. Since this announcement, we have experienced a positive response from the market illustrated by about €700 million worth of orders secured in October 2003, which we consider to be a clear sign of renewed customer confidence.

Services, which include maintenance and renovation contracts, represented 21% of the orders received for the first half of fiscal year 2004, as compared with 14% for the first half of fiscal year 2003.

As a percentage of total orders received, Asia & North America represented respectively 11% and 13% of the total orders received compared with 14% and 16% for the same period of last year. Europe continued to represent a very significant market with 72% of orders received.

The major orders received in first half of the fiscal year 2004 included:

•	28 car trainsets and 59 trailer cars for Jubilee line in London underground ;

•	multi-year maintenance of freight locomotives in Mexico for Ferrosur ;

•	35 Citadis trams in Strasbourg ;

•	21Citadis trams in Valenciennes ;

•	35 Citadis trams in Grenoble ;

•	168 metropolis cars for YangPu Metro Line in Shanghai ;

•	9 light train rails from the Spanish region of Alicante ;

•	55 Coradia lint regional trains for DB Regional trains ;

•	60 additional trains four-car class 423 for Deutsche Bahn ;

•	ERTMS train control for Betuweroute rail line in Netherlands ;

•	Signaling system for Santiago metro line 4.

Sales

Sales in Transport decreased by 2% in first half of fiscal year 2004 compared with first half of fiscal year 2003, on an actual basis, and increased by 3% on a comparable basis. This was mainly due to the delivery of turnkey operations, especially in Greece (Athens suburban line), in Spain and in France (Trams Citadis), and to the maintenance and refurbishment activities located in Spain and Germany for locomotive renovation.

In first half of fiscal year 2004, Transport’s sales breakdown by region was as follows: Europe 71%, the Americas 9% and Asia/Pacific 20%. Compared with the first half of fiscal year 2003, Europe increased from 62% to 71% whereas the Americas and Asia both decreased.

Operating income and operating margin

Project reviews led management to make revised estimates of costs to complete contracts in our Transport Sector, leading to additional charges of €102 million in relation to the US Transport business. As a consequence, operating income of Transport in the first half of fiscal year 2004 amounted to €(37) million, compared with € 90 million in the first half of fiscal year 2003 on an actual basis. Transport’s operating income was €(114) million in the second half of fiscal year 2003 due to provisions recorded on the UK Trains for €140 million and on the US Trains for €73 million.

UK Trains

In 1997, shortly after the privatisation of the UK rail industry, we took five orders for a total of 119 new regional trains with an aggregate value of €670 million. These contracts were part of the first series of orders following the rail deregulation in the UK. At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts. As at 30 September, all 119 Regional Trains have been delivered to the respective train operating companies. Commitments made to customers in the previous fiscal year in order to close out contractual disputes are being followed. This includes extensive modification and warranty programmes at depots and the Washwood Heath manufacturing plant.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. The major activity relates to Pendolino High Speed Tilting Trains. At the end of September 2003, 28 of the 53 trains had been delivered, in line with the latest agreement with the operator and the Strategic Rail Authority. Trains are being used on the infrastructure operating a restricted service and for crew and driver training. The next key milestone for the project is the award of the 125 miles per hour passenger safety case and the tilting system. This is expected by the end of November 2003. We expect that all trains will be in service by September 2004.

While our dispute on the WCML contract is currently in litigation, we continue to attempt to reach a settlement with the buyer and the operator regarding such claims. The conclusion of the Regional Train contracts, the conclusion of the WCML contract expected in the near future and the lack of orders in the UK have resulted in our decision to close the new build assembly facility in Washwood Heath. An initial redundancy of 220 was announced in July 2003 and consultation is currently underway with employee representatives. A key priority is to maintain a balance between the need to reduce cost and meet our commitments on the above programmes.

MARINE

The following table sets out some key financial and operating data for our Marine Sector:

Marine Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	2,229	1,523	1,523	1,041	(53%)	(32%)
Orders received	26	137	163	340	1208%	148%
Sales	725	843	1,568	822	13%	(2%)
Operating income	16	8	24	4
Operating margin	2.2%	0.9%	1.5%	0.5%
EBIT	15	(3)	12	(2)
Capital employed	(220)	(343)	(343)	(593)
ROCE	n/a	n/a	n/a	n/a

Orders received

Since 2001, Marine’s main market, cruise-ship construction, has remained very weak world wide, due both to the high level of orders in the previous years (the year 2000 ended with a record orderbook of 50 ships under construction worldwide – essentially in Europe) and to the uncertainties following September 2001 events. In 2001, there was only one new order worldwide (for ALSTOM), in 2002, there were only 3 new orders world wide, and in 2003, none until September 2003, when 3 new orders were booked by certain European yards. A number of observers of the cruise market see the September 2003 orders as the possible sign of an upcoming market recovery.

The LNG carrier market remained very active, but is jeopardised by the low pricing policy of the Korean yards. In June 2003, the European Commission extended to this segment the protective subsidies reserved to the market segments directly exposed to Korean detrimental prices.

Orders received by Marine during the first half of fiscal year 2004 reached €340 million comprising a trans-Channel car-ferry for Seafrance and a 153,500 m3 LNG carrier- for Gaz de France.

Sales

Sales amounted to €822 million in the first half of fiscal year 2004. Marine completed and delivered during the first half of fiscal year 2004 the following vessels :

•	the cruise-ship Island Princess to P&O Princess (now Carnival plc);

•	the cruise-ship Crystal Serenity to NYK/Crystal Cruises;

•	a surveillance frigate to the Royal Moroccan Navy.

Operating income and operating margin

Operating income was €4 million in the first half of fiscal year 2004. Marine had to bear additional costs in the completion and delivery of a cruise-ship, and accrued contingency provisions on several other contracts obtained without subsidies. Marine also had to provide for indemnification of the owners of several recently-delivered cruise-ships propelled by podded drives.

Renaissance

We had undertaken vendor financing in support of the recovery plan for the Marine Sector from fiscal year 1996 to fiscal year 1998, which had helped us to obtain repeat orders for cruise-ships and increased the productivity of the shipyard. We had provided guarantees to financial institutions relating to indebtedness incurred by certain purchasers of our cruise-ships and fast ferries. As at 30 September 2003, the remaining guarantees related to a total of fourteen ships, including six cruise-ships delivered to Renaissance Cruises (“Renaissance”) and eight ships for four other customers. In addition, two other cruise-ships had been supplied to Renaissance without vendor financing.

Renaissance filed for bankruptcy in September 2001. Thereafter, we and the lenders undertook actions to secure and maintain the ships and to restructure their financing. Our overall exposure to Renaissance vendor financing at 30 September 2001 was €684 million in guarantees of financing made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships, including four that were previously owned by four special purpose leasing entities in which we had an interest, was transferred to subsidiaries of Cruiseinvest (Jersey) Ltd., an entity in which we own no shares and on the management of which we have no control. Cruiseinvest financed this acquisition principally through bank borrowings, guaranteed in part by us. In addition, we purchased subordinated limited recourse notes issued by Cruiseinvest, agreed to provide Cruiseinvest with a line of credit and met certain of our commitments under our pre-existing guarantees. Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest’s bank borrowings.

In parallel, the remarketing of the ships commenced, with the objective to put the ships back into cruise operations as quickly as possible, through bare-boat or time charters, and eventually sell them to the new operators when normal conditions are restored on the second-hand market. One of these ships was chartered to Swan Hellenic, a subsidiary of P&O Princess and resumed operations in April 2003. Two other ships have been operated from summer 2003 by Oceania Cruise, a new cruise-operator. Two others have also been operated from spring 2003 by Pullmantur, with possibilities of extension. A long-term lease has also been finalised with the European operator Delphin Seereisen for one ship, which has resumed cruise operations from summer 2003. The two other ships supplied to Renaissance without vendor financing have also been taken over by P&O Princess pursuant to a forward sales contract for transfer of title in 2005, and resumed cruise operations in November and December 2002. In brief, all the eight former Renaissance ships had resumed cruise operations on or before July 2003.

Our overall exposure to Renaissance vendor financing was €344 million at 30 September 2003, as compared with €368 million at 31 March 2003.

In addition to our Renaissance “vendor financing exposure”, our other outstanding Marine vendor financing guarantees amounted to €306 million at 30 September 2003 compared with €565 million at 31 March 2003, relating to six cruise-ships and two high-speed ferries for four different customers. This decrease is mainly due to the early reimbursement to us of €180 million of debt due to us from two special purpose entities following the agreement with our lenders on our financing package.

Consequently, our total vendor financing exposure in relation to Marine amounted to €650 million at 30 September 2003 compared with €933 million at 31 March 2003.

The last shipbuilding contract having benefited from any type of vendor financing came into force in November 1999. There is no other vendor financing arrangement or commitment relating to any contract in Marine’s order backlog.

As a result of the foregoing, we maintained a provision of €140 million at 30 September 2003 to cover risks associated with Marine vendor financing, unchanged compared with 31 March 2003.

CORPORATE AND OTHER

“Corporate and Other” comprises all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (prior to its disposal) and India which are not reported by Sectors.

The following table sets out some key financial and operating data for our Corporate and Other organisation:

Corporate & Other Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	39	52	52	105	169%	102%
Orders received	113	101	214	57	(50%)	(44%)
Sales	115	90	205	60	(48%)	(33%)
Operating income	56	(100)	(44)	(26)
EBIT	70	(116)	(46)	(32)
Capital employed	1,601	1,208	1,208	1,342

Corporate & Other Comparable figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)	% Variation Sept. 03/ Sept 02	% Variation Sept. 03/ March 03
	(in € million)
Order backlog	38	51	51	105	176%	106%
Orders received	81	100	181	57	(30%)	(43%)
Sales	88	89	177	60	(32%)	(33%)
Operating income	55	(101)	(46)	(26)

Operating income

Operating income included Corporate costs as well as the contribution of the International Network and the overseas entities, for the first half of fiscal year 2004, the operating income included as well some costs from the headquarters of the former Power Sector that have been allocated to Corporate. Operating income was €(26) million in the first half of fiscal year 2004, compared with €(44) million for the full year 2003. Costs incurred in fiscal year 2004 include some former sector costs, which are now borne by Corporate for around €25 million for the full year 2003.

Capital employed

Capital employed were €1,342 million as at 30 September 2003, including the main part of our other fixed assets, net (See Note 9 to the 30 September 2003 Interim Consolidated Financial Statements).

FINANCIAL STATEMENTS

INCOME STATEMENT

The following table sets out, on a consolidated basis, the elements of our operating income both on an actual and on a comparable basis for the Group as a whole:

Total Group Actual figures	First Half Sept. 02 (unaudited)	2nd Half March 03 (unaudited)	Full year 2002/03	First Half Sept. 03 (unaudited)
	(in € million)
Sales	10,769	10,582	21,351	8,854
Cost of sales	(8,905)	(10,282)	(19,187)	(7,577)
Selling expenses	(515)	(455)	(970)	(435)
R & D expenses	(319)	(303)	(622)	(239)
Administrative expenses	(488)	(591)	(1,079)	(471)

Operating income	542	(1,049)	(507)	132
Operating margin	5.0%	(9.9%)	(2.4%)	1.5%

Total Group Proforma figures	Full year 2002/03 (unaudited)	First Half Sept. 03 (unaudited)
	(in € million)
Sales	17,078	7,308
Cost of sales	(16,001)	(6,454)
Selling expenses	(609)	(286)
R & D expenses	(465)	(187)
Administrative expenses	(813)	(347)

Operating income	(810)	34
Operating margin	(4.7%)	0.5%

Sales

Sales were €8,854 million in the first half of fiscal year 2004, compared with €10,769 million in the first half of fiscal year 2003, a decrease of 18%, due principally to exchange rate variations, to the disposal of the Industrial Turbines businesses, and to lower sales of Power Turbo-systems while sales in other sectors remained stable or slightly increased on a comparable basis. Sales in first half of fiscal year 2004 decreased by 16% as compared with sales in second half of fiscal year 2003.

Percentage of services in sales was 25% in first half of fiscal year 2004, compared with 21% and 26 % in first half of fiscal year 2003 and in second half of fiscal year 2003.

No single customer represented more than 10% of our sales in any of the three periods discussed.

Selling and administrative expenses

Selling and administrative expenses were € 906 million in first half of fiscal year 2004 compared with € 1,003 million in first half of fiscal year 2003 and €1,046 million in second half of fiscal year 2003. This decrease reflected the savings and the first impact of the restructuring programmes launched as part of our action plan.

Research and Development expenses

Research and Development expenses were €239 million in the first half of fiscal year 2004, decreasing compared with €319 million in the first half of fiscal year 2003 and with € 303 million in second half of fiscal year 2003. This decrease was due to a decrease in expenses in connection with the GT24/GT26 gas turbines as the technology stabilised, and to the phasing of these expenses.

Operating income (loss) and operating margin

Operating income is measured before restructuring costs, goodwill and other acquired intangible assets, amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets, pension costs and employee profit sharing and before taxes, interest income and expenses. Operating margin is calculated by dividing the operating income by the total annual sales.

Operating income and operating margin were €132 million and 1.5 % in the first half of fiscal year 2004, as compared with operating income of € 542 million and margin of 5% in first half of fiscal year 2003, on an actual basis and an operating income of €(1 049) million and margin of (9.9)% in the second half of fiscal year 2003.

In the second half of fiscal year 2003, exceptional provisions and accrued costs were booked for the GT24/GT26 heavy-duty gas turbines and for UK Trains.

Our operating margin in the first half of fiscal year 2004 was impacted by:

•	the lower level of sales which was not fully offset by corresponding decrease in operating expenses as the restructuring plans being launched in this first half year of 2004 did not yet have a material impact; and

•	additional costs amounting to €102 million for our Transport Sector and to €60 million for our Power Environment Sector respectively as a result of additional provisions made following project reviews in the US and of the bankruptcy of two major subcontractors in the US.

Earnings Before Interest and Tax (EBIT)

EBIT was €(296) million in the first half of fiscal year 2004, compared with €322 million in the first half of fiscal year 2003 and €(1,451) million in the second half of fiscal year 2003.

The negative EBIT in the first half of fiscal year 2004 was due to:

•	the low level of operating income;

•	high restructuring costs amounting to €276 million in the first half of fiscal year 2004, compared with € 80 million in the first half of fiscal year 2003. The increase in first half of fiscal year 2004 was due to additional restructuring plans in order to reduce our overheads significantly. During the first half of the year, restructuring plans were implemented and led to simplification of administrative processes and to a reduction of layers. Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets;

•	pension costs were €138 million in the first half of fiscal year 2004, compared with €97 million in the first half of fiscal year 2003 and €117 million in the second half of fiscal year 2003. This increase was primarily due to an increase in the amortisation of the unrecognised actuarial difference between pension obligations and the fair market value of the assets following the fall in the global stock market; and

•	partly offset by exceptional capital gains of €49 million mainly on the disposal of our Industrial Turbines businesses and of real estate in first half of fiscal year 2004, whereas capital losses occurred in the first half of fiscal year 2003 for an amount of €10 million corresponding mainly to the disposal of South Africa operations and ALSTOM Power Insurance Ltd.

Financial expenses, net

The deterioration of our net financial expenses, €220 million in the first half of fiscal year 2004 compared with €128 million in the first half of fiscal year 2003 and €142 million in the second half of fiscal year 2003, was due to the increase in fees paid on credit lines in connection with the agreements reached in March 2003 for a bridge facility and extension of maturity for certain loans and to the amortisation of costs on securitisation of future receivables with the final delivery of cruise-ships as well as by foreign exchange losses (€20 million) where gains of €35 million were recorded in the first half of fiscal year 2003.

Exceptional fees linked to restructuring of our debt (both for the negotiations in March 2003 for the new bridge facility and extended loans and for the refinancing package agreement in September 2003) should amount to a total of €94 million, which will be paid out over a number of years. The related charge in our income statement was around € 4 million for the first half of fiscal year 2004, and an additional €8 million should be incurred during the second half of the fiscal year. The remaining amount will be amortised over the next five fiscal years.

Income tax

The income tax credit was €29 million for the first half of fiscal year 2004. In first half of fiscal year 2004, we recognised deferred tax credit for €77 million, partially offset by a current income tax charge of €48 million.

Our deferred tax assets amounted to €1,884 million as of 30 September 2003. On the basis of our business plan, we expect our deferred tax assets will be recovered, in general within five years.

Goodwill amortisation

Goodwill amortisation amounted to €135 million in the first half of fiscal year 2004 compared with €144 million in the first half of fiscal year 2003 and €140 million in the second half of fiscal year 2003. The decrease was due to the disposal of our Industrial Turbines businesses.

At 31 March 2003, we requested a third party valuer to provide an independent report, as part of our impairment tests, performed annually, on goodwill and other intangible assets. The valuation supported our opinion that our goodwill and other intangible assets were not impaired on a reporting unit basis. The review of our business plan during the summer has not caused us to conclude that triggering events have occurred that would lead to impairment testing at 30 September 2003. A similar independent third party valuation will be requested at 31 March 2004.

Net income (loss)

The net loss in first half of fiscal year 2004 amounted to €624 million, compared with a net income of €11 million in the first half of fiscal year 2003 and a net loss of €1,443 million in the second half of fiscal year 2003.

BALANCE SHEET

Goodwill, net

Goodwill, net decreased to €3,931 million at 30 September 2003 compared to €4,440 million at 31 March 2003 due to the amortisation of goodwill for €135 million and to the disposal of our Industrial Turbines businesses which led to a decrease of the corresponding goodwill for €371 million.

Working capital

Working capital (defined as current assets less current liabilities and provisions for risks and charges) at 30 September 2003 was €(4,640) million compared with €(4,886) million as reported at 31 March 2003. This variation was due to a higher decrease of customers’ deposits and advances and of trade payables as compared with inventories and contracts in progress and trade receivables.

Net effects on working capital due to foreign currency translation were positive by €115 million in the first half of fiscal year 2004.

Customer deposits and advances

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were €12,781 million and €12,689 million at 30 September 2003 and 31 March 2003 respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer deposits and advances” on our balance sheet. As of 30 September 2003, our net customer deposits and advances were €3,085 million, compared with €3,541 million as of 31 March 2003.

The decrease of our customer cash deposits and advances of €456 million which occurred during first half of fiscal year 2004 included currency translation effects for €54 million and the impact of the disposal of our Industrial Turbines businesses for €181 million.

Provisions for risks and charges

At 30 September 2003, the provisions for risks and charges were €3,500 million compared with €3,698 million at 31 March 2003.

This net decrease was accounted mainly for by the following movements:

•	a decrease in provisions on contracts for €262 million (mainly the GT24/GT26 gas turbines);

•	an increase in restructuring provisions and other provisions of €170 million; and

•	a decrease of €106 million in foreign currency translation effects, change in scope and other adjustments.

Shareholders’ equity

Shareholders’ equity at 30 September 2003 was €277 million, including minority interests, compared with €853 million at 31 March 2003. This decrease was mainly due to the net loss for the period of €624 million, partly offset by the positive impact of cumulative translation adjustments for €49 million.

Financial debt and net debt

Securitisation of existing receivables

In order to fund our activity, we sell selected existing trade receivables within which we irrevocably and without any recourse transfer eligible receivables to a third party. The net cash proceeds from securitisation of existing trade receivables at 30 September 2003 was €212 million compared with €357 million at 31 March 2003.

Securitisation of future receivables

In order to finance working capital and to mitigate the cash-negative profiles of some contracts, we sell to third parties selected future receivables due from our customers. This securitisation of future receivables has the benefit of reducing our exposure to customers (since some future receivables are sold without recourse to us should the obligor under the receivable default for reasons other than our failure to meet our obligations under the relevant contract) and applies principally to Marine and Transport. The total securitisation of future receivables at 30 September 2003 was €522 million compared with €1,292 million at 31 March 2003. The decrease in the first half of fiscal year 2004 compared with fiscal year 2003 is mainly due to the delivery of two cruise-ships by our Marine Sector. During the first half of the fiscal year 2004, we did not enter into any new securitisation of future receivables.

Financial debt

Our financial debt was €6,076 million at 30 September 2003, compared with €6,331 million at 31 March 2003. Our financial debt decreased due to the decrease of securitisation of future receivables by €770 million partly offset by the increase of borrowings by €507 million.

Net debt

We define net debt as financial debt less short-term investments, cash and cash equivalents. Net debt was €4,307 million at 30 September 2003, compared with €4,561 million at 31 March 2003. Our net debt decreased due to the proceeds on disposal of investments partly offset by net cash used in operations.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated statement of cash flows

The following table sets out selected figures concerning our consolidated statement of cash flows:

Total Group Actual figures	First Half Sept. 02 (Unaudited)	2nd Half March 03 (Unaudited)	Full Year 2002/03	First Half Sept. 03 (Unaudited)
	(in € million)
Net income after elimination of non cash items	408	(1,495)	(1,087)	(406)
Change in net working capital	(325)	875	550	(325)

Net cash provided by (used in) operating activities	83	(620)	(537)	(731)
Net cash provided by (used in) investing activities	(347)	6	(341)	975
Net cash provided by (used in) financing activities	658	(37)	621	(2)

	394	(651)	(257)	242
Net effect of exchange rate		(41)	(41)	15
Other changes and reclassifications	(252)	(212)	(464)	(3)

Decrease (increase) in net debt	142	(904)	(762)	254

Net cash provided by operating activities

Net cash provided by operating activities is defined as the net income after elimination of non-cash items plus working capital movements. Net cash provided by (used in) operating activities was €(731) million in the first half of fiscal year 2004 compared to €83 million in the first half of fiscal year 2003 and €(620) million in the second half of fiscal year 2003.

Net income after elimination of non-cash items was €(406) million in the first half of fiscal year 2004. This amount represented the cash generated by the net income before working capital movements. As provisions are included in the definition of our working capital, provisions are not part of the elimination of non-cash items.

Change in net working capital was €(325) million. The principal movements in working capital were due to:

•	an increase of €355 million in trade and other receivables, mainly in Power Environment, T&D and to a lesser extent in Transport, Power Turbo-systems and Power Services;

•	a decrease of €144 million in sale of trade receivables (securitisation of existing receivables);

•	a decrease of €319 million in inventories and contracts in progress, mainly in Power Turbo-systems, Transport and Marine;

•	a decrease of €262 million in contract-related provisions, mainly due to the application of GT24/GT26 provisions partially offset by new provisions booked on other contracts not yet applied;

•	a decrease of €221 million in customer deposits and advances, mainly in Power Environment, Transport and T & D; and

•	an increase of €168 million in trade payables and accrued contract costs, resulting from a decrease in payables due to more difficult credit terms and to an increase in accrued contract costs due to the trading of contracts.

Net cash provided by investing activities

Net cash provided by investing activities was €975 million in the first half of fiscal year 2004. This amount comprised:

•	Proceeds of €166 million from disposals of property, plant and equipment (including €148 million from the disposal of real estate);

•	Capital expenditures for €105 million;

•	Decrease in other fixed assets of €145 million; including the proceeds from the early reimbursement of receivables due to us by two special purpose entities in connection with Marine vendor financing; and

•	Cash proceeds from the sale of investments, net of net cash sold for €772 million, comprising of the proceeds from our Industrial Turbines businesses.

Net cash provided by (used in) investing activities was €6 million in the second half of fiscal year 2003 and €(347) million in the first half of fiscal year 2003. The net cash outflow in fiscal year 2003 was mainly due to €410 million of capital expenditures and €154 million of cash expenditures for the acquisition of the remaining 49% in Fiat Ferroviaria Spa.

Net cash provided by financing activities

Net cash used by financing activities in first half of fiscal year 2004 was €2 million compared with €621 million of net proceeds in fiscal year 2003, including primarily proceeds from a capital increase completed in July 2002.

Decrease (increase) in net debt

Our net debt decreased by € 254 million in first half of fiscal year 2004, compared with an increase of €762 million in the full fiscal year 2003.

MATURITY AND LIQUIDITY

We rely on a variety of sources of liquidity in order to finance our operations, including principally borrowings under revolving credit facilities, the issuance of commercial paper and asset disposals. Additional sources include customer deposits and advances and proceeds from the sale of trade receivables, including future trade receivables. In the past, we have also used the issuance of securities, including debt securities and preferred shares, as a source of liquidity.

At 31 March 2003, we had €600 million of unused credit, resulting from a bridge credit facility with a group of banks executed in March 2003. Also in March 2003, we entered into an agreement with a consortium of banks to extend until January 2004 the maturity of a revolving credit facility of €400 million and two bilateral loans totaling €75 million, originally scheduled to mature in March and April 2003. Proceeds from the disposal of assets foreseen in our strategy and action plan are, subject to certain exceptions and thresholds, first to be used to repay and cancel the bridge facility and, subsequently, the extended facilities.

In August 2003, we entered into a new financing package with more than 30 of our commercial lenders and the French State, and in September 2003 we amended this financial package, as described above under “— Status of our action plan and main events of first half of fiscal year 2004 — Financing package.” When this financing package is implemented, it will reduce and substantially change the maturity profile of our debt.

Cash receipts and debt repayment since 31 March 2003

Since 31 March 2003 through 30 September 2003, we have realised net cash proceeds of €148 million from real estate disposals and €842 million from the sale of the Industrial Turbines business. €30 million of the proceeds from the real estate disposals and €443 million of proceeds from the sale of Industrial Turbines were used to repay amounts outstanding under our €600 million bridge facility. As a result, at 30 September 2003, €127 million remained outstanding under this facility. We also reimbursed €254 million of syndicated loans maturing on 1 August 2003.

In August 2003 we received €120 million in commercial paper financing from bank syndicates and €300 million in commercial paper financing from the Caisse des Dépôts et Consignations, as well as €180 million from the early reimbursement of receivables due to us by two special purpose entities in connection with Marine vendor financing. We used part of these proceeds, as well as the remaining proceeds from real estate disposals and the sale of Industrial Turbines, to finance our activity and working capital requirements.

Expected impact of financing package and disposals

We expect that future proceeds from the financing package and disposals of assets will provide us with significant additional cash resources (approximately €4,300 million before price adjustments on disposals, if any). These are expected to include:

•	€300 million from a capital increase, with proceeds expected to be received in November 2003;

•	at least €900 million of bonds mandatorily reimbursable into shares, with proceeds expected to be received in December 2003;

•	approximately €1,500 million of new subordinated debt, of which the French State will provide €300 million. €650 million of proceeds is expected to be received in December 2003 and €850 million in February 2004;

•	€200 million of new subordinated long term bonds to be issued to the French State, with proceeds expected in December 2003;

•	€300 million of subordinated bonds reimbursable with shares to be issued to the French State, with proceeds expected to be received in December 2003;

•	the major part of the proceeds from the sale of our T&D Sector (€950 million before closing adjustments), currently expected to be received in January 2004; and

•	50% of the remaining €125 million (currently held in escrow) from the completion of the sale of our Industrial Turbines division (assuming no price adjustment), expected to be received in April 2004, and the remainder in April 2005.

The €1,500 million of new subordinated loans, as well as our new €3.5 billion Bonding Facility, are subject to financial covenants, which are described in Note 14 to our Consolidated Financial Statements .

To strengthen our liquidity, in connection with our financing plan, the Caisse des Dépôts et Consignations has also committed to provide us with up to an additional €900 million in commercial paper financing which will be available to us until the long term portion of our financing package becomes available (expected in December 2003), except that up to €100 million may remain outstanding until we receive the proceeds from the sale of our T&D Sector (expected in January 2004). €300 million of this facility have been used as of 30 September 2003.

Assuming receipt as and when expected, we intend to use the proceeds of our financing package and disposals as follows:

•	Proceeds from the €900 million of mandatorily reimbursable bonds and €350 million of the new subordinated loans will be immediately used to reimburse our €1,250 million revolving credit facility maturing in April 2004. The early repayment of this credit is expected in December 2003.

•	€550 million of the new subordinated loans will be used to repay outstanding bonds maturing in February 2004;

•	€127 million of proceeds from the €300 million capital increase will be used to reimburse the remaining amounts outstanding under the bridge facility;

•	€475 million of proceeds from the sale of our T&D sector will be used to repay amounts outstanding under the extended facilities; and

•	The remainder (approximately €1,700 million) will be used to reimburse short term facilities and commercial paper (€1,320 million) and increase liquidity available to the Group.

Maturity profile

The following table sets forth our outstanding financial debt obligations (including future receivables securitised) as of 30 September 2003 and taking into account the assumptions described above :

	Oustanding lines as of 30 Sept. 03		Third quarter FY2004		Fourth quarter FY2004	Fiscal Year 2004	Fiscal Year 2005	Fiscal Year 2006	Fiscal Year 2007	After Fiscal Year 2007
	(Unaudited figures)
Redeemable preference shares	205							(205)
Subordinated notes	250								(250)
Subordinated loans (PSDD)			650	(4)	850 (4)	1,500				(1,500)
Subordinated long term bond (TSDD)			200	(4)		200				(200)
Subordinated bonds reimbursable with shares (TSDDRA)(5)			300	(4)		300
Bonds	1,200				(550)	(550)			(650)
Syndicated loans	2,498		(1,377	)(2)	(400)	(1,777)			(721)
Bilateral loans	358				(75)	(75)		(50)	(33)	(200)
Commercial paper	1,320	(1)	(800)		(100)	(900)	(420)
Bank overdrafts/other facilities/accrued interests	323	(3)	(281)			(281)	(16)	(3)	(3)	(20)

Sub-total	6,154		(1,308)		(275)	(1,583)	(436)	(258)	(1,657)	(1,920)

Future receivables	522		(113)		(118)	(231)	(236)	(55)

Total	6,676		(1,421)		(393)	(1,814)	(672)	(313)	(1,657)	(1,920)

Capital increase			300	(4)		300
Bonds reimbursables with shares (ORA)			900	(4)		900

Liquidity and other funding sources	6,676		(221)		(393)	(614)	(672)	(313)	(1,657)	(1,920)

Financial debt	6,076

Available lines	600

(1)	Maximum availability under commitments provided by a syndicate of banks (€120 million) and the Caisse des Dépôts et Consignation (€1,200 million). Including a €600 million commercial paper that was not drawn at 30 September 2003.

(2)	Includes the expected early repayment of €1,250 million of syndicated loans in the third quarter of fiscal year 2004.
(3)	Facilities entered into by subsidiaries have been classified as being immediately due because such facilities are generally uncommitted.
(4)	Expected proceeds to ALSTOM.
(5)	Subordinated bonds reimbursable with shares (TSDDRA) will only be reimbursed in cash in the event the European Commission does not approve their reimbursement with shares. See « Status of our action plan and main events of first half of fiscal year 2004 – Financing package ».

Total available unused credit lines together with cash available in the Group amounted to €2,369 million at 30 September 2003, compared with €2,370 million at 31 March 2003. The amounts consisted of:

•	Available lines at parent Group level, which were constituted of commercial paper from the French State for €600 million at 30 September 2003, compared with a bridge facility of €600 million at 31 March 2003;

•	Cash available at parent Group level was €443 million at 30 September 2003, compared with €610 million at 31 March 2003; and

•	Cash available at subsidiary level of €1,326 million at 30 September 2003, compared with €1,160 million at 31 March 2003.

ALSTOM, the parent company, may readily access some cash held by wholly owned subsidiaries through the payment of dividends or pursuant to intercompany lending arrangements. Local constraints can delay or restrict this access, however. Furthermore, while we have the power to control decisions of subsidiaries of which we are the majority owner, our subsidiaries are distinct legal entities and the payment of dividends and the making of loans, advances and other payments to us by them may be subject to statutory or contractual restrictions, be contingent upon their earnings or be subject to business or other constraints. These limitations include local financial assistance rules, corporate benefit laws and other legal restrictions. Our policy is to centralise liquidity of subsidiaries at the parent company level when possible.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Off Balance Sheet Commitments

The following table sets forth our off-balance sheet commitments, which are discussed further at Note 17 to the 30 September Interim Consolidated Financial Statements:

Total Group Actual figures	At 31 March 2003	At 30 Sept. 2003 (unaudited)
	(in € million)
Guarantees related to contracts	9,465	8,206
Guarantees related to vendor financing	749	643
Discounted notes receivables	11	9
Commitments to purchase fixed assets	7	–
Other guarantees	94	49

Off balance sheet commitments	10,326	8,907

Guarantees related to contracts

The overall amount given as guarantees on contracts decreased from €9,465 million in March 2003 to €8,206 million in September 2003, a decrease by 13% mainly due to exchange rate variations and to the decrease of our orders in hand by 5% on a comparable basis (and 6% due to exchange rates).

Vendor Financing Exposure

In some instances, we have provided financial support to institutions which finance some of our customers and also, in some cases, directly to our customers for their purchases of our products. We refer to this financial support as “vendor financing”. We have decided that we will no longer provide any additional vendor financing guarantees to our customers.

Vendor financing totalled € 969 million at 30 September 2003 (of which €643 million was off balance sheet) compared to €1,259 million at 31 March 2003 (of which €749 million was off balance sheet). This decrease was mainly due to the early reimbursement to us of €180 million of debt due to us from two special purpose entities following the agreement with our lenders under our financing package.

Contractual Obligations

See Note 17 to the 30 September 2003 Interim Consolidated Financial Statements

LEGAL PROCEEDINGS

General proceedings

We are involved in several legal proceedings as a plaintiff or a defendant, mostly contract related disputes, that have arisen in the ordinary course of business. Contract related disputes, often involving claims for contract delays or additional work, are common in the areas in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us in these proceedings and disputes are significant, ranging up to approximately US$290 million (or approximately €248 million at 30 September 2003) and, if adversely determined, may have a material adverse effect on our financial condition or results of operation. Some proceedings against us are without a specified amount including some relating to our large gas turbines. All claims and legal proceedings in which we are involved are reviewed regularly by project managers with their Sector management and are reviewed on a half year basis with our statutory auditors, in order to determine appropriate level of provisions.

Some entities of our group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could have a material adverse impact on our financial condition.

Claims relating to Asbestos

We are subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos–containing material and identification of potential exposure of employees to asbestos. It has been our policy for many years to abandon definitively the use of products containing asbestos by all of our operating units world-wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, we have used and sold some products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors.

As of 30 September 2003, in France, we were aware of approximately 1,990 asbestos sickness related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or from third parties, arising out of our activities in France. All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lumpsum indemnity. Out of these 1,990 declarations, we were aware of approximately 156 asbestos-related cases in France from our employees, former employees or from third parties. These persons have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) in order to obtain a supplementary compensation above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving our subsidiaries have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault (25 decisions rendered as of 30 September 2003). We have appealed all of such decisions to the French Supreme Court. Even where we have been found liable on the grounds of inexcusable fault, we do not expect to suffer any material adverse financial consequences, because the financial consequences of any liability for our inexcusable fault have been attributed by court decision or by applicable regulations to the French Social Security (medical) funds. Thus, in 102 of the 156 proceedings before French courts at 15 September 2003, which concern our Marine Sector, the social security authorities have ruled that the financial consequences of any liabilities for inexcusable fault will not be attributed to our Marine Sector and will be borne by the Social Security authorities. Although as of 15 September 2003 we had not yet obtained a specific ruling from the relevant French Social Security authorities in respect of the remaining 54 proceedings, of which 40 concern our Power Sector, we believe the same principle affording us financial protection will apply to such proceedings and that, accordingly, we will not suffer any material adverse financial consequences as a result of such asbestos related litigations in France.

We therefore believe that compensation for most of the current 156 proceedings involving certain of our subsidiaries as of 30 September 2003, including cases where we may be found to be at fault, is or will be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, we also believe that the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001 and effective since 29 March 2002, does not increase our current risk exposure. The FIVA was implemented to compensate persons harmed by exposure to asbestos in France. Once a person has received an offer of compensation, the fund itself may then take action against the employer considered responsible. However this subrogatory right can only be exercised pursuant to and within the limits of French Social Security regulations. We believe that those cases where compensation may not be definitely borne by the general French Social Security (medical) funds or by the FIVA represent an immaterial exposure for which we have not made any provisions.

In addition to the foregoing, in the United States, as of 30 September 2003, we were subject to approximately 154 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which we are indemnified by ABB. We are also currently subject to two class action lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which we have asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. This plan was recently confirmed by the bankruptcy court and a United States federal district court. The plan has been appealed and has not yet become effective; consummation of the plan is subject to certain other conditions specified therein. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30 September 2003, we were also subject to approximately 38 other asbestos-related personal injury lawsuits in the United States involving approximately 533 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM’s defence has not been assumed by a third party and meaningful evaluation is practicable, we believe that we have valid defences and, with respect to a number of lawsuits, we are asserting rights to indemnification against a third party.

We have not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 30 September 2003, a total of 139 cases involving approximately 17,672 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of asbestos-related cases, we consider a claim to have been dismissed, and to no longer be pending against us, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

We are also subject to a minor number of asbestos related or other employee personal injury related claims in other countries, mainly in the UK where we are currently subject to approximately 153 such claims.

While the outcome of the existing asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our financial condition. We can give no assurances that asbestos- related cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

Claims from Royal Caribbean Cruises

In 1998, Cegelec (whose rights and obligations belong for the purposes of the proceedings described below to ALSTOM Power Conversion), and Kamewa AB (now Rolls-Royce AB) decided to jointly design, manufacture, market and sell podded propulsion units, or pods, through a consortium arrangement. Pods are a technology used in electric propulsion for ships that can be used instead of conventional inboard propulsion motors and rudders. Pods are found within an integrated propulsion unit that is mounted underneath the hull of the ship.

To date, 39 pods have been delivered by the consortium, 25 of them to ALSTOM Marine/Chantiers de l’Atlantique. Chantiers de l’Atlantique has to date delivered nine cruise ships equipped with podded drives to four cruise operators. Between June 2000 and May 2002, Chantiers de l’Atlantique delivered four new cruise ships of the Millennium class to Celebrity Cruises, one of the brands of Royal Caribbean Cruises Ltd. (“RCCL”).

A number of the vessels delivered to RCCL experienced technical problems with their pods, and, as a result, some of them had to be temporarily removed from service to be repaired in dry-dock. This occurred more than once with respect to certain of the ships.

On 7 August 2003, RCCL and various RCCL group companies, including Celebrity Cruises, filed a lawsuit in the State Court of Miami, Florida, against Rolls-Royce plc, Rolls Royce AB, various U.S. members of the Rolls-Royce group, ALSTOM Power Conversion SA, ALSTOM Inc, ALSTOM Power Conversion Inc., Marine Service Partners Inc. and ALSTOM Marine US.

In this lawsuit, RCCL claims damages for a global estimated amount of approximately US$290 million for alleged misrepresentations in the selling of the pods, and negligence in the design and manufacture of the pods. ALSTOM and Rolls-Royce are strongly contesting this claim.

While we believe the RCCL complaint is without merit, we cannot currently predict the outcome. Any related adverse court decisions could have a material adverse impact on our financial condition and results of operations.

SEC Investigation relating to ALSTOM Transportation Inc.

On 30 June 2003, we announced that we were conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the New York facility of ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. Following receipt of these letters, the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

We also announced that the internal review had identified that losses had been significantly understated in the ATI accounts, in substantial part due to accounting improprieties. As a result an additional charge of €73 million was recorded in ATI’s accounts for the year ended 31 March 2003 and was recorded in the Company’s consolidated financial statements approved by shareholders on 2 July 2003.

On 11 August 2003, we announced that we had been advised that the SEC had issued a formal order of investigation in connection with its review.

We have fully cooperated with the SEC and the FBI in this matter and intend to continue to do so. The SEC’s investigation is ongoing, and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us, which could limit our ability to obtain governmentally-funded transportation contracts in the United States, or could otherwise materially negatively impact us and our business. Our management has spent, and may in future be required to spend, considerable time and effort dealing with the internal and external actions relating to ATI.

United States Putative Class Action Lawsuits

ALSTOM, and certain of its current and former officers, recently have been named as defendants in a number of purported shareholder class action lawsuits filed on behalf of various alleged classes of purchasers of American Depositary Receipts or other ALSTOM securities between various dates between 17 November 1998 and 30 June 2003. The actions seek to allege violations of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, on the basis of various allegations that there were untrue statements of materials facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the putative classes to purchase ALSTOM securities at artificially inflated prices. The plaintiffs seek, among other things, class action certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees. We intend to defend vigorously against these actions.

Other legal proceedings

A judicial investigation is currently being conducted by a judge of the Tribunal de Grande Instance (trial court) of Paris regarding allegations of an illegal payment approved by former senior officers of the company to government officials in connection with the transfer in 1994 of the headquarters of the Transport Sector. ALSTOM has elected to join the civil proceedings in order to seek recovery of any such payment.

Senior officials of ALSTOM have been interviewed by inspectors of the French Commission des opérations de bourse (the “COB”) in connection with the COB’s investigation regarding public disclosures by the Group and trading of ALSTOM shares since 30 December 2001. ALSTOM is co-operating fully with the COB in these inquiries. As of the date hereof, it is not possible to predict the outcome of such investigation with any certainty.

ACCOUNTS OF THE PARENT COMPANY, ALSTOM

ALSTOM, the parent company, has no industrial or commercial activity and, consequently its revenue includes mainly fees invoiced to its subsidiaries for the use of the ALSTOM name, dividends and other financial income.

Income amounted to €43 million for the first half of fiscal year 2004 and €74 million for the first half of fiscal year 2003.

1.1.2. Interim Consolidated Financial Statements as of 30 September 2003

INTERIM CONSOLIDATED INCOME STATEMENTS

	Note	Half-year ended 30 September		Year ended 31 March 2003
		2002	2003
		(in € million)
SALES	(16)	10,769	8,854	21,351
Of which products		8,514	6,602	16,374
Of which services		2,255	2,252	4,977
Cost of sales		(8,905)	(7,577)	(19,187)
Of which products		(7,182)	(5,805)	(15,504)
Of which services		(1,723)	(1,772)	(3,683)
Selling expenses		(515)	(435)	(970)
Research and development expenses		(319)	(239)	(622)
Administrative expenses		(488)	(471)	(1,079)

OPERATING INCOME	(16)	542	132	(507)
Other income (expense), net	(4)	(188)	(397)	(555)
Other intangible assets amortisation	(8)	(32)	(31)	(67)

EARNINGS BEFORE INTEREST AND TAX	(16)	322	(296)	(1,129)
Financial income (expense), net	(5)	(128)	(220)	(270)

PRE-TAX INCOME (LOSS)		194	(516)	(1,399)
Income tax (charge) credit	(6)	(36)	29	263
Share in net income (loss) of equity investments		2	—	3
Minority interests		(5)	(2)	(15)
Goodwill amortisation	(7)	(144)	(135)	(284)

NET INCOME (LOSS)		11	(624)	(1,432)

Earnings per share in Euro
Basic		—	(2.2)	(5.4)
Diluted		—	(2.2)	(5.4)

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED BALANCE SHEETS

	Note	At 31 March 2003	At 30 September 2003
		(in € million)
ASSETS
Goodwill, net	(7)	4,440	3,931
Other intangible assets, net	(8)	1,168	974
Property, plant and equipment, net		2,331	1,940
Investments in equity method investees and other investments, net		245	249
Other fixed assets, net	(9)	1,294	1,239

Tangible, intangible and other fixed assets, net		9,478	8,333
Deferred taxes	(6)	1,831	1,884
Inventories and contracts in progress, net		4,608	3,744
Trade receivables, net	(10)	4,855	4,686
Other accounts receivables, net		2,265	2,602

Current assets		11,728	11,032
Short term investments		142	98
Cash and cash equivalents		1,628	1,671

Short term investments and cash and cash equivalents		1,770	1,769

TOTAL ASSETS		24,807	23,018

LIABILITIES
Shareholders’ equity		758	183
Minority interests		95	94
Provisions for risks and charges	(12)	3,698	3,500
Accrued pension and retirement benefits	(13)	972	937
Financial debt	(14)	6,331	6,076
Deferred taxes	(6)	37	55
Customers’ deposits and advances	(15)	3,541	3,085
Trade payables		4,629	4,132
Accrued contract costs, other payables and accrued expenses		4,746	4,956

Current liabilities		12,916	12,173

TOTAL LIABILITIES		24,807	23,018

Commitments and contingencies	(17)&(18)

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 March 2003	Half year ended 30 September 2003
	( in € million )
Net income (loss)	(1,432)	(624)
Minority interests	15	2
Depreciation and amortisation	754	337
Changes in provision for pension and retirement benefits, net	22	47
Net (gain) loss on disposal of fixed assets and investments	(19)	(91)
Share in net income (loss) of equity investees (net of dividends received)	(3)	–
Changes in deferred tax	(424)	(77)

Net income after elimination of non cash items	(1,087)	(406)

Decrease (increase) in inventories and contracts in progress, net	415	319
Decrease (increase) in trade and other receivables, net	650	(355)
Increase (decrease) in sale of trade receivables, net	(661)	(144)
Increase (decrease) in contract related provisions,	160	(262)
Increase (decrease) in other provisions,	(49)	33
Increase (decrease) in restructuring provisions,	(29)	137
Increase (decrease) in customers’ deposits and advances	(98)	(221)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	162	168
Changes in net working capital (2)	550	(325)

Net cash provided by (used in) operating activities	(537)	(731)

Proceeds from disposals of property, plant and equipment	252	166
Capital expenditures	(410)	(105)
Decrease(increase) in other fixed assets, net	(55)	145
Cash expenditures for acquisition of investments, net of net cash acquired	(166)	(3)
Cash proceeds from sale of investments, net of net cash sold	38	772

Net cash provided by (used in) investing activities	(341)	975

Capital increase	622	–
Dividends paid including minorities	(1)	(2)

Net cash provided by (used in) financing activities	621	(2)

Net effect of exchange rate	(41)	15
Other changes (3)	(464)	(3)

Decrease (increase) in net debt	(762)	254

Net debt at the beginning of the period (1)	(3,799)	(4,561)

Net debt at the end of the period (1)	(4,561)	(4,307)

Cash paid for income taxes	70	50
Cash paid for net interest	172	129

(1)	Net debt includes short-term investments, cash and cash equivalents net of financial debt.

(2)	See Note 11

(3)	Included in year ended 31 March 2003 is the reclassification of redeemable preference shares of a subsidiary and undated subordinated notes totalling €455 million.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of outstanding shares	Capital	Additional Paid-in Capital	Retained Earnings	Cumulated Translation Adjustment	Shareholders’ Equity
	( in € million )
At 1 April 2002	215,387,459	1,292	85	516	(141)	1,752
Capital increase	66,273,064	398	224	–	–	622
Changes in cumulative translation adjustments	–		–	–	(184)	(184)
Net income	–	–	–	(1,432)	–	(1,432)
At 31 March 2003	281,660,523	1,690	309	(916)	(325)	758

Capital decrease	–	(1,338)	(309)	1,647	–	–
Changes in cumulative translation adjustments	–	–	–	–	49	49
Net income	–	–	–	(624)	–	(624)
At 30 September 2003	281,660,523	352	–	107	(276)	183

In July 2002, an issue of shares was made and 66,273,064 shares having a par value of € 6 were subscribed. Related costs net of tax of € 15 million were charged against additional paid-in of € 239 million.

At 31 March 2003, the issued paid-up share capital of the parent company, ALSTOM, amounted to €1,689,963,138 and was divided into 281,660,523 shares having a par value of €6.

At the Ordinary General Shareholders’ Meeting held on 2 July 2003, it was decided that no dividend be paid.

The ALSTOM shareholders’ equity at 31 march 2003 constituted less than 50% of its share capital. Therefore, in accordance with article L. 225-248 of the French Code de commerce, the shareholders were requested, at the General Shareholders’ Meeting held on 2 July 2003, to decide not to liquidate the company by anticipation. Further, it was decided at such General Shareholders’ Meeting, to reduce ALSTOM’s share capital, due to losses, from € 1,689,963,138 to € 352,075,653.75. This reduction in the share capital was implemented through the reduction in the nominal value of ALSTOM ordinary share from € 6 per share to € 1.25 per share.

At 30 September 2003, the share capital amounted to € 352,075,653.75 consisting of 281,660,523 shares with a nominal value of € 1.25 per share. All of the shares are fully paid up.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of business and basis of preparation

(a)    Description of business

ALSTOM (the Group) is a provider of energy and transport infrastructure. The energy market is served through activities in the fields of power generation and power transmission and distribution, power conversion, and the transport market through rail and marine activities. A range of components, systems and services is offered by the Group covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies. The Group’s business is not materially affected by seasonality.

(b)    Basis of preparation

The interim consolidated financial statements for the six months ended 30 September 2003 have been prepared on the basis of the accounting policies and methods of computation as set out in Note 2.

The Group in preparing its interim consolidated financial statements has assumed the successful implementation of the financing package set out in Note 19.

Note 2 – Summary of accounting policies

The Consolidated Financial Statements of the Group are prepared in accordance with French Generally Accepted Accounting Principles and Règlements 99-02 & 00-06 of the Comité de Réglementation Comptable (French consolidation methodology). Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised. If capital leases had been capitalised, the impact would have been an increase of property plant and equipment net of € 212 million and € 244 million, an increase of financial debt of € 216 million and € 246 million and a decrease of shareholder’s equity of € 4 million and € 2 million, at 31 March 2003 and 30 September 2003 respectively. If long term rentals had been consolidated it would have increased long-term lease receivable and long-term lease payable of €667 million and € 655 million at 31 March 2003 and 30 September 2003, respectively (see Note 17).

(a)    Consolidation methods

Investments over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists where the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Joint ventures in companies in which the Group has joint control are consolidated by the proportionate method with the Group’s share of the joint ventures’ results, assets and liabilities recorded in the Consolidated Financial Statements. Investments in which the Group has an equity interest of 20% to 50% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

Results of operations of subsidiaries acquired or disposed of during the year are recognised in the Consolidated Income Statements as from the date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the Group’s major consolidated businesses and investees and the applicable method of consolidation is provided in Note 21.

(b)    Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews estimates on an ongoing basis using currently available information. Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations. Estimates of future cost reflect management’s current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

(c)    Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on construction type contracts of more than one year, long term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract “contract milestones” or costs incurred to date compared to estimated total costs.

Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Government subsidies relating to the shipbuilding sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognised on a straight line basis over the term of the contract.

Total estimated costs at completion include direct (such as material and labour) and indirect contract costs incurred to date as well as estimated similar costs to complete, including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as incurred. As a result of contract review, accruals for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item “Cost of sales” in the Consolidated Income Statement. Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in “Cost of Sales” as soon as they occur.

Cost of sales is computed on the basis of percentage of completion applied to total estimated costs. The excess of that amount over the cost of sales reported in prior periods is the cost of revenues for the period. Contract completion accruals are recorded for future expenses to be incurred in connection with the completion of contracts or of identifiable portions of contracts. Warranty provisions are estimated on the basis of contractual agreement and available statistical data.

(d)    Translation of financial statements denominated in foreign currencies

The functional currency of the Group’s foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries located outside the Euro zone are translated into euros at the period end rate of exchange, and their income statements and cash flow statements are converted at the average rate of exchange for the period. The resulting translation adjustment is included as a component of shareholders’ equity.

(e)    Foreign currency transactions

Foreign currency transactions are translated into local currency at the rate of exchange applicable to the transaction (market rate or forward hedge rate). At period end, foreign currency assets and liabilities to be settled are translated into local currency at the rate of exchange prevailing at that date or the forward hedge rate. Resulting exchange rate differences are included in the Consolidated Income Statement.

(f)    Financial instruments

The Group operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates. Financial instruments are utilised by the Group to reduce those risks. The Group’s policy is to hedge currency exposures by holding or issuing financial instruments.

The Group enters into various interest rate swaps, forward rate agreements (“FRA”) and floors to manage its interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Group enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain long-term contracts during the open bid time as well as when the commercial contract is signed. If the Group is not successful in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence, during the open bid period, these insurance contracts are accounted for as such, the premium being expensed when incurred. When the contract is signed, the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition, the Group may enter into derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(g)    Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price allocation are applied to goodwill. Goodwill is amortised on the straight-line basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(h)    Other intangible assets

The Group recognises other intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised on the straight-line basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(i)    Impairment

At the balance sheet date, whenever events or changes in markets indicate a potential impairment to goodwill, other intangible assets, property, plant and equipment and deferred tax assets, the carrying amount of such assets is reduced to their estimated recoverable value. Impairment tests are performed annually.

(j)    Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Group. Depreciation is computed using the straight-line method over the following estimated useful lives :

Estimated useful life in years
Buildings	25
Machinery and equipment	10
Tools, furniture, fixtures and others	3-7

Assets financed through capital lease are not capitalised (see Note 17 (b)).

(k)    Other investments

Other investments are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis. The net realisable value is calculated using the following parameters : equity value, profitability and expected cash flow from the investment.

(l)    Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(m)    Inventories and contracts in progress

Raw materials and supplies, work and contracts in progress, and finished products are stated at the lower of cost, using the weighted average cost method, or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition. Finished goods and work and contract in progress inventory includes an allocation of applicable manufacturing overheads.

(n)    Short-term investments

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(o)    Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an initial maturity of less than three months.

(p)    Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing differences are expected to reverse in future years. Deferred tax assets are recorded up to their expected recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

Deferred tax assets and liabilities are netted first by legal entity and then by tax grouping.

No provision is made for income taxes on accumulated earnings of consolidated businesses or equity method investees for whom no distribution is planned.

(q)    Customer deposits and advances

Customer deposits and advances are shown net, and represent amounts received from customers in advance of work being undertaken on their behalf. Where trading has taken place under the long term contract trading rules, but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer deposits and advances is still outstanding and where work is undertaken on behalf of customers before sale, the related customer advance, termed a progress payment is deducted from Inventories and Contracts in Progress on a contract by contract basis.

(r)    Provisions for risks and charges

A provision is recognised when the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event and it is probable that an outflow of economic resources will be required to settle the obligation and such outflow can be reliably estimated.

Provisions for warranties are recognised based on contract terms. Warranty periods may extend up to five years. The provisions are based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. Provisions for contract losses are recorded at the point where the loss is first determined. Provisions are recorded for all penalties and claims based on management’s assessment of the likely outcome.

(s)    Stock options

Stock options are not recorded by the Group at the date of grant. However, upon exercise of stock options, the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(t)    Research and development

Internally generated research and development costs are expensed as incurred.

(u)    Employee benefits

The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

For single employer defined benefit plans, the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortised over the average future service period of employees.

For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred.

(v)    Restructuring

Restructuring costs are accrued when management announces the reduction or closure of facilities, or a program to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

(w)    Financial income (expense)

Financial income (expense) is principally comprised of interest payable on borrowings, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(x)    Earnings per share

Basic Earnings per share are computed by dividing the period net income (loss) by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the period net income (loss) by the weighted average number of shares outstanding plus the effect of any dilutive instruments.

For the diluted earnings per share calculation, Net income (loss) is not adjusted as the Group has no interest bearing dilutive instruments.

(y)    Exchange rates used for the translation of main currencies

	At 30 September 2002		At 31 March 2003		At 30 September 2003
€ for 1 monetary unit	Average	Closing	Average	Closing	Average	Closing
British pound	1.579384	1.588562	1.549571	1.450116	1.427823	1.431434
Swiss franc	0.683094	0.684416	0.682536	0.677323	0.650886	0.649182
US dollar	1.038550	1.014199	0.997990	0.917852	0.879388	0.858222
Canadian dollar	0.668892	0.642426	0.646284	0.623558	0.634476	0.636254
Australian dollar	0.573345	0.552456	0.563472	0.553220	0.573704	0.584761

Note 3 – Changes in consolidated companies

(1)    Disposal of Industrial Turbine businesses

In April 2003, the Group signed binding agreements to sell its small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions.

The first transaction covers the small gas turbines business, and the second transaction covers medium-sized gas turbines and industrial steam turbines businesses.

On 30 April 2003, the closing of the sale of the small gas turbines business was announced. On 1 August 2003 completion of the major part of the disposal of the medium gas turbines and industrial steam turbines businesses was announced following approval from both the European Commission and US merger control authorities.

Total proceeds are € 967 million (subject to closing price adjustments) of which € 125 million is held in escrow.

These businesses have been de-consolidated at the respective dates of each transaction.

(2)    Disposal of Transmission & Distribution sector (Excluding the Power Conversion Business)

On 25 September 2003, the Group concluded an agreement to sell its Transmission & Distribution sector excluding the power conversion business to Areva with closing expected in early January 2004. The sold businesses will be deconsolidated from this date. Proceeds are € 950 million, subject to closing price adjustments.

Note 4 – Other Income (Expense), net

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Net gain (loss) on disposal of fixed assets (1)	(1)	14	29
Net gain (loss) on disposal of investments (2)	(9)	35	(35)
Restructuring costs (3)	(80)	(276)	(268)
Employees’ profit sharing	(8)	(9)	(18)
Pension costs (4)	(97)	(138)	(214)
Others, net	7	(23)	(49)

Other income (expense), net	(188)	(397)	(555)

(1)	In the half-year ended 30 September 2003 and in the year ended 31 march 2003 it mainly corresponds to the net gain on the disposal of real state portfolio in Western Europe.

(2)	In the year ended 31 March 2003, it mainly corresponds to the net losses on the disposal of South Africa operations and Alstom Power Insurance Ltd.

In the Half Year ended 30 September 2003 it corresponds to the net gain on the disposal of the Industrial Turbine businesses (See Note 3). The Group has disposed of its Industrial Turbines businesses in a two part transaction with effect from, respectively, 30 April 2003 and 31 July 2003. As a result, the consolidation packages prepared for each unit disposed of for the last month of activity prior to sale were prepared under the control of the acquirer. The Group made certain adjustments to the consolidation packages received to ensure conformity with Group accounting principles and judgements, consistently applied. These adjustments resulted in no impact on Earnings Before Interest and Taxation on or Net income, but did result in a reclassification reducing the gain on disposal included within other income (expense), net and increasing operating income by € 67 million. The quantum of this reclassification remains subject to subsequent confirmation. However, the Group considers the amount of € 67 million to be a best estimate of the adjustment required.

(3)	See Note 12 “Provisions for risks and charges”

(4)	See Note 13 “Accrued pension and retirement obligations”

Note 5 – Financial Income (Expense), net

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Net interest income (expense)	(84)	(136)	(182)
Securitisation expenses	(56)	(16)	(82)
Foreign currency gain (loss) (1)	35	(20)	55
Other financial income (expense) (2)	(23)	(48)	(61)

Financial income (expense)	(128)	(220)	(270)

(1)	The Foreign currency gain in the half-year ended 30 September 2002 and in the year ended 31 March 2003 mainly results from the unwinding of forward sale contracts of US dollars against Euros following reassessment of the financing structure in USA.

(2)	Other financial income (expenses), net included fees paid on guarantees, syndicated loans and other financing facilities of € 18 million and € 57 million for the half-year ended 30 September 2002 and 30 September 2003 respectively and € 41 million for the year ended 31 March 2003.

Note 6 – Income tax

(a) Analysis	of income tax charge

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Current income tax (charge)	(51)	(48)	(153)
Deferred tax income (charge)	15	77	416

Income tax charge	(36)	29	263

Effective tax rate	18.4%	5.6%	18.8%

(b)    Effective income tax rate

The effective income tax rate can be analysed as follows :

Half-year ended 30 September 2003
Pre-tax income (loss)	(516)
Statutory income tax rate of the parent company	35.43%

Expected tax credit (charge)	183

Impact of :
– disposals	(78)
– (non recognition) recognition of tax loss carryforwards	(59)
– net change in estimate of tax liabilities	5
– intangible assets amortisation	(10)
– other permanent differences	(11)
– non recoverable withholding taxes, etc	(9)
– differences in rates	8

Income tax credit (charge)	29

Effective tax rate	5.6%

(c)    Deferred tax assets, net

	At 31 March 2003	At 30 September 2003
	(in € million)
Tax loss carryforwards, net of valuation allowance	1,390	1,223
Provisions and other expenses not currently deductible	535	497
Others	665	791

Gross deferred tax assets	2,590	2,511

Netting by tax grouping or by legal entity	(759)	(627)

Deferred tax assets after netting	1,831	1,884

Deferred tax liabilities after netting	(37)	(55)

Deferred tax assets, net	1,794	1,829

On the basis of the Group’s business plan, the Group has the capacity to generate sufficient levels of taxable profit in the coming years to recover its net tax loss carry forward in general within five years.

Note 7 – Goodwill, net

	At 31 March 2003 (2)	Acquisitions/ Disposals	Amortisation	Translation adjustments and other changes	At 30 September 2003
	(in € million)
Power Environment	755	–	(22)	–	733
Power Turbo-Systems	115	–	(4)	–	111
Power Service (1)	2,166	(47)	(64)	–	2,055
Power Industrial Turbines (1)	329	(324)	(5)	–	–
Transmission & Distribution	515	–	(22)	(1)	492
Transport	558	–	(18)	(2)	538
Marine	2	–	–	–	2

Goodwill, net	4,440	(371)	(135)	(3)	3,931

(1)	On 28 April 2003, the Group announced the completion of the disposal of its small gas turbine business and on 1 August 2003, the completion of the disposal of the medium gas turbines and industrial steam turbines business was announced, both to Siemens. The related Service activities were sold in the same transactions. The result of these transactions is a decrease of Goodwill of € 371 million (see Note 3).

(2)	From 1 April 2003, the former Power Sector was reorganised into three new sectors, Power Turbo-Systems, Power Service and Power Environment (See Note 16). Consequently, the Goodwill, net allocated to the former Sector is now presented to reflect the current reporting structure.

At 31 March 2003, the Group requested a third party valuer to provide an independent report as part of its impairment test, performed annually, on goodwill and other intangible assets. This valuation focused primarily but not exclusively on the two Sectors (Power and Transport) which account for the majority of the Group’s goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow methodology which captured the potential of the net asset base to generate future profits and cash flow and was based on the following factors :

•	The Group’s internal three year Business Plan prepared as part of its annual budget exercise,

•	Extrapolation of the three year Business Plan over 10 years,

•	Terminal value at the end of the ten year period representing approximately 55% of total enterprise value.

•	The Group’s Weighted Average Cost of Capital, post-tax, of 10.5 % to 11.5%.

The valuation supported the Group’s opinion that its goodwill and other intangible assets were not impaired on a reporting unit basis.

The review made during the summer of the business plan has not caused the Group to conclude that triggering events have occurred that would lead to impairment testing at 30 September 2003.

A similar independent third party valuation will be requested at 31 March 2004.

Note 8 – Other intangible assets, net

	At 31 March 2003	Acquisitions / Amortisation	Disposals	Translation adjustments and other changes	At 30 September 2003
	(in € million)
Gross value	1,354	–	(193)	–	1,161
Amortisation	(186)	(31)	30	–	(187)

Other intangible assets, net	1,168	(31)	(163)	–	974

Other intangible assets mainly result from the allocation of the purchase price following the acquisition of ABB’s 50% shareholding in Power. It includes technology, an installed base of customers and licensing agreements.

The decrease of € 163 million results from the disposal of the small and medium gas turbine business and the industrial steam turbine business (see Note 3).

Note 9 – Other fixed assets, net

	At 31 March 2003	At 30 September 2003
	(in € million)
Long term loans, deposits and retentions (1)	814	796
Prepaid assets – pensions (see Note 13 )	397	363
Others	83	80

Other fixed assets, net	1,294	1,239

(1)	Include loans and cash deposits in respect of Marine vendor financing for total amounts of € 510 and € 326 million at 31 March 2003 and 30 September 2003 respectively (see Note 17 (a)(2)). At 30 September 2003, it also includes € 125 million held in escrow following the disposal of the small and medium gas turbine businesses and the industrial steam turbines business.

Note 10 – Sale of trade receivables

The following table shows net proceeds from sale of trade receivables:

	At 31 March 2003	At 30 September 2003
	(in € million)
Trade receivables sold	357	212
Retained interests	–	–

Net cash proceeds from securitisation of trade receivables	357	212

The Group sold, irrevocably and without recourse, trade receivables to third parties. The Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

Note 11 – Changes in net working capital

	At 31 March 2003	Cash flow	Translation adjustments	Changes in scope and others	At 30 September 2003
	(in € million)
Inventories and contract in progress, net	4,608	(319)	(83)	(462)	3,744
Trade and other receivables, net (1)	7,477	355	(75)	(258)	7,499
Sale of trade receivables, net	(357)	144	1	–	(212)
Contract related provisions	(3,264)	262	84	24	(2,894)
Other provisions	(296)	(33)	(1)	(12)	(342)
Restructuring provisions	(138)	(137)	1	12	(262)
Customers’ deposits and advances	(3,541)	221	54	181	(3,085)
Trade and other payables	(9,375)	(168)	134	321	(9,088)

Net working capital	(4,886)	325	115	(194)	(4,640)

(1)	Before impact of net proceeds from sale of trade receivables.

Note 12 – Provisions for risks and charges

	At 31 March 2003	Additions	Releases	Applied	Translation adjustments and other	At 30 September 2003
	(in € million)
Warranties	815	230	(66)	(155)	(26)	798
Penalties and claims	1,766	139	(45)	(268)	(96)	1,496
Contract loss	412	140	(19)	(239)	23	317
Other risks on contracts	271	92	(37)	(34)	(7)	285
Provisions on contracts	3,264	601	(167)	(696)	(106)	2,896
Restructuring	138	280	(4)	(139)	(13)	262
Other provisions	296	48	(2)	(13)	13	342

Total	3,698	929	(173)	(848)	(106)	3,500

Provisions on contracts

GT24/GT26 heavy-duty gas turbines

During the six-month period, the Group utilised provisions and accrued contract costs of € 433 million and now retains, after exchange rate effects, €1,193 million as provisions and accrued contract costs in respect of these turbines. These amounts do not include € 336 million of exposure for which the Group considers the risks mitigated by appropriate action plans.

UK Trains

At 30 September 2003, provisions and accrued contract cost of € 64 million are retained in respect of UK train equipment supply contracts.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 30 September 2003 as, among other items, the outcome of claims made by or against the Group are at such an early stage that no meaningful assessment of amounts which may become due to or by the Group is possible. On one of the UK contracts, the West Coast Main Line, any settlement will require the approval of the Strategic Rail Authority.

Alstom Transportation Inc.

During the first half year ended 30 September 2003 and after the General Meeting held on 2 July 2003, the Group identified and recognised additional provisions for contract losses following the re-estimation of costs to complete on several contracts in Alstom Transportation Inc. The additional provisions concern two North East Corridor (NEC) line contracts together with receivables write-down and accrued contract costs and other payables.

NEC Contracts

On the two NEC contracts, new build and maintenance, all parties agreed to enter a mediation phase starting June 2003. This mediation initially scheduled to end in late September 2003 has failed and the outcome of the litigation is difficult to predict at this stage. Major uncertainties remain on those contracts.

Restructuring expenditures and provisions

During the year ended 31 March 2003, restructuring expenditure amounted to € 297 million. New plans were adopted during the period in Power, Transmission & Distribution and Transport, for which provisions have been recorded.

During the six-month period ended 30 September 2003, restructuring expenditure amounted to € 139 million. New plans were adopted and provisions were retained in all Sectors excluding Marine.

Other provisions

Other provisions include € 140 million at March 2003 and September 2003 to cover Marine vendor financing exposure.

Note 13 – Accrued pension and retirement obligations

The Group provides various types of retirement, termination benefits and post retirement benefits (including healthcare and medical cost) to its employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries and involves the Group in the operation of or participation in various retirement plans.

These plans are either defined contributions or defined benefits.

For the defined contributions plans, the level of Group contribution to independent administered funds is fixed at a set percentage of employees’ pay. The pension costs charged in the Profit and Loss account represent contributions payable by the Group to the funds.

For the defined benefits plans, which the Group operates, benefits are based on employee pensionable remuneration and length of service. These are either externally funded or unfunded, with provisions maintained in the Group balance sheet. All are subject to regular actuarial review. Actuarial valuations are carried out by external actuaries employed by the Group using the projected unit method. The actuarial assumptions used to calculate the benefit obligation vary according to the country in which the plan is situated.

Most defined-benefit pension liabilities are funded through separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities.

Other supplemental defined-benefit pension plans sponsored by the Group for certain employees are funded from the Group’s assets as they become due.

The Group reviews annually plan assets and obligations. Differences between actual and expected returns on assets together with the effects of any changes in actuarial assumptions are assessed. If this difference exceeds 10% of the greater of the projected benefit obligations or the market value of plan assets, the resulting unrecognised gains/losses are amortised over the average remaining service life of active employees.

The Group also provides post-retirement benefits (mainly post-retirement medical benefits plans) to a number of retired employees in certain countries principally in the United-States under plans which are predominantly unfunded.

The balance sheet position of these liabilities and assets, which are predominantly long term, are presented below:

	At 31 March 2003	At 30 September 2003
	(in € million)
Accrued pension and retirement benefits	(972)	(937)
Prepaid assets – pensions (see note 9)	397	363

Net (accrued) prepaid benefit cost	(575)	(574)

The components of the pension cost are the following:

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Service cost	56	51	109
Expected interest cost	106	100	211
Expected return on plan assets	(96)	(74)	(193)
Amortisation of unrecognised prior service cost	–	–	2
Amortisation of actuarial net loss (gain)	13	32	17
Curtailments / Settlements	–	(32)	9
Total defined benefits net periodic pension cost	79	77	155
Other defined contributions and multi-employer	18	29	59
Curtailments/Settlements effects included in Net gain on disposal of investments (see Note 4) (1)	–	32	–

Pension cost	97	138	214

(1)	Disposal of small and medium gas turbines and industrial steam turbines businesses.

Note 14 – Financial Debt

(a)    Analysis by nature

	At 31 March 2003	At 30 September 2003
	( in € million )
Redeemable preference shares (1)	205	205
Subordinated notes (2)	250	250
Bonds (3)	1,200	1,200
Syndicated loans (4)	2,627	2,498
Bilateral loans	358	358
Bank overdraft and other facilities	266	265
Commercial paper (5)	83	720
Accrued interest	50	58

Total	5,039	5,554

Future receivables securitised, net (6)	1,292	522

Financial debt (7)	6,331	6,076

Long-term	3,647	2,390
Short-term	2,684	3,686

(1)	On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of € 205 million.

The preference shares have no voting rights. They were not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre identified events. Included in those events, are changes in tax laws and the issuance of new share capital.

In July 2002 an issue of shares was made triggering the contractual redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

(2)	The Group issued, on September 2000, € 250 million Auction Rate Coupon Undated Subordinated Notes.

In March 2003, the terms of redemption were amended and the notes are redeemable in September 2006. They retain their subordinated nature and rank “pari passu” with holders of other subordinated indebtedness. Interest is payable quarterly, at variable rates based on EURIBOR.

(3)	On July 26, 1999, the Group issued bonds for a principal amount of € 650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5 % coupon and to be redeemed at par on 26 July 2006.

On February 6, 2001, the Group issued bonds for a principal amount of € 550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625 % coupon and to be redeemed at par on 6 February 2004.

(4)	Syndicated loans.

— Financial covenants applicable at 31 March 2003

In March 2003 an agreement was signed with a consortium of banks, “the lenders”, to extend until 21 January 2004 the maturity of a revolving credit facility of € 400 million and two bilateral loans totalling € 75 million out of the € 358 million of bilateral loans at 31 March 2003 that were originally scheduled to mature in March and April 2003. A new bridge facility of € 600 million maturing 15 December 2003 was signed under similar terms and conditions.

Both extended and bridge facilities were subject to compliance with new financial covenants, which had also replaced former covenants in the two other existing syndicated revolving credit facilities (totalling at 31 March 2003 € 1, 250 million maturing in April 2004 and € 977 million of which € 255 million maturing in August 2003 and was paid and € 722 million will mature in August 2006).

The credit facilities of € 475 million and the € 600 million bridge facility were immediately repayable if the Group failed to meet its financial covenants in the coming financial year set out below :

•	“Total debt” contractually defined as the sum of the gross financial debt and the net amount of sale of trade receivables (see Note 10) should have been tested on the last day of each month until maturity and should have not exceeded at respectively 31 March 2003 and 30 September 2003 amounts of € 7,000 million[1] and € 6,800 million. At 31 March 2003, the “total debt” amounted to € 6,688 million.

•	“Economic debt” contractually defined as the sum of the net financial debt and the net amount of sale of trade receivables ( see Note 10) should have been tested on the last day of each month until maturity and should not have exceed at respectively 31 March 2003 and 30 September 2003 amounts of € 5,300 million, € 5,500 million. At 31 March 2003, the “economic debt” amounted to € 4,918 million.

•	“Consolidated net worth” contractually defined as the sum of shareholders’ equity and minority interests should not have been lower at respectively 31 March 2003 and 30 September 2003 than € 800 million and € 500 million. At 31 March 2003, the “consolidated net worth” amounted to € 853 million.

Financial covenants mentioned above also applied to the € 1,250 million and € 977 million syndicated revolving credit facilities. At 31 March 2004, “total debt” should not have exceeded € 4,800 million, “Economic Debt” should not have exceeded € 3,600 million and “Consolidated Net worth” should not have been lower than € 500 million. Interest cover, the ratio between EBITDA2 and consolidated net financial expenses3, should not have been lower than 1.8 at 31 March 2004. These financial covenants applied in the periods up to the last maturity in 2006.

— Financial covenants applicable at 30 September 2003

As set out in Note 19, the Group reached an agreement with all interested parties on a new financing package (the “Financing package”) which was announced on 22 September 2003.

The Financing package includes a Subordinated Debt Facility signed on 30 September 2003 with a syndicate of banks and financial institutions for an amount up to € 1,563 million to be made available as described below. This subordinated debt facility will be subject to new financial covenants amending the one applicable at 31 March 2003.

In addition, as part of the negotiation of the financing package it was agreed with all interested parties that the financial covenants described above applicable to the syndicated and bilateral loans did not apply at 30 September 2003.

— New financial covenants

The 5 year subordinated debt facility negotiated as part of the financing package is divided between the term loan “Part A” of €1,200 million and the revolving credit “Part B” of €263 million, which may be subsequently increased by up to € 100 million. The amount of this increase, if any, shall be up to the amount by which the guarantee of the signatory banks to that agreement in connection with the issuance of the ORAs will not be called into play, and the amount received by such banks resulting from the exercise of the purchase warrants in connection with the capital increase. No drawdown may occur under the subordinated debt facility unless, among other things, certain actions contemplated under the financing package agreement are completed.

The “Part A” will be available in two advances. The first advance being used, to the extent of the amounts made available by lenders other than CFDI (Caisse Française de Développement Industriel), to repay part of the outstanding balance of the €1,250 million Multicurrency Revolving Credit Agreement and, to the extent of the amounts made available by CFDI, towards the repayment or prepayment of €300 million of commercial paper (billets de trésorerie). The second advance of the “Part A” will not become available earlier than 30 January 2004 and will be used for the repayment and cancellation of the €550,million bonds in full. The “Part B” will be available from 20 January 2004 until 29 September 2008.

Under this agreement, upon the occurrence and continuation of events that qualify as events of default (or early repayment events), the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable. For example, an event of default will be triggered if the Group fail to meet certain financial covenants, each as described below:

1	Additional flexibility of € 500 million is granted at the two month-ends following this date.

2	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Note 4).

3	Consolidated net financial expenses are defined as net interest income/expenses plus securitisation expenses (see Note 5).

Covenants	Minimum Interest Cover (a)	Minimum Consolidated net worth (including TSDDRA *) (b)	Maximum Total debt (excluding TSDDRA *) (c)	Maximum Net debt leverage (d)	Minimum EBITDA (e)
		(in € million)	(in € million)		(in € million)
December 2003			5,550
March 2004		1,400	4,750		100
June 2004			4,850
September 2004		1,000	4,800		230
December 2004			4,600
March 2005	1.2	1,100	4,450	8.0
June 2005			4,650
September 2005	1.6	850	4,650	7.5
December 2005			4,600
March 2006	2.5	1,150	4,450	4.0
June 2006			4,400
September 2006	2.5	1,150	4,400	3.6
December 2006			4,400
March 2007	2.5	1,150	4,400	3.6
June 2007			4,400
September 2007	2.5	1,150	4,400	3.6
December 2007			4,400
March 2008	2.5	1,150	4,400	3.6
June 2008			4,400

*	TSDDRA, or “titres subordonnés à durée déterminée remboursables en actions”.

(a)	Ratio of EBITDA (see (e) below) to consolidated net financial expense (interest expense plus securitisation expenses less interest income).

(b)	Sum of shareholders’ equity and minority interests (this covenant will not apply if and for as long as ALSTOM’s long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s). For purposes of this financial covenant, consolidated net worth shall include the TSDDRA.

(c)	Sum of the financial debt and the net amount of sale of trade receivables (this covenant will not apply if and for as long as ALSTOM’s long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s). For purposes of this financial covenant, total debt is to be calculated excluding the TSDDRA.

(d)	Ratio of total net debt (total financial debt less short term investments and cash and cash equivalents) to EBITDA (see (e) below). For purposes of this financial covenant, total financial debt is contractually to be calculated excluding the TSDDRA.

(e)	Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash Flow less goodwill amortisation and less capital gain on disposal of investments.

(5)	The total authorised commercial paper program is € 2,500 million, availability being subject to market conditions.

(6)	The Group sold, in several transactions, the right to receive payment from certain customers for future receivables for a net amount of €1,292 million and € 522 million at 31 March 2003 and 30 September 2003, respectively and is split as follows between the Marine and Transport Sectors :

•	Marine Sector : € 581 million and € 32 million at 31 March 2003 and 30 September 2003, respectively ;

•	Transport Sector : € 711 million and € 490 million at 31 March 2003 and 30 September 2003, respectively.

(7)	The financial debt in Euro currency amounts to € 6,205 million and € 6,038 million at 31 March 2003 and 30 September 2003, respectively.

At 31 March 2003, in addition to drawn down amounts of syndicated loans, the Group has unused confirmed credit lines of € 600 million resulting in a bridge credit facility which a group of banks executed in march 2003 and maturing 15 December 2003.

At 30 September 2003, out of the € 900 million commercial paper facility obtained from the Caisse des dépôts et Consignations as part of the financing package in addition to the € 300 million formerly obtained, € 600 million remain unused.

(b)    Analysis by maturity and interest rate

	TOTAL	Short Term	Long Term
		Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Average rate of interest- Long Term (1)
		(in € million)	(in € million)
Redeemable preference shares	205	–	–	205	–	–	–	5.2%
Subordinated notes	250	–	–	250	–	–	–	14.5%
Bonds	1,200	550	–	650	–	–	–	4.5%
Syndicated loans	2,498	1,777	–	721	–	–	–	4.1%
Bilateral loans	358	75	–	50	233	–	–	3.1%
Bank overdraft and other facilities	265	223	16	3	3	3	17	4.3%
Commercial Paper	720	720	–	–	–	–	–	4.1%
Accrued interests	58	58	–	–	–	–	–	–

Total	5,554	3,403	16	1,879	236	3	17	–

Future receivables securitised, net (2)	522	283	235	4	–	–	–	5.0%

Financial debt	6,076	3,686	251	1,883	236	3	17

(1)	Including the effects of interest rate swaps associated with the underlying debt.

(2)	The reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

	At 30 September 2003
	Amount before Hedging	Amount after Hedging (1)
	(in € million)
Financial debt at fixed rate	1,320	967
Financial debt at floating rate (2)	4,756	5,109

Total	6,076	6,076

(1)	After taking into accounts € 353 million of interest swaps.

(2)	Floating rates are based on EURIBOR and LIBOR.

Note 15 – Queen Mary II Financing

In the year ended 31 March 2003 the Group’s marine subsidiary entered into a construction finance contract in respect of one ship presently under construction. Under the terms of this contract finance is made available against commitments to suppliers and to work in progress. The amounts financed are secured against the ship involved and the future receivable is collaterised by way of a guarantee of the prefinancement.

Cash received has firstly been applied against amounts included in trade receivables then against work in progress and where commitments made have not yet become work in progress cash is shown as part of customer deposits and advances.

At 31 March 2003 cash received on this pre-financing was €453 million, of which €434 million has been applied and the remaining balance of €19 million included in customer deposits and advances.

At 30 September 2003 cash received on this pre-financing was € 462 million fully applied against the corresponding trade receivables.

Note 16 – Sector and geographic data

a)    Sector data

The Group is managed through Sectors of activity and has determined its reportable segments accordingly.

Starting from 1 April 2003, the Group is organised in six sectors:

The Former Power sector has been reorganised into three new sectors. Starting from 1 April 2003, the former Gas Turbine and Steam Power Plant segments have been merged into Power Turbo-systems, the Boiler & Environment and Hydro segment have been merged into Power Environment, the Customer Service segment has been renamed Power Service.

■	Power Turbo-Systems Sector

Power Turbo-Systems provides steam turbines, generators and power plant engineering and construction and mid-range gas turbines.

■	Power Environment Sector

Power Environment focus on emissions control equipment in the power generation, petrochemical and industrial markets; demand for upgrades and modernisation of existing power plants; hydro power plant refurbishment; small-scale hydro plants; and large-scale irrigation projects.

■	Power Service Sector

Power Service promotes the service activities relating to the Power Turbo Systems Sector and the Power Environment Sector and services to customers in all geographic markets. The Segment supplies the following products and services:

•	portfolio of services from spare parts and field services to full operation and maintenance packages;

•	refurbishment and modernisation of existing plants;

•	technical consultancy services;

•	tailor-made services and “value packages” (integrated solutions designed to achieve improved plant availability and reliability; improved plant efficiency and capacity; lower production costs and enhanced environmental compatability); and

•	new service product development.

■	Transmission & Distribution Sector

The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy.

From 1 April 2002 Power Conversion has been integrated within the Transmission & Distribution Sector and provides solutions for manufacturing processes and supplies high-performance products including motors, generators, propulsion systems for Marine and drives for a variety of industrial applications.

This sector, excluding Power Conversion, is presently in the process of being sold.

■	Transport Sector

Transport offers equipment, systems, and customer support for rail transportation including passenger trains, locomotives, signalling equipment, rail components and service.

■	Marine Sector

Marine designs and manufactures cruise and other speciality ships.

The composition of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors, Group management may also modify the manner in which it evaluates and measures profitability.

It evaluates internally their performance on Operating income and Free Cash Flow.

Some units, not material to the sector presentation, have been transferred between sectors. The revised segment composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Orders received
Power Environment	1,469	1,042	2,583
Power Turbo Systems	1,368	839	1,821
Power Service	1,686	1,368	2,934
Power Industrial Turbines	508	320	1,265

Total Power	5,031	3,569	8,603
Transmission & Distribution	2,067	1,801	3,731
Transport	3,300	1,672	6,412
Marine	26	340	163
Corporate & others (1)	113	57	214

TOTAL	10,537	7,439	19,123

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Sales
Power Environment	1,457	1,331	3,098
Power Turbo Systems	2,413	1,211	3,857
Power Service	1,350	1,361	2,678
Power Industrial Turbines	592	210	1,268

Total Power	5,812	4,113	10,901
Transmission & Distribution	1,778	1,562	3,605
Transport	2,339	2,297	5,072
Marine	725	822	1,568
Corporate & others (1)	115	60	205

TOTAL	10,769	8,854	21,351

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Operating income
Power Environment	n/a	24	224
Power Turbo Systems	n/a	(127)	(1,399)
Power Service	n/a	196	403
Power Industrial Turbines	n/a	14	82

Total Power	270	107	(690)
Transmission & Distribution	110	84	227
Transport	90	(37)	(24)
Marine	16	4	24
Corporate & others (1)	56	(26)	(44)

TOTAL	542	132	(507)

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
EBIT
Power Environment	n/a	(29)	107
Power Turbo Systems	n/a	(219)	(1,527)
Power Service	n/a	123	304
Power Industrial Turbines	n/a	7	53

Total Power	133	(118)	(1,063)
Transmission & Distribution	61	6	81
Transport	43	(150)	(113)
Marine	15	(2)	12
Corporate & others (1)	70	(32)	(46)

TOTAL	322	(296)	(1,129)

	Half-year ended At 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Capital employed (2)
Power Environment	n/a	850	n/a
Power Turbo Systems	n/a	(1,466)	n/a
Power Service	n/a	2,295	n/a
Power Industrial Turbines	n/a	–	n/a

Total Power	3,529	1,679	2,383
Transmission & Distribution	1,028	1,008	963
Transport	759	467	738
Marine	(220)	(593)	(343)
Corporate & others (1)	1,601	1,342	1,208

TOTAL	6,697	3,903	4,949

(1)	Corporate & others include all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (before disposal) and India, that are not allocated to Sectors.

(2)	Capital employed is defined as the closing position of the total of tangible, intangible and other fixed assets net, current assets (excluding net amount of securitisation of existing receivables) less current liabilities and provisions for risks and charges.

b)    Geographic data

The table below set forth the geographic breakdown of Sales by country of destination

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Sales
Europe	4,303	4,160	9,219
North America	2,673	1,662	4,719
South & Central America	775	489	1,534
Asia / Pacific	1,833	1,875	3,727
Middle East / Africa	1,185	668	2,152

TOTAL	10,769	8,854	21,351

The table below set forth the geographic breakdown of Sales by country of origin

	Half-year ended 30 September		Year ended 31 March 2003
	2002	2003
	(in € million)
Sales
Europe	7,167	6,521	14,762
North America	2,207	1,332	3,935
South & Central America	330	229	601
Asia / Pacific	905	703	1,833
Middle East / Africa	160	69	220

TOTAL	10,769	8,854	21,351

Note 17 – Off balance sheet commitments and other obligations

a)    Off balance sheet commitments

	At 31 March 2003	At 30 September 2003
	(in € million)
Guarantees related to contracts (1)	9,465	8,206
Guarantees related to Vendor financing (2)	749	643
Discounted notes receivable	11	9
Commitments to purchase fixed assets	7	–
Other guarantees	94	49

Total	10,326	8,907

(1)	Guarantees related to contracts.

In accordance with industry practice guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees can, in the normal course, extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may include guarantees on project completion, of contract specific defined performance criteria or plant availability.

The guarantees are provided by banks or surety companies by way of performance bonds, surety bonds and letters of credit and are normally for defined amounts and periods.

The Group provides a counter indemnity to the bank or Surety Company.

The projects for which the guarantees are given are regularly reviewed by management and when it becomes probable that payments pursuant to performance guarantees will require to be made accruals are recorded in the Consolidated Financial Statement at that time.

Guarantees given by parent or group companies relating to liabilities included in the consolidated accounts are not included.

(2)	Vendor financing

The Group has provided financial support, referred to as vendor financing, to financial institutions and granted financing to certain purchasers of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment. The total “vendor financing” is € 1,259 million at 31 March 2003 and € 969 million at 30 September 2003.

The table below sets forth the breakdown of the outstanding vendor financing by Sector at 31 March 2003 and 30 September 2003 :

	At 31 March 2003			At 30 September 2003
	Balance sheet (1)	Off balance sheet (2)	Total	Balance sheet (1)	Off balance sheet (2)	Total
	(in € million)
Marine	510	423	933	326	324	650
Cruiseinvest/ Renaissance	261	107	368	251	93	344
Leasing entities	223	128	351	49	105	154
Others	26	188	214	26	126	152
Transport	–	317	317	–	310	310
European metro operator	–	257	257	–	253	253
Others	–	60	60	–	57	57
Power	–	5	5	–	5	5
T&D	–	4	4	–	4	4

TOTAL	510	749	1,259	326	643	969

(1)	Balance sheets items are included in « other fixed assets » (Note 9).

(2)	Off-balance sheet figures correspond to the total guarantees and commitments, net of related cash deposits, which are shown as balance-sheet items.

Marine

•	Cruiseinvest / Renaissance

The “vendor financing” granted to Cruiseinvest relating to Renaissance Cruises amounts to € 368 million and €344 million at 31 March 2003 and 30 September 2003, respectively. The decrease is due to the appreciation of Euro against US Dollar during the period.

•	Leasing entities

The Group finances and guarantees the financing of three special leasing entities relating to three cruise-ships for an amount of € 351 million and € 154 million at 31 March 2003 and 30 September 2003, respectively. The decrease is mainly due to the repayment of part of the financing granted to two leasing entities for an amount of approximately € 180 million.

•	Other ships

The Group has guaranteed the financing arrangements of three cruise-ships and two high speed ferries delivered to three customers for an amount of € 214 million and € 152 million at 31 March 2003 and 30 September 2003, respectively. One of these guarantees is supported by a cash deposit amounting to € 26 million at 31 March 2003 and 30 September 2003. The decrease is due to the release by a French state company of the counter guarantee obtained from the Group at delivery of one cruise-ship.

The provision retained in respect of Marine Vendor financing is € 140 million at 31 March 2003 and 30 September 2003.

Transport

Guarantees given as part of vendor financing arrangements in Transport Sector amount to € 317 million and € 310 million at 31 March 2003 and 30 September 2003, respectively.

Included in this amount are guarantees given as part of a leasing scheme involving a major European metro operator as described in Note 17 (b). If the metro operator decides in year 2017 not to extend the initial period the Group has guaranteed to the lessors that the value of the trains and associated equipment at the option date should not be less than GBP 177 million (€ 257 million and € 253 million at 31 March 2003 and 30 September 2003, respectively).

b)    Capital and operating lease obligations

	Total	Within 1 year	1 to 5 years	Over 5 years
	(in € million)
Long term rental (1)	655	9	65	581
Capital leases obligation (2)	335	35	119	181
Operating leases (3)	478	70	205	203

Total of future payments	1,468	114	389	965

(1)	Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Group has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Group leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Group.

These commitments are in respect of the full lease period and are covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase long-term assets and long-term debt by € 667 million and € 655 million at 31 March 2003 and 30 September 2003, respectively.

(2)	Capital leases

If capital leases had been capitalised, it would have had the following effects on the consolidated balance sheet :

	At 31 March 2003	At 30 September 2003
	(in € million)
Increase of long term assets (property plant and equipment)	212	244
Increase of long term financial debt	216	246

Decrease of shareholder’s equity	(4)	(2)

(3)	Operating leases

A number of these operating leases have renewal options. Rent expense was € 44 million in the six month period ended 30 September 2003.

No material commitments are omitted in this note in accordance with current accounting rules.

Note 18 – Contingencies

Litigation

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the areas in which the Group operates, particularly for large, long-term projects. In some cases, the amounts claimed against us in these proceedings and disputes are significant ranging up to € 248 million. Amounts retained in respect of litigation, considered as reasonable estimates of probable liabilities are included in provisions for risks and charges and accrued contract costs. Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors including the inherent uncertainties of the outcome of litigation.

Claim from Royal Caribbean Cruises Limited

On 7 August 2003, RCCL and various RCCL group companies filed a lawsuit in Florida, USA against Rolls Royce and various Rolls Royce group companies and against various ALSTOM group companies claiming damages for a global amount of approximately €248 million (US$290 million) for alleged misrepresentations in the selling of pods, and negligence in the design and manufacture of pods. The Group will strongly contest this claim.

Environmental, health and safety

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which operations take place, industrial activities are subject to obtaining permits, licenses or/and authorisations, or to prior notification. Most facilities must comply with these permits, licenses or authorisations and are subject to regular administrative inspections.

Significant amounts are invested to ensure that activities are conducted in order to reduce the risks of impacting the environment and capital expenditures are regularly incurred in connection with environmental compliance requirements. Although involved in the remediation of contamination of certain properties and other sites, the Group believes that its facilities are in compliance with its operating permits and that operations are generally in compliance with environmental laws and regulations.

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts budgeted and provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on the financial condition or results of operations. To date, no significant liability has been asserted against us, and compliance with environmental regulations has not has a material effect on the results of operations.

Asbestos

The Group is subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos. It has been the Group’s policy for many years to abandon definitively the use of products containing asbestos by all of our operating units world-wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, the Group has used and sold some products containing asbestos, particularly in France in its Marine Sector and to a lesser extent in the other Sectors.

As of 30 September 2003, in France, the Group was aware of approximately 1,990 asbestos sickness related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or from third parties, arising out of our activities in France. All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lump sum indemnity. Out of these 1,990 declarations, we were aware of approximately 156 asbestos-related cases in France from our employees, former employees or from third parties. These persons have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) in order to obtain a supplementary compensation above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving ALSTOM’s subsidiaries have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault (25 decisions rendered as of 30 September 2003). The Group has appealed all of such decisions to the French Supreme Court. Even where the Group has been found liable on the grounds of inexcusable fault, it does not expect to suffer any material adverse financial consequences, because the financial consequences of any liability for inexcusable fault have been attributed by court decision or by applicable regulations to the French Social Security (medical) funds. Thus, in 102 of the 156 proceedings before French courts at 30 September 2003, which concern the Marine Sector, the social security authorities have ruled that the financial consequences of any liabilities for inexcusable fault will not be attributed to the Marine Sector and will be borne by the Social Security authorities. Although as of 30 September 2003 the Group had not yet obtained a specific ruling from the relevant French Social Security authorities in respect of the remaining 54 proceedings, of which 40 concern the Power Sector, the Group believes the same principle affording us financial protection will apply to such proceedings and that, accordingly, it will not suffer any material adverse financial consequences as a result of such asbestos related litigations in France.

The Group therefore believes that compensation for most of the current 156 proceedings involving certain of its subsidiaries as of 30 September 2003, including cases where we may be found to be at fault, is or will be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, the Group also believes that the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001 and effective since 29 March 2002, does not increase its current risk exposure. The FIVA was implemented to compensate persons harmed by exposure to asbestos in France. Once a person has received an offer of compensation, the fund itself may then take action against the employer considered responsible. However this subrogatory right can only be exercised pursuant to and within the limits of French Social Security regulations. The Group believes that those cases where compensation may not be definitely borne by the general French Social Security (medical) funds or by the FIVA represent an immaterial exposure for which it has not made any provisions.

In addition to the foregoing, in the United States, as of 30 September 2003, the Group was subject to approximately 154 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which it is indemnified by ABB.

The Group is also currently subject to two class action lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which it has asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. This plan was recently confirmed by the bankruptcy court and a United States federal district court. The plan has been appealed and has not yet become effective; consummation of the plan is subject to certain other conditions specified therein. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30 September 2003, the Group was also subject to approximately 38 other asbestos-related personal injury lawsuits in the United States involving approximately 533 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM’s defense has not been assumed by a third party and meaningful evaluation is practicable, we believe that we have valid defenses and, with respect to a number of lawsuits, the Group is asserting rights to indemnification against a third party.

The Group has not in recent years suffered any adverse judgment, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 30 September 2003, a total of 139 cases involving approximately 17,672 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of asbestos-related cases, the Group considers a claim to have been dismissed, and to no longer be pending against it, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

The Group is also subject to a minor number of asbestos related or other employee personal injury related claims in other countries, mainly in the UK where it is currently subject to approximately 153 such claims.

While the outcome of the existing asbestos-related cases described above is not predictable, the Group believes that those cases will not have a material adverse effect on its financial condition. ALSTOM can give no assurances that asbestos- related cases against it will not grow in number or that those the group has at present, or may face in the future, may not have a material adverse impact on its financial condition.

Product liability

The Group designs, manufactures, and sells several products of large individual value that are used in major infrastructure projects. In this environment, product-related defects have the potential to create liabilities that could be material. If potential product defects become known, a technical assessment occurs whereby products of the affected type are quantified and studied. If the results of the study indicate that a product liability exists, provisions are recorded. The Group believes that it has made adequate provisions to cover currently known product-related liabilities, and regularly revises its estimates using currently available information. Neither the Group nor any of its businesses are aware of product-related liabilities, which would exceed the amounts already recognised and believes it has provided sufficient amounts to satisfy its litigation, environmental and product liability obligations to the extent they can be estimated.

SEC investigation

On 11 August 2003, the Group announced that the SEC is conducting a formal investigation, and the Group has conducted its own internal review, into certain matters relating to ALSTOM Transportation Inc. (“ATI”), one of the Group’s subsidiaries. These actions followed receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at ATI’s New York facility. Following receipt of these letters, the United States Federal Bureau of Investigation (the “FBI”) also began an informal inquiry. The Group has fully cooperated with the SEC and the FBI in this matter and intends to continue to do so.

The internal review identified that losses had been significantly understated in the ATI accounts, in substantial part due to accounting improprieties. As a result an additional charge of € 51 million (after tax) was recorded in ATI’s accounts for the year-ended 31 March 2003 and was recorded in the Group’s consolidated financial statements approved by shareholders on 2 July 2003.

COB Investigation

Senior officials of the Group have been interviewed by inspectors of the French Commission des opérations de bourse (the COB) in connection with the COB’s investigation regarding public disclosures by the Group and trading of the Group’s shares since 31 December 2001.

United States Putative Class Action Lawsuits

The Group and certain of its current and former officers, recently have been named as defendants in a number of purported shareholder class action lawsuits filed on behalf of various alleged classes of purchasers of American Depositary Receipts or other ALSTOM securities between various dates between 17 November 1998 and 30 June 2003. The actions seek to allege violations of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, on the basis of various allegations that there were untrue statements of materials facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the putative classes to purchase ALSTOM securities at artificially inflated prices. The plaintiffs seek, among other things, class action certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees. The Group intend to vigorously defend these actions.

Note 19 – Financing package and liquidity risk

Financing package

Subsequent to the shareholder’s meeting held on 2 July 2003, the Group engaged in negotiations with its banks on a capital increase and the refinancing of the Group. The Group reached an agreement with its banks and the French State, announced on 6 August 2003. This was subsequently modified in order to satisfy certain requirements of the European Commission. The modified agreement (“the Financing Package”) was announced on 22 September 2003.

The principal features of the Financing Package are set out below.

The French State and a syndicate of banks will make funds available to the Group as follows:

In € million
Equity and bonds reimbursable in shares	1,200
Share capital increase with preferential rights	300
Issue of bonds mandatorily reimbursable in shares (“ORA”)[1]with a five year maturity	900
Long-term debt instruments	500
Subordinated bonds to be provided by the French State with a 20 year maturity (“TSDDRA”)[2]	300
Subordinated bonds to be provided by the French State with a 15 year maturity (“TSDD”)[3]	200
Medium-term loans	1,500
Subordinated loan to be provided by the French State with a five year maturity	300
Subordinated loans to be provided by a syndicate of banks with a five year maturity	1,200

TOTAL	3,200

(1)	ORA or “Obligations remboursable en actions”, may be increased up to €1,000 million, with the banks subordinated loans correlatively reduced to €1,100 million.

(2)	TSDDRA or “Titres subordonnés à durée déterminée remboursable en actions”, converted into shares immediately subject to European Commission review and approval.

(3)	TSDD or “Titres subordonnés à durée déterminée”.

The Financing Package also provides for short-term facilities being made available in an amount of €1,500 million, of which the share of the French State is €1,200 million, until the long term part of the Financing Package is fully implemented.

In addition a syndicate of banks is providing a contract bonding and guarantee facility of €3,500 million, counter-guaranteed in part (65%) by the French State, to allow the Group to cover its normal business activity.

The Group will have to return to the market for bonding in the fourth quarter of calendar year 2004, when its balance sheet structure will reflect the benefit of the implementation of the financing package thereby facilitating access to the bonding market.

Under the Financing package the new maturity profile of the Group’s liquidity will be as follows:

	Principal amounts received /(due)
	Outstanding 30 September 2003	Q3 Fiscal year 2004	Q4 Fiscal year 2004	Total Fiscal year 2004	Fiscal year 2005	Fiscal year 2006	Fiscal year 2007	After fiscal year 2007
Redeemable preference shares	205	–	–	–	–	(205)	–	–
Subordinated notes	250	–	–	–	–	–	(250)	–
Subordinated loan	–	650[3]	850[3]	1,500	–	–	–	(1,500)
Subordinated long term bond (TSDD)	–	200[3]	–	200	–	–	–	(200)
Subordinated bonds reimbursable with shares (TSDDRA)[4]	–	300[3]	–	300	–	–	–	–
Bonds	1,200	–	(550)	(550)	–	–	(650)	–
Syndicated loans	2,498	(1,377)[2]	(400)	(1,777)	–	–	(721)	–
Bilateral loans	358	–	(75)	(75)	–	(50)	(33)	(200)
Commercial paper	1,320[1]	(800)	(100)	(900)	(420)	–	–	–
Banks overdrafts/other facilities/accrued interests	323	(281)	–	(281)	(16)	(3)	(3)	(20)

Total	6,154	(1,308)	(275)	(1,583)	(436)	(258)	(1,657)	(1,920)
Future receivables securitised, net	522	(113)	(118)	(231)	(236)	(55)

Liquidity	6,676	(1,421)	(393)	(1,814)	(672)	(313)	(1,657)	(1,920)
Capital increase		300[3]		300
Bonds reimbursable with Shares		900[3]		900

Liquidity and other funding sources		(221)	(393)	(614)	(672)	(313)	(1,657)	(1,920)

(1)	Maximum availability under commitments provided by a syndicate of banks (€ 120 million) and the Caisse des dépôts et Consignation (€ 1,200 million), including a €600 million commercial paper that was not drawn at 30 September 2003.

(2)	Includes the expected early repayment of €1,250 of syndicated loans in the third quarter of fiscal year 2004.

(3)	Expected proceeds to the Group.

(4)	Subordinated bonds reimbursable with shares (TSDDRA) will only be reimbursed in cash in the event the European Commission does not approve their reimbursement with shares.

The Group is confident in its ability to successfully implement the Financing Package:

•	New covenants have been negotiated (see Note 14). The continued availability of debt financing will be dependent on banking covenants being respected or waivers being granted. This will in part be dependent on the Group’s ability to generate operating profit and cash flow.

•	The short term financing and the bonding facilities have been put in place and are fully available to the Group. The subordinated loan facility of € 1.2 billion to be provided by the banks has been signed and commitment letters relating to the ORA have been received from all banks involved.

•	Shareholders will be asked to approve the Financing Package at a general meeting called for 18 November 2003 on second call. A quorum of 25 % of shareholders entitled to vote is required for this general meeting to be held. The Group has always been able to reach such a quorum in the past, on second call.

The European Commission has announced it will not object to the implementation of the Financing Package. It has at the same time and as is usual in such circumstances announced that it has opened a formal investigation to determine whether the Financing Package and certain other transactions with entities controlled by the French State are compatible with laws of the European common market.

Note 20 – Post balance sheet events

On 12 November 2003, the Group learned that the mediation in relation to the NEC contracts had failed and litigation is likely to follow (see Note 12).

Note 21 – Major companies included in the scope of consolidation

The major companies are selected according to the following criteria:

•	Holding companies

•	Sales above € 90 million in year ended 31 March 2003 but excluding company’s which had a significant decrease in sales during the six-month period ended September 2003.

Companies	Country	Ownership %	Consolidation Method
ALSTOM	France		Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM Inc (holding)	United-States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM DDF SA	France	98.8	Full consolidation
ALSTOM Energietechnik GmbH	Germany	100.0	Full consolidation
ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation
ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Power sro	Czech Republic	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Hydraulique	France	100.0	Full consolidation
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power ltd	Australia	100.0	Full consolidation
ALSTOM Power Norway AS	Norway	100.0	Full consolidation
ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation
ALSTOM Power SA	Spain	100.0	Full consolidation
ALSTOM Power Service	France	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation

Companies	Country	Ownership %	Consolidation Method
ALSTOM Power Turbinen GmbH	Germany	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Projects India Ltd	India	68.5	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM T&D Inc.	United States	100.0	Full consolidation
ALSTOM T&D SA	France	100.0	Full consolidation
ALSTOM T&D SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
EUKORAIL Ltd	South Korea	100.0	Full consolidation
West Coast Traincare	United Kingdom	76.0	Full consolidation

A list of all consolidated companies is available upon request at the head office of the Group.

1.1.3.	Statutory Auditors’ report on the interim consolidated financial statements

(Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
ERNST & YOUNG	185, avenue Charles-de-Gaulle
41, rue Ybry	B.P. 136
92576 Neuilly-sur-Seine Cedex	92203 Neuilly-sur-Seine Cedex

Independent auditors’ review report on the

interim consolidated financial statements

Period from 1 April 2003 to 30 September 2003

Pursuant to article L. 232-7 of the French Commercial Code (Code de commerce), we have reviewed the accompanying interim consolidated financial statements of ALSTOM (“the Group”) covering the period from 1 April 2003 to 30 September 2003 and the information contained in the half year management report.

The interim consolidated financial statements are the responsibility of the board of directors. Our responsibility is to issue a report on them based on our review.

We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform limited procedures, to obtain moderate assurance, which is less than obtained in an audit, as to whether the interim consolidated financial statements are free of material misstatement. We have not performed an audit, as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information as we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 September 2003 and of the results of its operations for the six month period then ended.

The accompanying interim consolidated financial statements have been prepared assuming that ALSTOM will continue as a going concern. ALSTOM has incurred significant operating losses and a high level of indebtedness as a result of which its ability to meet its financial needs depends on the successful execution of its action plans. As part of these action plans and as explained in Note 19, ALSTOM has reached agreement with its banks and with the Republic of France, the implementation of which depends on certain future events set out in Note 19 and Note 14. The accompanying interim consolidated financial statements do not include any adjustments to assets and liabilities, in particular goodwill, other intangible assets and deferred tax assets that are stated on the balance sheet as of 30 September 2003 for, respectively, € 3,931, 974 and € 1,884 million (see Notes 7, 8 and 6), that may possibly result from a negative outcome to the uncertainty related to going concern arising through the matters described above.

As set out in Note 6, independent of the success of the action plans, the capacity of ALSTOM to continue to support the carrying value of its deferred tax assets depends on the Group’s ability to generate an adequate level of taxable income over the coming years.

We have also reviewed, in accordance with professional standards applicable in France, the information contained in the management report accompanying the interim consolidated financial.

We have no comment to make as to its consistency with the interim consolidated financial statements or the fair presentation of the information contained in the management report.

Neuilly-sur-Seine, 13 November 2003

The Independent Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
Gilles Puissochet	Alan Glen

1.2.	Pro forma datas at 31 March 2003 and at 30 September 2003

1.2.1.	Pro forma consolidated financial statements for fiscal year closed 31 March 2003 and half year ended 30 September 2003

PRO FORMA CONSOLIDATED INCOME STATEMENTS

	Year ended 31 March		Half-year ended 30 September
	2003 Published(1)	2003 Pro forma(1)	2003 Published(1)	2003 Pro forma(1)
	(in € millions)
SALES	21,351	17,078	8,854	7,308
Of which products	16,374	12,815	6,602	5,247
Of which services	4,977	4,263	2,252	2,061
Cost of sales	(19,187)	(16,001)	(7,577)	(6,454)
Of which products	(15,504)	(12,864)	(5,805)	(4,821)
Of which services	(3,683)	(3,137)	(1,772)	(1,633)
Selling expenses	(970)	(609)	(435)	(286)
Research and development expenses	(622)	(465)	(239)	(187)
Administrative expenses	(1,079)	(813)	(471)	(347)

OPERATING INCOME (LOSS)	(507)	(810)	132	34
Other income (expense), net	(555)	(274)	(397)	(361)
Other intangible assets amortisation	(67)	(57)	(31)	(29)

EARNINGS BEFORE INTEREST AND TAX	(1,129)	(1,141)	(296)	(356)
Financial income (expense), net	(270)	(174)	(220)	(193)

PRE-TAX INCOME (LOSS)	(1,399)	(1,315)	(516)	(549)
Income tax (charge) credit	263	191	29	81
Share in net income (loss) of equity investments	3	3	—	—
Minority interests	(15)	(12)	(2)	(1)
Goodwill amortisation	(284)	(229)	(135)	(112)

NET INCOME (LOSS)	(1,432)	(1,362)	(624)	(581)

Earnings per share in Euro
Basic	(5.4)	(5.1)	(2.2)	(2.1)
Diluted	(5.4)	(5.1)	(2.2)	(2.1)

(1)	See Note 3 to the pro forma consolidated financial information for the reconciliation of the consolidated income statements between the published and the pro forma consolidated financial statements for the year ended 31 March 2003 and the half-year ended 30 September 2003.

PRO FORMA CONSOLIDATED BALANCE SHEETS

	At 31 March		At 30 September
	2003 Published(1)	2003 Pro forma(1)	2003 Published(1)	2003 Pro forma(1)
	(in € millions)
ASSETS
Goodwill, net	4,440	3,633	3,931	3,523
Other intangible assets, net	1,168	1,004	974	974
Property, plant and equipment, net	2,331	1,857	1,940	1,625
Equity method investments and other investments, net	245	245	249	249
Other fixed assets, net	1,294	1,405	1,239	1,222

Fixed assets, net	9,478	8,144	8,333	7,593
Deferred taxes	1,831	1,642	1,884	1,731
Inventories and contracts in progress, net	4,608	3,535	3,744	3,214
Trade receivables, net	4,855	3,982	4,686	3,981
Other accounts receivables, net	2,265	2,047	2,602	2,431

Current assets	11,728	9,564	11,032	9,626
Short term investments	142	142	98	98
Cash and cash equivalents	1,628	1,577	1,671	1,671

TOTAL ASSETS	24,807	21,069	23,018	20,719

LIABILITIES
Shareholders’ equity	758	823	183	295
Minority interests	95	72	94	72
Provisions for risks and charges	3,698	3,420	3,500	3,290
Accrued pension and retirement benefits	972	825	937	822
Financial debt	6,331	4,734	6,076	5,125
Deferred taxes	37	36	55	54
Customers’ deposits and advances	3,541	3,097	3,085	2,780
Trade payables	4,629	4,098	4,132	3,758
Accrued contract costs and other payables	4,746	3,964	4,956	4,523

Current liabilities	12,916	11,159	12,173	11,061

TOTAL LIABILITIES	24,807	21,069	23,018	20,719

(1)	See Note 4 to the pro forma consolidated financial information for the reconciliation of consolidated balance sheets between the published and the pro forma consolidated financial statements at 31 March 2003 and 30 September 2003.
(2)	See Note 6 to the pro forma consolidated financial information.

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 March		Half-year ended 30 September
	2003 Published(3)	2003 Pro forma(3)	2003 Published(3)	2003 Pro forma(3)
	(in € millions)
Net income (loss)	(1,432)	(1,362)	(624)	(581)
Minority interests	15	12	2	1
Depreciation and amortisation	754	604	337	281
Changes in provision for pension and retirement benefits, net	22	15	47	42
Net (gain) loss on disposal of fixed assets and investments	(19)	(187)	(91)	(54)
Share in net income (loss) of equity investees (net of dividends received)	(3)	(3)	—	—
Changes in deferred tax	(424)	(321)	(77)	(120)
Net income after elimination of non cash items	(1,087)	(1,242)	(406)	(431)
Decrease (increase) in inventories and contracts in progress, net	415	341	319	290
Decrease (increase) in trade and other receivables, net	650	583	(355)	(46)
Increase (decrease) in sale of trade receivables, net	(661)	(767)	(144)	(144)
Increase (decrease) in contract related provisions	160	209	(262)	(234)
Increase (decrease) in other provisions	(49)	(50)	33	33
Increase (decrease) in restructuring provisions	(29)	(18)	137	122
Increase (decrease) in customers’ deposits and advances	(98)	(1)	(221)	(308)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	162	176	168	127
Changes in net working capital	550	473	(325)	(160)

Net cash provided by (used in) operating activities	(537)	(769)	(731)	(591)
Proceeds from disposals of property, plant and equipment	252	228	166	135
Capital expenditures	(410)	(325)	(105)	(50)
Decrease (increase) in other fixed assets, net	(55)	(50)	145	147
Cash expenditures for acquisition of investments, net of net cash acquired	(166)	(173)	(3)	(3)
Cash proceeds from sale of investments, net of net cash sold	38	1 759	772	(5)

Net cash provided by (used in) investing activities	(341)	1,439	975	224
Capital increase	622	622	—	—
Dividends paid including minorities	(1)	(1)	(2)	(3)

Net cash provided by (used in) financing activities	621	621	(2)	(3)
Net effect of exchange rate	(41)	(51)	15	7
Other changes(2)	(464)	(456)	(3)	22

Decrease (increase) in net debt	(762)	784	254	(341)

Net debt at the beginning of the period(1)	(3,799)	(3,799)	(4,561)	(3,015)

Net debt at the end of the period(1)	(4,561)	(3,015)	(4,307)	(3,356)

Cash paid for income taxes	70	46	50	43
Cash paid for net interest	172	95	129	104

(1)	The net debt is the sum of cash and cash equivalents and short-term investments less the financial debt.
(2)	Including at 31 March 2003 the reclassification of redeemable preference shares and undated subordinated notes for a total of €455 million as described in Note 22 (a) of the consolidated financial statements as at 31 March 2003.
(3)	See Note 5 to the pro forma consolidated financial information for the reconciliation of the consolidated statements of cash flows between the published and the Pro Forma Consolidated Financial Statements for the year ended 31 March 2003 and the half-year ended 30 September 2003.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of preparation

a)	Objective of the pro forma consolidated financial statements

The pro forma consolidated financial statements as at 31 March 2003 and 30 September 2003 aim to disclose the effects of the disposals of the Transmission & Distribution sector (T&D), excluding the Power Conversion business, and the Industrial Turbines businesses (small and medium industrial gas turbines and industrial steam turbines) as if those disposals had occurred on 1 April 2002.

The disposal of the small and medium industrial gas turbines and industrial steam turbines businesses has been concluded on 30 April 2003 for the first transaction and on 31 July 2003 for the second transaction.

On 25 September, the Group has signed a binding agreement to sell its T&D sector to Areva, excluding the Power Conversion business, with a completion of the transaction forecasted for beginning January 2004. These activities will be deconsolidated as from that date. The sale price is €950 million, before closing price adjustments.

Those pro forma consolidated financial statements have been prepared for information purpose only and are not representative of the situation or of the performances that would have been realised if the T&D and Industrial Turbines activities had been sold on 1 April 2002.

b)	Basis of preparation

The pro forma consolidated financial statements at 31 March 2003 have been prepared on the basis of the consolidated financial statements modified and approved by the General Shareholders’ Meeting held on 2 July 2003.

The pro forma consolidated financial statements at 30 September 2003 have been prepared on the basis of the half-year consolidated financial statements approved by the Board of Directors on 12 November 2003. The Group in preparing its interim consolidated financial statements has assumed the successful implementation of the financing package set out in Note 19 of the half-year financial statements.

Those financial statements have been prepared on the basis of the accounting policies and methods of computation described in Note 2.

c)	Assumptions

The following assumptions have been taken to prepare these pro forma consolidated financial statements:

-	the disposal of T&D Sector, excluding the Power Conversion business, is considered to have occurred on 1 April 2002 for a price of €950 million,

-	the disposal of the Industrial Turbines businesses is considered to have occurred on 1 April 2002 for an amount of €967 million (subject to final price adjustments) including a €125 million deposit in an escrow account and disclosed in “Other fixed assets, net”,

-	the net incomes (losses) and the cash flows related to the sold businesses during the fiscal year ended 31 March 2003 and the half year ended 30 September 2003 have been deconsolidated,

-

the net result on disposal amounts to €148 million before tax effects and is disclosed as “Other income (expenses), net” in the pro forma financial consolidated statements for fiscal year ended 31 March 2003. This net result on disposal, calculated on the basis of the net assets as of 1 April 2002, is neither representative of the net gain recorded as part of for the deconsolidation of the Industrial Turbines businesses in the consolidated financial statements for the half-year ended 30 September 2003, nor of the net result that will be recorded as part of the deconsolidation of the T&D Sector, excluding the Power Conversion business. According to the agreement, the net assets exclude the net cash or net debt and the outstanding amount of sale of trade receivables of Industrial Turbines businesses and T&D Sector excluding Power Conversion, except for €47 million of cash in the Industrial Turbines businesses. The final net result on disposal will differ according to the evolution of the net assets sold between the 1 April 2002 and the effective respective deconsolidation dates, the currency rates at those dates and the additional selling costs relating to the T&D sector,

-	the Group intends to refinance the programme of sale of trade receivables of the T&D sector. Nevertheless, as part of the preparation of these pro forma consolidated financial statements, the Group has considered the conservative hypothesis that the outstanding amount of the programmes relating to the disposed activities at 1 April 2002 was reimbursed,

-	the €1,792 million of total proceeds from the disposed activities, except for the €125 million under escrow account, have been fully dedicated to the immediate reimbursement of the financial debt,

-	the Group has estimated, on the basis of its debt structure, that this anticipated reimbursement would have generated a saving of interest expenses of around €77 million for the fiscal year ended 31 March 2003 and €25 million for the half year ended 30 September 2003,

-	the goodwill and other intangible assets amortisation related to the disposed activities have been cancelled from the pro forma consolidated financial statements,

-	the related selling costs as incurred at 30 September 2003 have been taken into account, as their amount was defined at the date of preparation of these pro forma consolidated financial statements. The costs related to the T&D sector disposal, excluding the Power Conversion business, have not been taken into account, as the amount was not fully determined at the date of preparation of these pro forma consolidated financial statements,

-	the tax effects on the pro forma result on disposal, the savings on interest expenses and the costs related to the disposal of the Industrial Turbines businesses have been taken into account,

-	the effects of potential price adjustments related to the disposal of the T&D sector (excluding the Power Conversion business) and the Industrial Turbines businesses haven’t been taken into account.

Note 2 – Summary of accounting policies

The pro forma consolidated statements of the Group are prepared in accordance with French Generally Accepted Accounting Principles and Réglements 99-02 & 00-06 of the “Comité de Réglementation Comptable” (French consolidation methodology). Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised. If capital leases had been capitalised, the impact would have been an increase of property plant and equipment, net of €182 million and €211 million, an increase of financial debt of €186 million and €213 million and a decrease of shareholders’ equity of €4 million and €2 million in the pro forma financial statements as at 31 March and 30 September 2003, respectively. If long term rentals had been consolidated, the impact would have been an increase of long-term lease receivable and an increase of long-term lease payable of €667 million and €655 million in the pro forma statements as at 31 March and 30 September 2003, respectively (Note 6 (b)).

(a)	Consolidation methods

Investments over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists where the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Joint ventures in companies in which the Group has joint control are consolidated by the proportionate method with the Group’s share of the joint ventures’ results, assets and liabilities recorded in the Consolidated Financial Statements.

Investments in which the Group has an equity interest of 20% to 50% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

Results of operations of subsidiaries acquired or disposed of during the year are recognised in the Consolidated Income Statements as from the date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

(b)	Use of estimates

The preparation of the pro forma consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews estimates on an ongoing basis using currently available information. Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations. Estimates of future cost reflect management’s current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

(c)	Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on construction type contracts of more than one year, long term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract “contract milestones” or costs incurred to date compared to estimated total costs.

Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Government subsidies relating to the shipbuilding sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognised on a straight-line basis over the term of the contract.

Total estimated costs at completion include direct (such as material and labour) and indirect contract costs incurred to date as well as estimated similar costs to complete, including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as incurred. As a result of contract review, accruals for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item “Cost of sales” in the Consolidated Income Statement. Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in “Cost of Sales” as soon as they occur.

Cost of sales is computed on the basis of percentage of completion applied to total estimated costs. The excess of that amount over the cost of sales reported in prior periods is the cost of revenues for the period. Contract completion accruals are recorded for future expenses to be incurred in connection with the completion of contracts or of identifiable portions of contracts. Warranty provisions are estimated on the basis of contractual agreement and available statistical data.

(d)	Translation of financial statements denominated in foreign currencies

The functional currency of the Group’s foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries located outside the Euro zone are translated into euros at the period end rate of exchange, and their income statements and cash flow statements are converted at the average rate of exchange for the period. The resulting translation adjustment is included as a component of shareholders’ equity.

(e)	Foreign currency transactions

Foreign currency transactions are translated into local currency at the rate of exchange applicable to the transaction (market rate or forward hedge rate). At period end, foreign currency assets and liabilities to be settled are translated into local currency at the rate of exchange prevailing at that date or the forward hedge rate. Resulting exchange rate differences are included in the Consolidated Income Statement.

(f)	Financial instruments

The Group operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates. Financial instruments are utilised by the Group to reduce those risks. The Group’s policy is to hedge currency exposures by holding or issuing financial instruments.

The Group enters into various interest rate swaps, forward rate agreements (“FRA”) and floors to manage its interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Group enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain long-term contracts during the open bid time as well as when the commercial contract is signed. If the Group is not successful in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence, during the open bid period, these insurance contracts are accounted for as such, the premium being expensed when incurred. When the contract is signed, the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition, the Group may enter into derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(g)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price allocation are applied to goodwill. Goodwill is amortised on the straight-line basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(h)	Other intangible assets

The Group recognises other intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised on the straight-line basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(i)	Impairment

At the balance sheet date, whenever events or changes in markets indicate a potential impairment to goodwill, other intangible assets, property, plant and equipment and deferred tax assets, the carrying amount of such assets is reduced to their estimated recoverable value. In any event, impairment tests are performed annually.

(j)	Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Group. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful life in years
Buildings	25
Machinery and equipment	10
Tools, furniture, fixtures and others	3-7

Assets financed through capital lease are not capitalised (see Note 6 (b)).

(k)	Other investments

Other investments are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis. The net realisable value is calculated using the following parameters: equity value, profitability and expected cash flow from the investment.

(l)	Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(m)	Inventories and contracts in progress

Raw materials and supplies, work and contracts in progress, and finished products are stated at the lower of cost, using the weighted average cost method, or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition. Finished goods and work and contract in progress inventory includes an allocation of applicable manufacturing overheads.

(n)	Short-term investments

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Short-term investments are recorded at the lower of cost or market value (on a line by line basis).

(o)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an initial maturity of less than three months.

(p)	Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing differences are expected to reverse in future years. Deferred tax assets are recorded up to their expected recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment. Deferred tax assets and liabilities are netted first by legal entity and then by tax grouping.

No provision is made for income taxes on accumulated earnings of consolidated businesses or equity method investments for whom no distribution is planned.

(q)	Customer deposits and advances

Customer deposits and advances are shown net, and represent amounts received from customers in advance of work being undertaken on their behalf. Where trading has taken place under the long term contract trading rules, but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer deposits and advances is still outstanding and where work is undertaken on behalf of customers before sale, the related customer advance, termed a progress payment is deducted from Inventories and Contracts in Progress on a contract by contract basis.

(r)	Provisions for risks and charges

A provision is recognised when the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event and it is probable that an outflow of economic resources will be required to settle the obligation and such outflow can be reliably estimated.

Provisions for warranties are recognised based on contract terms. Warranty periods may extend up to five years. The provisions are based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. Provisions for contract losses are recorded at the point where the loss is first determined. Provisions are recorded for all penalties and claims based on management’s assessment of the likely outcome.

(s)	Stock options

Stock options are not recorded by the Group when granted. However, upon exercise of stock options, the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(t)	Research and development

Internally generated research and development costs are expensed as incurred.

(u)	Employee benefits

The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

For single employer defined benefit plans, the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortised over the average future service period of employees.

For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred.

(v)	Restructuring

Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

(w)	Financial income (expense)

Financial income (expense) is principally comprised of interest payable on borrowings, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(x)	Earnings per share

Basic Earnings per share are computed by dividing the period net income (loss) by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the period net income (loss) by the weighted average number of shares outstanding plus the effect of any dilutive instruments.

For the diluted earnings per share calculation, Net income (loss) is not adjusted as the Group has no interest bearing dilutive instruments.

(y)	Exchange rates used for the translation of main currencies

	At 31 March 2003		At 30 September 2003
€ for 1 monetary unit	Average	Closing	Average	Closing
British pound	1.549571	1.450116	1.427823	1.431434
Swiss franc	0.682536	0.677323	0.650886	0.649182
US dollar	0.997990	0.917852	0.879388	0.858222
Canadian dollar	0.646284	0.623558	0.634476	0.636254
Australian dollar	0.563472	0.553220	0.573704	0.584761

Note 3 – Reconciliation	of the consolidated income statements between the published and pro forma consolidated financial statements for the year ended 31 March 2003 and the half-year ended 30 September 2003

(a)	Reconciliation between published consolidated income statement and pro forma consolidated income statement for the year ended 31 March 2003

	Year ended 31 March 2003 Published	Disposal of Industrial Turbines businesses(1)	Disposal of T&D sector (excluding Power Conversion)(2)	Pro forma adjustments		Year ended 31 March 2003 Pro forma
	(in € million)
SALES	21,351	(1,268)	(3,005)	—		17,078
Of which products	16,374	(1,004)	(2,555)	—		12,815
Of which services	4,977	(264)	(450)	—		4,263
Cost of sales	(19,187)	1,005	2,181	—		(16,001)
Of which products	(15,504)	828	1,812	—		(12,864)
Of which services	(3,683)	177	369	—		(3,137)
Selling expenses	(970)	70	291	—		(609)
Research and development expenses	(622)	53	104	—		(465)
Administrative expenses	(1,079)	58	208	—		(813)

OPERATING INCOME (LOSS)	(507)	(82)	(221)	—		(810)
Other income (expense), net	(555)	19	114	148	(3)	(274)
Other intangible assets amortisation	(67)	10	—	—		(57)

EARNINGS BEFORE INTEREST AND TAX	(1,129)	(53)	(107)	148		(1,141)
Financial income (expense), net	(270)	—	19	77	(4)	(174)

PRE-TAX INCOME (LOSS)	(1,399)	(53)	(88)	225		(1,315)
Income tax (charge) credit	263	—	21	(93	)(5)	191
Share in net income (loss) of equity investments	3	—	—	—		3
Minority interests	(15)	—	3	—		(12)
Goodwill amortisation	(284)	22	33	—		(229)

NET INCOME (LOSS)	(1,432)	(31)	(31)	132		(1,362)

Earnings per share in Euro
Basic	(5.4)	(0.2)	(0.2)	0.7		(5.1)
Diluted	(5.4)	(0.2)	(0.2)	0.7		(5.1)

(1)	Effects of the deconsolidation at 1 April 2002 of the Industrial Turbines businesses.
(2)	Effects of the deconsolidation at 1 April 2002 of the T&D sector, excluding the Power Conversion business.
(3)	This net result on disposal is not representative of the net result that will be recorded when these activities will effectively be deconsolidated. The final net result on disposal will differ according to the evolution of the net assets sold between the 1 April 2002 and the effective deconsolidation dates, the currency rates at those dates and the additional selling costs relating to the T&D sector disposal.
(4)	The interest expenses for the fiscal year ended 31 March 2003 has been reduced by €77 million to take into account the estimated savings generated from the allocation of the €1,792 million (€1,917 million proceeds net of €125 million of escrow account) proceeds from the disposal of the Industrial Turbines businesses and the T&D sector to the reimbursement of the net debt at 1 April 2002.
(5)	The pro forma deferred tax charges adjustments amount to €93 million of which €66 million relate to the net result on disposals and €27 million relate to the interests expenses saved.

(b)	Reconciliation between published consolidated income statements and pro forma consolidated income statements for the half-year ended 30 September 2003

	Half-year ended 30 September 2003 Published	Disposal of Industrial Turbines businesses(1)	Disposal of T&D sector (excluding Power Conversion)(2)	Pro forma adjustments		Half-year ended 30 September 2003 Pro forma
	(in € million)
SALES	8,854	(210)	(1,336)	—		7,308
Of which products	6,602	(206)	(1,149)	—		5,247
Of which services	2,252	(4)	(187)	—		2,061
Cost of sales	(7,577)	162	961	—		(6,454)
Of which products	(5,805)	159	825	—		(4,821)
Of which services	(1,772)	3	136	—		(1,633)
Selling expenses	(435)	13	136	—		(286)
Research and development expenses	(239)	7	45	—		(187)
Administrative expenses	(471)	14	110	—		(347)

OPERATING INCOME (LOSS)	132	(14)	(84)	—		34
Other income (expense), net	(397)	5	66	(35	)(3)	(361)
Other intangible assets amortisation	(31)	2	—	—		(29)

EARNINGS BEFORE INTEREST AND TAX	(296)	(7)	(18)	(35)		(356)
Financial income (expense), net	(220)	—	2	25	(4)	(193)

PRE-TAX INCOME(LOSS)	(516)	(7)	(16)	(10)		(549)
Income tax (charge) credit	29	—	7	45	(5)	81
Share in net income (loss) of equity investments	—	—	—	—		—
Minority interests	(2)	—	1	—		(1)
Goodwill amortisation	(135)	5	18	—		(112)

NET INCOME (LOSS)	(624)	(2)	10	35		(581)

Earnings per share in Euro
Basic	(2.2)	—	—	0.1		(2.1)
Diluted	(2.2)	—	—	0.1		(2.1)

(1)	Effects of the deconsolidation at 1 April 2002 of the Industrial Turbines businesses.
(2)	Effects of the deconsolidation at 1 April 2002 of the T&D sector excluding the Power Conversion business.
(3)	Cancellation of net result from the disposal of the Industrial Turbines businesses recorded in the interim consolidated financial statements for the half-year ended 30 September 2003.
(4)	The interest expense for the half-year ended 30 September 2003 has been reduced by €25 million to take into account the estimated savings generated from the allocation of the €1,792 million net proceeds from disposal of the Industrial Turbines businesses and the T&D Sector to the reimbursement of the net debt at 1 April 2002. The savings on interest expenses recorded in the interim consolidated financial statements for the half-year ended 30 September 2003 following the reception of €842 million (net of the €125 million escrow account) have been restated.
(5)	The €54 million deferred tax charge recorded into the interim consolidated financial statements as at 30 September 2003 related to net result from the disposal the Industrial Turbines businesses has been cancelled. A reduction of the deferred tax assets of €9 million has also been recorded relating to the estimated interest savings mentioned above.

Note 4 – Reconciliation	of the consolidated balance sheets between the published and the pro forma consolidated financial statements at 31 March 2003 and 30 September 2003

(a)	Reconciliation between published consolidated balance sheet and pro forma consolidated balance sheet at 31 March 2003

	At 31 March 2003 Published	Disposal of Industrial Turbines businesses(1)	Disposal of T&D sector (excluding Power Conversion)(2)	Pro forma adjustments		At 31 March 2003 Pro forma
	(in € million)
ASSETS
Goodwill, net	4,440	(379)	(428)	—		3,633
Other intangible assets, net	1,168	(164)	—	—		1,004
Property, plant and equipment, net	2,331	(146)	(328)	—		1,857
Equity method investments and other investments, net	245	—	—	—		245
Other fixed assets, net	1,294	—	(14)	125	(3)	1,405

Fixed assets, net	9,478	(689)	(770)	125		8,144
Deferred taxes	1,831	—	(96)	(93	)(4)	1,642
Inventories and contracts in progress, net	4,608	(504)	(569)	—		3,535
Trade receivables, net	4,855	(292)	(819)	238		3,982
Other accounts receivables, net	2,265	(79)	(139)	—		2,047

Current assets	11,728	(875)	(1,527)	238		9,564
Short term investments	142	—	—	—		142
Cash and cash equivalents	1,628	(51)	—	—		1,577

TOTAL ASSETS	24,807	(1,615)	(2,393)	270		21,069

LIABILITIES
Shareholders’ equity	758	(869)	(948)	1,882		823	(6)
Minority interests	95	—	(23)	—		72
Provisions for risks and charges	3,698	(55)	(223)	—		3,420
Accrued pension and retirement benefits	972	(34)	(113)	—		825
Financial debt	6,331	(2)	17	(1,612	)(5)	4,734
Deferred taxes	37	(1)	—	—		36
Customers’ deposits and advances	3,541	(217)	(227)	—		3,097
Trade payables	4,629	(193)	(338)	—		4,098
Accrued contract costs and other payables	4,746	(244)	(538)	—		3,964

Current liabilities	12,916	(654)	(1,103)	—		11,159

TOTAL LIABILITIES	24,807	(1,615)	(2,393)	270		21,069

(1)	Reversal of the Industrial Turbines businesses contribution at 31 March 2003.
(2)	Reversal of the T&D sector contribution, excluding the Power Conversion business, at 31 March 2003.
(3)	Reflects the escrow account of €125 million held by the buyer as part of the disposal of the Industrial Turbines businesses.
(4)	Reflects the reduction of the deferred tax assets following the utilisation as part of the disposal of the Industrial Turbines businesses, the recognition of estimated interest savings and the Industrial Turbines businesses disposal related costs.
(5)	Reflects:
-	the proceeds from the disposal of the Industrial Turbines businesses and the T&D sector (excluding the Power Conversion business) for €1,792 million .
-	the estimated interest expenses saved for €77 million .
-	the costs related to the disposal of the Industrial Turbines businesses for €(19) million .
-	the reimbursement of the outstanding amount of sale of trade receivables of the disposed activities at 1 April 2002 for €(238) million
(6)	The reconciliation of the shareholders’ equity between the published and pro forma consolidated financial statements at 31 March 2003 is the following :

Published shareholders’ equity at 31 March 2003	758
– Cancellation of the net income of the T&D Sector (excluding Power Conversion ) and Industrial Turbines businesses	(62)
– Recognition of the estimated result on disposal, net of tax effects and related costs	82
– Recognition of the estimated interest savings, net of tax effects	50
– Change in currency translation adjustment	(5)

Pro forma shareholders’ equity at 31 March 2003	823

(b)	Reconciliation between the published consolidated balance sheet and the pro forma consolidated balance sheet at 30 September 2003

	At 30 September 2003 Published	Disposal of Industrial Turbines businesses(5)	Disposal of T&D sector (excluding Power Conversion)(1)	Pro forma Adjustments		At 30 September 2003 Pro forma
	(in € million)
ASSETS
Goodwill, net	3,931	—	(408)	—		3,523
Other intangible assets, net	974	—	—	—		974
Property, plant and equipment, net	1,940	(9)	(306)	—		1,625
Equity method investments and other investments, net	249	—	—	—		249
Other fixed assets, net	1,239	—	(17)	—		1,222

Fixed assets, net	8,333	(9)	(731)	—		7,593
Deferred taxes	1,884	—	(105)	(48	)(2)	1,731
Inventories and contracts in progress, net	3,744	(21)	(509)	—		3,214
Trade receivables, net	4,686	(14)	(929)	238		3,981
Other accounts receivables, net	2,602	(2)	(169)	—		2,431

Current assets	11,032	(37)	(1,607)	238		9,626
Short term investments	98	—	—	—		98
Cash and cash equivalents	1 671	—	—	—		1,671

TOTAL ASSETS	23,018	(46)	(2,443)	190		20,719

LIABILITIES
Shareholders’ equity	183	—	(892)	1 004		295	(4)
Minority interests	94	—	(22)	—		72
Provisions for risks and charges	3,500	(2)	(208)	—		3,290
Accrued pension and retirement benefits	937	—	(115)	—		822
Financial debt	6,076	—	(137)	(814	)(3)	5 125
Deferred taxes	55	—	(1)	—		54
Customers’ deposits and advances	3 085	(4)	(301)	—		2,780
Trade payables	4 132	(15)	(359)	—		3,758
Accrued contract costs and other payables	4 956	(25)	(408)	—		4,523

Current liabilities	12,173	(44)	(1,068)	—		11,061

TOTAL LIABILITIES	23,018	(46)	(2,443)	190		20,719

(1)	Reversal of the T&D sector contribution, excluding the Power Conversion business at 31 March 2003.
(2)	Reflects the reduction of the deferred tax assets following the utilisation as part of the disposal of the Industrial Turbines businesses, the recognition of estimated interest savings and the Industrial Turbines businesses disposal related costs.
(3)	Reflects:
-	the proceeds from the disposal of the T&D sector (excluding Power Conversion) for €950 million
-	the estimated interest expense saved for €102 million over a 18 month period
-	the reimbursement of the outstanding amount of sale of trade receivables of the disposed activities at 1 April 2002 for €(238) million
(4)	The reconciliation of the shareholders’ equity between published and pro forma consolidated financial statements at 30 September 2003 is the following :

Published shareholders’ equity at 30 September 2003	183
– Cancellation of net income (loss) from the T&D Sector (excluding Power Conversion) and Industrial Turbines businesses (€(62) at 31 March 2003 and €8 million at 30 September 2003)	(54)
– Recognition of the estimated interest savings, net of tax effect. (€102 of interests and €(36) million of tax effects)	66
– Adjustment of the estimated result on disposal, net of tax and related costs (€82 million at 31 March 2003; €19 million at 30 September 2003)	101
– Change in currency translation adjustment	(1)

Pro forma shareholders’ equity at 30 September 2003	295

(5)	Reversal of the contribution of a US entity not yet sold at 30 September 2003. The buyer has a firm purchasing option on this entity.

Note 5 – Reconciliation	of the consolidated statements of cash flows between the published and the pro forma consolidated financial statements for the year ended 31 March 2003 and the half-year ended 30 September 2003

(a)	Reconciliation between the published consolidated statement of cash flows and the pro forma consolidated statement of cash flows for the year ended 31 March 2003

	Year ended 31 March 2003 Published	Disposal of Industrial Turbines businesses(1)	Disposal of T&D sector (excluding Power Conversion)(2)	Pro forma adjustments		Year ended 31 March 2003 Pro forma
	(in € million)
Net income (loss)	(1,432)	(31)	(31)	132	(3)	(1,362)
Minority interests	15	—	(3)	—		12
Depreciation and amortisation	754	(57)	(93)	—		604
Changes in provision for pension and retirement benefits, net	22	(4)	(3)	—		15
Net (gain) loss on disposal of fixed assets and investments	(19)	1	(21)	(148)		(187)
Share in net income (loss) of equity investees (net of dividends received)	(3)	—	—	—		(3)
Changes in deferred tax	(424)	—	10	93		(321)
Net income after elimination of non cash items	(1,087)	(91)	(141)	77		(1,242)
Decrease (increase) in inventories and contracts in progress, net	415	—	(74)	—		341
Decrease (increase) in trade and other receivables, net	650	(27)	(40)	—		583
Increase (decrease) in sale of trade receivables, net	(661)	66	66	(238)		(767)
Increase (decrease) in contract related provisions	160	1	48	—		209
Increase (decrease) in other provisions	(49)	—	(1)	—		(50)
Increase (decrease) in restructuring provisions	(29)	(1)	12	—		(18)
Increase (decrease) in customers’ deposits and advances	(98)	77	20	—		(1)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	162	(34)	48	—		176
Changes in net working capital	550	82	79	(238)		473

Net cash provided by (used in) operating activities	(537)	(9)	(62)	(161	)(4)	(769)
Proceeds from disposals of property, plant and equipment	252	(16)	(8)	—		228
Capital expenditures	(410)	24	61	—		(325)
Decrease (increase) in other fixed assets, net	(55)	—	5	—		(50)
Cash expenditures for acquisition of investments, net of net cash acquired	(166)	—	(7)	—		(173)
Cash proceeds from sale of investments, net of net cash sold	38	(47)	(5)	1,773		1,759

Net cash provided by (used in) investing activities	(341)	(39)	46	1,773	(5)	1,439
Capital increase	622	—	—	—		622
Dividends paid including minorities	(1)	—	—	—		(1)

Net cash provided by (used in) financing activities	621	—	—	—		621
Net effect of exchange rate	(41)	—	(10)	—		(51)
Other changes	(464)	(1)	9	—		(456)

Decrease (increase) in net debt	(762)	(49)	(17)	1,612		784

Net debt at the beginning of the period	(3,799)	—	—	—		(3,799)

Net debt at the end of the period	(4,561)	(49)	(17)	1,612		(3,015)

(1)	Effects of the deconsolidation at 1 April 2002 of the Industrial Turbines businesses.
(2)	Effects of the deconsolidation at 1 April 2002 of the T&D sector excluding the Power Conversion business.
(3)	See Note 3 (a) (3) (4) (5) of the pro forma consolidated financial statements.
(4)	The net cash used in operating activities reflects the estimated interest savings of €77 million, decreased by the reimbursement of the outstanding amount of sale of trade receivables of the disposed activities at 1 April 2002 for €(238) million.
(5)	The net cash provided by investing activities reflects the proceeds from the disposal of the Industrial Turbines business and the T&D sector (excluding the Power Conversion business) for €1,792 million net of related costs.

(b)	Reconciliation between the published consolidated statement of cash flows and the pro forma consolidated statement of cash flows for the half-year ended 30 September 2003

(in € million)	Half-year ended 30 September 2003 Published	Disposal of Industrial Turbines businesses(1)	Disposal of T&D sector (excluding Power Conversion)(2)	Pro forma Adjustments		Half-year ended 30 September 2003 Pro forma
	(in € million)
Net income (loss)	(624)	(2)	10	35	(3)	(581)
Minority interests	2	—	(1)	—		1
Depreciation and amortisation	337	(12)	(44)	—		281
Changes in provision for pension and retirement benefits, net	47	—	(5)	—		42
Net (gain) loss on disposal of fixed assets and investments	(91)	—	2	35		(54)
Share in net income (loss) of equity investees (net of dividends received)	—	—	—	—		—
Changes in deferred tax	(77)	—	2	(45)		(120)
Net income after elimination of non cash items	(406)	(14)	(36)	25		(431)
Decrease (increase) in inventories and contracts in progress, net	319	(2)	(27)	—		290
Decrease (increase) in trade and other receivables, net	(355)	148	161	—		(46)
Increase (decrease) in sale of trade receivables, net	(144)	—	—	—		(144)
Increase (decrease) in contract related provisions	(262)	(5)	33	—		(234)
Increase (decrease) in other provisions	33	—	—	—		33
Increase (decrease) in restructuring provisions	137	—	(15)	—		122
Increase (decrease) in customers’ deposits and advances	(221)	(14)	(73)	—		(308)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	168	(57)	16	—		127
Changes in net working capital	(325)	70	95	—		(160)

Net cash provided by (used in) operating activities	(731)	56	59	25	(4)	(591)
Proceeds from disposals of property, plant and equipment	166	(31)	—	—		135
Capital expenditures	(105)	32	23	—		(50)
Decrease (increase) in other fixed assets, net	145	—	2	—		147
Cash expenditures for acquisition of investments, net of net cash acquired	(3)	—	—	—		(3)
Cash proceeds from sale of investments, net of net cash sold	772	47	(1)	(823)		(5)

Net cash provided by (used in) investing activities	975	48	24	(823	)(5)	224
Capital increase	—	—	—	—		—
Dividends paid including minorities	(2)	—	(1)	—		(3)

Net cash provided by (used in) financing activities	(2)	—	(1)	—		(3)
Net effect of exchange rate	15	(4)	(4)	—		7
Other changes	(3)	(51)	76	—		22

Decrease (increase) in net debt	254	49	154	(798)		(341)

Net debt at the beginning of the period	(4,561)	(49)	(17)	1,612		(3,015)

Net debt at the end of the period	(4,307)	—	137	814		(3,356)

(1)	Effects of the deconsolidation at 1 April 2002 of the Industrial Turbines businesses.
(2)	Effects of the deconsolidation at 1 April 2002 of the T&D sector excluding the Power Conversion business.
(3)	See Note 3 (b) (3) (4) (5) of the pro forma consolidated financial statements.
(4)	The net cash provided by operating activities reflects the €25 million estimated interest savings of the period.
(5)	The net cash used in investing activities of €823 million reflects the reversal of the proceeds from the disposal of the Industrial Turbines businesses (€842 million) and related costs.

Note 6 – Pro forma off balance sheet commitments and other obligations

a)	Off balance sheet commitments

	At 31 March		At 30 September
	2003 Published	2003 Pro forma	2003 Published	2003 Pro forma
	(in € million)
Guarantees related to contracts(1)	9,465	9,039	8,206	7,837
Guarantees related to Vendor financing(2)	749	745	643	639
Discounted notes receivable	11	11	9	9
Commitments to purchase fixed assets	7	3	—	—
Other guarantees	94	88	49	47

Total	10,326	9,886	8,907	8,532

(1)	Guarantees related to contracts

In accordance with industry practice guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees can, in the normal course, extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may include guarantees on project completion, of contract specific defined performance criteria or plant availability.

The guarantees are provided by banks or surety companies by way of performance bonds, surety bonds and letters of credit and are normally for defined amounts and periods.

The Group provides a counter indemnity to the bank or surety company.

The projects for which the guarantees are given are regularly reviewed by management and when it becomes probable that payments pursuant to performance guarantees will require to be made accruals are recorded in the Consolidated Financial Statement at that time.

Guarantees given by parent or group companies relating to liabilities included in the consolidated accounts are not included.

(2)	Vendor financing

The Group has provided financial support, referred to as vendor financing, to financial institutions and granted financing to certain purchasers of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment.

The total “vendor financing” is not significantly impacted by the disposal of the T&D sector (excluding the Power Conversion business) and the Industrial Turbines businesses.

b)	Capital and operating lease obligations

	As at 31 March		As at 30 September
	2003 Published	2003 Pro forma	2003 Published	2003 Pro forma
	(in € million)
Long term rental(1)	667	667	655	655
Capital leases obligation(2)	278	230	335	284
Operating leases(3)	534	446	478	426

Total of future payments	1,479	1,343	1,468	1,365

(1)	Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Group has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Group leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Group.

These commitments are in respect of the full lease period and are covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase long-term assets and long-term debt by €667 million and  €655 million at 31 March and 30 September 2003, respectively.

(2)	Capital leases

If capital leases had been capitalised, it would have had the following effects on the consolidated balance sheets :

	As at 31 March		As at 30 September
	2003 Published	2003 Pro forma	2003 Published	2003 Pro forma
	(in € million)
Increase of fixed assets, net	212	182	244	211
Increase of long term financial debt	216	186	246	213

Decrease in shareholders’ equity	(4)	(4)	(2)	(2)

(3)	Operating leases

Rent expense was €110 million and €44 million for the published financial statements of fiscal year ended 31 March 2003 and half-year ended 30 September 2003, respectively.

Rent expense was €95 millions and €37 million for the pro forma financial statements of fiscal year ended 31 March 2003 and half-year ended 30 September 2003, respectively.

A number of these operating leases have renewal options.

Note 7 – Major companies included in the pro forma scope of consolidation

Major companies included in the pro forma scope of consolidation at 31 March 2003

The major companies are selected according to the following criteria :

-	holding companies

-	sales above €90 million

-	Companies which will be sold or which will be less important due to the business disposals are not included in the pro forma scope.

Companies	Country	Ownership %	Consolidation Method
ALSTOM	France		Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM Inc (holding)	United States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM DDF SA	France	98.8	Full consolidation
ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation
ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Power sro	Czech Republic	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Hydraulique	France	100.0	Full consolidation
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power ltd	Australia	100.0	Full consolidation
ALSTOM Power Norway AS	Norway	100.0	Full consolidation
ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation
ALSTOM Power SA	Spain	100.0	Full consolidation
ALSTOM Power Service	France	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation
ALSTOM Power Turbinen GmbH	Germany	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Projects India Ltd	India	68.5	Full consolidation
ALSTOM Projects Taiwan Ltd	Taiwan	100.0	Full consolidation
ALSTOM Rail Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
Japan Gas Turbines K.K.	Japan	60.0	Full consolidation
EUKORAIL Ltd	South Korea	100.0	Full consolidation
West Coast Traincare	United Kingdom	76.0	Full consolidation

Major companies included in the pro forma scope of consolidation at 30 September 2003

The major companies are selected according to the following criteria:

-	Holding companies

-	Sales above €90 million in year ended 2003 but excluding companies which had a significant decrease in sales during the six-month period ended September 2003.

-	Companies which will be sold or which will be less important due the business disposals are not included in the pro forma scope.

Companies	Country	Ownership %	Consolidation Method
ALSTOM	France		Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM Inc (holding)	United States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM DDF SA	France	98.8	Full consolidation
ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation
ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Power sro	Czech Republic	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Hydraulique	France	100.0	Full consolidation
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power ltd	Australia	100.0	Full consolidation
ALSTOM Power Norway AS	Norway	100.0	Full consolidation
ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation
ALSTOM Power SA	Spain	100.0	Full consolidation
ALSTOM Power Service	France	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation
ALSTOM Power Turbinen GmbH	Germany	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Projects India Ltd	India	68.5	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
EUKORAIL Ltd	South Korea	100.0	Full consolidation
West Coast Traincare	United Kingdom	76.0	Full consolidation

1.2.2.	Statutory Auditors’ report on the pro forma financial statements

Unaudited Pro Forma Financial Information

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
ERNST & YOUNG	185, avenue Charles-de-Gaulle
41, rue Ybry	B.P. 136
92576 Neuilly-sur-Seine Cedex	92203 Neuilly-sur-Seine Cedex

(Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

Independent Auditors’ Report on the

Pro Forma Consolidated Financial Statements

Periods from 1 April 2002 to 31 March 2003 and from 1 April 2003 to 30 September 2003

To the Chairman of the Board of Directors

You have asked us to examine the pro forma financial statements covering the periods from 1 April 2002 to 31 March 2003 and from 1 April 2003 to 30 September 2003, attached to this present report, prepared due to the disposal of the first tranche on 30 April 2003 and the second tranche on 31 July 2003 of the Small and Medium Industrial Gas Turbines and Industrial Steam Turbines to Siemens and to the conclusion on 25 September 2003 of a binding agreement to dispose the T&D Sector (excluding the Power Conversion business) to Areva, as if those disposals had occurred as of 1 April 2002.

The pro forma consolidated financial statements are the responsibility of the Chairman of the Board of Directors and have been prepared on 14 November 2003 from:

– the interim consolidated financial statements covering the period from 1 April 2003 to 30 September 2003, which have been reviewed by us in accordance with professional standards applicable in France. These standards require that we perform limited procedures, to obtain a moderate assurance, which is less than obtained in an audit, as to whether the interim consolidated financial statements are free of material misstatement. We have made the following matters of emphasis in our review report on these accounts:

“The accompanying interim consolidated financial statements have been prepared assuming that ALSTOM will continue as a going concern. ALSTOM has incurred significant operating losses and a high level of indebtedness as a result of which its ability to meet its financial needs depends on the successful execution of its action plans. In the framework of these action plans and as explained in Note 19, ALSTOM has reached an agreement with its banks and the Republic of France which implementation depends on certain future events described in Notes 19 and 14. The accompanying interim consolidated financial statements do not include any adjustment on assets and liabilities valuation, in particular goodwill, other intangible assets and deferred tax assets that are included in the balance sheet as of 30 September 2003 for respectively 3,931, 974 and 1,884 million euros (see Notes 7, 8 and 6), that may eventually result from a negative outcome of the uncertainty on going concern generated by the elements described above.

“In addition, beyond the positive implementation of action plans and as presented in Note 6, maintaining deferred tax assets in the balance sheet depends on ALSTOM capacity to generate sufficient levels of taxable profit in the following years.”

– the consolidated financial statements for the year-ended 31 March 2003, approved by the Board of Directors, modified on proposal of the Board of Directors on 2 July 2003 and adopted by the Annual General Meeting of the same day, and which have been subject, by us to an audit performed in accordance with professional standards applicable in France. Those standards require that we perform procedures, to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 March 2003 and the results of its operations for the year then ended in accordance with rules and accounting principles generally accepted in France. Without qualifying our opinion, we have made the following matter of emphasis:

“We draw attention to the Note 1(b) – Basis of preparation of the consolidated accounts which highlights the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve the consolidated accounts.”

In our supplementary report to our report dated 14 May 2003, dated 2 July 2003, without qualifying our opinion, we have made the following observations:

“We draw attention to the main modifications to the consolidated accounts approved on 13 May 2003 by the Board of Directors: Compared to the accounts approved on 13 May 2003, the principal changes are a reduction of shareholders’ equity from € 805m to € 758m, an increase of the loss of the year from € 1 381m to € 1,432m and a reduction of the operating result of Transport Sector from € 49m (positive) to € 24m (negative).

“We draw attention to the fact that in his presentation of 2 July 2003 to the Annual Shareholders’ Meeting, the Chairman updated the shareholders on the action plan related to the indebtedness, financing and progress made on the asset disposal plan of the Company. The successful completion of this plan is essential to the debt reduction programme. We have indicated that if these plans were to suffer from a significant, unfavourable outcome, which the Company does not expect, the application of accounting principles generally applicable where the going concern principle is applicable might no longer be appropriate.”

We performed a review of the pro-forma financial statements in accordance with accounting standards applicable in France. These standards require an assessment of the procedures implemented for selecting the accounting conventions and preparing the reconstituted pro formas, the pro forma financial statements and for performing of tests to assess whether the conventions used are consistent, to determine how they are reflected in the figures and to ensure that the accounting methods used are compatible with those followed for drawing up ALSTOM’s consolidated financial statements as at 31 March 2003 and its interim consolidated financial statements as at 30 September 2003.

The pro forma financial statements are intended to express how a given transaction or event would effect the historical financial information prior to the date on which the transaction or event actually occurred. However, they are not necessarily representative of the financial position or performance which would have been observed if the transaction or event had occurred on a date previous to its actual or foreseen occurrence.

In our opinion, the conventions used constitute a reasonable basis for presenting the effects of the disposal of the Small and Medium gas turbines and Industrial turbines to Siemens and of the disposal of the Transmission & Distribution Sector (except the Power Conversion Business) to Areva in the pro forma financial statements covering the period from 1st April 2002 to 31 March 2003 and from 1st April 2003 to 30 September 2003. The figures are appropriate and the accounting methods used are consistent with those followed in preparing the consolidated financial statements as at 31 March 2003 and the interim consolidated financial statements as at 30 September 2003.

Neuilly-sur-Seine France, 17 November 2003 The Independent Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
Gilles Puissochet	Alan Glen

1.3 Consolidated financial statements at 31 March 2003

1.3.1. Presentation of the amended consolidated financial statements as approved by the Ordinary and Extraordinary Shareholders’ General Meeting held on 2 July 2003

Following receipt of letters alleging accounting improprieties on a railcar contract ALSTOM launched an internal review in Hornell, the New York facility of ALSTOM Transportation Inc. (ATI), a US subsidiary of ALSTOM where the contract are executed. This internal review, assisted by external lawyers and accountants, has identified a significant understatement of losses in ATI’s accounts. This understatement is in substantial part due to accounting improprieties related to non recognition of realised costs, of which certain were about to be transferred on other contracts, and also an underestimation of forecasted costs on the contract. The concerned contracts were concluded at a fixed sale price, so ALSTOM’s customers have not suffered any financial damage. Those events were subject to a press release on 30 June 2003. Additional informations are included in the “Management and Discussion analysis on interim consolidated financial statements at 30 September 2003 – Section 1.1.1.” and “Claims and litigations – Section 3.2.”.

The Ordinary and Extraordinary Shareholders’ General Meeting held on 2 July 2003 approved the amendments to the consolidated financial statements for fiscal year ended 31 March 2003 which include an additional expense after tax of € 51 million.

The General Meeting also approved the amendments to the Operating and Financial Review and Prospects approved by the Board of Directors held on 13 May 2003, to take into account the events known at that date.

The supplementary statutory auditors’ report on statutory and consolidated financial statements, which is additional to statutory auditors’ report from page 91 of the Document de Référence, is included in annex 1 to this update.

The consolidated financial statements at 31 March 2003 including the amendments proposed by the Board of Directors and approved by Ordinary and Extraordinary Shareholders’ Meeting held on the 2 July 2003 are included in their entirety in annex 1 to this update.

The amended Operating and Financial Review and Prospects is included in its entirety in annex 2 to this update.

Moreover, the following pages of the Document de Référence have been updated to take into account modifications of the consolidated financial statements :

–	Chairman & CEO’s message (page 2 of the Document de Référence)

In the first sentence, “the unprecedented € 1.38 billion net loss” has been replaced by “the unprecedented € 1.43 billion net loss”.

In the third paragraph, line 3, “the significant net loss of € 1.38 billion” has been replaced by “the significant net loss of € 1.43 billion”.

–	Description of activities (page 27 of the Document de Référence)

In the first table, in the line corresponding to operating income in million of euros for the fiscal year ended 31 March 2003 “49” has been replaced by “(24)”.

–	Risks – Main risk factors (page 151 of the Document de Référence)

4th paragraph, 1st line, “At 31 March 2003, we had € 3,631 million of provisions for risks and charges” has been replaced by “At 31 March 2003, we had € 3,698 million of provisions for risks and charges”.

Those amended pages are included in annex 3 to this update.

Finally, the following corrections are underlined in annex 3 :

–	Comparable figures : see table of comparable figures, page 4 of annex 3.

–	Working capital : see page 5 of annex 3.

1.3.2. – Summary of differences between Accounting Principles followed by the Group and US GAAP

The Note 33 mentioned below is included in the Annual report on form 20-F at 31 March 2003 available on the Group’s web site.

The Consolidated financial statements have been prepared in accordance with the generally accepted accounting principles described in Note 2 above (“French GAAP”) which differ in certain significant respects from those applicable in the United States of America (“US GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity, as well as the classification and format of the consolidated financial statements. Certain reclassifications have been made to prior years’ amounts to conform to the current year presentation.

French law stipulates that annual financial statements are final once they have been approved by the Board of Directors and the General Meeting of shareholders, and that, from then, they can not be modified.

ALSTOM’s annual report on form 20-F has been filed with the Securities and Exchange Commission on 15 October 2003 while the French financial statements have been approved by the General Meeting of shareholders held on 2 July 2003. The US GAAP rules require that companies take into account events occurred or changes of assumption decided after the approval of accounts, if they are material and give additional information on an existing situation at the date of closing.

ALSTOM has identified at the end of July 2003, on the basis of project reviews updated at this date, an increase in costs to complete certain contracts in the Transport Sector for € 56 million after tax effect. This increase due to additional information related to an existing situation at closing date, had to be taken into account in the 20-F.

According to Securities and Exchange Commission rules, this increase of costs to complete these contracts was taken into account through a modification of primary accounts, as disclosed in the 20-F.

As stipulated in French law, this change in assumption of costs to complete certain contracts subsequent to the General Meeting which approved the annual consolidated financial statements filed with the Tribunal de Commerce, affected the net loss published under French GAAP for the half-year ended 30 September 2003.

A) Items affecting net income (loss) and shareholders’ equity

(a) Business combinations – Acquisition of ABB ALSTOM Power – “Power”

As described in Note 7, the Group finalized its acquisition of ABB’s 50% shareholding in ABB ALSTOM Power (re-named the “Power” Sector) on 11 May 2000. Up to that date, the Group consolidated by the proportionate consolidation method its 50% share in Power under French GAAP. From 11 May 2000 the results of Power are fully consolidated in French GAAP. Under US GAAP, Power would have been accounted for as an equity method investment until 11 May 2000, at which time full consolidation would begin.

March 2001 purchase accounting

For the year ended 31 March 2001, the Group recorded various adjustments under French GAAP in connection with its acquisition of ABB’s 50% shareholding in Power and the related purchase price allocation. These adjustments reflected the Group’s estimate of the fair value of the assets and liabilities acquired and, under French GAAP, such adjustments were recorded as part of the purchase price allocation process and created additional goodwill to be amortized in future years.

Under US GAAP, certain of these adjustments did not meet the criteria for recognition as purchase price allocation adjustments. The Group identified the period in which events or changes in conditions occurred that resulted in a different estimation of the value of certain assets and liabilities.

Specifically, the Group determined whether the income statement charges to be recorded existed before or after the 11 May 2000 acquisition date. Income statement adjustments recorded prior to 11 May 2000 are reflected in the consolidated financial statements for the year ended 31 March 2001 based on the Group’s previously existing 50% equity interest in Power. Adjustments in respect of the period after 11 May 2000 are recorded in the Group’s income statement based on its 100% shareholding in Power.

During the year ended 31 March 2001, and following the consolidation of ABB ALSTOM Power (AAP) starting 11 May 2000, the Group has reversed, under U.S. GAAP, purchase accounting entries that were recognized as such under French GAAP. As a consequence, the Group has recorded an additional charge to the income statement of € 1,497 million under U.S. GAAP that was essentially made up of the following:

Contract provisions

At 31 March 2001 the preliminary purchase price allocation recorded under French GAAP included accruals for € 1,276 million on contract provisions mainly on but not limited to GT24/GT26 gas and steam turbines issues. Under U.S. GAAP, the amount of any necessary adjustments is reported in the period in which the trends, events or changes in operations and conditions occurred. A valuation and estimation of the performance issues and associated performance penalties, warranty and contract liability costs related to those contracts was already previously made by AAP and reflected in the AAP financial statements prior to the acquisition date of the remaining 50 % of AAP.

The contract provisions recorded at both 31 December 1999 and 31 March 2000 (pre acquisition dates) reflected in accordance with SOP 81-1, Accounting for Performance of Construction-types and certain production-types contracts the best estimate of the liability based on the information available at that time.

In July 2000, subsequent to the 11 May 2000 acquisition of ABB’s 50% stake in AAP, further performance issues with contracts (mainly GT24/GT26) arose following scheduled inspections on some machines. Under U.S. GAAP an adjustment to the provision of contract losses is required to be recognized in the period in which the loss becomes evident pursuant to SOP 81-1. Therefore, the additional contract provisions recorded to reflect the estimated costs that will be incurred are considered a change in estimate subsequent to the 11 May 2000 acquisition date.

Under U.S. GAAP this change in estimate is recorded in the period of the change and therefore the € 1,276 million is recorded as a charge in the income statement in the year ended 31 March 2001.

Write down of certain assets

As of 31 March 2000, AAP recorded assets of certain pre-contract costs that were capitalized under U.S. GAAP pursuant to SOP 81-1. During the 12-month period ended 31 March 2001 the Group concluded such costs were no longer probable of recovery. Under U.S. GAAP the write off of these pre-contract costs has been charged to the income statement in the 12-month period ended 31 March 2001 for an amount of € 13 million. In addition, certain assets including property and equipment and inventories that were written off in French GAAP, hence increasing goodwill, were expensed for an amount of € 101 million under U.S. GAAP as they were not following the provisions of SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.

Adjustments to the value of financial instruments

During the year ended 31 March 2001 contracts in foreign currency signed before July 1999 and contributed by ABB to AAP were cancelled. Such event required that foreign exchange derivatives, which formerly served as hedges of these contractual arrangements be recorded at their market value. For U.S. GAAP, the Group has recorded a charge to income of € 68 million reflecting the change in market value of these instruments.

March 2002 purchase accounting

Pursuant to French GAAP requirements, the Group finalized the purchase price allocation of Power prior to 31March 2002, the end of the first fiscal year subsequent to the 11 May 2000 acquisition period.

Under US GAAP, the allocation period defined as being the period required to identify and quantify the assets acquired and the liabilities assumed should usually not exceed one year from the consummation of the business combination. For US GAAP purposes, the purchase price allocation was finalized prior to 11 May 2001 and additional liability adjustments made after with respect to the French GAAP allocation period are recorded in the Group’s income statement.

During the year ended 31 March 2002, the Group has recorded an additional charge to the income statement of €453 million under US GAAP made up of accruals on contracts (€ 389 million) and other costs which were not considered to be liabilities under US GAAP at 31 March 2001 (€ 64 million). For purposes of French GAAP these liabilities were included as a component of the cost of acquisition and charged against goodwill as part of the purchase price allocation at 31 March 2002 and 31 March 2001, respectively. In addition, the Group has reversed a portion of the valuation allowance on deferred tax assets following the implementation of tax planning strategies in Switzerland (€ 103 million).

In addition, US GAAP adjustments result in a reduction in goodwill amortization charged for the year ended 31March 2001 and 2002 of € 62 million and € 87 million, respectively.

In the year ended 31 March 2001, the above described adjustments reduce operating income (loss) by €1,435million. In the year ended 31 March 2002, the operating income (loss) is reduced by € 366 million and deferred tax income increased by € 103 million.

At 31 March 2001, the above described adjustments reduce goodwill, net by € 1,321 million, deferred tax assets by € 21 million, shareholders’ equity by € 1,277 million (net of € 158 million positive tax effect) and provisions for risks and charges by € 65 million.

At 31 March 2002, the above described adjustments reduce goodwill, net by € 1,419 million and shareholders’ equity by € 1,419 million (net of € 279 million positive tax effect).

(b) Impairment

Impairment of goodwill

In the Group’s consolidated financial statements prepared under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

Under US GAAP, the Group has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of 31 March 2002 was not required in order to conform to the new criteria in SFAS 141, Business Combinations.

Beginning 1 April 2002, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. As a result, goodwill is no longer amortized. Instead the Group periodically evaluate goodwill for recoverability.

Goodwill is also evaluated whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flows. Upon adoption, the Group established reporting units based on its current reporting structure. Goodwill was assigned to the reporting units, as well as other assets and liabilities, to the extent that they relate to the reporting unit. The first step of the goodwill impairment test was completed on adoption and as at 31 March 2003, the annual testing date, the Group has determined that no potential goodwill impairment exists. As a result, the Group did not recognize transitional impairment loss in fiscal year 2003 in connection with the adoption of SFAS 142.

The goodwill impairment test is based on fair value and performed at reporting unit level which is either operating segments (Sectors) or one level below (Businesses).

Other intangible assets recorded by the Group have a finite useful life.

The first application of SFAS 142 for the year-ended 31 March 2003 was to increase net income (loss) as a result of non amortization of goodwill by € 284 million.

Impairment of long-lived assets (other than Goodwill)

Under US GAAP, the Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. At 31 March 2002, as described in Note 33(A) (m) the Group has recorded an impairment under US GAAP related to the Cruiseinvest Cruise ships.

(c) Restructuring

Until 31 December 2002, the Group accounted for the restructuring liabilities when restructuring programs have been finalized and approved by management and have been announced before the closing date. With this respect, the Group applies EITF 94-3, EITF 95-3, SFAS 88 and SFAS 112 for the purposes of preparing the US GAAP reconciliation.

Starting 1 January 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

The table below reconciles the restructuring expense as determined under French and US GAAP, before tax effects.

	Year ended 31 March
	2001	2002	2003
	(in € million)
French GAAP income statement expense (Note 4)	80	227	268
Adjustments required for US GAAP purposes:
New plan provisions and adjustments to prior year estimates(1)	158	15	4
Costs charged against goodwill under French GAAP(2)	112	64	11
Impact on income of US GAAP restatement (before goodwill amortization)	270	79	15

US GAAP income statement expense (before goodwill amortization)*	350	306	283

Impact on goodwill amortization(2)	(11)	(9)	–

US GAAP income statement expense	339	297	283

*	of which impact of the discontinued operations is € 69 million, € 85 million and € 91 million for the years-ended 31 March 2001, 2002 and 2003, respectively.

(1)(2) Note references are to the notes to the table below.

The table below details the pre-tax impact of restructuring adjustments on shareholders’ equity pursuant to US GAAP.

	At 31 March
	2001	2002	2003
	(in € million)
Provisions per US GAAP	186	163	138
Provisions per French GAAP (Note 18)	285	178	138

Difference between U.S. and French GAAP provisions	99	15	–
Restructuring costs charged against goodwill under French GAAP and which do not qualify under EITF 95-3(2)	(70)	(11)	–

Cumulative adjustment on new plan provisions and adjustment on prior estimates(1)	29	4	–
Cumulative costs originally charged against goodwill (French GAAP) and subsequently expensed under US GAAP(2)	(245)	(309)	(320)
Effect of deconsolidation of Contracting and GTRM(3)	–	39	39
Cumulative goodwill amortization(2)	36	45	45
Cumulative translation adjustment	4	4	4
Minority interests	(10)	–	–

Impact on shareholders’ equity of US GAAP restructuring restatement	(186)	(217)	(232)

(1)	Prior to 31 March 2001, under French GAAP, the Group recorded restructuring liabilities during the period when decisions have been approved by the appropriate level of management. Since 1 April 2001, under French GAAP, as disclosed in Note 2(w), the Group records a restructuring liability during the period when the plan is finalized, approved by management and announced before the closing of the financial statements. Under US GAAP, until 31 December 2002, the Group has applied the SFAS 112, “Employer’s Accounting for Post Employment Benefits” and Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”) in accounting for its employee redundancy and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and timely notification to the employees who are to be made redundant. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing creates a timing difference between (i) the recording of provisions of French GAAP charges to the extent that such provisions are not accrued for US GAAP purposes, (ii)restructuring charges accrued under US GAAP that were expensed for French GAAP purposes in a prior period, and (iii) changes in estimates on prior year French GAAP provisions that did not qualify for accrual under US GAAP. Starting 1 January 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.
(2)	For the purpose of the US GAAP reconciliation, the Group has applied EITF No. 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination in accounting for restructuring costs associated with businesses it has acquired. As discussed in (1)above, the requirements for recording restructuring costs and liabilities are more strict under US GAAP. Therefore, certain restructuring provisions included in the purchase price allocation related to businesses acquired under French GAAP are not accruable under US GAAP, generating a difference in goodwill and liabilities assumed for restructuring costs charged against goodwill under French GAAP. Certain restructuring charges originally charged against goodwill under French GAAP are subsequently expensed under US GAAP once the US GAAP criteria have been satisfied for recording the costs. Furthermore, a reduction in goodwill amortization results from the US GAAP treatment until 31 March 2002.
(3)	During the fiscal year ended 31 March 2002 the Group disposed of its Contracting Sector and GTRM. At the time of the acquisition, the goodwill computed differed by € 39 million between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 Recognition of Liabilities in Connection With a Purchase Business Combination resulting from the lower goodwill under US GAAP. In the year end 31 March 2002 the counterparty effect is an increase of the capital gain of € 39 million as reported in Note 33 (n).

US GAAP additional restructuring disclosures are presented in Note 33 (D) (d).

(d) Pension, termination and post-retirement benefits – defined benefit plans

The Group determines its costs and accruals in accordance with actuarial techniques compliant with the methodology stated by SFAS 87, Employers Accounting for Pensions and SFAS 106, Employers Accounting for Post Retirement Benefits Other Than Pensions. Minimum liability adjustments (“MLA”) are not recognized in the Group’s financial statements as under French GAAP the recognition of these adjustments is not required.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets are the following:

	At 31 March
	2001	2002	2003
	(in € million)
Projected benefit obligation	964	1,378	3,211
Accumulated benefit obligation	850	1,291	3,070
Fair value of plan assets	109	536	1,934

Amounts recognized in the balance sheets:

In accordance with SFAS 87, a minimum liability corresponding to the unfunded Accumulated Benefit Obligation (Accumulated Benefit Obligation – Fair Value of Plan Assets) should be recognized in the balance sheet.

Recognition of an additional minimum liability is required if an unfunded Accumulated Benefit Obligation exists and:

–	an asset has been recognised as prepaid pension cost, or,
–	the liability already recognized is less than the unfunded Accumulated Benefit Obligation.

The counterparties of this recognition are :

–	Intangible assets to the extent of the unrecognized prior service cost,
–	The reduction of equity, net of any tax benefits.

The total net position thus recognised in the balance sheet in respect of pensions corresponds to the difference between the Group’s discounted obligation (with no salary increase) and the fair value of plan assets.

The amounts recorded for at 31 March 2001, 2002 and 2003 in the accompanying balance sheets can be compared with balances determined under US GAAP as follows:

Amounts recorded in the balance sheet

	Pension benefits			Other benefits			Total

	At 31 March			At 31 March			At 31 March

	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(in € million)
Accrued benefit liability (including MLA)	(899)	(980)	(1,602)	(203)	(208)	(168)	(1,102)	(1,188)	(1,770)
Prepaid benefit cost	416	469	397	–	–	–	416	469	397

Net amount recorded under US GAAP	(483)	(511)	(1,205)	(203)	(208)	(168)	(686)	(719)	(1,373)

• impact of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under regulation local	25	–	–	–		–	25	–	–
• Minimum Liability Adjustment	49	194	798	–		–	49	194	798

Net amount recorded in consolidated Financial statements	(409)	(317)	(407)	(203)	(208)	(168)	(612)	(525)	(575)

• Accrued	(855)	(786)	(804)	(203)	(208)	(168)	(1,058)	(994)	(972)
• Prepaid	446	469	397	–	–	–	446	469	397

Regarding the other benefit plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in € million)
Effect on total of service and interest cost components	0.06	(0.05)
Effect on the post retirement benefit obligation	0.75	(0.64)

(e) Short term investments

The Group holds various debt and equity securities and deposits, which are classified on the balance sheet as short-term investments available for sale. These investments are carried at the lower of cost or fair value. French GAAP does not permit upward adjustments to the value of these investments to reflect their fair value. Under US GAAP, these investments are measured at fair value, with unrealized gains and losses net of tax effects excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income).

(f) Asset revaluations

At the formation of GEC ALSTHOM N.V. in 1989, certain businesses contributed by its shareholders were revalued and restated to amounts different than the historical carrying values used by the shareholders. Under US GAAP, the values of such contributed businesses is recorded by the Group at the shareholders’ historical value.

Under French GAAP, assets can be revalued periodically and carried at fair value subsequent to initial recognition. Revaluation increases are credited directly to equity as revaluation surpluses. Under US GAAP, assets are recorded at historical cost and are not revalued unless acquired in a purchase business combination.

At 31 March 2001, this difference decreases land by € 115 million, buildings, net by € 76 million, increases goodwill, net by € 19 million and decreases shareholders’ equity by € 172 million.

At 31 March 2002, this difference decreases land by € 91 million, buildings, net by € 72 million, increases goodwill, net by € 17 million and decreases shareholders’ equity by € 146 million.

At 31 March 2003, this difference decreases land by € 39 million, buildings, net by € 53 million, increases goodwill, net by € 17 million and decreases shareholders’ equity by € 75 million.

The impact of the change in asset values results in an adjustment of amortization/depreciation expense between French GAAP and US GAAP. Additionally the difference in the carrying value of assets favorably impacts the amount of gain or loss on sales/disposals of assets under US GAAP.

The impact on operating income (loss) is € 3 million, € 26 million and € 71 million for the years ended 31 March 2001, 2002 and 2003 respectively.

(g) Capital and sales type leases

The Group has assets financed through capital leases and sells through sales-type lease arrangements. The Group accounts for payments made or received under these contracts as expenses or revenues. The related commitments are presented as off-balance sheet items. Under US GAAP, assets financed through capital leases are capitalized and the related financing is presented as debt on the balance sheet; for sales-type leases, the selling price of the product is recorded in revenues and the rentals to be received are recorded as net investment in sales type leases, net of the related unearned income. This presentation increases property, plant and equipment by € 54 million, €112 million and € 206 million; net investment in sales type leases by € 754 million, € 757 million and € 667 million; financial debt by € 809 million, € 876 million and € 877 million and decreases shareholders’ equity by€ 1 million, € 7 million and € 3 million at 31 March 2001, 2002 and 2003, respectively.

In the year ended 31 March 2001, 2002 and 2003, it increases operating income (loss) by € 8 million, €12million and € 13 million, respectively, and decreases financial income (expense) by € 8 million, € 18 million and € 10 million, respectively.

(h) Derivative instruments and hedging activities

On 1 April 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133. These statements significantly differ from French GAAP, as they require the Group to recognize all derivatives, other than certain derivatives indexed to the Group’s own stock, on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Formal documentation designating the relationship between the hedging instrument and the hedged underlying transaction must be in place at inception, and hedge effectiveness must be reassessed regularly.

Foreign currency risk

The Group uses derivative instruments to reduce its exposure to the effects of currency fluctuations. There must be a relationship between the hedging instrument and the hedged underlying transaction. The change in the fair value of the hedged item attributable to the hedged foreign currency risk is recorded to offset the mark to market of the derivative hedging instrument designated and qualifying as a fair value hedging instrument. Changes in the derivative’s fair value and related change in fair value of the hedged item are recognized in the income statement as a fair value hedge. Derivative instruments used to cover commercial bids are economic hedges but do not qualify for hedge accounting because the realization of the forecasted transactions are not considered individually sufficiently probable. As a result, the change in fair value of the derivative is recorded through income.

Interest rate risk

Derivative instruments are used to reduce exposure to interest rate fluctuations. Derivative instruments used to cover debt (interest rate swaps, cross currency swaps) are economic hedges but they do not all qualify for hedge accounting. Therefore the change in fair value of the derivative instrument which is recognized in earnings is only partly offset by the change in fair value of the covered items.

The effect on net income of the first application of SFAS 133 as of 31 March 2001 is € 37 million. In the year ended 31 March 2002, it results in a decrease by € 20 million of operating income (expense) and a decrease of financial income (expense) of € 6 million. In the year ended 31 March 2003, it results in an increase by €73million of operating income (expense) and an increase by € 26 million of financial income (expense).

(i) Stock based compensation

Employee stock purchase plan

During the year ended 31 March 2001, under an employee stock purchase plan, the Group issued shares reserved to its employees and 1,689,056 shares were subscribed. These shares were offered to substantially all employees at a discount to the market price. French GAAP does not require the recording of compensation expense for stock based compensation.

APB 25 “Accounting for Stock Issued to Employees” requires the recognition of compensation expense on non compensatory employee stock purchase plans where common stock of the Group is offered to employees at a discount greater than would be reasonable in an offer of stock to shareholders or others.

For purposes of US GAAP, the Group recorded additional compensation expense of € 15 million for the year-ended 31 March 2001 not affecting the shareholders’ equity reconciliation.

Stock option plans

As mentioned in Note 30, the Group granted stock options during the years ended 31 March 2000, 2002 and 2003 to certain employees. Under French GAAP, such stock option plans are not compensatory.

Under US GAAP, the options awarded in the 24 July 2001 plan (n° 3), the 8 January 2002 plan (n° 5) and the 7 January 2003 plan (n°6) are considered fixed compensatory plans. All stock options plans are accounted for according to APB No. 25 “Accounting for Stock Issued to Employees” using the intrinsic value method to measure compensation expense associated with grants of stock options to employees.

Accordingly, as either (i) the performance conditions of respectively the April 1999 and 24 July 2001 plans have not been met at 31 March 2001, 2002 and 2003 or (ii) the stock options granted during the year ended 31 March 2001, 2002 and 2003 were granted with no discount, no compensation cost has been recognized in the years then ended.

(j) Start-up costs

Start-up costs capitalized by the Group under French GAAP and expensed under US GAAP pursuant to SOP 98-5, Reporting of the Costs of Start-Up Activities amounted to € 39 million, € 41 million and € 21 million at 31 March 2001, 2002 and 2003, respectively. The impact of the change in assets values results in an adjustment to amortization expense between French GAAP and US GAAP.

The resulting impact of the above adjustments is a decrease by € 30 million and € 2 million and an increase by €16 million of operating income (loss) for the years-ended 31 March 2001, 2002 and 2003, respectively. The increase in fiscal year 2003 results from the fact that certain start up costs previously capitalized were expensed under French GAAP during the period.

(k) ALSTOM Ferroviaria 49% minority interests

As disclosed in Note 7, in connection with the acquisition of 51% of Fiat Ferroviaria (now renamed ALSTOM Ferroviaria) in October 2000, the Group and FIAT entered into a put and call agreement on the remaining 49% interest in this company. Under French GAAP, the Group recorded the acquisition of the 51% of ALSTOM Ferroviaria and reported minority interests for the remaining 49%. Under U.S GAAP, as the exercise price and other terms of the options were already determined and essentially similar, the Group was required to report a 100% acquisition of ALSTOM Ferroviaria together with a financing of the 49% not yet legally acquired.

On 16 April 2002, the put option requiring the Group to purchase the remaining 49 % of the capital was exercised by Fiat Spa for an amount of € 154 million resulting in an increase of goodwill of € 158 million under French GAAP.

At 31 March 2001, this difference increases goodwill, net by € 100 million, decreases shareholders equity by €2 million, decreases minority interests by € 44 million and increases financial debt by € 146 million.

At 31 March 2002, this difference increases goodwill, net by € 152 million, decreases shareholders equity by €5 million, increases minority interests by € 3 million and increases financial debt by € 154 million.

At 31 March 2003, this difference decreases goodwill, net by € 5 million and decreases shareholders equity by €5 million.

The impact on net income was € (2) million and € (3) million for the years-ended 31 March 2001 and 2002, respectively.

(l) Other differences

Under a put and call agreement two ships sold to a customer may be returned to the Group to be resold. Under French GAAP, the margin on the sale is recognized on a percentage of completion basis. Under US GAAP, the sale and the cost of sale have been deferred until the expiration of the option for an amount of € 163 million and € 161 million, respectively.

The Group entered into an agreement to sell land to third parties in several steps in the year ended 31 March 1999. Under French GAAP, this sale is recognized in income at the signature of the contract. Under US GAAP, such a sale is recognized only when certain sale recognition criteria are met. Consequently a net gain on the sale was not recognized at the time of sale. During the years ended 31 March 2001, 2002 the net gain has been recognized for an amount of € 16 million, € 1 million respectively as the required criteria were satisfied.

Under French GAAP, the Group recorded during the year ended March 31,1999 a liability against shareholders’ equity for a potential tax risk related to the reorganization that occurred prior to the initial public offering. The risk of loss was and is considered reasonably possible of occurrence and therefore, under US GAAP, pursuant to SFAS 5, Accounting for Contingencies, only disclosure of the contingent liability is appropriate

(m) Basis of consolidation – Controlled entities and investees

Special purpose entities

Certain special purpose leasing entities have not been consolidated under French GAAP (see Note 25 (a)) because the Group owns no shares in such entities. Under US GAAP, these entities are consolidated because the Group retains some of the risks and rewards of ownership.

The Cruiseinvest structure of which the main assets are six cruise ships has not been consolidated under French GAAP as the Group owns no shares in such structure. As the Group is one of the primary beneficiaries, this special purpose entity is consolidated under US GAAP (see Note 25 (b)).

Under US GAAP, the carrying value of the ships has been impaired pursuant to SFAS 144 at 31 March 2002 for an amount of 126 million US dollars (€ 144 million at 31 March 2002 and € 115 million at 31 March 2003). This loss is compensated by the reversal, due to Cruiseinvest consolidation under US GAAP of vendor financing provision recorded under French GAAP to cover Group’s share of Cruiseinvest exposure.

At 31 March 2002, the additional US GAAP net losses of € 19 million resulting from the Cruiseinvest consolidation are allocated to the Group. At 31 March 2003, out of the total cumulated net losses of € 54 million resulting from the Cruiseinvest consolidation, € 15 million are allocated to the Group and € 39 million to minority interests.

Losses incurred as of 31 March 2002 and 2003, respectively including impairment losses related to ships pursuant to application of SFAS 144 have been allocated between the Group and other minority interests in Cruiseinvest consistent with the amounts that the Group is exposed to, based on existing guarantees and its current investment.

For the year ended 31 March 2001, 2002 and 2003 the consolidation of the special purpose leasing entities mentioned above and Cruiseinvest results in the following adjustments to Consolidated balance sheets line items:

	At 31 March
	2001	2002	2003
	(in € million)
Other fixed assets, net	(126)	(377)	(365)
Cruise ships, net	–	872	791
Net investment in sales type leases	1,663	923	770
Other accounts receivables	103	79	57

Total assets adjustments	1,640	1,497	1,253

Shareholder’s equity	–	(19)	(15)
Minority interests	–	–	(39)
Provisions for risks and charges	–	(144)	(140)
Financial debt	1,640	1,660	1,444
Other payables	–	–	3

Total liabilities adjustments	1,640	1,497	1,253

The consolidation of the special purpose entities mentioned above reduces the total vendor financing exposure disclosed in Note 27 (a) (2) by € 218 million, € 826 million and € 719 million at 31 March 2001, 2002 and 2003, respectively.

Other entities

For the year ended 31 March 2001, with no significant effect on net income, total assets and shareholders’ equity, the Group has accounted for, for practical reasons, certain controlled entities using the equity method, has not consolidated certain controlled entities and has accounted for certain entities over which it exercises significant influence (but not control) at cost.

For the year ended 31 March 2002, with no significant effect on net income, total assets and shareholders’ equity, the Group has accounted for, for practical reasons, certain entities over which it exercises significant influence (but no control) at cost.

Under US GAAP, entities over which significant influence is exercised are accounted for using the equity method.

(n) Capital gain on disposed activities

During the fiscal year ended 31 March 2002 the Group disposed of its Contracting Sector and GTRM. At the time of the acquisition, the goodwill computed differed between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 “Recognition of Liabilities in Connection With a Purchase Business Combination” resulting in a reduced goodwill under US GAAP. Accordingly, the recorded capital gain is increased by € 39 million as a result of the lower cost basis of the Contracting Sector and GTRM under US GAAP (see Note 33 (A) (c)).

(o) Sale and lease-back accounting

During the fiscal year ended 31 March 2003 the Group disposed of part of its real estate portfolio.

These premises were leased back over periods of up to 15 years. Under French GAAP a capital gain of € 59 million was recorded. Under US GAAP, the lower carrying value of these assets due to the reversal of the 1989 revaluation (see Note 33 (A) (f)) increased the capital gain by € 50 million.

Under US GAAP, these lease back transactions were substantially all classified as capital leases and the resulting capital gain amortized over the lease term. In the year ended 31 March 2003, the US GAAP capital gain was deferred for an amount of € 106 million.

(p) Creation of jointly controlled business

The creation of the AAP joint venture in July 1999 was made on the basis of historical book values in the financial statements of the Group. However, the difference in the historical book values and the Group’s investment basis in AAP due to the cash payment by the Group to ABB, led to the recognition of goodwill under French GAAP. Under US GAAP, this difference did not qualify as goodwill because it relates to the creation of a joint venture and not a purchase business combination.

Under US GAAP this difference was allocated to the corresponding underlying assets of the joint venture and amortized over their respective useful lives. In the present case, the amortization period of the underlying assets is estimated at approximately 20 years and consequently does not generate any significant difference between French and US GAAP in the amortization charge for the period.

The reconciliation to US GAAP of net income (loss) and shareholders’ equity for the years ended 31 March 2001, 2002 and 2003 are as follows :

	Year ended 31 March
	2001	2002	2003	2003(*)
	(in € million)			(in millions of US dollars)
Net income (loss) in French GAAP as approved by respective General Meetings	204	(139)	(1,432)	(1,561)
Adjustments booked for 20F purposes filed on 15 October 2003	–	–	(56)	(61)
Net income (loss) adjusted for 20F purposes filed on 15 October 2003	204	(139)	(1,488)	(1,622)
(a) Business combinations	(1,435)	(263)	–	–
(b) Goodwill amortization	–	–	284	310
(c) Restructuring	(259)	(70)	(15)	(16)
(d) Pension, termination and post-retirement benefits	9	–	–	–
(f) Asset revaluations	3	26	71	77
(g) Capital and sales type leases	–	(6)	3	3
(h) Derivative instruments and hedging activities	(24)	11	99	108
(i) Employee stock purchase plan	(15)	–	–	–
(j) Start-up costs	(30)	(2)	16	17
(k) Alstom Ferroviaria minority interests	(2)	(3)	–	–
(l) Other differences	16	1	–	–
(m) Basis of consolidation	–	(19)	(1)	(1)
(n) Capital gain on disposed activities	–	39	–	–
(o) Sale and lease back accounting	–	–	(106)	(116)
Tax effects of the US GAAP adjustments	258	129	(4)	(4)

Net income (loss) according to US GAAP	(1,275)	(296)	(1,141)	(1,244)

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to € 1.00, the Noon Buying Rate on 31 March 2003.

	At 31 March
	2001	2002	2003	2003(*)
	(in € million)			(in millions of US dollars)
Shareholders’ equity in French GAAP as approved by respective General Meetings	2,090	1,752	758	826
Adjustments booked for 20F purposes filed on 15 October 2003	–	–	(51)	(55)
Shareholders’ equity adjusted for 20F purposes filed on 15 October 2003	2,090	1,752	707	771
(a) Business combinations	(1,435)	(1,698)	(1,698)	(1,851)
(b) Goodwill amortization	–	–	284	310
(c) Restructuring	(186)	(217)	(232)	(253)
(d) Pension, termination and post-retirement benefits	(74)	(194)	(798)	(870)
(e) Short term investments	2	2	1	1
(f) Asset revaluation	(172)	(146)	(75)	(82)
(g) Capital and sales type-leases	(1)	(7)	(4)	(4)
(h) Derivative instruments and hedging activities	(45)	(34)	65	71
(j) Start-up costs	(39)	(41)	(21)	(23)
(k) ALSTOM Ferroviaria minority interests	(2)	(5)	(5)	(5)
(l) Other differences	14	13	13	14
(m) Basis of consolidation	–	(19)	(15)	(16)
(o) Sale and lease back accounting	–	–	(106)	(116)
Tax effects of the US GAAP adjustments	268	435	635	692

Shareholders’ equity according to US GAAP	420	(159)	(1,249)	(1,361)

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to € 1.00, the Noon Buying Rate on 31 March 2003.

The reconciliation of US GAAP shareholders’ equity for the years ended 31 March 2001, 2002 and 2003 is as follows :

	At 31 March
	2001	2002	2003	2003(*)
	(in € million)			(in millions of US dollars)
Opening Shareholders’ equity according to US GAAP	1,844	420	(159)	(173)
Net income	(1,275)	(296)	(1,141)	(1,244)
Other comprehensive income
Currency translation adjustments	(41)	(80)	(170)	(185)
Minimum liability adjustment	(36)	(145)	(604)	(658)
Unrealized gain on securities	1	–	(1)	(1)
Tax effect of the above adjustments	12	60	204	222
Dividends paid	(118)	(118)	–	–
Capital increase	33	–	622	678

Closing Shareholders’ equity according to US GAAP	420	(159)	(1,249)	(1,361)

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to €1.00, the Noon Buying Rate on 31 March 2003.

B) Items affecting presentation of Consolidated financial statements

(a) Discontinued operations

Under French GAAP, discontinued operations are recognized only when selling agreements have been signed before the balance sheet date and transfer of control and influence is effective prior to the closing of the books. Discontinued operations have no impact on the presentation of balance sheets and income statements prior to the date of the disposition or abandonment.

Under US GAAP, the disposal of a business segment or component of a business segment requires presentation as discontinued operations from the date certain criteria under SFAS 144, Accounting for the Impairment or disposal of long-lived assets are met, involving a formal commitment to sale at authorized management level and active actions undertaken to effect the disposal plan (without necessarily requiring a binding selling agreement prior to the closing date).

Revenues and expenses of discontinued operations are presented under a separate caption of the income statements retrospectively all over the periods presented and assets and liabilities are segregated from other assets and liabilities on the face of the latest balance sheet presented.

Contracting Sector

On 20 July 2001, the Group’s signed a binding agreement to sell its Contracting Sector to CDC Equity Capital. In the year ended 31 March 2002, the net gain under US GAAP on the disposal of the Contracting Sector was € 145 million (€ 106 million under French GAAP) and included the net income from 1 April 2001 to 30 July 2001.

Transmission and Distribution Sector

Before year ended 31 March 2003, the Group’s management announced as part of its strategy and action plan to sell the Transmission and Distribution Sector. On 25 September 2003, the Group signed a binding agreement to sell its Transmission and Distribution Sector to Areva for proceeds (subject to closing price adjustments) of €950 million. The Power Conversion Business is not included in the agreement.

Industrial Turbine business

Before 31 March 2003, the Group’s management announced its intention to sell the Industrial Turbine businesses. On 26 April 2003, the Group signed a binding agreement to sell its small gas turbines business and medium-sized gas turbines business and industrial steam turbines business in two transactions to Siemens AG. The Industrial Turbine business was integrated in the Power sector.

Expected net proceeds are of €950 million, of which €125 million is held in escrow by Siemens.

The effect of the discontinued operations is to reduce, on a US GAAP basis, assets and liabilities at 31 March 2003 by the amounts presented below:

Assets and liabilities held for sale

At 31 March 2003
(in € million)
Cash and cash equivalents	114
Short term investments	10
Trade and other accounts receivables	1,307
Inventories and contract in progress	1,011
Property plant and equipment, net	505
Goodwill and other intangible assets, net	983
Other assets	172

Assets held for sale	4,102

Trade and other accounts payable	1,402
Customers deposits and advances	390
Other liabilities	580
Financial debt	64
Minority interests	–

Liabilities held for sale	2,436

The effect of the disposal of the Contracting Sector and the decision to dispose of the Transmission and Distribution Sector and the Industrial Turbine business is to reduce, on a US GAAP basis, revenues and expenses for the year end 31 March 2001, 2002 and 2003 by the amounts presented below:

Revenues and expenses

	Year ended 31 March
	2001	2002	2003
	(in € million)
Sales	6,355	5,025	4,322
Of which products	3,246	3,581	3,464
Of which services	3,109	1,444	858
Cost of sales	(5,045)	(3,904)	(3,267)
Of which products	(2,406)	(2,756)	(2,648)
Of which services	(2,639)	(1,148)	(619)
Selling expenses	(435)	(388)	(366)
Research and development expenses	(155)	(162)	(153)
Administrative expenses	(348)	(328)	(257)
Restructuring expenses	(69)	(85)	(91)
Goodwill and intangible assets amortization	(108)	(83)	(11)
Capital gain on disposal of investments	–	–	(2)
Other income (expenses)	(33)	3	(7)

Operating income	162	78	168
Financial income (expense), net	24	(1)	(15)
Income tax	(105)	(38)	(15)
Share in net income (loss) of equity Investments	(1)	–	1
Minority interests	(2)	(2)	(2)

Net income (loss) from discontinued operations	78	37	137

As the disposals of the T&D Sector and the Industrial Turbine businesses are still subject to final adjustment, the final net assets to be disposed of will differ, on a US GAAP basis, from those included in the disclosures presented.

(b) Operating cycle

The Group’s major infrastructure contracting activities are generally performed under fixed-price contracts. The length of such contracts varies but is typically between one and five years. Under US GAAP, a non-classified balance sheet would be shown because the contract-related items in the balance sheet have realization and liquidation periods extending beyond one year.

(c) Contract accounting

Under French GAAP loss provisions are presented under the caption “Provisions”; under US GAAP, loss provisions are deducted from related accumulated cost on the balance sheet.

This presentation reduces contract in progress and provisions for risks and charges by € 113 million, € 306 million and € 185 million at 31 March 2001, 2002 and 2003, respectively.

d) Operating income (loss)

Certain items such as restructuring expenses, pension costs, net gains (losses) on disposal of fixed assets and investments, employees’ profit sharing and other non recurring provisions and costs classified as other income (expense) are classified as part of the operating income (loss) under US GAAP. Additionally, goodwill and intangible assets amortization are also classified as part of the operating expenses.

In addition to US GAAP adjustments affecting operating income (loss) described in Note 33 (A), the above mentioned reclassifications decrease operating income (loss) by € 525 million, € 740 million and € 622 million in the years-ended 31 March 2001, 2002 and 2003, respectively.

e) Redeemable preference shares of a subsidiary

On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of € 205 million. French GAAP requires that redeemable preference shares be presented as long term capital between shareholder’s equity and financial debt in the consolidated balance sheet. Accordingly, the dividend applicable to the preference shareholders was presented on a specific line after Pre-Tax Income (loss) in the consolidated statement of income. For US GAAP, redeemable preference shares of a consolidated subsidiary issued to third parties is reflected as minority interest on the consolidated balance sheet with the related dividends expensed through minority interest on the consolidated statement of income.

The effect of the above difference on the French GAAP consolidated balance sheet was to increase minority interest by € 205 million at 31 March 2001 and 2002, respectively. The result of minority interests were reduced by €14 million in the year-ended 31 March 2002.

As disclosed in Note 22, the July 2002 capital increase triggered the contractual redemption of the preferred shares at 31 March 2006. Consequently, this instrument has been re-classified both in French and US GAAP as long term debt and its related interest has been classified as interest and shown as Net interest income (expense).

f) Consolidated statements of cash flows

Under French GAAP, the consolidated statement of cash flows reconciles the movements in cash, cash equivalents and short-term investments net of movement in financial debt. Under US GAAP, it reconciles the movement in cash and cash equivalents. For the year ended 31 March 2001, 2002 and 2003 it results in the following adjustments to the French GAAP Consolidated statements of cash flows:

	Year ended 31 March
	2001	2002	2003
	(in € million)
Net cash provided by (used in) operating activities	–	–	–
Cash expenditures for acquisition of investments, net of net cash acquired	383	–	–
Cash proceeds from sale of investments, net of net cash sold	–	(60)	112

Adjustment on net cash provided by (used in) investing activities	383	(60)	112

Decrease (increase) in short term investments	(224)	143	20
Increase (decrease) in financial debt (1)	1,052	(266)	(12)

Adjustment on net cash provided by (used in) financing activities	828	(123)	8

Adjustment on net effect of exchange rates and other changes	(29)	152	365

Total adjustment	1,182	(31)	485

Opening adjustment to reconcile net debt with cash and cash equivalents	4,553	5,735	5,704

Closing adjustment to reconcile net debt with cash and cash equivalents	5,735	5,704	6,189

(1)	Including increase of future receivables, net of € 408 million and € 161 million in the year ended 31 March 2001 and 31 March 2002, respectively following the changes in presentation described in Note 2 (a).

C) Summarised US GAAP Consolidated financial statements

(a) Consolidated income statements

	Year ended 31 March
	2001	2002	2003	2003(*)
	(€ million)			(in millions of US dollars)
Sales	18,158	18,428	17,029	18,562
Of which products	14,286	13,960	12,910	14,072
Of which services	3,872	4,468	4,119	4,490
Cost of sales	(16,930)	(16,431)	(16,189)	(17,646)
Of which products	(13,902)	(13,097)	(13,125)	(14,306)
Of which services	(3,028)	(3,334)	(3,064)	(3,340)
Selling expenses	(704)	(690)	(604)	(658)
Research and development expenses	(474)	(413)	(469)	(511)
Administrative expenses	(861)	(896)	(809)	(882)
Restructuring expenses	(282)	(221)	(192)	(209)
Goodwill and intangible assets amortization	(182)	(185)	(56)	(61)
Capital gain (loss) on disposal of investments	(1)	146	(33)	(36)
Other income (expenses)	48	(17)	(44)	(49)

Operating income (loss)(1)	(1,228)	(279)	(1,367)	(1,490)
Financial income (expense), net	(279)	(326)	(251)	(273)
Income tax	189	262	312	340
Share in net income (loss) of equity Investments	(3)	1	2	2
Minority interests	(32)	(28)	26	28

Net income (loss) from continuing operations before cumulative effect of changes in accounting principles	(1,353)	(370)	(1,278)	(1,393)
Cumulative effect of change in accounting for derivative instruments and hedging activities	–	37	–	–
Net income (loss) from discontinued operations(2)	78	37	137	149

Net income (loss)	(1,275)	(296)	(1,141)	(1,244)

(*)	Translated solely for the convenience of the reader at the rate of US dollars 1.09 to €1.00, the Noon Buying Rate on 31 March 2003.
(1)	see Notes 33 (A) (b), (c), (f), (g), (h), (k), (l), (j), (m), (n) and (o) and Notes 33 (B) (a) and (d).
(2)	see Note 33 (B) (a).

(b) Consolidated balance sheets

	At 31 March
	2001	2002(1)	2003	2003(*)
	(in € million)			(in millions of US dollars)
Cash and cash equivalents	2,524	1,905	1,514	1,650
Short term investments	498	333	133	145
Trade and other accounts receivables	9,945	8,111	5,908	6,440
Inventories and contract in progress(2)	5,937	5,287	3,412	3,719
Property plant and equipment, net(3)	2,610	3,567	2,710	2,954
Goodwill and other intangible assets, net(4)	5,035	4,301	3,270	3,564
Other assets(5)	5,057	4,579	4,686	5,108
Assets held for sale(6)	–	–	4,102	4,471

Total assets	31,606	28,083	25,735	28,051

Trade and other accounts payable	10,120	10,137	8,103	8,832
Customers deposits and advances	6,205	4,221	3,151	3,435
Other liabilities(7)	5,762	4,858	4,650	5,068
Financial debt(8)	8,826	8,727	8,588	9,361
Minority interests(9)	273	299	56	61
Liabilities held for sale(6)	–	–	2,436	2,655
Shareholders’ equity:
Common shares	1,292	1,292	1,690	1,842
Paid-in surplus	85	85	309	337
Retained earnings	(844)	(1,258)	(2,399)	(2,615)
Accumulated other comprehensive income	(113)	(278)	(849)	(925)

Total shareholders’ equity	420	(159)	(1,249)	(1,361)

Total liabilities and shareholders’ equity	31,606	28,083	25,735	28,051

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to €1.00, the Noon Buying Rate on 31 March 2003.
(1)	See Note 2(a).
(2)	See Note 33(B)(c).
(3)	See Notes 33(A)(f),(g),(j) and (m).
(4)	See Note 33(D)(a).
(5)	See Notes 33(A)(g) and (m).
(6)	See Note 33(B)(a).
(7)	See Notes 33(A)(d),(m) and (l) and Note 33(B)(c).
(8)	See Note 33(D)(h).
(9)	See Note 33(A)(m).

(c) Earnings Per Share

Under US GAAP, earnings per share are required to be computed in accordance with SFAS 128, Earnings Per Share as set out below:

	Year ended 31 March
	2001	2002	2003
	(in € million except number of shares and per share data)
Numerator
Earnings (loss) from continuing operations	(1,353)	(370)	(1,278)
Earnings (loss) from discontinued operations	78	37	137
Impact of change in accounting principles	–	37	–
Net earnings (loss) US GAAP basis	(1,275)	(296)	(1,141)

Denominator (share amounts)
Weighted average number of shares outstanding – basic and diluted	214,683,686	215,387,459	265,092,257

Basic and diluted earnings per share
Earnings (loss) from continuing operations	(6.30)	(1.71)	(4.82)
Earnings (loss) from discontinued operations	0.36	0.17	0.52
Impact of change in accounting principles	–	0.17	–
Net earnings (loss) per share US GAAP basis	(5.94)	(1.37)	(4.30)

The Group uses Treasury stock method for purposes of determining the number of shares to be issued in conjunction with the Group’s stock incentive plan.

The diluted share base for the twelve months ended 31 March 2003 excludes incremental shares of 57,100 related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the Group’s loss from continuing operations during the year ended 31 March 2003.

D)    Additional US GAAP disclosures

(a)    SFAS 142 disclosures

SFAS 142 requires disclosure of what reported net income and earnings per share before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effect) recognized in those periods related to goodwill that is no longer amortized.

	Year ended 31 March
	2001	2002	2003
	(in € million except per share data)
Net income (loss) according to U.S. GAAP	(1,275)	(296)	(1,141)
Goodwill amortization	235	204	–

Adjusted net income (loss)	(1,040)	(92)	(1,141)

Basic Earnings per share	(5.94)	(1.37)	(4.30)
Goodwill amortization	1.09	0.95	–

Adjusted earnings per share	(4.85)	(0.42)	(4.30)

The changes during fiscal year 2003 in the carrying value of goodwill, net by Sector are presented below:

	Power	T&D	Transport	Marine	Other	Total
	(in € million)
At 1 April 2002	1,971	481	604	2	73	3,131
Goodwill acquired / disposed during the year	(2)	4	–	–	(10)	(8)
Translation adjustment and other changes	51	(15)	(11)	–	(63)	(38)

At 31 March 2003(1)(2)	2,020	470	593	2	–	3,085

(1)	including € 819 million relating to discontinued operations as presented in Note 33 (B) (a).
(2)	see Notes 33 (A) (a) (b) (c) (f) and (k)

Other identifiable intangible assets, net under US GAAP are as follows:

At 31 March 2003
(in € million)
Technology	823
Installed customer base	497
Licensing agreements	34

Gross value	1,354

Accumulated depreciation	(186)

Other intangible assets, net(*)	1,168

(*)	including € 164 million relating to discontinued operations as presented in Note 33 (B) (a).

The amortization expense for the year ended 31 March 2003 is € 67 million including € 11 million relating to discontinued operations and is expected to remain stable for the next five years.

(b) Stock-based compensation

Pursuant to the disclosure provisions of SFAS 123, Accounting for Stock Based Compensation the Group has provided pro forma information, had the Group measured the fair market value of the options at the date of grant.

Had the Group used the fair value method in accordance with SFAS 123 to measure compensation, the Group’s net income (loss) according to US GAAP, basic, and diluted earnings per share for the years ended 31 March 2001, 2002 and 2003 would have been € (1,288) million € (331) million, € (1,173) million and € (6.00), € (1.54), € (4.42) per share (both basic and diluted), respectively. Compensation cost calculated using the fair value method is recognized over the vesting period of each plan.

	Years ended 31 March
	2001	2002	2003
	(in € million except number of shares and per share data)
Net income (loss)
US GAAP	(1,275)	(296)	(1,141)
Pro forma	(1,288)	(331)	(1,173)
Weighted average number of shares outstanding –
Basic and diluted	214,683,686	215,387,459	265,092,257
Pro forma earnings (loss) per share –
Basic and diluted	(6.00)	(1,54)	(4.42)

The fair value of the stock options granted on 22 April 1999, 14 February 2000, 24 July 2001 and 8 January 2002 have been estimated on their respective date of grant using the Monte Carlo option-pricing model or the Black-Scholes option-pricing model. The following characteristics have been used:

	2000 Stock options plans	2002 Stock options plans	2003 Stock options plans
Interest rate	6%	4%	3%
Expected life	7 years	5 years	6 years
Expected volatility	26.5%	52%	81%
Expected dividends	2%	2%	–

The weighted average fair value of options granted during the fiscal year ended 31 March 2003 is € 3.8 per award.

(c) Income taxes

The Group recognizes deferred tax assets on tax losses carried forward and on temporary differences when it is reasonably certain that the asset will be recovered in future years. Under US GAAP, such deferred tax assets are recognized when it is “more likely than not” that the related tax assets will be recovered. The Group does not record certain deferred tax liabilities which are judged to be essentially permanent in nature, until it becomes likely that the liability will be incurred.

Realization is dependent on generating sufficient taxable income in order to recover the deferred tax balances. Management believes it is more likely than not that all of the net deferred tax assets will be realized in subsequent years. The amount of the net deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income in the related taxing jurisdiction are reduced.

Under French GAAP, deferred tax assets are disclosed based on the net estimated recoverable amount. Pursuant to SFAS 109 Accounting for Income Taxes, US GAAP requires the deferred tax assets to be disclosed at the gross amount and reduced by the appropriate valuation allowance. The table below sets forth the gross deferred tax assets and related valuation allowance :

	At 31 March
	2001(1)	2002(1)	2003(1)
	(in € million)
Deferred tax assets	1,594	1,922	2,527
Valuation allowances	(421)	(270)	(280)

Net deferred tax assets(2)	1,173	1,652	2,247

(1)	See Note 2(a).
(2)	including at 31 March 2003, € 150 million relating to discontinued operations as presented in Note 33 (B) (a).

The valuation allowance in each of the three years ended 31 March 2001, 2002 and 2003 relates primarily to tax losses carried forward for which the Group has determined that realization is not more likely than not.

During the year ended 31 March 2001, net deferred tax assets increased by € 546 million mainly due to the 100% consolidation of Power and the recognition of deferred tax assets on temporary differences arising from provisions not deductible.

During the year ended 31 March 2002, net deferred tax assets increased by € 479 million due to both the increase in recognized taxable losses and the reduction of valuation allowances arising from the adoption of a tax plan to utilize losses against which provisions had previously been made.

During the year ended 31 March 2003, net deferred tax assets increased by € 595 million mainly due to the recognition of deferred tax income associated with exceptional provisions recorded during the period and the recognition of deferred tax assets related to the variation of pension minimum liability adjustment (MLA) recorded in fiscal year 2003.

(d) Restructuring

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2001. All amounts are expressed in € million, unless otherwise stated:

	At 31 March 2000	Current year expense, net	Charged to cost and expensed	Recognition (Removal) upon business combination		At 31 March 2001
	(In € million)
– Employee termination benefits	126	65	(251)	178		118
– Other costs	–	103	(103)	–		–
Power	126	168	(354)	178	(*)	118
– Employee termination benefits	65	62	(89)	–		38
– Other costs	15	–	(6)	–		9
T&D(***)	80	62	(95)	–		47
– Employee termination benefits	9	38	(44)	–		3
– Other costs	3	45	(47)	–		1
Transport	12	83	(91)	–		4
– Employee termination benefits	43	37	(64)	–		16
– Other costs	1	–	–	–		1
Others	44	37	(64)	–		17

US GAAP provisions	262	350	(604)	178		186	(**)

(*)	Mainly resulting from the consolidation of second 50 % of Power, corresponding approximately to 3,500 employees.
(**)	Including € 46 million of termination benefits and other costs related to exit plans.
(***)	Including Power Conversion integrated in T&D since 1st April 2002.

During the year ended 31 March 2001 restructuring provisions of approximately € 350 million (net of changes in estimates on prior period plans of € 20 million), related to approximately 6,000 employees were recorded. Such restructuring costs related primarily to operations in France, Germany, the United Kingdom and included the following major actions by sector:

Year ended 31 March 2001
(In € million)
Power	168
Rationalization of the production capacity following the creation of the ABB ALSTOM Power joint venture. The rationalization consisted primarily of the elimination of over capacity and duplication of activities among businesses contributed to the JV. Costs that did not qualify under EITF 94-3 to be accrued for in 2000 were expensed when incurred during the year ended March 31, 2001, or accrued for if they met the EITF 94-3 criteria at that time.
T&D	62
Various downsizing plans in France, Germany and the UK to ensure continuing competitiveness.
Transport	83
Downsizing resulting from the current market conditions that led to the reduction of production capacity. Restructuring expenses that were incurred during fiscal year 2001 related to 31 sites.
Others	37

Restructuring expense	350

During the year ended 31 March 2001, cash expenditures were approximately € 554 million (excluding abandonment of assets), which included payments for approximately 10,600 employees that are mainly related to the termination benefits accrued during fiscal year ended 31 March 2000 and that has been consolidated since 11 May 2000 following the acquisition of the remaining 50 % of AAP.

At 31 March 2001 restructuring provisions for redundancy costs were € 186 million and corresponded to approximately 2,900 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2001, voluntary termination benefits accrued for were approximately € 10 million.

The € 186 million restructuring provisions determined in accordance with US GAAP at 31 March 2001 can be analyzed, as follows:

Number of Employees
Power (on a 100 % basis)	2,000
T&D	750
Transport	30
Other	120

2,900

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2001 are expected to be approximately the following percentages, 70%, 30% for the years ending 31 March 2002 and 2003, respectively.

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2002. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2001	Current year expense, net	Charged to cost and expensed	Recognition (Removal) upon business combination	Currency translation adjustments and others(*)	At 31 March 2002
	(in € million)
– Employee termination benefits	118	40	(110)	–	15	63
– Other costs	–	75	(76)	–	1	–
Power	118	115	(186)	–	16	63
– Employee termination benefits	38	107	(76)	3	2	74
– Other costs	9	–	(4)	–	–	5
T&D(***)	47	107	(80)	3	2	79
– Employee termination benefits	3	42	(41)	–	1	5
– Other costs	1	9	(9)	–	–	1
Transport	4	51	(50)	–	1	6
– Employee termination benefits	16	33	(28)	(10)	3	14
– Other costs	1	–	–	–	–	1
Others	17	33	(28)	(10)	3	15

US GAAP provisions	186	306	(344)	(7)	22	163	(**)

(*)	Other movement includes € 15 million related to reclassification of contract provision to restructuring
(**)	including € 16 million of termination benefits and other costs related to exit plans
(***)	including Power Conversion integrated in T&D since 1st April 2002

During the year ended 31 March 2002, restructuring provisions of approximately € 306 million, relating to approximately 3,800 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom and included the following major actions by sector:

Year ended 31 March 2002
(In € million)
Power	115
Rationalization of the production capacity following the creation of the ABB ALSTOM Power joint venture. The rationalization consisted primarily of the elimination of over capacity and duplication of activities among businesses contributed to the JV. Costs that did not qualify under EITF 94-3 to be accrued for in 2000 and 2001 were expensed when incurred during the year ended March 31, 2002, or accrued for if they met the EITF 94-3 criterion at that time. Accrued expenses that did not meet the provisions of EITF 95-3 were recorded as expenses when incurred. The restructuring charges expensed during fiscal year 2002 related to 79 plans.

T&D	107
Various downsizing plans in France, Germany and the UK to ensure continuing competitiveness.
Rationalization and downsizing of Alstom Power Conversion structure in Europe.

Transport	51
Downsizing resulting from the current market conditions that led to the reduction of production capacity included restructuring expenses that were incurred during fiscal year 2002 related to 35 sites, principally in France and the UK.

Marine	23
Restructuring expense incurred were mainly for voluntary termination benefits offered to and accepted by 201 employees in France.

Others	10

Restructuring expense	306

During the year ended 31 March 2002, cash expenditures were approximately € 341 million which included payments for approximately 4,600 employees.

At 31 March 2002 restructuring provisions for redundancy costs were € 163 million and corresponded to approximately 2,100 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2002, voluntary termination benefits accrued for were approximately € 50 million.

The € 163 million restructuring provisions determined in accordance with US GAAP at 31 March 2002 can be analyzed, as follows:

Number of employees
Power	850
T&D	1,050
Transport	70
Other	130

2,100

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2002 are expected to be approximately the following percentages, 80%, 20% for the years ending March 31, 2003 and 2004, respectively.

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2003. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2002		Current year expense, net	Charged to cost and expensed	Recognition (Removal) upon business combination	Currency translation adjustments and others(*)	At 31 March 2003
	(in € millions)
– Employee termination benefits	63		56	(64)	–	(5)	50
– Other costs	–		42	(44)	–	2	–
Power	63		98	(108)	–	(3)	50
– Employee termination benefits	74		73	(92)	–	(4)	51
– Other costs	5		18	(21)	–	–	2
T&D(***)	79		91	(113)	–	(4)	53
– Employee termination benefits	5		30	(23)	–	(2)	10
– Other costs	1		40	(36)	–	(3)	2
Transport	6		70	(59)	–	(5)	12
– Employee termination benefits	14		14	(6)	–	1	23
– Other costs	1		10	(11)	–	–	–
Others	15		24	(17)	–	1	23

US GAAP provisions	163	(**)	283	(297)	–	(11)	138	(*)

(*)	including at 31 March 2003, € 40 million relating to discontinued operations as presented in Note 33 (B) (a)
(**)	including € 16 million of termination benefits and other costs related to exit plans
(***)	including Power Conversion integrated in T&D from 1st April 2002

During the year ended 31 March 2003, restructuring provisions of approximately € 283 million (net of changes in estimates on prior period plans of € 14 million), relating to approximately 3,900 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom and included the following major actions by sector:

Year ended 31 March 2003
(In € million)
Power	98
Downsizing of Steam business, principally in Belfort, France and in the UK where social plans have been announced. Reorganisation of Hydro and Boiler businesses including shutdown of an activity in Canada and social plans in Nantes, France and Vasteras, Sweden.

T&D	91
Various downsizing plans to ensure continuing competitiveness, including downsizing of Medium Voltage Switchgear and Energy Automation & Information Solutions businesses, principally in France, Germany and the UK.

Transport	70
Reorganisation of Tranport Services business, principally in Canada and the UK.
Downsizing of Intercity business resulting in reduction of production capacity to adapt current market conditions, principally in France and the UK.

Marine	7
Voluntary termination offers accepted by employees in Saint Nazaire, France and closing of Saint Malo site, France.

Others	17

Restructuring expense	283

During the year ended 31 March 2003, cash expenditures were approximately € 290 million which included payments for approximately 3,800 employees.

At 31 March 2003 restructuring provisions for redundancy costs were € 138 million and corresponded to approximately 2,200 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of SFAS 146 and EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2003, voluntary termination benefits accrued for were approximately € 70 million.

The € 138 million restructuring provisions determined in accordance with US GAAP at 31 March 2003 can be analyzed, as follows:

Number of employees
Power	950
T&D	800
Transport	150
Other	300

2,200

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2003 are expected to be approximately the following percentages, 80%, 20% for the years ending March 31, 2004 and 2005, respectively.

(e) Net investment in sales type leases

The Group sells through sales-type lease arrangements and consolidates under US GAAP certain special purpose leasing entities ( see Note 33 (A) (g) and (m)) resulting in the total amount of Net investment described below :

	At 31 March
	2001	2002	2003
	(in € million)
Future Minimum lease payments	3,392	2,431	2,035
Estimated residual values of leased property	570	483	416
Less Unearned Income	(1,545)	(1,234)	(1,014)

Net investment in sales type leases	2,417	1,680	1,437

Maturity of Future minimum lease payments is shown below (in € million):

	At 31 March 2003	1yr	2yr	3yr	4yr	5yr	5yr+
Future minimum lease payments	2,035	145	147	134	130	134	1,345

(f) Power additional disclosures

On 30 June 1999 the Group brought together its Energy sector with the power generation activities of ABB, in a joint company, AAP, in which the Group and ABB each owned 50% and which was under joint control of both shareholders. Net assets were contributed, at historical cost, on 1 July 1999 at which point trading and operations commenced.

On 11 May 2000 the Group acquired ABB’s 50% share in AAP.

The Group’s 50 % share in AAP’s results and cash flows for the period from 1 April 2000 to 10 May 2000 is as follows:

From 1 April 2000 to 10 May 2000
(in € million)
Income statement
Sales	551
Operating Income	13
Net income (loss)	(21)
Cash flow statement
Cash flow from operating activities	(116)
Cash flow from investing activities	3
Cash flow from financing activities	–

The purchase price allocation for the remaining 50% is as follows:

(in € million)
Cash	974
Other current assets	3,149
Contracts-in-progress	913
Fair value of fixed assets	867
Residual goodwill	746
Intangibles	621
Customers deposits and advances	(688)
Other current liabilities	(2,589)
Financial debt	(633)
Accrued liabilities	(2,107)

Purchase price	1,253

(g) Other acquisitions

Besides the acquisition referred to above, the Group completed in the year ended 31 March 2002 the acquisition of five individually not material companies (Bitronics Inc., Ansaldo Coemsa, Railcare, RMK TB Bangalore and Laboratoire Oxman Séraphin). In the year ended 31 March 2001 and for U.S. GAAP purposes the Group completed the acquisition of Fiat Ferroviara.

As a result of these additional acquisitions, € 207 million and € 131 million were added to the Group’s 31 March 2001 and 2002 year ended net revenues, respectively.

At 31 March 2002
(in € million)
Cash	5
Other current assets	42
Contracts-in-progress	20
Fair value of fixed assets, net	57
Residual goodwill	155
Customers’ deposits and advances	(16)
Other current liabilities	(34)
Financial debt	(19)
Accrued liabilities	(135)

Purchase price	75

(h) Financial debt

	At 31 March
	2001	2002	2003
	(in € million)
Redeemable preference shares	–	–	205
Subordinated notes	–	–	250
Bonds	1,200	1,200	1,200
Syndicated loans	200	1,550	2,627
Bilateral loans	633	283	358
Bank overdraft and other facilities(1)	2,765	2,595	1,710
Commercial paper	1,611	455	83
Capital leases(2)	809	876	877
Accrued interest	30	33	50

Total(3)	7,248	6,992	7,360

Future receivables securitized, net	1,578	1,735	1,292

Financial debt	8,826	8,727	8,652

Long-term portion	4,747	6,035	5,834
Short-term portion	4,079	2,692	2,818

(1)	Including the differences between French and U.S. GAAP accounting principles presented in Note 33 (A) (k) (m)
(2)	Including the differences between French and U.S. GAAP accounting principles presented in Note 33 (A) (g).
(3)	Including at 31 March 2003 € 64 million relating to discontinued operations as presented in Note 33 (B) (a).

(i) FIN 45

Starting 1 January 2003, the Group has adopted SFAS 45, Guarantor’s Accounting and Disclosure Requirements for guarantees, Including Indirect Guarantee of Indebtedness of Others. As mentioned in Note 27, the Group provides guarantees related to contracts to banks or surety companies which fall under the scope of FIN 45. For the last quarter of the Group’s fiscal year, the impact of the fair value of these guarantees is not significant.

Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections. The statement updates, clarifies and simplifies existing accounting pronouncements. SFAS 145, among other things, rescinds SFAS 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group will adopt this statement on 1 April 2003. The Group does not anticipate that the adoption of SFAS 145 will have any material impact on the financial statements.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Group applies APB 25 that uses an intrinsic value based approach to measure compensation expense, and has adopted the disclosure provisions of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after 31 January 2003. Public entities with a variable interest in a variable interest entity created before 1 February 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after 15 June 2003. FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003. The Group is currently assessing what the impact of FIN 46 will be on its financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. In addition, most provisions of SFAS 149 are to be applied prospectively.

The Group has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer’s accounting for three types of freestanding financial instruments:

(1)	Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuing company to redeem in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

(2)	Instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts;

(3)	Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after 31 May 2003, and otherwise is effective for the fiscal years ending after 15 June 2003.

The Group has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

1.3.3. Controls and procedures

As described in more detail in Section 1.3.1., we announced that we were conducting an internal review assisted by external lawyers and accountants following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of ALSTOM Transportation Inc. (“ATI”), a US subsidiary of ALSTOM. We also announced that the internal review had identified that losses had been significantly understated in ATI’s accounts, in substantial part due to accounting improprieties. As a result, an additional €73 million charge (after tax net charge of €51 million) was recorded in the Group’s consolidated financial statements approved by the General Shareholders’ Meeting on 2 July 2003.

The Chairman & Chief Executive Officer and the Chief Financial Officer, with the assistance of the Disclosure Committee, have evaluated the effectiveness of disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of 31 March 2003. This evaluation took into account the matters set out above and the reasons therefore, and the results to date of the Group’s internal review. Based on that evaluation, the Chairman & Chief Executive Officer and the Chief Financial Officer concluded that the system and operation of ALSTOM Transportation Inc.’s controls and procedures was unsatisfactory and that improvements should be implemented. As a result of the ATI matter, and in connection with the preparation of the local statutory accounts of ATI and the Consolidated Financial Statements included herein, we (assisted by outside professionals) performed or caused to be performed additional substantive reviews since 30 June 2003. On the basis of these reviews, we believe that these matters did not result in material misstatements in our Consolidated Financial Statements.

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty (especially in relation to large and complex long-term project contracts that are numerous in our businesses) and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established processes.

No changes in our internal control over financial reporting occurred during our fiscal year ended 31 March 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, since 31 March 2003, several changes related to internal controls over financial reporting have been implemented, or are in the course of implementing, including without limitation the following:

•	Reporting lines of the unit finance directors have been revised so that they all now report directly to the financial officers of the relevant business and sectors and ultimately to our Chief Financial Officer.

•	A Corporate Risk Committee, chaired by the Chairman & Chief Executive Officer, has been established in order to strengthen the risk review process. This committee is required to meet on a monthly basis in order to:

–	review risks from major tenders exceeding defined euro amounts or deviating from defined criteria. The tenders reviewed by the Corporate Risk Management executives are required to be approved by either the Chief Executive Officer or an Executive Vice President prior to the bid date;

–	be briefed on the project reviews attended by the Corporate Risk Management Executives during the preceding month; and

–	review the matters reported by the internal audit.

•	Several new checklists have been issued relating to internal controls over financial reporting and disclosure controls and procedures to enable management to monitor unit compliance with corporate policies and instructions.

•	Selective upgrades of accounting personnel are being made.

In addition, in general, our internal controls over financial reporting used to be embedded in a single reporting and accounting manual. The internal controls over financial reporting are being further developed, and have now been set out in a separate Internal Controls Manual.

Further changes to our internal controls and procedures over financial reporting and/or our disclosure controls and procedures may be implemented during the current fiscal year.

1.4.	Table of ALSTOM’s subsidiaries and investments at 31 March 2003

The statutory financial statements of ALSTOM as of 31 March 2003 shown in pages 168 to 178 of the Reference Document are completed by the table of subsidiaries and shareholdings as at 31 March 2003 included in Annexe 4.

2.     Share Capital

2.1. Share Capital

As of 17 November 2003, the share capital of ALSTOM (or the “Company”) amounted to € 352,075,653.75, consisting of 281,660,523 shares with a nominal value of € 1.25 per share. All of the shares are of the same class and are fully paid up.

On 2 July 2003, the Ordinary and Extraordinary General Meeting of Shareholders decided to reduce the share capital, due to losses, by a nominal amount of € 1,337,887,484.25. The share capital was therefore reduced from € 1,689,963,138 to € 352,075,653.75. This reduction in the share capital was implemented through the reduction in the nominal value of shares from € 6 to € 1.25.

The same Ordinary and Extraordinary General Meeting, having established that the Company’s shareholders’ equity had become equivalent to less than half of the share capital, decided not to pronounce the liquidation of the Company by anticipation.

The shares of the Company’s significant subsidiaries are not subject to any pledges.

To the Company’s knowledge, there are no pledges registered on the Company’s securities.

2.2. Authorisations to increase the share capital

The table hereunder summarises the authorisations to increase the share capital together with the authorisation to grant options giving the right to subscribe or to purchase ALSTOM shares valid as of 17 November 2003 :

Authorisations to increase share capital	Maximum nominal amount authorised	Outstanding amount	Duration
Issuance of shares and/or any type of securities which give immediate or future access to ALSTOM shares, with maintenance of preferential subscription rights. (AGM 2 July 2003, resolution n°13)[1]	Capital increase : € 600 million Issuance of debt securities : € 1.5 billion	Total authorised amount	2 September 2005 (26 months as from 2 July 2003)

Issuance of shares and/or other securities giving access to the share capital of ALSTOM, reserved for members of a group savings plan (AGM 2 July 2003 resolution n°14)[2]	€ 32.5 million	€ 32.5 millions	2 September 2005 (26 months as from 2 July 2003)

Increase in capital by incorporation of capital reserves, profits or premiums. (AGM 24 July 2001 resolution n°16)	€ 200 million	€ 200 million[3]	24 September 2003 (26 months as from 24 July 2001)

Authorisation to grant stock options giving rights to subscribe or to purchase shares of ALSTOM (AGM 24 July 2001 resolution n°17)	5 % of the share capital as of the date of grant by the Board of Directors	1.92%[4]	24 November 2004 (38 months as from 24 July 2001)

1	This authorisation cancels the delegations given to the Board of Directors by the Ordinary and Extraordinary General Meeting held on 3 July 2002 in its 8th, 9th and 10th resolutions.
2	This authorisation cancels the delegation given to the Board of Directors by the Ordinary and Extraordinary General Meeting held on 3 July 2002 in its 11th resolution.
3	There are no reserves, profits or premiums available as at the date hereof.
4	On the basis of the share capital as of 17 November 2003.

It will be proposed to the next Ordinary and Extraordinary General Meeting, called on second notice for 18 November 2003, to cancel the authorisations granted by the Ordinary and Extraordinary General Meeting held on 2 July 2003 in its 13th and 14th resolutions as mentioned above and to replace them by new authorisations.

The new authorisations which will be submitted for the approval of this Meeting fall within the framework of the refinancing agreement announced on 6 August 2003 with the Company’s main banks, to which the French State is also a party, as amended and completed by the amendment whose signature was announced on 22 September 2003.

The main features of this refinancing plan are as follows :

■ Strengthening of the group’s equity and quasi equity	In millions of €
– Capital increase*	300
– Issue of bonds mandatorily reimbursable with shares (“ORAs”)	900	**
■ Long term instruments
– Issue of subordinated bonds mandatorily reimbursable with shares (“TSDD RA”), reserved for the French State, (twenty year maturity)***	300
– Issue of subordinated bonds (“TSDD”), reserved for the French State or an entity controlled or guaranteed by the French State (fifteen year maturity)	200
■ Medium-term loans
– Subordinated loan from the French State (five year maturity)	300
– Subordinated loans granted by a bank syndicate (five year maturity)	1 200	**

	3 200

*	reserved for certain banks and combined with the issue and allocation, free of charge, to shareholders of warrants to purchase the shares thus issued.
**	the amount of the ORAs may be increased to € 1 billion and the amount of the subordinated loans limited to € 1100 million
***	immediately reimbursable with shares in the event of the European Commission’s approval

For further information concerning the refinancing plan, see “Management Discussion and Analysis - Section 1.1.1.”

The authorisations that will be submitted to the vote of the Company’s next General Meeting are summarised hereafter. These authorisations would be given for a period of one year as from the date of the General Meeting, except for the authorisation to increase the share capital in favour of members of a Company Savings Plan which would be given for twenty-six months from the date of the General Meeting. The draft resolutions falling within the framework of the financing plan are form an indivisible whole and each of them is proposed under the condition of the approval by the General Meeting of the other draft resolutions.

•	Authorisation to issue and allocate, free of charge, warrants giving the right to purchase shares in the Company which would be issued pursuant to the fourth resolution presented below (third resolution)

These warrants, issued and allocated free of charge, would give the right to purchase shares in the Company at a unit price of € 1.25 which would be issued pursuant to the fourth resolution presented below. Each of the Banks identified in this resolution has undertaken that the shares thus subscribed can be purchased at a price of € 1.25 by the holders of warrants who exercise such warrants.

The free allocation of these warrants to purchase shares would be carried out in favour of the Company’s shareholders in proportion to the number of shares they hold. The number of warrants necessary to purchase one share in the Company would be determined by the Company’s Board of Directors.

The total number of warrants that may be issued would give the right to purchase a maximum of 240 million shares resulting from the reserved issue referred to in the fourth resolution below.

The exercise period of these warrants would not be greater than sixty days.

•	Authorisation to increase the share capital by the issuance of shares in the Company with waiver of preferential subscription rights of the shareholders in favour of the financial institutions defined hereafter, up to an aggregate nominal amount of € 300 million (fourth resolution)

The unit issue price of shares which may be issued in the framework of this authorisation would be €1.25, such amount having to be fully paid up at subscription.

It is proposed to waive the shareholders’ preferential rights in favour of the following financial institutions (the “Banks”) for the maximum nominal amount hereafter :

Banks	Maximum nominal amount (in €)
BNP PARIBAS	74 400 000
Crédit Agricole Indosuez	37 269 000
CLIFAP	23 331 000
EZEPART	51 000 000
Crédit Industriel et Commercial	51 000 000
CDC Ixis Capital Markets	27 000 000
Natexis Bleichroeder S.A.	24 000 000
FINANPAR 17	12 000 000
Total	300 000 000

The third and fourth resolutions are indivisible, each of the Banks having undertaken that the shares thus subscribed may be purchased at the price of € 1.25 by the holders of warrants who exercise the warrants issued pursuant to the third resolution referred to above.

•	Authorisation to issue bonds mandatorily reimbursable with new shares of the Company (“ORA”), with maintenance of preferential subscription rights of the shareholders, up to an aggregate nominal amount of € 1 billion (fifth resolution)

The unit issue price of the ORAs would be €1.40.

The bonds would bear interest at a rate of 2% per annum and would mature on 31 December of the fifth year following that of their issue.

The bonds would be reimbursable with shares of the Company, each bond giving the right by reimbursement to one share of the Company granting the same rights as existing shares, subject to the date at which it gives rise to dividends.

The aggregate nominal amount of the capital increase which may result from the reimbursement in shares of the bonds thus issued cannot exceed € 893 million, to which would be added, as necessary, the nominal amount of the shares to be issued in addition in order to maintain the rights of the bondholders.

•	Authorisation to issue subordinated bonds reimbursable with shares (“TSDD RA”), with the waiver of preferential subscription rights of the shareholders in favour of the French State, up to a maximum aggregate nominal amount of € 300 million (sixth resolution)

The unit issue price of the TSDD RA that may be issued in the framework of this authorisation would be equal to € 1.25.

The TSDD RA would automatically be reimbursed with shares in the Company, each TSDD RA giving the right by reimbursement to one share in the Company granting the same rights as existing shares, save for the date on which it gives rise to a dividend, subject to obtaining a decision from the European Commission declaring that the subscription of TSDD RAs issued by the Company by the French State and their reimbursement with shares constitute aid which is compatible with the common market or does not constitute State aid. The detailed terms of this reimbursement shall be determined by the Company’s Board of Directors. The TSDD RAs may be reimbursed in cash in the circumstances and in the terms which would be determined by the Company’s Board of Directors.

The TSDD RAs would have a term of twenty years as from their subscription date.

The TSDD RAs would bear interest at a rate of 2% per annum until the European Commission’s decision ; however, in the event the European Commission’s decision refuses the reimbursement with shares, the applicable rate will become, without retroactive effect, a EURIBOR rate increased by a 5% margin per annum, of which 1.5% is capitalised annually and payable in fine.

The aggregate nominal amount of the capital increase which may result from the reimbursement of all TSDD RAs with shares may not exceed € 300 million, to which would be added, as necessary, the nominal amount of shares to be issued in addition to maintain the rights of the TSDD RA holders.

•	Cancellation of the general delegation granted by the General Meeting of 2 July 2003 in its thirteenth resolution (seventh resolution)

Pursuant to statutory provisions and on account of the various authorisations to increase the capital that are contemplated, it is proposed to cancel the general delegation granted by the General Meeting of 2 July 2003 in its thirteenth resolution, subject to the adoption by this Meeting of the second, third, fourth, fifth and sixth resolutions. This resolution would enable the Company’s Board of Directors to implement these resolutions.

•	Authorisation to increase the share capital by the issuance of shares or securities giving access to the capital reserved for members of a Company Savings Plan, up to a maximum amount of €35.2 million (eighth resolution)

Pursuant to statutory provisions and on account of the various authorisations to increase the capital that are contemplated, it will be proposed to cancel the authorisation previously given by the Ordinary and Extraordinary General Meeting of 2 July 2003 in its fourteenth resolution and to renew this authorisation in the same conditions.

Furthermore, it will be proposed to this same General Meeting, deliberating as an ordinary meeting (second resolution), to authorise the issue of subordinated bonds (“TSDD”) up to a maximum amount of € 200 million. These bond will not give access to the Company’s share capital (see section 2.6 hereafter).

2.3. Potential share capital – Securities and rights giving access to the share capital

At present there are no securities or rights giving access to the Company’s share capital, other than the options to subscribe for new shares granted by ALSTOM.

On the basis of the number of options to subscribe shares remaining to be exercised as at 31 March 2003, i.e. 11,113,263 options, the maximum capital increase which may result from the exercise of all of these options would be € 13,891,578.75. Consequently, the potential maximum share capital is € 365,967,232.50 (on the basis of the total number of options remaining to be exercised as of 31 March 2003), which represents a dilution rate of 3.80% of the share capital after exercise of these options.

On the basis of the number of options to subscribe shares remaining to be exercised as at 12 November 2003, i.e. 10,338,808 options, the maximum capital increase which may result from the exercise of all of these options would be € 12,923,510. Consequently, the potential maximum share capital is € 364,999,163.75 as at 12 November 2003, which represents a dilution rate of 3.54% of the share capital after exercise of these options.

However, this potential maximum share capital and this maximum dilution rate do not take into account the stock option exercise conditions and periods which are specified on page 192 of the Reference Document.

Moreover, you are reminded that during the next General Meeting called on second notice on 18 November 2003, the following authorisations will be proposed :

–	Issue of bonds mandatorily reimbursable with shares (“ORAs”) up to a maximum nominal amount of
€ 1 billion. The nominal amount of the capital increase which may result from the reimbursement with shares of the bonds thus issued may not exceed € 893 million (see “Authorisations to increase the share capital – Section 2.2.” above).

–	Issue of subordinated bonds mandatorily reimbursable with shares (“TSDD RA”), up to an aggregate maximum nominal amount of € 300 million. The nominal amount of the capital increase which may result from the reimbursement with shares of the bonds thus issued may not exceed € 300 million (see “Authorisations to increase the share capital – Section 2.2.” above).

The diluting effect of the issues contemplated pursuant to the third, fourth, fifth and sixth resolutions described in “Authorisations to increase the share capital – Section 2.2.” above on the situation of one shareholder holding 1% of the Company’s share capital as at the date hereof would be as follows:

Assumptions	Shareholder does not exercise any of his warrants to purchase shares and does not subscribe any ORAs % holding of capital	Shareholder exercises all of his warrants to purchase shares but does not subscribe any ORAs % holding of capital	Shareholder does not exercise any of his warrants to purchase shares but subscribes to all the ORAs to which he is entitled % holding of capital	Shareholder exercises all of his warrants to purchase shares and subscribes all the ORAs to which he is entitled % holding of capital
After capital increase (3rd and 4th resolutions)	0.54	1.00	0.54	1.00
In the case of reimbursement of ORAs in shares (5th resolution) before the reimbursement of TSDD RAs in shares (6th resolution)	0.23	0.42	0.81	1.00
In the case of reimbursement of TSDD RAs in shares (6th resolution) before the reimbursement of ORAs in shares (5th resolution)	0.37	0.68	0.37	0.68
After issue of shares as reimbursement of TSDD RAs and ORAs	0.19	0.35	0.67	0.84

2.4. Ownership of the share capital and voting rights

	12 November 2003		31 March 2003		31 March 2002		31 March 2001
Shareholders	Number of shares	% of the share capital and voting rights(1)	Number of shares	% of the share capital and voting rights(1)	Number of shares	% of the share capital and voting rights(1)	Number of shares	% of the share capital and voting rights(1)
Franklin Resources, Inc.(2)	850 442	0.30	28 589 922	10.15	27 581 103	12.80	15 160 224	7.03
Caisse des Dépôts et Consignations	9 375 168	3.32	9 375 168	3.32	4 307 972	2.00	–	–
Groupe Société Générale(3)	7 942 971	2.82	6 246 153	2.22	3 516 566	1.63	3 030 876	1.41
Crédit Agricole Asset Management(3)	1 423 203	0.51	1 423 203	0.51	3 183 556	1.47	–	–
Marconi Corporation plc	–	–	–	–	–	–	12 200 640	5.66
Alcatel	–	–	–	–	–	–	12 200 640	5.66
Employees(4)	4 135 224	1.47	4 199 940	1.50	3 944 839	1.90	4 202 159	1.95
Public	257 933 515	91.58	231 826 137	82.30	172 853 174	80.20	168 392 985	78.29

Total	281 660 523	100	281 660 523	100	215 387 459	100	215 387 459	100

(1)	The percentage of the share capital and voting rights is identical
(2)	Shares held through various investment funds and client accounts under management (non resident shareholders)
(3)	Shares held through various mutual funds (“fonds commun de placement”)
(4)	Shares held by employees in the framework of the ALSTOM Group’s Company Savings Plan.

To ALSTOM’s knowledge, on the basis of the shareholding threshold notifications received as at 12 November 2003, no other shareholder holds directly or indirectly more than 0.5% of the Company’s share capital or voting rights.

2.5. Changes in share capital since 31 March 2003

	Number of shares created or cancelled	Nominal amount of capital increase or reduction in €	Paid in capital amount in €	Resulting total number of shares	Total amount of share capital in €
31 March 2003	–	–	–	281 660 523	1 689 963 138
2 July 2003	–	–	–	281 660 523	1 689 963 138
2 July 2003 Reduction in share capital as a result of losses by reduction of the nominal value of the shares from €6 à €1.25	–	1 337 887 484.25	–	281 660 523	352 075 653.75

2.6. Authorisations to issue debt securities

The Ordinary and Extraordinary General Meeting held on 24 July 2001 authorised the Board of Directors, for a period of five years as from the date of that Meeting to issue any kind of debt securities within the limit of a nominal amount of € 2.5 billion. This authorisation has not been used.

At the next General Meeting of the Company called for 18 November 2003 on second notice, it will be proposed to authorise the Company’s Board of Directors to issue subordinated bonds (“TSDD”) which would be subscribed by the French State or by any entity controlled or guaranteed by it.

The total amount authorised may not exceed € 200 million. The TSDD which may be issued pursuant to this authorisation will bear interest at the rate of EURIBOR increased by a 5% margin per annum, of which 1.5% is capitalised annually and payable in fine. The TSDD would mature fifteen years after their issue, although the Company’s Board of Directors may provide for cases of early reimbursement.

2.7. Shareholders’ agreements

ALSTOM is not party to any shareholders’ agreement relating to a listed company. At present there are no shareholders’ agreements relating to the Company’s material subsidiaries.

2.8. Stock market information

ALSTOM shares are listed on the Premier Marché of Euronext Paris (Code ISIN : FR0000120198), on the London Stock Exchange (Official List) and on the New York Stock Exchange. A process leading to the delisting of shares from the London Stock Exchange has been initiated by the Company. The final delisting will take place on 17 November 2003.

Volume and share prices of the ALSTOM share on EURONEXT Paris (Premier Marché) since May 2003

Month	Total volume in shares	Daily average volume in Shares	Total Volume	Daily average amount	Opening price on the last day of the month	High price of the month	Low price of the month
			(in €) (thousand)	(in €) (thousand)	(in €)	(in €)	(in €)
2003
May	269 782 352	12 846 779	834 348.65	30 730.89	3.31	3.42	3.28
June	74 417 187	3 543 676	239 846.16	11 421.25	3.00	3.00	2.95
July	77 280 832	3 360 036	216 819.67	9 426.94	2.81	3.10	2.37
August	184 084 869	8 765 946	450 162.25	21 436.30	2.26	3.36	1.95
September	215 697 802	9 804 446	608 867.30	27 675.79	2.70	3.18	2.23
October	53 798 904	2 339 083	141 626.67	6 157.68	2.73	2.78	2.47

Source : EURONEXT Paris (“Brochure Emetteur”)

Average volumes and share prices on the London Stock Exchange and on the New York Stock Exchange since April 2003

	London Stock Exchange			New York Stock Exchange (ADS)
	Daily average volume	Price high	Price low	Daily average volume	Price high	Price low
		(in £)	(in £)		(in US $)	(in US $)
2003
Second quarter *	635	225	87.5	125 468	4.17	1.65
Third quarter *	655	225	125	82 080	3.69	2.39
Fourth quarter * (until 11 November 2003)	1 383	200	150	42 341	3.55	2.85

Source : Bloomberg

*	calendar quarter

3.      Risks

The risk factors identified hereafter complete the risks set out on pages 146 to 161 of the Reference Document.

3.1. Main risk factors

Our orders received have declined due to the significant downturn in many of our markets and the uncertainty resulting from our financial condition. This decline is likely to have an adverse impact on our results of operations, and our orders might not return to prior levels.

Our orders in fiscal year 2003 were substantially below the levels of recent years. Orders received during the first half of fiscal year 2004 decreased on a comparable basis by 23% and 7% compared with the first and second halves of fiscal year 2003 respectively (29% and 13% respectively on an actual basis). This decline is due in part to severe market downturns in two of our three principal markets (Power Generation and Marine), and in part to the uncertainty resulting from our financial condition. (See “Management Discussion and Analysis – Section 1.1.1.”).

Our orders and sales depend on the level of infrastructure spending, which has historically been significantly impacted by the rate of growth in gross domestic product. Poor economic and political conditions or downturns in broad economic trends in our markets therefore have a negative effect on our orders, sales, results of operations and financial condition. The level of infrastructure spending is also significantly affected by customers’ expectations about a variety of other factors, such as their ability to raise financing for their businesses and changes in applicable laws, including the deregulation and liberalisation of infrastructure services. Although short-term changes in gross domestic product may affect our orders received, in the past such changes have had less of an impact on our sales due to the length of our product delivery cycles and the size of our order backlog.

In addition to difficult market conditions, the uncertainty resulting from our financial condition may have led to some customers delaying or not placing orders with us. Improvement in our results of operations, cash flow and financial condition in general depends on our ability to restore our level of orders, but we may not be successful in doing so. Even if our orders recover relatively quickly, our sales and operating income in subsequent years may be lower than has been the case in recent periods. If our orders and sales do not recover we may have to undertake additional restructuring and bear additional costs in order to achieve acceptable operating margins.

If the implementation of our financing package is delayed or prevented, we could face severe liquidity problems.

Our recently renegotiated financing package, described in “Management Discussion and Analysis – Section 1.1.1.”, is essential to restoring our financial viability. The financing package is designed to provide us with the resources to meet our short-term and medium-term financial obligations, to reduce our overall debt levels over time, to obtain additional performance bonds necessary for us to obtain new orders and to receive deposits and progress payments from customers and to finance our day-to-day operations. At our Shareholders’ Meeting scheduled for 18 November 2003, on second call, our shareholders will be asked to approve critical parts of the financing package. If we fail to achieve a quorum at the Shareholders’ Meeting, or if our shareholders vote against any part of this financing package, we could fail to satisfy conditions under a number of agreements we signed as part of the financing package and the agreement for the sale of our Transmission and Distribution (“T&D”) Sector, which could trigger early repayment or drawstop conditions. We would therefore be required to renegotiate these agreements, and could be unable to do so on acceptable terms. In such case, it is probable that we would be unable to meet our financial obligations.

The European Commission may find that elements of our recently renegotiated financing package or other transactions we have entered into constitute State aid that may not be compatible with European Community law.

The European Commission has opened a formal investigation to determine whether the financing package described in “Management Discussion and Analysis – Section 1.1.1.”, the sale of our T&D Sector to Areva and certain other transactions entered into with entities controlled by the French State contain elements of State aid that is incompatible with the common market. Under European Community law, a State may not provide aid to a company unless the European Commission finds that the aid is compatible with common market rules.

Virtually all of the transactions referred to above are likely to be completed before the European Commission finishes its investigation. For a more detailed description of the European Commission investigation, see “Claims and legal proceedings – Section 3.2.”

If all or any part of the financing package or the other transactions referred to above are found to constitute State aid that is incompatible with the common market, the European Commission could require the French State to demand the reimbursement of some or all of the financing or to comply with specific conditions. Further, it could prohibit us from delivering shares to the French State in reimbursement of the subordinated bonds reimbursable with shares to be issued to the French State (“TSDD RA”) referred to in “Authorisations to issue share capital – Section 2.2.” and in “Management Discussion and Analysis – Section 1.1.1.” The European Commission could also condition approval on our selling additional businesses or undertaking further restructuring, or, in the extreme and highly improbable case, even cancel the relevant transactions.

A negative decision of the European Commission could increase our costs or trigger clauses in our financing agreements that would restrict our ability to obtain performance bonds under the Bonding Facility referred to in the risk factor entitled “Difficulties in securing bonds beyond those currently available under our new Bonding Facility may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers”, or to draw under our credit facilities, or that would require us to repay amounts outstanding under our financing agreements. This would require us to renegotiate our financing agreements in order to meet our financial obligations, which we might be unable to do on commercially reasonable terms or at all. In addition, a negative decision by the European Commission could significantly affect our share price and the confidence of our customers, which in turn could adversely affect our business.

We expect to issue a significant number of new shares in connection with the financing package, which could allow the French State for a certain period to exert a controlling influence at our Shareholders’ Meetings. If current shareholders do not exercise their warrants to purchase shares or preferential rights to subscribe bonds reimbursable with shares, their ownership interests will be significantly diluted.

As of 17 November 2003, there were 281,660,523 shares of ALSTOM outstanding. In connection with our new financing package, we plan to issue new shares and debt instruments reimbursable with shares. Up to 1,194,400,000 new shares may be issued, as follows:

–	up to 240,000,000 new shares would be subscribed by the banks in a reserved capital increase, these shares may be subsequently purchased by the Company’s shareholders by the exercise of warrants to purchase shares which would be allocated to them free of charge (hereafter the “capital increase”);

–	up to 240,000,000 new shares would be subscribed by the French State as reimbursement for subordinated bonds (“TSDD RA”), subject to approval by the European Commission; and

–	up to 714,400,000 new shares to be issued as reimbursement of bonds mandatorily reimbursable with shares (“ORAs”) at maturity on 31 December 2008 or upon redemption by the holders at any time from late December 2003. This issue would be carried out with maintenance of the Company’s shareholders’ preferential subscription rights (this maximum number of shares has been calculated on the basis of a maximum amount of €1 billion of ORA submitted to our shareholders for approval).

These transactions are described in “Authorisations to increase share capital – Section 2.2.” above and in “Management Discussion and Analysis – Section 1.1.1.” Upon the issuance of new shares, current shareholders who do not exercise their free warrants to purchase shares or subscribe to ORAs will experience immediate substantial dilution of their ownership interest. Assuming completion of the capital increase and reimbursement of the French State’s subordinated bonds with shares, assuming no ORAs have been reimbursed with shares and assuming that none of the current shareholders exercise their free warrants, current shareholders would own approximately 37% of our share capital, the French State would own approximately 31.5%, and purchasers in the capital increase would own approximately 31.5%. Based on these same assumptions, but assuming that € 1 billion of ORAs are reimbursed with shares at maturity in 2008, current shareholders would own approximately 19.1% of our share capital, the French State would own approximately 16.25%, purchasers in the capital increase would own approximately 16.25% and purchasers of the ORAs would own approximately 48.4%. These calculations assume no further issuances of shares, whether upon the exercise of stock options or otherwise. Additional dilution would occur upon such issuances, if any.

Under applicable law, so long as the French State owns at least 10% of the share capital of ALSTOM, it will have the right to propose the appointment of one or several directors to the Company’s Board of Directors. Further, in light of historic patterns of attendance and voting at our General Shareholders’ Meetings, we expect that the French State’s initial potential holding of 31.5% of ALSTOM’s capital would effectively allow it to control decisions of our General Shareholders’ Meeting, including the election of directors, payment of dividends and significant corporate transactions. The French State’s ownership interest could also have the effect of delaying or preventing a change of control of the Company. In light of the significant changes to our share capital expected as a result of the implementation of the financing package, it is not possible to predict attendance and voting patterns at future General Shareholders’ Meetings.

If the warrants to purchase shares allocated free of charge and the preferential rights to subscribe ORAs are not fully exercised by current ALSTOM shareholders or transferees of their rights, the banks which have subscribed the capital increase and underwritten the issue of ORA could hold a significant amount of such securities issued in the framework of the capital increase on the one hand, and of the ORA, on the other hand (and, consequently, the securities resulting from their reimbursement with shares). If the subscription rate by outside investors is low, then each of the banks with large holdings in the Company’s capital could, assuming full reimbursement of all ORAs with shares, also have significant influence at our General Shareholders’ Meetings. Each of the banks taking part in these transactions (or one of their affiliates) is moreover a lender under our credit facilities and, as a creditor, could have interests that differ from those of our general shareholders.

The French State has agreed not to sell any shares it may receive upon reimbursement of the subordinated bonds reserved for the French State reimbursable with shares (“TSDD RA” or titres subordonnés à durée determinée remboursables en actions) upon the approval of the reimbursement by the European Commission, or the TSDD RA themselves, until the Group’s business is substantially improved. Apart from this, we do not expect there to be significant restrictions on the right of the French State or the banks to sell shares. No prediction can be made as to the level or timing of any such sales of shares by the French State or the banks, or the effect of such sales on the market price of our shares. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the market price of ALSTOM shares.

Difficulties in securing bonds beyond those currently available under our new Bonding Facility may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers.

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds, warranty bonds and surety bonds. In posting such bonds, we are required to seek out third parties, such as banks and insurance companies, to issue bonds as a condition to entering into commercial contracts with our clients or to our receiving advances and progress payments from them. The amount of such bonds is often significant, averaging in total 20% of the price of the contracts signed.

Bond providers have reduced or stopped further bond issuances in order to maintain their credit ratings. Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in reduced available capacity and a higher pricing for these instruments. In fiscal year 2003, we faced a significant decrease of the bonding capacity of the market generally.

In such a difficult environment, it has become more difficult for us to obtain bonds in amounts or on terms which had previously been customary. Since the end of fiscal year 2003, we have had difficulty obtaining bonds, as financial institutions have been reluctant to increase their financial exposure to our Group in light of our financial situation. However, as part of our recently negotiated financing package, described in “Management Discussion and Analysis – Section 1.1.1”, on 29 August 2003 we signed a € 3.5 billion Bonding Facility (the “Bonding Facility”), which has again enabled us to obtain bonds in sufficient quantities. This Bonding Facility was negotiated as part of our original financing package announced on 6 August 2003, and was subsequently amended on 1 October 2003.

The banks’ obligations to provide us with new bonds under this agreement will terminate on 28 February 2005 and no bonds issued under this facility may have a maturity date after 28 February 2012. We estimate that this facility will be sufficient to cover our bonding needs through the third quarter of fiscal year 2005, after which we will be required to find other sources of bonds. These other sources of bonds may not be available on commercially reasonable terms, if at all. Our inability to secure alternative sources of bonding could have a material adverse impact on our results of operations and financial condition.

Our existing lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet.

Our ability to maintain and obtain financing depends largely upon our financial performance. Our Bonding Facility referred to in the risk factor above, our new Subordinated Debt Facility referred to in “Management Discussion and Analysis – Section 1.1.1.”, and certain of our other financing agreements contain covenants requiring us to maintain compliance with pre-established financial ratios.

In the fourth quarter of fiscal year 2003, we renegotiated our lines of credit in order to amend their financial covenants. We also obtained agreements from our creditors to amend on the same basis the financial covenants contained in certain other financing agreements. Our financial covenants as then amended are described in Note 22 to the Consolidated Financial Statements as of 31 March 2003 (Annexe 1). As of 31 March 2003, we were in compliance with all these amended financial covenants and had obtained waivers from our creditors with respect to those financial covenants which have not been amended.

As of 30 September 2003, we have failed to comply with the financial covenant “Consolidated Net Worth” described in Note 22 of the Consolidated Financial Statements as of 31 March 2003 (Annexe 1), but each of the lenders under our new Subordinated Debt Facility has provided an undertaking not to take any action or accelerate any amount owing as a result of our inability to comply with our undertakings under any other financing agreement to which it is also a party. The lenders under the Subordinated Debt Facility represent together a very significant proportion of all bank financing granted to ALSTOM and the Group’s entities. However, if any entitled person declares due and payable or puts on demand any indebtedness of ALSTOM or any member of the Group, or cancels or suspends any commitment under any agreement to which ALSTOM or any member of the Group is a party, the lenders under the Subordinated Debt Facility would be entitled to be released from this undertaking.

The covenants mentioned above applied to the € 1 250 million and € 976.3 million syndicated revolving credit agreements, to the € 475 million extended credit facility and to the € 600 million bridge loan.

On 30 September 2003, we entered into a Subordinated Debt Facility with a syndicate of banks and the Caisse Française de Développement Industriel (a French State-controlled entity) which provides for a new set of financial covenants (described below). These covenants will also apply to our new Bonding Facility. This new set of covenants will take effect from December 2003 in relation to Total Debt, from 31 March 2004 in relation to Consolidated Net Worth and minimum EBITDA, and from March 2005 in relation to interest cover and total Net Debt leverage.

We also intend to amend our € 976,300,000 Multicurrency Revolving Credit Agreement to incorporate these covenants in due course. The other facilities will be repaid in the framework of the financing agreement.

Since 30 September 2003, the only covenants that we are obliged to comply with are the following new financial covenants :

(i)	a required ratio of EBITDA to “consolidated net financial expense”, to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements.

(ii)	a minimum amount of “Consolidated Net Worth” to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements (although this covenant will not apply if and for so long as our long term unsecured, unsubordinated debt has been assigned a credit rating of at least Baa3 by Moody’s Investors Services or BBB- by Standard & Poor’s Rating Services).

(iii)	a maximum amount of “Total Debt”, to be tested at the end of each quarter until maturity by reference to the audited consolidated accounts and interim six month consolidated financial statements (although this covenant will not apply if and for so long as our long term unsecured, unsubordinated debt has been assigned a credit rating of at least Baa3 by Moody’s Investors Services or BBB- by Standard & Poor’s Rating Services).

(iv)	a required ratio of “Total Net Debt” to “EBITDA”, to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements.

(v)	a minimum EBITDA, to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements, for the periods ending 31 March 2004 and 30 September 2004, respectively.

For more information regarding these financial covenants, see “Management Discussion and Analysis – Section 1.1.1.” The level of these covenants has been established on the basis of our financial forecasts. Our ability to maintain these financial covenants therefore depends in part on our ability to implement our new financing package, restore our levels of activity and margins, reduce our indebtedness and maintain sufficient net worth, each of which could be adversely affected by events beyond our control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable. Although we would attempt to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.

Most of our financing agreements and our outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings under one agreement, may result in all or a significant part of our other debt becoming immediately repayable. Such an event may also prevent us from drawing upon our credit lines. If the debt under our financial agreements were to be accelerated, we might not have the funds required to immediately repay this debt.

We have unfunded liabilities with respect to our pension plans and other post-retirement benefits.

We have obligations to our employees and former employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labour agreements, internal conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of 31 March 2003, we had projected benefit obligations of € 191 million and assets of € 37 million.

In the United States, the United Kingdom and elsewhere, liabilities arise pursuant to labour agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in fiscal year 2003, the market value of the assets in our funded pension plans has declined. During fiscal year 2003, the pension plan assets for certain of these pension plans fell below required levels with respect to their related projected benefit obligation. Applicable laws and regulations allow us to spread costs and contributions to cover the shortfall over the average working life of the relevant employees. With respect to these plans, we had projected benefit obligations of € 3,352 million and plan assets of € 1,975 million as of 31 March 2003.

As of 31 March 2003, we have recognised € 575 million of net liabilities in respect of our pension plans and other post retirement benefit arrangements. The unrecognised liabilities, which amounted to € 956 million, will be recognised over the average working lives of the employees involved.

Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including discount rates, long-term rates of return on invested plan assets and rates of increase in compensation levels. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be unfavourably or favourably impacted from the funding of these obligations.

Further details on the methodology used to assess pension assets and liabilities together with the annual pension costs are included in “Operating and Financial Review – Pension accounting (Annexe 2)” and Note 21 to the Consolidated Financial Statements as at 31 March 2003 (Annexe 1).

If we do not achieve our forecast income or cash flow, we may be led to review the valuation of certain assets and have to depreciate them.

Our deferred tax assets amounted to € 1,884 million as of 30 September 2003. This valuation has been established on the basis of our business plan for each country. As of 30 September 2003, we have on average limited the recognition in our accounts of the recovery of taxes to five years. If our income per country is below our forecasts during this period and if consequently we do not make sufficient taxable income in these countries to allow these losses carried forward to be used before their expiry, we would be obliged to review the valuation of these assets and, as appropriate, depreciate them. Such depreciation may have a material adverse effect on our balance sheet and results.

Moreover, goodwill and other intangible assets are shown in our consolidated balance sheet for the amounts of € 3,931 million and € 974 million respectively as at 30 September 2003. As at 31 March 2003, we requested a third party valuer to provide an independent report as part of its impairment tests, performed annually, on goodwill and other intangible assets. This valuation supported our opinion that goodwill and other intangible assets do not have to be depreciated beyond annual amortisation. An internal review of our business plan during summer 2003 has not caused us to conclude that triggering events have occurred that would lead to impairment testing as of 30 September 2003. A similar independent third party valuation will be requested at 31 March 2004. If at that date or if subsequently our own valuations or those of an independent expert concluded that the net book value of goodwill and our intangible assets was greater than the “fair value” of these assets (this concept being presented in Note 7 to the Consolidated Financial Statements as at 31 March 2003 – Annexe 1), we would be obliged to depreciate these assets beyond annual amortisation, which may have a material adverse effect on our balance sheet and results.

We will be obliged to adopt new accounting standards for our fiscal year beginning 1 April 2005 that will materially impact our financial statements and our financial reporting.

We currently prepare our financial statements in accordance with French GAAP and prepare a reconciliation of stockholders’ equity, net income and certain other disclosures between French GAAP and US GAAP. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for fiscal years beginning on or after 1 January 2005. Because IFRS emphasises the measure of the fair value of a company’s assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation, goodwill and intangible assets, asset depreciation, employee benefit plans, marketable securities and derivative financial instruments and classification of balance sheet positions as debt or equity. Because our financial statements prepared in accordance with IFRS would differ, perhaps materially, from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our Group’s financial performance and value our publicly-traded securities, such as price-to-earnings ratios and debts-to-equity ratios, could be affected.

Our results, cash flows and the price of our listed securities are exposed to currency exchange rate movements.

A significant percentage of our sales and expenditures is realised and incurred in currencies other than the euro. The principal currencies to which we had significant exposure in fiscal year 2003 were US dollars, Pounds sterling, Swiss francs, Mexican peso and Brazilian real. Our policy is to manage transaction exposure as follows:

•	by matching the currencies of our sales with the specific currencies in which we incur related costs; and

•	to the extent that we anticipate having unmatched foreign currency exposure, by hedging exchange rate risks.

We do not specifically hedge our net assets invested in foreign operations. We monitor our market position closely and regularly analyse market valuations. In addition, our central corporate treasury department designs and executes almost all derivatives, except in countries where, due to legal restrictions, forward currency exchange contracts are dealt with locally by our affiliates with local banks.

For consolidation purposes, the balance sheets of our consolidated foreign subsidiaries are translated into euro at the period-end exchange rate, and their income statements and cash flow statements are converted at the average exchange rate for the period. The balance sheet impact of such translation may be material. Period-to-period changes in the average exchange rate for a particular currency can significantly affect reported sales and operating and other expenses incurred in such currency as reflected in our income statement, and therefore can significantly affect our financial condition or results of operations.

Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, the US dollar, the Pound sterling, Swiss franc, Mexican peso and Brazilian real) may have the effect of distorting competition between us and those competitors whose costs are incurred in other currencies. To the extent that our principal currencies appreciate in value against such other currencies, our competitiveness against our competitors may be eroded. Detailed information on currency exchange risk is provided in “Operating and Financial Review – Impact of Exchange Rate and Interest Rate Fluctuations (Annexe 2)” and Note 29 to the Consolidated Financial Statements (Annexe 1).

Our shares trade in euro on the Premier marché of Euronext Paris, our ADRs trade in US dollars on the NYSE and our UKDRs trade in Pounds sterling on the LSE. We have initiated procedures to delist our UKDRs from the London Stock Exchange (see “Stock market information – Section 2.8.”). The value of the shares, ADRs and UKDRs could fluctuate as the euro, US dollar and Pound sterling exchange rates fluctuate. Since any dividends we may declare are denominated in euro, exchange rate fluctuations will affect the US dollar equivalent of dividends received by ADR holders and the Pound sterling equivalent of dividends received by UKDR holders.

We might experience difficulties in implementing the restructuring initiatives of the action plan announced in March 2003, which would inhibit our ability to reduce indebtedness and to strengthen our financial structure.

On 12 March 2003, we announced a new action plan with a goal, among others, of significantly reducing our indebtedness in the short- and medium-term. For a discussion of this plan and related transactions, see “Operating and Financial Results – Main Events of Fiscal Year 2003 and Recent Developments (Annexe 2)”. We

intend to accelerate all existing cost-reduction and operational improvement initiatives and have assigned new overhead reduction targets at corporate and Sector level as well as in our international network. We have, in particular, announced some of the corresponding industrial restructuring plans and overhead reduction programmes in the Sectors, functions and countries affected, and would expect to announce further plans in the future. As a result of accelerating our restructuring plans we expect to accrue significantly more related charges in fiscal year 2004 than in fiscal year 2003. Our restructuring initiatives are subject to employee consultation in each Sector, function and country affected.

We can give no assurance that we will be successful in achieving the restructuring targets that we have fixed in our new action plan. Part of our restructuring plans include the closures of facilities and the reduction of workforce in efforts to cut costs and rationalise our operations. Restructurings, closures and layoffs may harm our employee and public relations and have led, and could lead to further work stoppages and/or demonstrations. These events would in turn adversely affect our operations and results. Furthermore, if we experience significant difficulties in implementing our overhead reduction initiatives and our reorganisation plan, our business and operating results could be adversely affected and we might not achieve our annual savings targets according to our planned timetables.

If we are unable to manage our working capital effectively, negotiate appropriate payment terms with our customers and suppliers and receive products from our suppliers on credit, or if we apply existing provisions more quickly than expected, we may be required to seek new sources of financing in the future.

The structure of customer deposits and advances is particularly important in our long-term project activity, which represents approximately 40% of our sales. Customer deposits and advances include preliminary cash advances paid by customers as well as customers’ progress payments during the execution of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects. Our ability to negotiate and collect customer advances is in large part linked to the confidence that our customers place in us. The current market downturns and our recent financial difficulties have materially adversely affected our ability to obtain customer advances, and re-establishing customer confidence will be an essential element of our business plan going forward. For more information regarding customer deposits and advances, see “Operating and Financial Review – Consolidated Financial Statements as of 31 March 2001, 2002, 2003 – Balance Sheet – Customer deposits and advances (Annexe 2)”, and Note 24 to the Consolidated Financial Statements as of 31 March 2003 (Annexe 1).

Long-term projects experience a disbursement of expenses over the life of the project, which can typically take two to five years to complete, depending upon the nature of the contract. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project execution tailing off at the end of the project during the installation and/or commissioning stages. In this scenario, in the early stages of our projects we are often left with deposit and advance amounts which exceed the immediate project related costs to which these may be attributed.

We may be required to accept less favourable payment conditions than those received in the past and may not be able to reflect these more difficult terms in contracts with our sub-contractors or suppliers. Our ability to obtain favourable payment terms from our suppliers is limited in large part by their views of our financial solidity. Our recent financial difficulties have had a material adverse effect on the payment terms extended to us by our suppliers and on the willingness of suppliers to provide us with products under existing arrangements. Also, a reduction in order intake could cause a reduction in customer deposits and advances.

At 31 March 2003, we had € 3,698 million of provisions for risks and charges. If the provisioned risks materialise, if the application of these provisions is accelerated or if we are required to increase them due to unforeseen events or contingencies, we could be required to dedicate significant amounts of cash to such risks and charges. Given the financial covenants we are obliged to adhere to and our current financial situation, it is unlikely that we could obtain significant amounts of cash through borrowings in the short term.

All these factors may cause our cash requirements to grow and our net cash position to deteriorate and may require us to find alternative sources of financing. In the short term, it is unlikely that alternative means of financing will be available to us on commercially reasonable terms, if at all. See also “Difficulties in securing bonds beyond those currently available under our new Bonding Facility may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers”.

Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered.

We design, manufacture and sell several products of large individual value that are used in major infrastructure projects. We are sometimes required to introduce new, highly sophisticated and technologically complex products on increasingly short timetables. This necessarily limits the time available for testing and increases the risk of product defects and their financial consequences. We occasionally discover the need to fine tune or modify products after we begin manufacturing them or after our customers begin operating them. Because we produce some of our products in series, we may need to make such modifications to a large number of products. At the same time, when we sell our products or enter into maintenance contracts, we are increasingly required to accept onerous contractual after-sales warranties and penalties related to performance, availability and delay. Our contracts also occasionally include clauses allowing the customer to terminate the contract or reject the equipment if performance specifications or delivery schedules are not met. As a result of these contractual provisions and the pressures of accelerated new product development, design and manufacturing, problems encountered with our products may result in material unanticipated expenditures.

The GT24/GT26 problems, described in detail in “Management Discussion and Analysis – Section 1.1.1”, in “Operating and Financial Review – Main events of fiscal year and Power – Update on GT24/GT26 gas turbine issues (Annexe 2)” and in Note 20 to the Consolidated Financial Statements as at 31 March 2003 (Annexe 1), and the UK Train issues described in detail in “Management Discussion and Analysis – Section 1.1.1.”, in “Operating and Financial Review – Main Events of Fiscal Year – Transport – UK Trains (Annexe 2)” and in Note 20 to the Consolidated Financial Statements as at 31 March 2003 (Annexe 1), are major examples of this risk. We cannot guarantee that the total costs that we ultimately incur in connection with the GT24/GT26 turbines, the UK Trains and other of our products will not exceed the estimates that we have provisioned, nor can we guarantee that the rate of spending will be in line with our current estimates. In addition, where we have instituted mitigation programmes to reduce our expected costs (for example, with respect to our GT24/GT26 gas turbines), we cannot ensure that we will attain the full extent of the cost reductions envisaged by these programmes. The total amount and timing of actual expenditures, including penalties and damages, as well as the actual savings obtained through implementation of mitigation programmes, may vary as a result of a number of factors, including the following:

•	the results of litigation and negotiations with certain clients;

•	cost overruns in the manufacture of modified components;

•	delays and cost overruns in modifying products, delivering modified products or implementing technical modification programmes with respect to the GT24/GT26 gas turbines and improvement programmes with respect to UK Trains;

•	the acceptance by customers of the redesigned and modified GT24/GT26 turbines;

•	the extension of contractual recovery periods;

•	the application of penalties by customers;

•	the performance of the modified turbines over time;

•	our ability to develop subsequent modifications that will further improve the performance of the GT24/GT26 turbines;

•	our ability to realise our mitigation objectives; and

•	the availability of sufficient supplies of replacement parts and raw materials.

Given the technical sophistication of some of our products, we can give no assurance that we will not encounter new problems or delays with the GT24/GT26 turbines, the UK Trains or with our other products. Any such problems or delays could be costly, could harm our business reputation or affect our ability to sell other products and could have a material adverse impact on our financial condition or results of operations or cause our products to be less competitive than those of our competitors.

We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer defaults or bankruptcy.

In the energy and transport infrastructure markets, customers have occasionally required suppliers such as us to assist in financing purchases or projects. This has been particularly true in the Marine Sector, and to a lesser extent in Power, Transport and Transmission & Distribution. This assistance may take the form of guarantees of indebtedness or taking partial equity ownership of entities operating the projects on a long-term basis. This financial assistance exposes us to longer-term risks of customer defaults or bankruptcy resulting in our guarantees being called or the value of our equity investment being reduced. We have not made commitments to provide guarantees of our customers’ indebtedness during fiscal year 2003 and intend not to do so in the future.

At 31 March 2003, our vendor financing exposure amounted to € 1,259 million, of which € 933 million related to our Marine Sector (€ 368 million relating to Renaissance Cruises, which entered into bankruptcy proceedings in September 2001) and € 317 million related to our Transport Sector. We describe our vendor financing exposure in greater detail in “Operating and Financial Review – Off balance sheet commitments (Annexe 2)” and Note 27 to the Consolidated Financial Statements (Annexe 1).

We have retained € 140 million of provisions at 31 March 2003 to cover risks associated with Marine vendor financing, compared to € 144 million at 31 March 2002. There can be no assurance that such provisions will be satisfactory to cover all future exposures relating to Marine vendor financing. Moreover, a further deterioration in the cruise ship holiday market may expose us to an increased risk of customers’ defaults or bankruptcy. These exposures and events could result in losses in excess of the provisions we have established, which could have a material adverse impact on our financial condition and results of operations.

We are exposed to credit risk with respect to some of our customers.

To the extent our customers do not advance us sufficient funds to finance our expenses during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. In these circumstances, we could be unable to recoup the expenses we incur in a project and could be unable to obtain the operating margins we expected upon entering the contract. We currently mitigate this risk by endeavouring to negotiate with our customers in order to have them make more timely progress payments, and through our risk management procedures.

In fiscal year 2003, our ten largest customers accounted for 17.6% of our sales. If one of our largest customers were unable to meet its commitments, due to bankruptcy or any other reason, we could be unable to recover some or all of the costs we incur on these projects, which could have a material adverse effect on our financial condition or results of operations.

Our financial performance could be adversely impacted by a limited number of high value contracts and significant fixed price contracts.

Each year, approximately one-third of our business is conducted under a limited number of major long-term contracts. Variations in activity levels under these contracts can result in significant variations in our sales and operating income from year to year. At 31 March 2003, our ten largest projects in terms of order backlog represented approximately 22.6% of our total order backlog. The revenue that we recognise on a major project will vary significantly from period to period in accordance with the progress of that project. As a result of this variability, the profitability of a small number of major contracts may significantly impact our operating income in any given period. In addition, the profitability of any contract and/or our overall sales, operating results and cash flow may be affected by the following:

•	withholding of payments by customers;

•	the refusal of suppliers to provide us with products on credit;

•	delays in awards of major contracts;

•	postponement of previously awarded major contracts;

•	unanticipated technical problems with equipment being supplied or incompatibility of such equipment with existing infrastructure;

•	customers’ difficulties in obtaining adequate financing on reasonable terms;

•	difficulties in obtaining required governmental permits;

•	unanticipated costs due to project modifications;

•	performance defaults by suppliers, subcontractors or consortium partners;

•	customer payment defaults and/or bankruptcy; and

•	changes in laws or taxation.

In addition to the general factors listed above, the profit margins realised on such fixed price contracts may vary from our original estimates as a result of changes in costs and productivity over their term.

We have established stricter risk management procedures for tenders and contracts with a view to improving and better formalising processes within the Sectors. However, we can give no assurance that these and our other initiatives will be sufficient to avoid problems in the future and certain of our projects may be subject to delays and penalties. There can be no assurance that we can profitably complete all of our fixed price contracts.

We operate in competitive markets.

We face strong competition in our markets, both from large international competitors and, in a number of markets, from smaller niche players. Industry consolidation is increasing globally and the main players are adopting a strategy of global expansion. This competition has generally resulted in lower selling prices and a deterioration of terms of payment in favour of our customers. In response, we have adopted several ongoing programmes to cut costs and improve efficiency and have adopted other strategic initiatives.

Although we believe we compete effectively in most of our major markets, there can be no assurance that we will be able to continue to do so.

ALSTOM is currently being investigated by the SEC.

The SEC is conducting a formal investigation, and we are conducting our own internal review, into certain matters relating to ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. These actions followed receipt of anonymous letters in June 2003 alleging accounting improprieties on a railcar contract being executed at ATI’s New York facility. Following receipt of these letters, the United States Federal Bureau of Investigation (the “FBI”) also began an informal inquiry, which we believe is currently dormant. We have fully co-operated with the SEC and the FBI in this matter and intend to continue to do so.

The SEC investigation is ongoing and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us, which could limit our ability to obtain governmentally-funded transportation contracts in the Transport sector, in the United States, or could otherwise materially negatively impact ALSTOM and its business. Our management has spent, and may in future be required to spend, considerable time and effort dealing with the internal and external actions relating to ATI.

ALSTOM has been named as a defendant in various putative class actions in the United States.

ALSTOM and certain of our current and former officers have been named as defendants in a number of putative class action lawsuits in the United States that allege violations of the United States federal securities laws. See “Claims and legal proceedings – Section 3.2.” The allegations in these putative class actions relate to certain alleged misstatements and omissions in our disclosure and public statements. Our management may in the future be required to spend considerable time and effort dealing with these putative class actions. While we intend to vigorously defend against these actions, any adverse outcome could have a material adverse effect on our business, results of operations and financial condition.

3.2. Claims and legal proceedings

3.2.1. Claims and legal proceedings : general

We are involved in several legal proceedings as a plaintiff or a defendant, mostly contract related disputes, that have arisen in the ordinary course of business. Contract related disputes, often involving claims for contract delays or additional work, are common in the areas in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us in these proceedings and disputes are significant, ranging up to approximately US$ 290 million (or approximately € 248 million at 30 September 2003) and, if adversely determined, may have a material adverse effect on our financial condition or results of operation. Some proceedings against us are without a specified amount, including with respect to our heavy duty gas turbines. This issue is discussed in greater detail in “Management Discussion and Analysis – Claims and proceedings” and “Operating and Financial Review – Main Events of Fiscal Year and Power – Update on GT24/GT26 gas turbine issues (Annexe 2)” and in Note 20 to the Consolidated Financial Statements as at 31 March 2003 (Annexe 1). All claims and legal proceedings in which we are involved are reviewed regularly by project managers with their Sector management and are reviewed on a half year basis with our statutory auditors, in order to determine appropriate level of provisions.

Some entities of the Group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could have a material adverse impact on our financial condition.

3.2.2. Claims and legal proceedings : asbestos

We are subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos–containing material and identification of potential exposure of employees to asbestos. It has been our policy for many years to abandon definitively the use of products containing asbestos by all of our operating units world-wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, we have used and sold some products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors.

As of 15 September 2003, in France, we were aware of approximately 1,990 asbestos sickness related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or third parties, arising out of our activities in France. All of such cases are treated under the French

Social Security system which pays the medical and other costs of those who are sick and which pays a lumpsum indemnity. Out of these 1,990 declarations, we were aware of approximately 156 asbestos-related cases in France from our employees, former employees or from third parties. These persons have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) in order to obtain a supplementary compensation above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving our subsidiaries have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault (25 decisions rendered as of 15 September 2003). We have appealed all of such decisions to the French Supreme Court. Even where we have been found liable on the grounds of inexcusable fault, we do not expect to suffer any material adverse financial consequences, because the financial consequences of any liability for our inexcusable fault have been attributed by court decision or by applicable regulations to the French Social Security (medical) funds. Thus, in 102 of the 156 proceedings before French courts at 15 September 2003, which concern our Marine Sector, the social security authorities have ruled that the financial consequences of any liabilities for inexcusable fault will not be attributed to our Marine Sector and will be borne by the Social Security authorities. Although as of 15 September 2003 we had not yet obtained a specific ruling from the relevant French Social Security authorities in respect of the remaining 54 proceedings, of which 40 concern our Power Sector, we believe the same principle affording us financial protection will apply to such proceedings and that, accordingly, we will not suffer any material adverse financial consequences as a result of such asbestos related litigations in France.

We therefore believe that compensation for most of the current 156 proceedings involving certain of our subsidiaries, including cases where we may be found to be at fault, is or will be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, we also believe that the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001 and effective since 29 March 2002, does not increase our current risk exposure. The FIVA was implemented to compensate persons harmed by exposure to asbestos in France. Once a person has received an offer of compensation, the fund itself may then take action against the employer considered responsible. However this subrogatory right can only be exercised pursuant to and within the limits of French Social Security regulations. We believe that those cases where compensation may not be definitely borne by the general French Social Security (medical) funds or by the FIVA represent an immaterial exposure for which we have not made any provisions.

In addition to the foregoing, in the United States, as of 30 September 2003, we were subject to approximately 154 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which we are indemnified by ABB (see Note 7 to the Consolidated Financial Statements as of 31 March 2003 – Annexe 1). We are also currently subject to two class action lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which we have asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. This plan was recently confirmed by the bankruptcy court and a United States federal district court. The plan has been appealed and has not yet become effective; consummation of the plan is subject to certain other conditions specified therein. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30 September 2003, we were also subject to approximately 38 other asbestos-related personal injury lawsuits in the United States involving approximately 533 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM’s defence has not been assumed by a third party and meaningful evaluation is practicable, we believe that we have valid defences and, with respect to a number of lawsuits, we are asserting rights to indemnification against a third party.

We have not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 30 September 2003, a total of 139 cases involving approximately 17,672 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of asbestos-related cases, we consider a claim to have been dismissed, and to no longer be pending against us, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

We are also subject to a minor number of asbestos related or other employee personal injury related claims in other countries, mainly in the UK where we are currently subject to approximately 153 such claims.

While the outcome of the existing asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our financial condition. We can give no assurances that asbestos- related cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

3.2.3. European Commission Review of Financing Package and Other Transactions

On 6 August 2003, ALSTOM announced an agreement with more than 30 banks and the French State that provided us with a comprehensive financing package. (See “Management Discussion and Analysis – Section 1.1.1.”). We have been informed that on 8 and 14 August 2003, the French Republic notified the European Commission (the “Commission”) of the measures it intended to take in connection with the package in accordance with European Community law on State aid.

Under the Treaty of Rome, a Member State must obtain European Commission approval before granting State aid. The notion of “State aid” covers any advantage granted to a company by a Member State or through State resources in any form whatsoever which distorts or threatens to distort competition by favouring certain companies and which affects trade between Member States. More specifically, the determination of whether an investment by the State in the equity capital or debt of a public or private entity constitutes “State aid” depends on whether a private investor acting under market conditions would make the same investment on the same terms. For State aid to be permissible, the Commission must determine whether the State aid is compatible with the European common market, which generally depends on whether the advantage granted to the company is outweighed by the advantages to the economy (eg, employment, regional aid, or sectoral aid including, in the present case, rescue aid and restructuring aid to companies in difficulty). The Commission may therefore authorise the State aid on any one of several grounds, including that the aid is consistent with its guidelines on State aid for rescuing and restructuring firms in difficulty.

Following a preliminary examination of the French Republic’s measures described in the August 2003 notification, the European Commission opened, on 17 September 2003, a formal investigation procedure under Article 88(2) of the Treaty of Rome. Through this procedure, the Commission will decide on the qualification of the measures taken and to be taken by the French Republic with respect to ALSTOM, and their compatibility with the common market. When opening this procedure, the Commission also stated that it believed the conditions for the issuance of an injunction were present on the basis of Article 11(1) of Regulation No 659/1999. Specifically, the Commission threatened to suspend the implementation and/or the payment of certain measures regarded as “irreversible” until it had reached a final decision on their State aid character and compatibility. The Commission authorised the Competition Commissioner, with the accord of the Commission President, to issue an injunction unless the French authorities agreed not to participate in measures that would automatically and irreversibly result in a participation in our equity capital prior to clearance by the Commission.

As a result of this announcement, we entered into new discussions with our banks, the French Republic and the Commission to design a revised package to meet our financial needs while complying with the European Commission’s requirements. On 22 September 2003, we entered into a revised financing agreement with our banks and the French Republic. In particular, the capital increase reserved for the French Republic that was contemplated in the original financing package was replaced by the issuance to the French Republic of € 300 million of subordinated bonds automatically reimbursable with shares of our company upon approval of such reimbursement by the Commission (See “Management Discussion and Analysis – Section 1.1.1”).

On 22 September 2003, the Commission announced that it would not enjoin any measures currently under examination in the formal investigation procedure.

The French Republic’s initial notification covered its proposed measures in connection with the original financing package of 6 August 2003. We have been informed that the French Republic intends to modify its notification to cover the revised financing package. Following this notification, we expect that the coverage of the European Commission’s investigation will include the following:

•	the French Republic’s subscription of € 300 million of subordinated bonds reimbursable with shares in the Company,

•	the reimbursement of those bonds with shares in the Company (which is explicitly conditioned on European Commission approval, as discussed above),

•	the French Republic’s subscription of € 200 million of newly issued subordinated bonds,

•	the French Republic’s providing € 300 million of subordinated loans,

•	the purchase of € 300 million of commercial paper by the Caisse des Dépôts et Consignations, or CDC, and an additional purchase of € 900 million of commercial paper by the CDC,

•	the French Republic’s counter-guarantee of 65% of the bonds issued under our new € 3,500 million Bonding Facility,

•	the sale of our T&D Sector to Areva, a French State-owned company,

•	orders such as a LNG tanker by a French State-owned company, a ferry by another French State-owned company and certain gas power plants.

The European Commission’s investigation of the refinancing package may take six to nine months, or even longer. We expect virtually all of our financing package and most of the other transactions under investigation to be completed before the European Commission finishes its investigation. Prior to the Commission’s decision, a third party has the right to challenge and seek suspension or reimbursement of any aid put into effect before clearance by the Commission before any competent court on the grounds that it constitutes “unlawful State aid.” We are not aware of any such challenges at this time.

If the European Commission determines that all or part of the French Republic’s contribution to the refinancing package or other transactions is incompatible State aid, it may require us to modify the refinancing package or such transactions to reduce the level of State aid, to return any incompatible State aid that we have already received, to cancel or rescind one or more of the transactions, to sell more assets or to undertake more restructuring. See “Main Risk Factors – The European Commission may find that elements of the recently negotiated refinancing package or other transactions we have entered into constitute State aid that may not be compatible with European Community law” – Section 3.1.”.

A decision of the European Commission may be appealed. In particular, the French State could appeal a decision before the Court of Justice of the European Communities, and we could challenge a decision before the Court of First Instance of the European Communities. A third party, if it has locus standi, could also appeal a favourable decision of the Commission.

3.2.4. Claims and proceedings linked to Royal Caribbean Cruises

In 1998, Cegelec (whose rights and obligations belong for the purposes of the proceedings described below to ALSTOM Power Conversion), and Kameva AB (now Rolls-Royce AB) decided to jointly design, manufacture, market and sell podded propulsion units, or pods, through a consortium arrangement. Pods are a technology used in electric propulsion for ships that can be used instead of conventional inboard propulsion motors and rudders. Pods are found within an integrated propulsion unit that is mounted underneath the hull of the ship.

To date, 39 pods have been delivered by the consortium, 25 of them to ALSTOM Marine/Chantiers de l’Atlantique. Chantiers de l’Atlantique has to date delivered nine cruise ships equipped with podded drives to four cruise operators. Between June 2000 and May 2002, Chantiers de l’Atlantique delivered four new cruise ships of the Millennium class to Celebrity Cruises, one of the brands of Royal Caribbean Cruises Ltd (“RCCL”).

A number of the vessels delivered to RCCL experienced technical problems with their pods, and, as a result, some of them had to be temporarily removed from service to be repaired in dry-dock. This occurred more than once with respect to certain of the ships. In one instance, a failure of the pods occurred during sea-trials of a ship, and as a result delivery of this ship was ultimately delayed. Differences regarding these issues led Chantiers de l’Atlantique to file a claim against Rolls Royce in the Tribunal de Commerce de Paris, which is pending.

We believe that technical problems with the pods have since been solved by ALSTOM Power Conversion, with respect to electrical failures, or Rolls-Royce, with respect to mechanical failures.

On 7 August 2003, RCCL and various RCCL group companies, including Celebrity Cruises, filed a lawsuit in the State Court of Miami, Florida, against Rolls-Royce plc, Rolls Royce AB, various U.S. members of the Rolls-Royce group, ALSTOM Power Conversion SA, ALSTOM Inc, ALSTOM Power Conversion Inc., Marine Service Partners Inc. and ALSTOM Marine US.

In this lawsuit, RCCL claims damages for a global estimated amount of approximately US$290 million for alleged misrepresentations in the selling of the pods, and negligence in the design and manufacture of the pods. ALSTOM and Rolls-Royce are strongly contesting this claim.

While we believe the RCCL complaint is without merit, we cannot currently predict the outcome. Any related adverse court decisions could have a material adverse impact on our financial condition and results of operations.

3.2.5. Investigation by the Prosecutor of Milan

During the first half of 2003, the public Prosecutor of the city of Milan, Italy began an investigation of certain power generation equipment manufacturers, including certain ALSTOM companies, and a government-owned Italian customer of ALSTOM, relating to alleged payments made to certain managers of that company in connection with the bidding on equipment purchase contracts. In connection with a contract entered into in June 2001, the Prosecutor has alleged that a third party working on behalf of ALSTOM made an illicit payment to managers of the Italian company concerned. To date, the Prosecutor has interviewed various ALSTOM employees, but has not brought formal charges against or indicted any ALSTOM group employees or companies. ALSTOM has fully co-operated with the Milan Prosecutor in this matter and intends to continue to do so.

There can be no assurance that these investigations will not have a negative effect with the Italian customer company concerned. Any adverse developments in connection with these investigations, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against the concerned ALSTOM companies or could otherwise have adverse effects including, without limitation, in relation to our ability to obtain governmentally-funded power related contracts or otherwise could materially impact our reputation and our business. ALSTOM has no knowledge of any wrong-doing by its employees in connection with alleged illegal payments.

3.2.6. Investigation relating to ALSTOM Transportation Inc.

On 30 June 2003, we announced that the Group was conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the New York facility of ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. Following receipt of these letters, the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

We also announced that the Group’s internal review had identified that losses had been significantly understated in the ATI accounts, in substantial part due to accounting improprieties. As a result an additional charge of € 73 million was recorded in ATI’s accounts for the year ended 31 March 2003 and was recorded in the Group’s consolidated financial statements approved by the General Meeting of Shareholders on 2 July 2003.

On 11 August 2003, we announced that we had been advised that the SEC had issued a formal order of investigation in connection with its earlier review.

We have fully co-operated with the SEC and the FBI in this matter and intend to continue to do so. The SEC’s investigation is ongoing, and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us, which could limit our ability to obtain governmentally-funded transportation contracts, or could otherwise materially negatively impact our business. Our management has spent, and may in future be required to spend, considerable time and effort dealing with the internal and external actions relating to ATI.

3.2.7. United States Putative Class Action Lawsuits

ALSTOM, and certain of its current and former officers, recently have been named as defendants in a number of purported shareholder class action lawsuits filed on behalf of various alleged classes of purchasers of American Depositary Receipts or other ALSTOM securities between various dates between 17 November 1998 and 30 June 2003. The actions seek to allege violations of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, on the basis of various allegations that there were untrue statements of materials facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the putative classes to purchase ALSTOM securities at artificially inflated prices. The allegations include both matters related to and unrelated to our restatement of the Consolidated Financial Statements for the fiscal year ended 31 March 2003. The plaintiffs seek, among other things, class action certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees. We intend to defend vigorously against these actions. (See also “Management Discussion and Analysis – Claims and legal proceedings”)

3.2.8. Other legal proceedings

ALSTOM has become a civil party to judicial proceedings being conducted by a judge of the Tribunal de Grande Instance (trial court) of Paris regarding allegations of an illegal payment approved by former senior officers of the company to government officials in connection with the transfer in 1994 of the headquarters of the Transport Sector. ALSTOM has elected to join the civil proceedings in order to seek recovery of any such payment.

It has been reported in the French press that a French association of minority shareholders, APPAC, has filed a criminal complaint with the Tribunal de Grande Instance of Paris, in accordance with French law, against an unspecified defendant. The complaint purportedly alleges that ALSTOM distributed false or deceptive information concerning its condition and future prospects. ALSTOM has not received official notice of this complaint and is unaware of any specific allegations it may contain.

Senior officials of ALSTOM have been interviewed by inspectors of the French Commission des opérations de bourse (the “COB”) in connection with the COB’s investigation regarding public disclosures by the Group and trading of ALSTOM shares since 31 December 2001. ALSTOM is co-operating fully with the COB in these inquiries. As of the date hereof, it is not possible to predict the outcome of such investigation with any certainty.

3.3. Insurance

Our policy is to purchase insurance policies covering risks of a catastrophic nature from insurers presenting excellent solvency criteria. The amount of insurance purchased varies according to our estimation of the maximum foreseeable loss. This estimate is made within the framework of industrial risk management audits for property damage that we conduct and depends on the evaluation of the maximum legal risk considering the various activities of our Group for our civil liability. In the future our ability to maintain adequate insurance coverage will depend on the available capacity in the insurance market. Following the events of 11 September 2001, the insurance industry is continuing to consolidate and insurers are generally reducing their exposure to any particular customer, increasing premiums, reducing insurance coverage and requiring higher deductibles. Our principal insurance policies expired at the end of calendar year 2002. After tendering of these policies on the insurance market, our main insurance policies have been renegotiated and new policies have been signed for a one year period expiring on 31 December 2003. The cover and the financial terms of these new policies are less favourable than those which we enjoyed in previous years. We can give no assurance that we will be able to renew these policies at their expiry under the same financial terms and to continue to procure the same scope of coverage which we have today.

The main risks covered by our main insurance policies are the following:

•	property damage and business interruption caused by fire, explosion, natural events or other named perils as well as machinery breakdown;

•	liability incurred because of damage caused to third parties by our operations, products and services, with customary exclusions and limits;

•	transit, covering transportation risks from start to discharge of goods at warehouse, construction site or final destination, with customary limits and exclusions; and

•	construction and installation, covering risks during execution of contracts, subject to certain customary conditions and declarations.

We are generally self-insured or are not insured against adverse events which are frequent but of relatively low value.

In addition, we purchase in the various countries where we are present, policies of insurance of a mandatory nature or to cover specific risks such as automobile or worker’s compensation or employer’s liability.

Our insurance policies, including limits on coverage and premiums, are described in greater detail below:

•	Property damage and business interruption:

–	The insurance programme covers accidental damage and consequent business interruption caused by fire, explosions, smoke, impact of vehicles and aircraft, storm, hail, snow, riot, civil commotion, water damage and natural events to industrial, commercial and administrative sites of the Group named in the policies.

–	The programme is in two layers, for an overall limit of € 500 million per event.

–	Sub-limits apply in particular for natural events (these sub-limits vary according to the insured sites and the type of events) for machinery breakdown and accidental events other than those named in the policy.

–	Coverage is subject to usual limitations and exclusions, in particular: war, civil war, terrorism, nuclear reaction, and certain natural events normally insured in national pools.

•	Civil liability incurred through operations or products:

–	The Group insurance programme covers the financial consequences of liability due to bodily injury, material or immaterial damage or loss caused to third parties because of our operations or products and services.

–	The programme has 4 layers of insurance for an overall limit of € 600 million per event and in annual aggregate.

–	Sub-limits apply in particular for financial loss and the cost of product recall.

–	The policy is subject to usual limitations and exclusions of policies of this type, in particular, war, nuclear reactions, work accidents, Directors and Officers liability, automobile liability, consequences of contractual obligations more onerous than trade practice, as well as damages caused by products such as asbestos, formaldehyde, lead, organic pollutants as well as those caused by toxic mould, magnetic fields and electronic viruses.

•	Transport insurance:

–	The policy covers damages to transported goods irrespective of the mode of transportation: sea, land or air, anywhere in the world; coverage is extended to war risks (however some territories are excluded).

–	The policy limit is € 70 million, sub-limits are applicable notably during storage at packers or sub-contractors.

–	The policy is subject to limitations and exclusions generally applicable to policies of this type.

The total amount of premiums paid for calendar year 2003 for the 3 types of insurance listed above was approximately € 66 million.

•	Damage during installation and construction:

–	A construction and installation policy covers damage to equipment being installed by the Company for contracts having values of less than € 100 million; this policy applies differently according to the Sectors of the Group and according to the countries involved.

–	The insurance limit is € 100 million; sub-limits apply.

–	The policy is subject to customary limitations and exclusions; in particular it excludes war, radioactive contamination and terrorism (except with respect to France).

–	The provisional premium for calendar year 2003 is €5 million; this premium will be adjustable in 2004 according to the actual level of activity in 2003.

–	Specific policies are put in place for contracts exceeding € 100 million in value or to cover contracts not covered in the above described policy. This is the case for insurance of vessels under construction at Chantiers de l’Atlantique.

4. Corporate Governance – Administrative and control bodies

4.1. Composition and functioning of the administrative and control bodies

Composition of the Board of Directors as at 17 November 2003

Patrick Kron

Chairman of the Board of Directors & Chief Executive Officer

Other directorships and positions: Until 2002, Mr Patrick Kron was Chief Executive Officer of Imerys and a Director of Carbone Lorraine, Chairman & Chief Executive Officer of Mircal (France), Chairman of Imerys USA, Inc. and of Imerys UK Limited, Chairman and Delegated Director of Plibrico International SA (Luxembourg), Chairman of Beirat de Plibrico GmbH (Germany), Member of the Supervisory Board of Treibacher Schleifmittel AG (Austria), and Director of C-E Minerals, Inc. (USA) and Timcal SA (Switzerland).

Jean-Paul Béchat

Director

Other directorships and positions: Mr Jean-Paul Béchat is Chairman and CEO of Snecma. He is a member of the Board of Directors of Messier-Dowty International Ltd, Natexis Banques Populaires and SOGEPA. He is Honorary Chairman of GIFAS. He has been appointed by the French Government as a member of the “General Council for Armaments”. He was a member of the Board of Directors of France Telecom until February 2003, and Chairman of AECMA until October 2002.

Candace Beinecke

Director

Other directorships and positions: Mrs Candace Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as a Director of Arnhold & S. Bleichroeder Advisors, and of LLC First Eagle Funds, USA, the successor to First Eagle and First Eagle SoGen Funds on whose boards she served until their merger in 2002. Ms. Beinecke also serves as a Director of the Partnership for New York City.

Georges Chodron de Courcel

Director

Other directorships and positions: Mr Chodron de Courcel is a Chief Operating Officer of BNP Paribas. He is also a Director of Bouygues and Nexans, a non voting Director of Scor and a member of the Supervisory Board of Lagardère.

James B. Cronin

Director

Other directorships and positions: Mr James B. Cronin is a Director of ALSTOM SA (Proprietary) Limited.

Klaus Esser

Director

Other directorships and positions: Dr. Klaus Esser is a partner in General Atlantic Partners LLC. He is Chairman of the Supervisory Board of Apollis AG and of Ixos Software AG. He is a member of the Supervisory Board of Compugroup AG, GWI AG and Convisual AG.

Gérard Hauser

Director

Other directorships and positions: Mr Gérard Hauser is Chairman and Chief Executive Officer of Nexans. He is a member of the Board of Directors of Aplix, Faurecia, Electro Banque and Liban Cables.

George Simpson

Director

Other directorships and positions: Lord Simpson is Director of Nestlé S.A and of Triumph Inc. He was a Director of Halifax Bank of Scotland plc until May 2002.

Sir William Purves resigned from his position as Director of ALSTOM with effect as from 28 July 2003.

It will be proposed to the Ordinary and Extraordinary General Meeting called for 18 November on second notice, to approve the appointment of Mr James William Leng as Director for a period of 4 years, i.e. until the end of the Ordinary General Meeting called to consider the accounts of the fiscal year ending 31 March 2007.

4.2. Committees of the Board of Directors

In addition to the description of the committees of the Board of Directors shown on p. 185 and following of the Reference Document, ALSTOM provides the following additional information on the operation of the Audit Committee and the Nominations and Remuneration Committee as well as a description of the Disclosure Committee.

The Audit Committee

The general purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the completeness, quality, accuracy and truthfulness of the financial statements of the ALSTOM and other related financial information or reports provided to the shareholders, the public and stock exchange authorities; (ii) the ALSTOM’s compliance with legal and regulatory requirements; (iii) the performance of the ALSTOM’s internal audit function; and (iv) the ALSTOM’s system of internal controls and accounting and financial reporting processes generally.

In fulfilling its role, the Committee has the following duties:

–	to review the scope of consolidation and examine all draft financial statements and related reports which will be submitted to the Board of Directors for approval and to discuss them with management and the external auditors;

–	to review with management and external auditors the generally accepted accounting principles used in the preparation of the accounts including appropriateness of current and alternative applications of accounting principles and any change in accounting principles, methods or rules;

–	to review a report on critical accounting policies and other key issues and decisions related to financial statements and related reports, and other material written communications between the external auditors and the management;

–	to examine the management report on risks (including litigation risks) and significant off-balance sheet commitments and contingencies;

–	to review with external auditors the scope and results of their audit and work performed, as well as any comments and suggestions they may have relating notably to internal controls, accounting practices and the internal audit programme;

–	to review and evaluate at least annually the internal control procedure for financial reporting contributing to the preparation of the accounts, including the system of risk assessment and risk management and the organisation and functioning of internal audit; and

–	to review and control the external auditor selection process and recommend to the Board of Directors on their appointment or renewal, to express an opinion on the amount of fees proposed to be paid to the external auditors by ALSTOM, to give prior authorisation of missions and fees for any non audit services directly complementary to the audit of the accounts and to ensure external auditors independence.

The Committee may also perform any other activities as the Committee or the Board of Directors deems necessary or appropriate. The Committee may seek any external assistance it may deem necessary.

The Nominations and Remuneration Committee

Sir William Purves was the Chairman of the Nominations and Remuneration Committee until his retirement from the Board of Directors effective 28 July 2003. The appointment of a new member and Chairman of the Nominations and Remuneration Committee will be reviewed by the Company. The Nominations and Remuneration Committee is responsible for reviewing and making recommendations or proposals to the Board of Directors on the following:

–	whether or not the roles of Chairman of the Board of Directors and Chief Executive Officer are unified or separated;

–	the nomination (and revocation) of the Chairman of the Board of Directors and of the Chief Executive Officer;

–	the nomination of new Directors, including in case of vacancy; in particular the Nominations and Remuneration Committee must organise an appropriate procedure for selecting independent Directors and must itself make its own independent research on potential candidates prior to their being approached;

–	the nomination (and revocation), upon proposal of the Chief Executive Officer, of any other mandataires sociaux of ALSTOM and members of the Executive Committee;

–	the succession plans for the mandataires sociaux of ALSTOM;

–	the application by ALSTOM of Corporate Governance practice and the Board of Directors and Committees composition (including the Nominations and Remuneration Committee) and functioning;

–	the ALSTOM’s definition of an “independent Director” and the list of independent Directors to be inserted in each ALSTOM’s annual report;

–	the compensation (fixed and variable) to be paid to each of ALSTOM’s mandataires sociaux, including compensation and benefits of any kind (including pension and termination benefits) also paid to them by the companies belonging to the Group. The Nominations and Remuneration Committee must in particular review and define the rules for determining the variable part, must ensure its coherence with the annual performance evaluation and the strategy of ALSTOM, and thereafter assess annually the implementation of these rules;

–	ALSTOM’s general policy relating to stock option plans including the granting, timing and frequency, and any stock option plans to be proposed, including the proposed beneficiaries;

–	ALSTOM’s general policy relating to employee share purchase schemes, and any schemes to be proposed;

–	the Directors’ fees (jetons de présence) and their granting conditions.

The Nominations and Remuneration Committee may decide whether, upon proposal of the Chief Executive Officer, it defines the compensation and benefits of all or part of the members of the Executive Committee, including principles and criteria used for their annual performance evaluation, in particular those for determining their variable part of the remuneration, or whether it will just be informed of these.

The Nominations and Remuneration Committee must also develop and recommend to the Board of Directors for its approval, a formal process for evaluating the functioning of the Board of Directors and its Committees to be implemented at least every three years and, without the presence of the Director concerned, prepare the annual performance evaluation of the Chairman of the Board of Directors and of ALSTOM’s mandataires sociaux based on the principles applied to and criteria used for other Senior Corporate Executives of ALSTOM.

The Nominations and Remuneration Committee may perform any other related activities as the Committee or the Board of Directors deems necessary or appropriate.

The Disclosure Committee

The Disclosure Committee’s mission is to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility under applicable law for evaluation of the effectiveness of ALSTOM’s Disclosure Controls and Procedures (as defined below) and for oversight of ALSTOM’s efforts to assure accuracy and timeliness of ALSTOM’s regulatory filings and public disclosures by being responsible for the following tasks, in each case subject to the supervision of the Chief Executive Officer and the Chief Financial Officer:

–	design, for the approval of the Chief Executive Officer and Chief Financial Officer, of the initial controls and other procedures (including to the extent appropriate those controls and procedures previously used by ALSTOM) to assure (i) that information required by ALSTOM to be disclosed to investors and the French Commission des opérations de bourse (COB), Euronext Paris, the SEC, the New York Stock Exchange (NYSE), the UK Listing Authority (UKLA) and the London Stock Exchange (LSE), as well as other written information that ALSTOM discloses to the investment community, is recorded, processed, summarised and reported on a timely basis, and (ii) that adequate and appropriate information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such disclosure (“Disclosure Controls and Procedures”);

–	as appropriate, but at least twice per fiscal year, review the Disclosure Controls and Procedures and make such recommendations for revisions thereto to the Chief Executive Officer and the Chief Financial Officer, as the Disclosure Committee deems appropriate;

–	review the contents of ALSTOM’s reference document, Annual Report to the SEC on Form 20-F, and any other required filings with the COB, SEC, NYSE, UKLA or LSE containing material financial and other information that could have an impact on ALSTOM’s share price;

–	evaluate the effectiveness of ALSTOM’s Disclosure Controls and Procedures within 90 days preceding filing with the SEC of ALSTOM’s Annual Report on Form 20-F;

–	report, in writing or in person by a delegated subgroup, to the Chief Executive Officer and Chief Financial Officer with respect to the Disclosure Committee’s evaluation of the effectiveness of the Disclosure Controls and Procedures including reporting on any significant deficiencies therein;

–	report to the Chief Executive Officer and Chief Financial Officer any fraud, whether or not material, that comes to the attention of the Committee that involves management or other employees who have a significant role in ALSTOM’s internal controls;

–	review its charter annually and make such recommendations to the Chief Executive Officer and Chief Financial Officer regarding proposed changes as it deems appropriate; and

–	such other responsibilities as the Chief Executive Officer and Chief Financial Officer may assign to it in writing from time to time, such other responsibilities to be added to its charter by amendment.

Each of ALSTOM’s Sectors is also required to establish a Sector Disclosure Committee which: (i) review drafts of all portions of ALSTOM Disclosures (as defined above) that relate to its Sector’s activities and operations (financial and otherwise), with a particular focus on information to be disclosed in the “Management Discussion and Analysis” sections, and (ii) evaluate the effectiveness of the operation of the Disclosure Controls and Procedures within its Sector. Each Sector Disclosure Committee shall report to the Disclosure Committee, either directly or through its representative on the Disclosure Committee, as to the results of its review of ALSTOM Disclosures applicable to its Sector, and as to its evaluation of the effectiveness of the operation of the Disclosure Controls and Procedures within its Sector.

Each Sector Disclosure Committee has full discretion to determine the manner in which it conducts its affairs and performs the roles assigned to it in the charter of the Audit Committee and in the Disclosure Controls and Procedures to be designed by the Audit Committee and implemented by the Chief Executive Officer and Chief Financial Officer.

4.3. Compensation of Executive and Non-Executive Directors and Members of the Executive Committee

The following information is given in addition to the elements shown on pages 188 to 191 of the Reference Document.

By a letter dated 14 August 2003, Mr Pierre Bilger informed ALSTOM’s Board of Directors that he would waive his contractual termination entitlements, as well as any form of remuneration due after 11 March 2003 (i.e. a total gross amount of € 4.1 million) and has repaid the amounts received in this respect.

The overall amount of the gross remuneration due to the members of the Executive Committee by the Company and the companies controlled by the Company within the meaning of Article L.233-16 of the French Commercial Code in respect of fiscal year 2003 amounted to € 4,676,113. The fixed portion represents € 3,254,410 (9 members of the Executive Committee concerned as at 31 March 2003) and the variable portion linked to the results of fiscal year 2003 (which will be paid during the fiscal year 2004 represents € 1,421,703 (9 members of the Executive Committee concerned as at 31 March 2003).

4.4. Employee statutory profit sharing agreements – Employee profit sharing plan – Company savings scheme

All the French subsidiaries of the Group to which the French law of 7 November 1990 applies have entered into employee profit sharing agreements. The amounts paid in respect of the statutory employee profit sharing scheme over the last five years are as follows :

	Fiscal year ending 31 March
	1999	2000	2001	2002	2003
	(in millions of €)
Employee statutory profit sharing agreement	29	30	25	5	18

As of today, approximately ten French subsidiaries have entered into a profit sharing plan. The amounts paid in respect of profit sharing plans during the last five years are as follows :

	Fiscal year ending 31 March
	1999	2000	2001	2002	2003
	(in millions of €)
Employee profit sharing plan	12	9	9	13	15

5.     Recent developments and perspectives

Recent developments

Significant orders

Since 30 September 2003 we have observed encouraging signs of an upturn in order intake, with some € 1,400 million of orders received or signed1 up to the end of October 2003, of which the Transport Sector accounts for some € 700 million.

Some examples of the orders secured to 14 November 2003 are set forth below:

•	An order for the supply of the electromechanical lot for the Merowe dam on the River Nile, for the Ministry of Irrigation and Water Resources of the Republic of Sudan. The contract amount is in excess of € 250 million. ALSTOM will supply 10 turbogenerators (125 MW each), the control system, the electrical engineering for the whole system, assembly and commissioning of the project.

•	An order from Rete Ferroviaria Italiana (RFI) for railway systems and infrastructures for a line between Milan and Bologna amounting to € 65 million, of which ALSTOM’s share amounts to € 39 million.

•	An order issued by Société nationale des chemins de fer belges (SNCB – Belgian Railways) to a joint venture consisting of ALSTOM and Siemens for a framework contract to supply control and signaling equipment. The total contract amount is € 116 million. ALSTOM’s share, which will supply the interlocking equipment from its SMARTLOCK range, is € 76 million. Siemens is in charge of project management, and will supply the electronic control stations; its share is € 40 million.

•	A € 43 million order for a plant for the desulphurisation of smoke by the use of sea water for Tanjung Bin, in Malaysia.

•	A € 40 million order for the conversion of a fuel oil/gas boiler to bituminous coal for GKM.

•	A € 40 million steam turbine order for Callaway, Montana (U.S.A.).

North East Corridor

During the half-year ending 30 September 2003 and following the AGM of 2 July 2003, the Group identified and booked provisions for additional losses on contracts following the re-estimation of the costs to complete of some ALSTOM Transportation Inc. contracts. The additional provisions relate in particular to two North East Corridor (NEC) contracts. With regard to these two manufacturing and maintenance contracts, all the parties agreed to enter a mediation phase from June 2003 onwards. On 12 November 2003 we were notified that no outcome had been reached in the mediation concerning the NEC contracts; the dispute is therefore likely to continue.

European Commission

On 8 November 2003, the European Commission published in the Official Journal of the European Communities, as it had announced in September 2003, the formal opening of the review procedure to determine whether the financing agreement signed with the French State in September 2003 is compatible with the rules of the European Union.

In an initial notification in August 2003 concerning participation in the ALSTOM refinancing plan, the French State provided the European Commission with certain figures from our business plans for the coming three years; some of these figures may have been included in the European Commission publication. However, these figures were based on the initial financing plan of August 2003, which was modified in September. The

1	Orders signed are those for which the contract or a letter of intent has been signed, but which have not yet been recorded in our order backlog either because the contract is not yet in force or because the customer down payment has not yet been received.

figures moreover correspond to only one of the scenarios that we are considering. Taken out of context and independently of the assumptions on which they are based, we cannot consider these figures to be our own set targets.

Accident at Chantiers de l’Atlantique

A tragic accident occurred at Chantiers de l’Atlantique on 15 November 2003. A footbridge between the quayside and the cruise ship, the Queen Mary 2, collapsed causing the people on the bridge to fall. The provisional toll as of 16 November is 15 deaths and many injured. The Chairman and CEO of ALSTOM was at the scene immediately afterwards; all necessary measures have been taken to care for the victims and their families.

Judicial and internal investigations are under way to determine the causes of this unprecedented accident at Chantiers de l’Atlantique. Our activities at Saint-Nazaire, as at all our other sites, are covered by third party liability insurance. As things stand today, we do not expect this tragic event to have any impact on the delivery date of the Queen Mary 2.

Future prospects

We expect our markets to remain generally depressed over the coming months. Prospects of an upturn in the power generation equipment and cruise ship sectors are uncertain both in a short and medium term perspective. On the other hand, we think that the transport market should remain strong. Sales are likely to continue to decline over the second half of fiscal year 2004 compared with 2003 because of the low level of orders received during 2003, particularly in the power sector. We do however expect the economic conditions to improve, and this should lead in the medium to long term to an increase in demand for new equipment and for services. We also expect that the financing plan announced in September 2003 will have a positive impact on our commercial prospects.

The current situation of our markets, the implementation of our refinancing plan and the extent of its impact on our operations make it difficult to forecast our future financial results. For our internal planning purposes, we have set a certain number of financial targets which are set forth below:

Targets for fiscal year 2004

We expect that fiscal year 2004 will not be satisfactory either in terms of net income or cash flow, because of difficult markets and the impact over the first half-year of financial uncertainties on our operations. On a comparable basis (as T&D must be removed from the scope of consolidation at the start of 2004), our target is to achieve a higher level of orders in the second half-year than was recorded in the first. We hope to take orders for the current fiscal year of between € 14 billion and € 15 billion², with sales of about € 17 billion.

Our operating margin target is between 2% and 2.5% for the whole year, with an operating margin target for the second half-year in line with that of the first, before taking into account specific charges identified on Transport contracts and a boiler supply contract in the United States.

The free cash flow for fiscal year 2004 should be strongly negative. Our estimate is currently a negative amount in the order of € 800 million to € 1,000 million, mainly because of net expenses relating to the GT24/GT26 gas turbines, estimated at around € 800 million for the whole fiscal year.

2	Under the terms of our refinancing plan, we agreed to supply our creditor banks with our business plans for the coming three years. These business plans are based on several order taking scenarios. Some press reports have referred to certain order and sales figures taken out of context without reference to the assumptions on which they are based. When we announced our results up to 30 September 2003, we confirmed that we were expecting orders in fiscal year 2004 to be between € 14 billion and € 15 billion. For subsequent fiscal years, we cannot give any reliable forecasts.

Medium-term targets

We have set ourselves the target of achieving consolidated net sales of over € 15 billion (excluding our Industrial Turbines and T&D Businesses) and an operating margin of 6% by the end of fiscal year 2006, thus enabling the Group to return to profitability. Our ability to achieve these targets depends on the results of our restructuring and cost-cutting plan (our objective is to save about € 500 million on an annual basis from fiscal year 2006 onwards), an upturn in activity for our Power Turbo-Systems Sector and the necessary reduction of its capacity and workforce, the definitive resolution of the GT24/GT26 gas turbine problem, the setting up of our financing plan, the improvement of the operating margin of the Transport sector with a target set at 7%, and a gradual migration of our business portfolio towards after-sales services and maintenance, which are more profitable. The actions we are implementing in connection with our action plan announced on 12 March 2003 for each Sector to achieve this target are as follows:

•	Power Turbo-Systems: major restructuring plans are under way to adapt our industrial capacity to the market turnaround and eliminate loss-making elements in this Sector, in particular by definitively resolving the problems encountered on GT24/GT26 gas turbines and by reducing our exposure on turnkey power plants.

•	Power Service: we consider that this market should continue growing, and that we can build up our service activities on our fleet, while also targeting certain opportunities on other fleets. We also plan to build up the service activity on the fleet of GT24/GT26 gas turbines. We hope to be able to maintain or improve our margin by cost-cutting actions (quality improvement, sourcing cost reduction, savings on overheads) and by migrating our business portfolio towards more profitable operations.

•	Power Environment: our action plan consists mainly of grasping growth opportunities on certain targeted markets such as environmental control or small-scale hydraulic projects, and of taking advantage of the widespread growth of the Asian market, and China in particular. We hope to be able to maintain our margin at its current level by cost-cutting actions (restructuring, quality improvement, sourcing cost reduction) and by improving our business portfolio.

•	Transport: sales should grow in view of the large order backlog, representing 36 months of sales as of 30 September 2003. Our target is to achieve an operating margin of 7% through improvements in the execution of contracts, restructuring those of our plants that have surplus capacity, and plans for reducing overheads.

•	Marine: we are working to rebuild our order backlog by taking orders for cruise ships and other complex high value added vessels, and have set ourselves the target of maintaining the profitability of the shipyards by adapting their production capacity if necessary.

We have also set internal targets concerning free cash flow and economic debt. We estimate that our free cash flow should be negative up to the end of fiscal year 2005, and we currently estimate that aggregate free cash flow will be about € (1 200) million over fiscal years 2004 and 2005. These figures allow for the cash out linked to the GT24/GT26 gas turbines, which will continue into the second half of fiscal year 2004 and in fiscal year 2005, and substantial restructuring costs. Our target is to achieve a positive free cash flow by fiscal year 2006.

Our target is to reduce our economic debt to below € 2.5 billion between now and March 2005 (on the basis of the current definition, before any change in accounting standards), in particular by continuing our disposals programme and implementing the financing plan described above.

These developments are “forward-looking” and as such are subject to uncertainties. The success of our strategy, our action plan, our sales, our operating margin and our financial position may differ greatly from the goals and objectives set out above, if any of the risks described in the section entitled “Main Risk Factors”, or any other risk, should materialise.

6.     Person assuming responsibility for the update of the Reference Document and persons responsible for auditing the financial statements

6.1. Person assuming responsibility for the update of the Reference Document

Patrick Kron : Chairman of the Board of Directors and Chief Executive Officer

6.2. Opinion of the person assuming responsibility for the update of the Reference Document

“To my knowledge the information contained in the Reference Document and this update is accurate ; it contains all information necessary to an investor to evaluate the assets, the activities, the financial situation, the results of operations and the prospects of ALSTOM. There is no other information the omission of which would alter the scope thereof”.

Paris, 17 November 2003

The Chairman of the Board of Directors and Chief Executive Officer

Patrick Kron

6.3. Persons responsible for auditing the financial statements

Statutory Auditors

Barbier Frinault & Autres, Ernst & Young

Represented by Mr. Gilles Puissochet

41, rue d’Ybry, 92 576 Neuilly-sur-Seine

–	Appointed by the Ordinary General Meeting of 26 March 1998, mandate renewed by the Ordinary General Meeting of 2 July 2003.

–	Mandate of six fiscal years expiring at the end of the Ordinary General Meeting called to deliberate on the accounts for fiscal year ending 31 March 2009.

Deloitte Touche Tohmatsu

Represented by Mr. Alan Glen

185, avenue Charles-de-Gaulle, 92 203 Neuilly-sur-Seine Cédex

–	Appointed by the Ordinary General Meeting of 26 March 1998, mandate renewed by the Ordinary General Meeting of 2 July 2003.

–	Mandate of six fiscal years expiring at the end of the Ordinary General Meeting called to consider the accounts for fiscal year ending 31 March 2009.

Deputy auditors

Pascal Macioce

41, rue d’Ybry, 92 576 Neuilly-sur-Seine

–	Appointed by the Ordinary and Extraordinary General Meeting of 2 July 2003.

–	Mandate of six fiscal years expiring at the end of the Ordinary General Meeting called to deliberate on the accounts for fiscal year ending 31 March 2009.

BEAS (SARL)

7-9, villa Houssay, 92 954 Neuilly-sur-Seine

–	Appointed by the Ordinary and Extraordinary General Meeting of 2 July 2003.

–	Mandate of six fiscal years expiring at the end of the Ordinary General Meeting called to deliberate on the accounts for fiscal year ending 31 March 2009.

6.4. Opinion of the persons responsible for auditing the financial statements

(Free translation of a French language original prepared for convenience purposes only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report – of which a translation is presented in this document for convenience only – are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

As statutory auditors of ALSTOM and pursuant to Rule 98-01 of the Commission des Opérations de Bourse and professional standards applicable in France, we have performed certain procedures on the information contained in the “Reference Document” filed with the COB under number D.03-0814, and the update included with this report

The Chairman and CEO of ALSTOM is responsible for the preparation of these documents. Our responsibility is to report on the fairness of the information presented in these documents relating to the financial situation and the financial statements.

We performed certain procedures on the “Reference Document” dated 27 May 2003, and based on the procedures performed, we had no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the “Reference Document”.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we determine whether any post balance sheet event would cause us to believe the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which no update has been made, included in the “Reference Document” was not appropriate.

Those standards also require that we assess the fairness of the information presented in the update of the “Reference Document” relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the update of the “Reference Document” in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

We have audited in accordance with professional standards applicable in France the statutory and the consolidated financial statements of the Company prepared in accordance with accounting principles generally accepted in France for each of the fiscal years ended March 31, 2001 and 2002, approved by the Board of Directors. We expressed an unqualified opinion on such financial statements. The statutory and the consolidated financial statements for the year-ended March 31, 2003 approved by the Board of Directors modified on proposal of the Board of Directors on July 2, 2003 and adopted by the Annual General Meeting of the same day, and which have been subject by us to an audit in accordance with professional standards applicable in France, have been issued with an unqualified opinion on such financial statements.

In the reports on the statutory and consolidated financial statements of the Company for the year ended 31 March 2003, without qualifying our opinion, we drew attention to the Notes 1 – “Basis of preparation of the statutory accounts” and 1 (b) – “Basis of preparation of the consolidated accounts” which highlight the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve the statutory and consolidated financial statements.

In our supplementary report to our report dated 14 May 2003, dated 2 July 2003, without qualifying our opinion, we have made the following observations:

“We draw attention to the main modifications to the consolidated accounts approved on 13 May 2003 by the Board of Directors: compared to the accounts approved on 13 May 2003, the principal changes are a reduction of shareholders’ equity from € 805m to € 758m, an increase of the loss of the year from € 1,381m to € 1,432m and a reduction of the operating result of Transport Sector from € 49m (positive) to € 24m (negative).

“We draw attention to the fact that in his presentation of 2 July 2003 to the Annual Shareholders’ Meeting, the Chairman updated the shareholders on the action plan related to the indebtedness, financing and progress made on the asset disposal plan of the Company. The successful completion of this plan is essential to the debt reduction programme. We have indicated that if these plans were to suffer from a significant, unfavourable outcome, which the Company does not expect, the application of accounting principles generally applicable where the going concern principle is applicable might no longer be appropriate.”

Pursuant to article L. 232-7 of the French Commercial Code (Code de commerce), we have reviewed the interim consolidated financial statements of ALSTOM (“the Group”) covering the period from 1 April 2003 to 30 September 2003 which have been reviewed by us in accordance with professional standards applicable in France. The interim consolidated financial statements are the responsibility of the board of directors. We have issued a report with an unqualified opinion on such financial statements.

In our report on the interim consolidated financial statements, we have made the following matters of emphasis:

We draw your attention on the fact the accompanying interim consolidated financial statements have been prepared assuming that ALSTOM will continue as a going concern. ALSTOM has incurred significant operating losses and a high level of indebtedness as a result of which its ability to meet its financial needs depends on the successful execution of its action plans. As part of these action plans and as explained in Note 19, ALSTOM has reached agreement with its banks and with the Republic of France, the implementation of which depends on certain future events set out in Note 19 and Note 14. The accompanying interim consolidated financial statements do not include any adjustments to assets and liabilities, in particular goodwill, other intangible assets and deferred tax assets that are stated on the balance sheet as of 30 September 2003 for, respectively, € 3,931, 974 and 1,884 million (see Notes 7, 8 and 6), that may possibly result from a negative outcome to the uncertainty related to going concern arising through the matters described above.

We draw also your attention on the fact as set out in Note 6, independent of the success of the action plans, the capacity of ALSTOM to continue to support the carrying value of its deferred tax assets depends on the Group’s ability to generate an adequate level of taxable income over the coming years.

The pro forma financial statements covering the periods from 1 April 2002 to 31 March 2003 and from 1 April 2003 to 30 September 2003, are the responsibility of the Chairman of the Board of Directors and have been reviewed by us in accordance with professional standards applicable in France. Based on our review, nothing has come to our attention that causes us to believe the conventions used do not constitute a reasonable basis for presenting the effects of the disposal of the Small and Medium gas turbines and Industrial turbines to Siemens and of the disposal of the Transmission & Distribution Sector (except the Power Conversion Business)

to Areva in the pro forma financial statements covering the period from 1 April 2002 to 31 March 2003 and from 1st April 2003 to 30 September 2003. The figures are appropriate and the accounting methods used are consistent with those followed in preparing the consolidated financial statements as at 31 March 2003 and the interim consolidated financial statements as at 30 September 2003.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the “Reference Document” and its update.

Neuilly-sur-Seine, 17 November 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES	DELOITTE TOUCHE TOHMATSU
ERNST & YOUNG

Gilles Puissochet	Alan Glen

ANNEXES

Annex 1

Consolidated financial statements at 31 March 2003 incorporating the amendments proposed by the Board of Directors and approved by the General Meeting of Shareholders held on 2 July 2003

Annex 2

Operating and financial review and prospects updated by the Board of Directors

Annex 3

Other modified pages

Annex 4

Table of subsidiaries and investments of ALSTOM at 31 March 2003

*	Consolidated financial statements at 31 March 2003 incorporating the amendments proposed by the Board of Directors and approved by the General Meeting of Shareholders held on 2 July 2003. Amendments are underlined hereafter.

ANNEX 1 – CONSOLIDATED FINANCIAL STATEMENTS*

Contents

Consolidated financial statements

Statutory auditors’ report	p. 2

Consolidated income statements	p. 5

Consolidated balance sheets	p. 6

Consolidated statements of cash flows	p. 7

Consolidated statement of changes in shareholders’ equity	p. 8

Notes to the consolidated financial statements	p. 9

Consolidated financial statements

Statutory auditors’ report

Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

STATUTORY AUDITORS’ REPORT

Consolidated financial statements

Year ended 31 March 2003

To the shareholders of ALSTOM,

In accordance with our assignment as statutory auditors by your Annual General Meeting, we hereby report to you, for the year ended 31 March 2003 on the audit of the accompanying consolidated financial statements of ALSTOM, reported in euros.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 March 2003 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw attention to Note 1(b)—“Basis of preparation of the consolidated financial statements” which highlights the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve the consolidated accounts.

We have also performed the procedures required by law on the Group financial information given in the management report of the Board of Directors. We have no comment to make as to the fair presentation of this information, nor its consistency with the consolidated financial statements.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	DELOITTE TOUCHE TOHMATSU
Gilles Puissochet	Alain Pons

Consolidated financial statements

Statutory auditors’ report

Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

SUPPLEMENTARY REPORT OF THE STATUTORY AUDITORS TO THE REPORT DATED 14 MAY 2003 ON THE CONSOLIDATED AND COMPANY ACCOUNTS

(Annual General and Extraordinary Meeting—2 July 2003)

To the Shareholders,

Our reports on the consolidated and company accounts, without qualification were issued on 14 May 2003 within the legal time limits after the Board Meeting and are set out on pages 91 and 163 respectively of the Reference Document.

Subsequent to the approval of the accounts by the Board and as mentioned in the press release of the Company issued on 30 June 2003, accounting improprieties were uncovered in ALSTOM TRANSPORTATION INC., a US unit of the Transport Division, leading to the booking of an additional charge in the year ending 31 March 2003 relating to a contract in progress expected to be completed in fiscal year 2004/05. These losses are estimated at €73m, (€51m, net of tax) on the basis of information available today. They were judged by the Board to be of sufficient importance to ask you to approve modifications to the consolidated accounts. The company accounts do not require modification, as the subsidiary’s carrying value is not impaired.

Compared to the accounts approved on 13 May 2003, the principal changes you are requested to approve will reduce shareholders’ equity from €805m to €758m and will increase the loss of the year from €1,381m to €1,432m. The operating result of Transport Sector will reduce from €49m (positive) to €24m (negative).

Moreover, our reports issued on 14 May 2003 drew your attention to Note 1b to the consolidated accounts and Note 1 of the statutory accounts entitled “Basis of preparation of the accounts” setting out the fundamental principles and assumptions and certain other information used by the Board of Directors to establish the accounts, including the anticipated success of the action plan announced by the Chairman in March 2003.

In his presentation of 2 July 2003 to the Annual Shareholders’ Meeting, the Chairman updated you on the action plan related (*) to the indebtedness, financing and progress made on the asset disposal plan of the Company. The successful completion of this plan is essential to the debt reduction programme. If these plans were to suffer from a significant, unfavourable outcome, which the Company does not expect, the application of accounting principles generally applicable where the going concern principle is applicable might no longer be appropriate.

Neuilly-sur-Seine, 2 July 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	DELOITTE TOUCHE TOHMATSU
Gilles Puissochet	Alain Pons

(*) Extracts from the Chairman’s presentation related to the action plan are presented in appendix to this report

Consolidated financial statements

Statutory auditors’ report

Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Appendix to the supplementary report by ALSTOM’s statutory auditors to the report dated 14 May 2003 on the consolidated and company accounts

(Annual General and Extraordinary Meeting—2 July 2003)

Extracts from the Chairman’s presentation related to the current status of the action plan

“The free cash flow for the first two months of fiscal year 2003/2004, the June accounts being not available, as today’s date is 2 July, is in line with our initial forecasts. The update for the coming months does not lead us to modify the substance of the financing of the action plan.”…

… “During fiscal year 2002/2003, the proceeds generated by real estate disposals amounted to €267m, plus €138m generated just after the year-end date, which gives total real estate proceeds of €405m. An additional €200m is expected to be realised within the next months.

In term of industrial assets, we announced at the end of April the disposal of our Industrial Turbines businesses for total net proceeds of €950m: this transaction is a significant step in our disposal programme. What is the current status of this transaction? A first step has already been completed with the disposal of the small gas turbines activities, and more than an half of the proceeds have been received. Regarding the second step of this transaction, a study is currently being performed by the authorities, and we are waiting an answer in the next days, either approval, or a decision to proceed to additional and more in depth study. We have also realised €150m gross proceeds through the disposal of our insurance company and activities in South Africa. As of today, the total of disposals already realised or in progress amounts to €1,500m. Regarding the disposal process for our Transmission & Distribution Sector, we are currently receiving final offers from bidders. We have just received such an offer last night, and we will study it during the coming days. It is on the basis of this study, plus potential additional offers which may be received in the coming days, that we will decide of the continuation of this process. I just want to draw your attention to the fact that the success of this disposal programme is of course essential to our plan to reduce the group’s indebtedness.”…

…”Regarding the strengthening of our financial position, we have obtained late April, the full support of our main banks which have provided us with more than €1,000m of credit lines, through the change of maturity of a €475m line and a €600m bridge loan, provided in connection with the disposals in progress. The financial covenants of the credit lines were revisited at this occasion and those new covenants are detailed in the Notes to the financial statements.

Our bankers also confirmed to us that they will put in place a multi-month bonding facility, covering the needs of the group, this facility is, of course, very important for our activity.”

Consolidated financial statements

Consolidated income statements

Consolidated financial statements

CONSOLIDATED INCOME STATEMENTS

		× Year ended 31 March ➢
In € million	Note	2001 (*)	2002 (*)	2003

SALES		24,550	23,453	21,351

Of which products		17,569	17,541	16,374

Of which services		6,981	5,912	4,977

Cost of sales		(20,428)	(19,623)	(19,187)

Of which products		(14,761)	(15,141)	(15,504)

Of which services		(5,667)	(4,482)	(3,683)

Selling expenses		(1,140)	(1,078)	(970)

Research and development expenses		(629)	(575)	(622)

Administrative expenses		(1,202)	(1,236)	(1,079)

OPERATING INCOME (LOSS)		1,151	941	(507)

Other income (expenses), net	(4)	(165)	(390)	(555)

Other intangible assets amortisation	(8)	(55)	(64)	(67)

EARNINGS BEFORE INTEREST AND TAX		931	487	(1,129)

Financial income (expense), net	(5)	(207)	(294)	(270)

PRE-TAX INCOME (LOSS)		724	193	(1,399)

Income tax (charge) credit	(6)	(174)	(10)	263

Share in net income (loss) of equity investments		(4)	1	3

Dividend on redeemable preference shares of a subsidiary		—	(14)	—

Minority interests		(37)	(23)	(15)

Goodwill amortisation	(2 & 7)	(305)	(286)	(284)

NET INCOME (LOSS)		204	(139)	(1,432)

Earnings per share in Euro

Basic		0.9	(0.6)	(5.4)

Diluted		0.9	(0.6)	(5.4)

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated financial statements

Consolidated balance sheets

CONSOLIDATED BALANCE SHEETS

		× At 31 March ➢
In € million	Note	2001 (*)	2002 (*)	2003

ASSETS

Goodwill, net	(7)	5,310	4,612	4,440

Other intangible assets, net	(8)	1,187	1,170	1,168

Property, plant and equipment, net	(9)	2,788	2,788	2,331

Equity method Investments and other investments, net	(10)	323	301	245

Other fixed assets, net	(11)	1,301	1,326	1,294

Fixed assets, net		10,909	10,197	9,478

Deferred taxes	(6)	1,088	1,486	1,831

Inventories and contracts in progress, net	(12)	6,049	5,593	4,608

Trade receivables, net	(13)	7,029	4,730	4,855

Other accounts receivables, net	(15)	2,816	3,304	2,265

Current assets		15,894	13,627	11,728

Short term investments	(17)	496	331	142

Cash and cash equivalents	(18)	2,524	1,905	1,628

TOTAL ASSETS		30,911	27,546	24,807

LIABILITIES

Shareholders’ equity		2,090	1,752	758

Minority interests	(19)	102	91	95

Redeemable preference shares of a subsidiary	(22)	205	205	—

Undated subordinated notes	(22)	250	250	—

Provisions for risks and charges	(20)	4,591	3,849	3,698

Accrued pension and retirement benefits	(21)	1,058	994	972

Financial debt	(22)	6,231	6,035	6,331

Deferred taxes	(6)	103	47	37

Customers’ deposits and advances	(24)	6,205	4,221	3,541

Trade payables		6,540	5,564	4,629

Accrued contract costs and other payables	(23)	3,536	4,538	4,746

Current liabilities		16,281	14,323	12,916

TOTAL LIABILITIES		30,911	27,546	24,807

Commitments and contingencies	(27 & 28)

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated financial statements

Consolidated statements of cash flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

	× At 31 March ➢
In € million	2001 (*)	2002 (*)	2003

Net income (loss)	204	(139)	(1,432)

Minority interests	37	23	15

Depreciation and amortisation	854	792	754

Changes in provision for pension and retirement benefits, net	115	(51)	22

Net (gain) loss on disposal of fixed assets and investments	—	(198)	(19)

Share in net income (loss) of equity investees (net of dividends received)	4	—	(3)

Changes in deferred tax	(36)	(86)	(424)

Net income after elimination of non cash items	1,178	341	(1,087)

Decrease (increase) in inventories and contracts in progress, net	(1,462)	54	415

Decrease (increase) in trade and other receivables, net	(1,504)	528	650

Increase (decrease) in sale of trade receivables, net	894	140	(661)

Increase (decrease) in contract related provisions	(813)	(948)	160

Increase (decrease) in other provisions	(144)	2	(49)

Increase (decrease) in restructuring provisions	(526)	(123)	(29)

Increase (decrease) in customers’ deposits and advances	2,603	(1,254)	(98)

Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	(42)	681	162

Changes in net working capital (2)	(994)	(920)	550

Net cash provided by (used in) operating activities	184	(579)	(537)

Proceeds from disposals of property, plant and equipment	189	118	252

Capital expenditures	(568)	(550)	(410)

Decrease (increase) in other fixed assets, net	(382)	(104)	(55)

Cash expenditures for acquisition of investments, net of net cash acquired	(1,137)	(113)	(166)

Cash proceeds from sale of investments, net of net cash sold	308	772	38

Net cash provided by (used in) investing activities	(1,590)	123	(341)

Capital increase	33	—	622

Undated subordinated notes and redeemable preference shares	455	—	—

Dividends paid including minorities	(118)	(136)	(1)

Net cash provided by (used in) financing activities	370	(136)	621

Net effect of exchange rate	(20)	(12)	(41)

Other changes (3)	151	16	(464)

Decrease (increase) in net debt	(905)	(588)	(762)

Net debt at the beginning of the period (1)	(2,306)	(3,211)	(3,799)

Net debt at the end of the period (1)	(3,211)	(3,799)	(4,561)

Cash paid for income taxes	68	154	70

Cash paid for net interest	130	165	172

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a). (1) Net debt includes short-term investments, cash and cash equivalents net of financial debt. (2) See Note 16. (3) Including in year ended 31 March 2003 reclassification of redeemable preference shares of a subsidiary and undated subordinated notes totalling €455 million as disclosed in Note 22 (a).

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated financial statements

Consolidated statement of changes in shareholders’ equity

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

In € million, except for number of shares	Number of outstanding shares	Capital	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Shareholders’ Equity

At 1 April 2000	213,698,403	1,282	62	688	(46)	1,986

Capital increase	1,689,056	10	23	—	—	33

Changes in Cumulative Translation Adjustments	—	—	—	—	(15)	(15)

Net income	—	—	—	204	—	204

Dividend paid	—	—	—	(118)	—	(118)

At 31 March 2001	215,387,459	1,292	85	774	(61)	2,090

Changes in Cumulative Translation Adjustments	—	—	—	—	(80)	(80)

Net income (loss)	—	—	—	(139)	—	(139)

Dividend paid	—	—	—	(119)	—	(119)

At 31 March 2002	215,387,459	1,292	85	516	(141)	1,752

Capital increase	66,273,064	398	224	—	—	622

Changes in Cumulative Translation Adjustments	—	—	—	—	(184)	(184)

Net income (loss) (1)	—	—	—	(1,432)	—	(1,432)

Dividend paid	—	—	—	—	—	—

At 31 March 2003	281,660,523	1,690	309	(916)	(325)	758

(1)	Before allocation to be determined at the annual Shareholder’s meeting to be held at the latest on 2 July 2003.

In August 2000, a specific issue of shares reserved for employees was made and 1,689,056 shares were subscribed. Related costs net of tax of €7 million were charged against additional paid-in capital of €30 million.

In July 2002, an issue of shares was made and 66,273,064 shares having a par value of €6 were subscribed. Related costs net of tax of €15 million were charged against additional paid-in capital of €239 million.

At 31 March 2003, the issued paid-up share capital of the parent company, ALSTOM, amounted to €1,689,963,138 and was divided into 281,660,523 shares having a par value of €6.

At the Ordinary General Shareholders’ Meeting which is scheduled on first call on 23 June 2003 and if the quorum requirement is not met on that date will be held on 2 July 2003, the Board will propose that no dividend be paid.

The negative variation of cumulative translation adjustment since 1 April 2002 is mainly due to the appreciation of the Euro mainly against the British Pound, Brazilian Real and Mexican Peso and by the transfer to cumulative translation adjustment of exchange gains and losses on long term loans to subsidiaries that are considered as investments in such subsidiaries.

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated financial statements

Notes

Notes to the consolidated financial statements

➢	Note 1—Description of business and basis of preparation

(a) Description of business

ALSTOM (the Group) is a provider of energy and transport infrastructure. The energy market is served through activities in the fields of power generation and power transmission and distribution, power conversion, and the transport market through rail and marine activities. A range of components, systems and services is offered by the Group covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

(b) Basis of preparation

ALSTOM is a “société anonyme” organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Group, in preparing the consolidated financial statements, has used the following main assumptions that:

■	the shareholders prior to 31 July 2003 will approve at the share holders meetings the principles of a capital increase,
■	the financial covenants will be met, renewed or renegotiated as required,
■	maturing debt will be reimbursed or refinanced as required.

Notes 22 (a) and (b) and 29 (e) set out the Group’s financial debt covenants, maturity and liquidity. The Group’s ability to meet the assumptions used in the preparation of its consolidated financial statements set out above also depends on the success of its new action plan.

The Group has taken into account the matters set out above and all other matters including the risks disclosed in the notes to the consolidated financial statements and has confirmed the applicability of the fundamental accounting principles, including going concern, cut-off between accounting periods (Accruals concept) and consistency of accounting principles.

➢	Note 2—Summary of accounting policies

The consolidated financial statements of the Group are prepared in accordance with French Generally Accepted Accounting Principles and Réglements 99-02 & 00-06 of the “Comité de réglementation comptable” (French consolidation methodology). Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised. If capital leases had been capitalised, the impact would have been an increase of property plant and equipment, net of €112 million and €212 million, an increase of financial debt of €119 million and €216 million and a decrease of shareholder’s equity of €7 million and €4 million at 31 March 2002 and 2003 respectively. If long term rentals had been consolidated the impact would have been an increase of long-term lease receivable of €667 million and an increase of long-term lease payable of €667 million at 31 March 2003 (Note 27 (b)).

(a) Change in presentation

In the year ended 31 March 2003 the following changes in presentation have been made and previous years adjusted accordingly:

(i) Amortisation of goodwill

The presentation of goodwill amortisation previously included in Earnings Before Interest and Tax has been changed and is now presented immediately above net income. Previous years’ comparative figures have been reclassified accordingly. This reclassification amounts to €305 million and €286 million for the years ended 31 March 2001 and 2002, respectively.

The amortisation of other intangible assets continue to be shown as part of Earnings before Interest and Tax.

(ii) Securitisation of future receivables

The right to receive payment from certain customers for future receivables previously included in the line “Customer deposits and advances” has been reclassified in financial debt following a recommendation issued by the “Commission des opérations de bourse” and the “Commission bancaire” on 15 November 2002 and

Consolidated financial statements

Notes

the related interpretation issued by the French National Audit Association (CNCC). Previous years’ comparative figures have been reclassified accordingly in the balance sheets and the statements of cash flows. This restatement amounts to €1,578 million and €1,735 million for the years ended 31 March 2001 and 2002, respectively.

The related costs previously included in the line “Other income (expenses) net” have been reclassified and disclosed separately as part of “Financial income (expenses) net”. This amounted to €90 million and €87 million at 31 March 2001 and 2002 respectively.

(iii) Sale of trade receivables

In the Consolidated Statements of Cash Flow the net cash provided by (used in) sale of trade receivables previously included in the line “Decrease (increase) in trade and other receivables, net” has been disclosed separately as part of “Net cash provided by (used in) operating activities”. This amounts to €894 million and €140 million at 31 March 2001 and 2002 respectively.

(iv) Deferred tax

Deferred tax assets and liabilities have been netted either by tax grouping or by legal entity. This netting decrease the deferred tax asset and liability positions by €755 million and €658 million at 31 March 2001 and 2002 respectively.

(b) Consolidation methods

Investments over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists where the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Joint ventures in companies in which the Group has joint control are consolidated by the proportionate method with the Group’s share of the joint ventures’ results, assets and liabilities recorded in the “Consolidated financial statements”. Investments in which the Group has an equity interest of 20% to 50% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

Results of operations of subsidiaries acquired or disposed of during the year are recognised in the consolidated income statements as from the date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the Group’s major consolidated businesses and investees and the applicable method of consolidation is provided in Note 32.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews estimates on an ongoing basis using currently available information. Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations. Estimates of future cost reflect management’s current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

Consolidated financial statements

Notes

(d) Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on construction type contracts of more than one year, long-term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract “contract mile-stones” or costs incurred to date compared to estimated total costs.

Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Government subsidies relating to the shipbuilding Sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognized on a straight line basis over the term of the contract.

Total estimated costs at completion include direct (such as material and labour) and indirect contract costs incurred to date as well as estimated similar costs to complete, including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as incurred. As a result of contract review, accruals for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item “Cost of sales” in the Consolidated income statement. Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in “Cost of Sales” as soon as they occur.

Cost of sales is computed on the basis of percentage of completion applied to total estimated costs. The excess of that amount over the cost of sales reported in prior periods is the cost of revenues for the period. Contract completion accruals are recorded for future expenses to be incurred in connection with the completion of contracts or of identifiable portions of contracts. Warranty provisions are estimated on the basis of contractual agreement and available statistical data.

(e) Translation of financial statements denominated in foreign currencies

The functional currency of the Group’s foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries located outside the Euro zone are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are converted at the average annual rate of exchange. The resulting translation adjustment is included as a component of shareholders’ equity.

(f) Foreign currency transactions

Foreign currency transactions are translated into local currency at the rate of exchange applicable to the transaction (market rate or forward hedge rate). At year-end, foreign currency assets and liabilities to be settled are translated into local currency at the rate of exchange prevailing at that date or the forward hedge rate. Resulting exchange rate differences are included in the consolidated income statement.

(g) Financial instruments

The Group operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates. Financial instruments are utilised by the Group to reduce those risks. The Group’s policy is to hedge currency exposures by holding or issuing financial instruments.

The Group enters into various interest rate swaps, forward rate agreements (“FRA”) and floors to manage its interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Group enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain long-term contracts during the open bid time as well as when the commercial contract is signed. If the Group is not successful in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium.

Consolidated financial statements

Notes

As a consequence, during the open bid period, these insurance contracts are accounted for as such, the premium being expensed when incurred. When the contract is signed, the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition, the Group may enter into derivatives in order to optimize the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(h) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price allocation are applied to goodwill. Goodwill is amortised on the straight-line basis over a period of twenty years in all Sectors due to the long-term nature of the contracts and activities involved.

(i) Other intangible assets

The Group recognises other intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised on the straight-line basis over a period of twenty years in all Sectors due to the long-term nature of the contracts and activities involved.

(j) Impairment

At the balance sheet date, whenever events or changes in markets indicate a potential impairment including goodwill, other intangible assets, property, plant and equipment and deferred tax assets, a detailed review is carried out based on projected operating performance. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their estimated recoverable value.

(k) Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Group. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful life in years

Buildings	25

Machinery and equipment	10

Tools, furniture, fixtures and others	3-7

Assets financed through capital lease are not capitalised (see Note 27 (b)).

(l) Other investments

Other investments are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis. The net realisable value is calculated using the following parameters: equity value, profitability and expected cash flow from the investment.

(m) Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(n) Inventories and contracts in progress

Raw materials and supplies, work and contracts in progress, and finished products are stated at the lower of cost, using the weighted average cost method, or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition. Finished goods and work and contract in progress inventory includes an allocation of applicable manufacturing overheads.

Consolidated financial statements

Notes

(o) Short-term investments

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(p) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an initial maturity of less than three months.

(q) Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing differences are expected to reverse in future years. Deferred tax assets are recorded up to their expected recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

No provision is made for income taxes on accumulated earnings of consolidated businesses or equity method investees for which no distribution is planned.

(r) Customer deposits and advances

Customer deposits and advances are shown net, and represent amounts received from customers in advance of work being undertaken on their behalf. Where trading has taken place under the long term contract trading rules, but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer deposits and advances is still outstanding and where work is undertaken on behalf of customers before sale, the related customer advance, termed a progress payment is deducted from inventories and contracts in progress on a contract by contract basis.

(s) Provisions for risks and charges

A provision is recognised when:

■	the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event;
■	it is probable that an outflow of economic resources will be required to settle the obligation;
■	the outflow can be reliably estimated.

Provisions for warranties are recognised based on contract terms. Warranty periods may extend up to five years. The provisions are based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. Provisions for contract losses are recorded at the point where the loss is first determined. Provisions are recorded for all penalties and claims based on management’s assessment of the likely outcome.

(t) Stock options

Stock options are not recorded by the Group at the date of grant. However, upon exercise of stock options, the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(u) Research and development

Internally generated research and development costs are expensed as incurred.

(v) Employee benefits

The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

Consolidated financial statements

Notes

For single employer defined benefit plans, the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortised over the average future service period of employees.

For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred.

(w) Restructuring

Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the work- force and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

(x) Financial income (expense)

Financial income (expense) is principally comprised of interest payable on borrowings, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(y) Earnings per share

Basic earnings per share are computed by dividing the annual net income (loss) by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the annual net income (loss) by the weighted average number of shares outstanding plus the effect of any dilutive instruments.

For the diluted earnings per share calculation, Net income (loss) is not adjusted as the Group has no interest bearing dilutive instruments.

(z) Exchange rates used for the translation of main currencies

€ for 1 monetary unit	Average	2001 Closing	Average	2002 Closing	Average	2003 Closing

British pound	1.632230	1.614987	1.627372	1.631321	1.549571	1.450116

Swiss franc	0.650100	0.654836	0.670010	0.681663	0.682536	0.677323

US dollar	1.106515	1.132246	1.136956	1.146263	0.997990	0.917852

Canadian dollar	0.733726	0.719217	0.725494	0.718236	0.646284	0.623558

Australian dollar	0.608764	0.550721	0.582556	0.610426	0.563472	0.553220

Consolidated financial statements

Notes

➢	Note 3—Changes in consolidated companies

The main changes in the consolidated companies are as follows:

(i) In April 2002, the Group acquired the remaining 49% of the share capital in Fiat Ferroviaria Spa now renamed ALSTOM Ferroviaria Spa for €154 million. This company is fully consolidated since the acquisition date.

(ii) In September 2002, operations in South Africa were sold to local empowerment participants and financiers. A 10% interest in the acquiring company has been retained. Gross proceeds from the sale are €50 million paid in October 2002. It is de-consolidated with effect from 30 September 2002.

(iii) In January 2003, the wholly owned company ALSTOM Power Insurance Ltd was de-consolidated with effect from 31 January 2003. Total gross proceeds as a result of this disposal were €101 million.

➢	Note 4—Other income (expense) net

	× Year ended 31 March ➢
In € million	2001	2002	2003

Net gain on disposal of fixed assets	1	11	29

Net gain (loss) on disposal of investments (1)	(4)	107	(35)

Restructuring costs	(81)	(227)	(268)

Employees’ profit sharing	(25)	(5)	(18)

Pension costs (Note 21)	(112)	(139)	(214)

Others, net (2)	56	(137)	(49)

Other income (expense), net	(165)	(390)	(555)

(1)	In the year ended 31 March 2002, it reflects the net gains on the disposal of Contracting Sector of €106 million and GTRM of €43 million and a net loss on disposal of the Waste to Energy business of €(42) million. In the year ended 31 March 2003, it mainly reflects the net losses on disposal of South Africa operations and Alstom Power Insurance Ltd.
(2)	Included in Others, net in the year ended 31 March 2002 is €90 million for additional Marine vendor finance provisioning.

➢	Note 5—Financial income (expense)

	× Year ended 31 March ➢
In € million	2001	2002	2003

Net interest income (expense) (1)	(131)	(163)	(182)

Securitisation expenses	(90)	(87)	(82)

Foreign currency gain (loss) (2)	39	(3)	55

Other financial income (expense) (3)	(25)	(41)	(61)

Financial income (expense)	(207)	(294)	(270)

(1)	Including in the year ended 31 March 2003, €13 million of interest on redeemable preference shares of a subsidiary (See Note 22 (a)).
(2)	The foreign currency gain in the year ended 31 March 2003 mainly results from the unwinding of forward sale contracts of US dollars against euros following a reassessment of the financing structure in USA.
(3)	Other financial income (expenses), net include fees paid on bonds, guarantees and credit lines of €16 million, €22 million and €41 million at 31 March 2001, 2002 and 2003 respectively.

Consolidated financial statements

Notes

➢	Note 6—Income tax

(a) Analysis by nature and geographic origin

	× Year ended 31 March ➢
In € million	2001	2002	2003

France	(65)	(3)	(3)

Foreign	(145)	(94)	(150)

Current income tax	(210)	(97)	(153)

France	(11)	114	8

Foreign	47	(27)	408

Deferred income tax	36	87	416

Income tax (charge) credit	(174)	(10)	263

(b) Effective income tax rate

	× Year ended 31 March ➢
In € million	2001	2002	2003

France	82	(128)	(218)

Foreign	642	321	(1,181)

Pre-tax income (loss)	724	193	(1,399)

Statutory income tax rate of the parent company	36.43%	35.43%	35.43%

Expected tax (charge) credit	(264)	(68)	496

Impact of:

— difference in rate of taxation	—	4	(110)

— reduced taxation of capital gain	—	39	36

— recognition (non recognition) of tax loss carryforwards	70	(20)	(76)

— net change in estimate of tax liabilities	17	37	35

— intangible assets amortisation	(20)	(23)	(22)

— other permanent differences	23	21	(96)

Income tax (charge) credit	(174)	(10)	263

Effective tax rate	24.0%	5.2%	18.8%

The effective tax rate in fiscal year 2003 was principally affected by the non recognition of losses and the lower rate of taxation in Switzerland. In the previous year the effective tax rate was principally affected by the reduced tax rate on capital gains.

Consolidated financial statements

Notes

(c) Deferred tax

	× At 31 March ➢
In € million	2001	2002	2003

Accelerated depreciation	49	54	48

Non deductible amortisation of intangible assets	38	188	245

Profit sharing, annual leave and pension accrual not yet deductible	137	137	113

Provisions and other expenses not currently deductible	792	629	535

Contract provisions taxed in advance	54	91	110

Tax loss carryforwards, net of valuation allowance	686	1,024	1,390

Others	87	21	149

Gross Deferred tax assets	1,843	2,144	2,590

Netting by tax grouping or by legal entity	(755)	(658)	(759)

Deferred tax assets	1,088	1,486	1,831

Accelerated depreciation for tax purposes	(111)	(88)	(81)

Contract revenues not currently taxable	(229)	(209)	(255)

Losses on intercompany transfers	(32)	(44)	(34)

Deferred income related to leasing transactions	(153)	(32)	(60)

Inventory valuation methods	(67)	(69)	(49)

Pensions and other adjustments not currently taxable	(266)	(76)	(91)

Provisions and other expenses deducted in advance	—	(187)	(226)

Gross Deferred tax liabilities	(858)	(705)	(796)

Netting by tax grouping or by legal entity	755	658	759

Deferred tax liabilities	(103)	(47)	(37)

The Group consolidates most of its country operations for tax purposes, including in France, the United Kingdom, the United States, and Germany. At 31 March 2003, there were tax losses, principally relating to France, Germany, Italy, Switzerland, United Kingdom and United States, which aggregated €5,325 million. Included in this amount are unrecognised tax losses which aggregated approximately €810 million. The recognised losses of €4,515 million include €570 million which will expire within 5 years.

d) Tax loss carryforward by maturity

In € million	At 31 March 2003

Expiring within 1 year	221

2 years	66

3 years	157

4 years	507

5 years and more	2,873

Not subject to expiration	1,501

Total	5,325

Consolidated financial statements

Notes

➢	Note 7—Goodwill, net

In € million	Net value 31 March 2001	Net value 31 March 2002	Acquisitions/ Disposals	Amortisation	Translation Adjustment and other changes	Net value 31 March 2003

Power (a)	3,515	3,524	(2)	(198)	41	3,365

Transmission & Distribution *	557	564	4	(38)	(15)	515

Transport (b)	451	449	158	(37)	(12)	558

Marine	3	2	—	—	—	2

Contracting	706	—	—	—	—	—

Other (c)	78	73	(10)	(11)	(52)	—

Goodwill, net	5,310	4,612	150	(284)	(38)	4,440

*	Includes €93 million of Power Conversion goodwill integrated into the Transmission & Distribution Sector as of 1 April 2002. Previous year has been restated accordingly.

The gross value of goodwill was €6,011 million, €5,405 million and €5,450 million at 31 March 2001, 2002 and 2003 respectively.

(a) Power

The goodwill is related to the acquisition of ABB ALSTOM Power in a two step process in 1999 and 2000.

In June 1999, ALSTOM formed a joint venture with ABB, ABB ALSTOM POWER (AAP). In setting up the ABB ALSTOM Power joint venture the Group contributed its Energy business, except the Heavy Duty Gas Turbine business, and ABB contributed substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc., a subsidiary of ABB, and its asbestos liabilities for which ABB indemnified the Group.

From 1 July 1999 to May 10, 2000 the Group owned 50% of the AAP’s share capital. On 11 May 2000, ALSTOM acquired ABB’s 50% shareholding in AAP, now renamed Power. Prior to that date, ALSTOM consolidated its 50% share in AAP using the proportionate consolidation method. From 11 May 2000 the accounts of Power are fully consolidated.

In connection with the creation of AAP in June 1999, the Group paid to ABB an amount of €1,485 million. The acquisition cost of the second 50% share paid in May 2000 was €1,253 million.

The Group has used the time interval ending with the close of the first fiscal year beginning after the 11 May 2000 acquisition to finalise the ALSTOM Power purchase price allocation.

The aggregate amount of goodwill recorded in connection with the acquisition of ALSTOM Power in the June 1999 and May 2000 transactions was €3,953 million.

(b) Transport

On 1 October 2000, the Group purchased 51% of Fiat Ferroviaria SPA now renamed ALSTOM Ferroviaria SPA for €149 million. Good-will arising on that acquisition is €109 million.

The Group has used the time interval ending with the close of first fiscal year after the acquisition of 51% of ALSTOM Ferroviaria SPA to review the purchase price allocation and recorded an adjustment of €54 million, net of deferred taxation.

Consolidated financial statements

Notes

On 16 April 2002, the put option requiring the Group to purchase the remaining 49% of the capital was exercised by Fiat Spa for an amount of €154 million. The resulting goodwill increase amounts to €158 million.

(c) Other

In September 2002, the Group sold its interest in its South African entities reducing the net goodwill by €12 million (see Note 3).

At 31 March 2003, other goodwill, which substantially reflected the acquisition costs of the Group’s International Network activity, has been re-allocated to the Sectors which the Network serves.

(d) Impairment

The Group requested a third party valuer to provide an independent report as part of its impairment test, performed annually, on goodwill and other intangible assets (see Note 8). Its valuation focused primarily but not exclusively on the two Sectors (Power and Transport) which account for the majority of the Group’s goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow methodology which captured the potential of the asset base to generate future profits and cash flow and was based on the following factors:

■	The Group’s internal 3-year Business Plan prepared as part of its annual budget exercise at Sector and Segment level.
■	Extrapolation of the 3-year Business Plan over 10 years.
■	Terminal value at the end of the ten year period representing approximately 55% of total enterprise value.
■	The Group’s Weighted Average Cost of Capital, post-tax, of 10.5% to 11.5%.

The valuation supported the Group’s opinion that its goodwill and other intangible assets were not impaired on a reporting unit basis.

➢	Note 8—Other intangible assets, net

In € million	At 31 March 2001	At 31 March 2002	Acquisitions/ Amortisation	Disposals	Translation Adjustments and other changes	At 31 March 2003

Gross value	1,242	1,289	65	—	—	1,354

Depreciation	(55)	(119)	(67)	—	—	(186)

Other intangible assets, net	1,187	1,170	(2)	—	—	1,168

Other intangible assets mainly result from the allocation of the purchase price following the acquisition of ABB’s 50% shareholding in Power. It includes technology, an installed base of customers and licensing agreements. Additions in the year-end 31 March 2002 and 2003 reflect payments under a technology sharing agreement signed during the year ended 31 March 2002.

Consolidated financial statements

Notes

➢	Note 9—Property, plant and equipment, net

In € million	At 31 March 2001	At 31 March 2002	Acquisitions/ Depreciation	Disposals	Changes in Scope of Consolidation	Translation Adjustments and other changes	At 31 March 2003

Land	379	390	—	(91)	—	(13)	286

Buildings	1,659	1,661	56	(140)	(2)	(70)	1,505

Machinery and Equipment	3,643	3,516	129	(201)	(6)	(264)	3,174

Tools, furniture, fixtures and others	751	1,009	195	(99)	(6)	(152)	947

Gross value	6,432	6,576	380	(531)	(14)	(499)	5,912

Land	(20)	(23)	(2)	16	—	1	(8)

Buildings	(642)	(667)	(70)	76	1	22	(638)

Machinery and Equipment	(2,525)	(2,541)	(247)	175	2	196	(2,415)

Tools, furniture, fixtures and others	(457)	(557)	(83)	68	3	49	(520)

Accumulated depreciation	(3,644)	(3,788)	(402)	335	6	268	(3,581)

Land	359	367	(2)	(75)	—	(12)	278

Buildings	1,017	994	(14)	(64)	(1)	(48)	867

Machinery and Equipment	1,118	975	(118)	(26)	(4)	(68)	759

Tools, furniture, fixtures and others	294	452	112	(31)	(3)	(103)	427

Net value	2,788	2,788	(22)	(196)	(8)	(231)	2,331

Assets financed through capital lease are not capitalised (see Notes 2 and 27 (b)).

Consolidated financial statements

Notes

➢	Note 10—Equity method investments and other investments, net

At 31 March 2003, in line with the accounting policies set out in Note 2(b), investments in which the Group has direct or indirect control of more than 50% of the outstanding voting shares or over which it exercises effective control, are fully consolidated. Only investments in which the Group has an equity interest of 20% to 50% and over which it exercises significant influence are accounted for under the equity method.

(a) Equity method investments

	× At 31 March ➢
In € million	2001	2002	2003	% Interest	Share in Net income

Guangxi Laibin Electric Power Co Ltd “Figlec”	62	65	59	40	0

Termoeléctrica del Golfo and Termoeléctrica Peñoles	24	72	87	49.5	0

ALSTOM S.A. de C.V., Mexico	11	10	8	49	1

Others	8	15	8		2

Total	105	162	162		3

At 31 March 2003, the Group held 40% of the registered capital of the Chinese entity “Figlec”, a company which operates the thermal Power Plant of Laibin.

In the year ended 31 March 2001, the Group acquired a 49.5% interest in the Termoeléctrica del Golfo and Termoeléctrica Peñoles, projects to build generation plants, currently under construction in Mexico. During the year further funding was provided as the construction of the generation plants proceeded.

In the year ended 31 March 2001, ALSTOM sold 51% of its shares in ALSTOM S.A. de C.V., Mexico and now holds 49% of the share capital.

Consolidated financial statements

Notes

(b) Other investments, net

	× At 31 March ➢
In € million	2001 Net	2002 Net	Gross	2003 Provision	Net	% Interest

Ansaldo Coemsa SA (1)	29	—	—	—	—	—

Ballard Generation Systems Inc (2)	40	40	—	—	—	—

Ballard Power Systems Inc (2)	—	—	29	(7)	22	2.37%

La Maquinista Vila Global (3)	28	28	—	—	—	—

A-Train AB & A-Train Invest AB	11	11	14	(9)	5	29%

Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	20	16	20	—	20	14%

Tramvia Metropolita SA	6	7	8	—	8	25%

Tramvia Metropolita del Besos (4)	—	—	8	—	8	25%

Others	84	37	36	(16)	20

Total	218	139	115	(32)	83

(1)	This company has been consolidated from 1 April 2001.
(2)	During the year an agreement was signed to convert the 20% interest of ALSTOM in Ballard Generation Systems Inc into 2.37% interests in Ballard Power Systems Inc (corresponding to 2,500,000 shares) a company publicly traded on the Toronto Stock exchange. At 31 March 2003, the share price was 13.93 $CAD (€8.69).
(3)	During the year, the 39% interest in La Maquinista Vila Global were sold for an amount of €36 million.
(4)	Tramvia Metropolita del Besos has just been created and has no accounts available.

Information on the main other investments at 31 March 2003 is based on the most recent financial statements available and is the following:

In € million	Net Income	Share in Net Equity

A-Train AB & A-Train Invest AB	(8)	2

Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	(14)	18

Tramvia Metropolita SA	0	7

Consolidated financial statements

Notes

➢	Note 11—Other fixed assets, net

	× At 31 March ➢
In € million	2001	2002	2003

Long term loans, deposits and retentions (1)	776	778	814

Prepaid assets—pensions (see Note 21)	446	469	397

Others	79	79	83

Other fixed assets, net	1,301	1,326	1,294

(1)	Include loans and cash deposits in respect of Marine vendor financing (See Note 27 (a)(2)) for total amounts of €491 million, €561 million and €510 million at 31 March 2001, 2002 and 2003, respectively.

➢	Note 12—Inventories and contracts in progress, net

	× At 31 March ➢
In € million	2001	2002	2003

Raw materials and supplies	1,197	1,586	1,485

Work and contracts in progress	7,412	6,929	5,198

Finished products	412	361	276

Inventories, and contracts in progress, gross	9,021	8,876	6,959

Less valuation allowance	(436)	(323)	(301)

Inventories, and contracts in progress, net of valuation allowances	8,585	8,553	6,658

Less related customers’ deposits and advances	(2,536)	(2,960)	(2,050)

Inventories, and contracts in progress, net of valuation allowances and related customers’ deposits and advances	6,049	5,593	4,608

➢	Note 13—Trade receivables, net

	× At 31 March ➢
In € million	2001	2002	2003

Trade receivables on contracts	7,629	10,376	10,941

Other trade receivables	3,608	1,469	1,142

Trade receivables, gross (1)	11,237	11,845	12,083

Less valuation allowance	(182)	(137)	(130)

Trade receivables, net of valuation allowances	11,055	11,708	11,953

Less related customers’ deposits and advances	(4,026)	(6,978)	(7,098)

Trade receivables, net of valuation allowances and related customers’ deposits and advances	7,029	4,730	4,855

(1)	After sale of trade receivables (see Note 14).

Consolidated financial statements

Notes

➢	Note 14—Sale of trade receivables

The following table shows net proceeds from sale of trade receivables:

	× At 31 March ➢
In € million	2001	2002	2003

Trade receivables sold	1,154	1,388	357

Retained interests( Note 15)	(260)	(352)	—

Net cash proceeds from sale of trade receivables	894	1,036	357

During the years ended 31 March 2001 and 2002, the Group sold trade receivables within which it irrevocably and without recourse transferred eligible receivables to third parties. Under the terms of certain of these agreements, certain receivables are pledged as credit enhancement. The retained interest in these pledged receivables remains on the consolidated balance sheet as other receivables. The Group generally continues to service, administer and collect the receivables on behalf of the purchasers.

During the year ended 31 March 2003, the Group sold, irrevocably and without recourse, trade receivables to third parties. The Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

➢	Note 15—Other accounts receivables, net

	× At 31 March ➢
In € million	2001	2002	2003

Advances paid to suppliers	1,161	1,192	758

Amounts due on local part of contracts	159	241	248

Income tax and other government receivables	574	519	496

Prepaid expenses	582	446	262

Retained interests in receivables (Note 14)	260	352	—

Others	80	554	501

Other accounts receivables, net	2,816	3,304	2,265

Consolidated financial statements

Notes

➢	Note 16—Changes in net working capital

In € million	At 31 March 2002	Cash flow	Translation adjustments	Changes in scope and others	At 31 March 2003

Inventories and contract in progress, net	5,593	(415)	(477)	(93)	4,608

Trade and other receivables, net (1)	9,070	(650)	(931)	(12)	7,477

Sale of trade receivables, net	(1,036)	661	33	(15)	(357)

Contract related provisions	(3,215)	(160)	136	(25)	(3,264)

Other provisions	(456)	49	26	85	(296)

Restructuring provisions	(178)	29	5	6	(138)

Customers’ deposits and advances	(4,221)	98	589	(7)	(3,541)

Trade and other payables	(10,102)	(162)	760	129	(9,375)

Net working capital	(4,545)	(550)	141	68	(4,886)

(1)	Before impact of net proceeds from sale of trade receivables.

➢	Note 17—Short-term investments

In € million	Carrying Value	Within 1 year	1 to 5 years	Over 5 years

Government debt securities	8	8	—	—

Deposits	412	405	7	—

Bonds and other debt securities	76	8	55	13

At 31 March 2001	496	421	62	13

Equity securities	31	—	—	31

Deposits	121	117	4	—

Bonds and other debt securities	179	18	160	1

At 31 March 2002	331	135	164	32

Government debt securities	4	1	3	—

Deposits	53	53	—	—

Bonds and other debt securities	85	36	43	6

At 31 March 2003	142	90	46	6

The aggregate fair value is €498 million, €333 million and €143 million at 31 March 2001, 2002 and 2003, respectively.

Consolidated financial statements

Notes

➢	Note 18—Cash and cash equivalents

Cash and cash equivalents include cash at banks and cash on hand of €1,537 million, €1,413 million and €897 million at 31 March 2001, 2002 and 2003 respectively, and highly liquid investments of €987 million, €492 million and €731 million at 31 March 2001, 2002 and 2003, respectively.

➢	Note 19—Minority interests

	× At 31 March ➢
In € million	2001	2002	2003

Balance beginning of fiscal year	33	102	91

Share of net income	37	23	15

Translation adjustment	—	(1)	(15)

Dividend paid	(7)	(21)	(1)

Change in scope and other changes	39	(12)	5

Balance end of fiscal year	102	91	95

➢	Note 20—Provisions for risks and charges

In € million	At 31 March 2001	At 31 March 2002	Additions	Releases	Applied	Translation adjustments and other changes	At 31 March 2003

Warranties	1,321	1,618	273	(112)	(840)	(124)	815

Penalties and claims	1,463	774	1,388	(116)	(359)	79	1,766

Contract loss accruals	560	490	309	(48)	(319)	(20)	412

Other risks on contracts	414	333	113	(54)	(75)	(46)	271

Provisions on contracts	3,758	3,215	2,083	(330)	(1,593)	(111)	3,264

Restructuring	285	178	282	(14)	(297)	(11)	138

Other provisions	548	456	31	(45)	(35)	(111)	296

Total	4,591	3,849	2,396	(389)	(1,925)	(233)	3,698

Consolidated financial statements

Notes

Provisions on contracts

GT24/GT26 heavy-duty gas turbines

In July 2000, the Group announced that it had experienced significant technical difficulties in the introduction of the new GT24/GT26 heavy-duty gas turbines which are at the top end of the extensive range of gas turbine, with respective outputs of 179 MW and 268 MW. They are among the largest individual products the Group sells and are typically sold as part of a larger power project involving other Power products. The GT24/GT26 turbines are based upon technology developed by ABB which initiated the development and marketing of the GT24/GT26 turbines in 1995, and also entered into the contracts for sales of these turbines. These turbines were based on an advanced and novel design concept. In connection with the start of commercial operation of these turbines in 1999 and 2000, a number of significant technical problems were identified affecting all the 80 turbines previously sold.

In response, the Group set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while the Group developed the technical solutions to allow full rating operation. The Group also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that the Group calls a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, apply. During that period, varying solutions were applied depending on the situation, however in general the Group replaced short-life components at its costs and agreed on contractual amendments, including revised financial conditions, with each customer.

The Group has already implemented some technical improvements to the turbines, which permit flexible and reliable operation of the fleet. This is confirmed by third-party statistics showing that the reliability of the GT24 fleet is above 98% in the 2002 calendar year. Operational reliability and flexibility are important for customers, particularly for those in merchant markets.

The Group’s confidence in the technology is based on the major progress achieved over the past 6 months. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested. Reduction of design risk and the validation of upgraded components have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 to use their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, it can be seen that the technology has stabilised. The 71 machines in service have accumulated, as of March 2003, over half a million operating hours at high reliability levels.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming much clearer. The Group has reached commercial settlements on 61 of the 80 units and of these settlements 24 are unconditional that is to say the contracts are in the normal warranty period, and there is no obligation to upgrade or pay further penalties. Under the other 37 settlements, the Group committed to make additional upgrade improvements, either in respect of performance or the life of key components and is required to pay liquidated damages if the modified gas turbines do not meet performance criteria or if the Group does not respect the agreed time delays for the implementation of the modifications. As concerns the remaining 19 units for which no settlements have been reached, 7 are currently subject to litigation, and negotiations are ongoing or not yet started for the remainder. The orders in hand included €558 million, at 31 March 2003, in respect of a GT26 contract currently suspended on which the customer has an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

Notwithstanding the progress achieved to date, since November 2002, the Group experienced unexpected set backs and delays, which it believes it has now resolved, in validating and testing severalimportant components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades. These delays resulted in being unable to respect the duration of the recovery periods

Consolidated financial statements

Notes

agreed with some of its customers under applicable agreements, including under conditional settlement agreements, prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components. In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. The Group also incurs additional costs because it has been forced to shut down the machines more frequently to replace short life components at our expense. The Group’s previously expected targets were therefore not achievable in the current context.

As a consequence, the Group has revised its analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which it now estimates at €1,530 million net. This amount reflects management’s best estimate of the remaining gross exposure in March 2003 of €1,984 million, on which it expects to mitigate €454 million by taking numerous actions to reduce its estimated gross exposure.

In fiscal year 2000, ABB ALSTOM Power, of which the Group owned 50% at that time, recorded a total of €519 million of provisions in accrued costs in respect of the GT 24/GT 26 gas turbines. In fiscal year 2001, the Group recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines. In fiscal year 2002, an additional €1,075 million of provisions and accrued contract cost were recorded relating to the turbines. €1,440 million of provisions and accrued contract costs was retained at 31 March 2002 in respect of these turbines. After application of €1,070 million during fiscal year 2003, the remaining amount of provisions was €370 million. To cover the total revised net exposure, an additional provision of €1,160 million has been provided during fiscal year 2003. As a result, the total provisions and accrued contract costs at 31 March 2003 in respect of these turbines were €1,530 million. This provision does not take intoaccount interest to be paid to customers (cost of carry), the cost of which will be recorded when it falls due.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2003 because of a number of factors, including cost overruns or delays the Group may incur in the manufacture of modified components, the implementation of modifications or the delivery of modified turbines and the outcome of claims or litigation made by or against the Group.

UK Trains

In 1997, shortly after the privatisation of the British rail industry, the Group received five orders for a total of 119 new trains with an aggregate value of €670 million. At the end of March 2002, the Group reported that difficulties had been encountered on these UK Regional Trains, and 29 of the 119 trains remained to be delivered out. Measures taken to address the various technical and contractual issues enabled the Group to work with the operators and the rail authorities to deliver all but one of the 119 trains ordered. Settlements have recently been agreed with customers under which the Group is obliged to implement programmes to ensure that all fleets achieve agreed levels of in-service reliability, which are on going and leading to additional costs. These commitments, which, in some instances, involve commitments for a number of years, have been provided for in fiscal year 2003.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. Nevertheless, trains are currently being delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities.

In fiscal year 2003, the Group provided for additional provisions of €140 million to cover the future costs of the continuing improvement programme on the Regional Trains and to complete the WCML contract.

Consolidated financial statements

Notes

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2003 because of a number of factors, including cost overruns, delays the Group may incur in the manufacture or delivery of the trains or of the outcome of claims made by or against the Group which are at such an early stage that no meaningful assessment of amounts which may become due to or by the Group is possible.

Restructuring provisions

During the year ended 31 March 2003, restructuring expenditure amounted to €297 million. New plans were adopted during the period in Power, Transmission & Distribution and Transport, for which provisions have been created. At 31 March 2003, restructuring and redundancy provisions mainly relate to Power and Transmission & Distribution Sectors.

During the 12 month period ended 31 March 2002, restructuring expenditure amounted to €344 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period in Transport for which provisions have been created during the year. At 31 March 2002, restructuring and redundancy provisions mainly relate to Power, Transmission & Distribution and Power Conversion Sectors.

During the 12 month period ended 31 March 2001, restructuring expenditure amounted to €605 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period mainly in Transport for which provisions have been created during the year. The €306 million of change in scope of consolidation was mainly explained by the full consolidation of Power since 11 May 11 2000. At 31 March 2001, restructuring and redundancy provisions mainly related to Power and Transmission & Distribution Sectors.

Other provisions

Other provisions include €144 million and €140 million at 31 March 2002 and 2003, respectively to cover Marine vendor financing exposure (Note 25 (b)).

➢	Note 21—Retirement, termination and post-retirement benefits

The Group provides various types of retirement, termination benefits and post retirement benefits (including healthcare benefits and medical cost) to its employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries.

Termination benefits are generally lump sum payments based upon an individual’s years of credited service and annualised salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the employee’s years of credited service and average final earnings. Most defined-benefit pension liabilities are funded through separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities. Other supplemental defined-benefit pension plans sponsored by the Group for certain employees are funded from the Group’s assets as they become due.

Consolidated financial statements

Notes

Change in benefit obligation

	× At 31 March ➢
		Pension Benefit			Other Benefits				Total
In € million	2001	2002	2003	2001	2002	2003	2001	2002	2003

Benefit Obligation at Beginning of year	(2,985)	(3,865)	(3,527)	(80)	(206)	(242)	(3,065)	(4,071)	(3,769)

Service cost	(97)	(99)	(107)	(2)	(3)	(2)	(99)	(102)	(109)

Interest cost	(200)	(205)	(196)	(14)	(16)	(15)	(214)	(221)	(211)

Plan participants contributions	(20)	(19)	(20)	—	—	—	(20)	(19)	(20)

Amendments	—	(16)	1	—	—	—	—	(16)	1

Business Combinations / disposals (1)	(423)	359	(3)	(109)	—	—	(532)	359	(3)

Curtailment	—	9	12	—	—	—	—	9	12

Settlements	4	—	91	—	—	—	4	—	91

Actuarial (loss) gain	(353)	154	(97)	—	(31)	(12)	(353)	123	(109)

Benefits paid	169	178	149	14	17	17	183	195	166

Foreign currency translation	40	(23)	358	(15)	(3)	50	25	(26)	408

Benefit Obligation at end of Year	(3,865)	(3,527)	(3,339)	(206)	(242)	(204)	(4,071)	(3,769)	(3,543)

(1)	In the year ended 31 March 2001, the business combination relates mainly to the full integration of Power.

In the year ended 31 March 2002, the business combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting Sector.

Consolidated financial statements

Notes

Change in plan assets

	× At 31 March ➢
		Pension Benefit			Other Benefits				Total
In € million	2001	2002	2003	2001	2002	2003	2001	2002	2003

Fair value of plan assets at Beginning of year	3,248	3,322	2,712	—	—	—	3,248	3,322	2,712

Actual return on plan assets	(34)	(165)	(282)	—	—	—	(34)	(165)	(282)

Company contributions	61	81	73	—	—	—	61	81	73

Plan participant contributions	20	19	23	—	—	—	20	19	23

Business Combinations / disposals (1)	223	(444)	(30)	—	—	—	223	(444)	(30)

Settlements	—	—	(75)	—	—	—	—	—	(75)

Benefits paid	(145)	(122)	(95)	—	—	—	(145)	(122)	(95)

Foreign currency translation	(51)	21	(314)	—	—	—	(51)	21	(314)

Fair value of plan assets at end of year	3,322	2,712	2,012	—	—	—	3,322	2,712	2,012

Funded status of the plan	(543)	(815)	(1,327)	(206)	(242)	(204)	(749)	(1,057)	(1,531)

Unrecognised actuarial loss (gain)	211	506	933	(1)	34	34	210	540	967

Unrecognised actuarial prior Service cost	(77)	18	11	—	—	(1)	(77)	18	10

Unrecognised actuarial transition	—	(26)	(24)	4	—	3	4	(26)	(21)

(Accrued) prepaid benefit cost	(409)	(317)	(407)	(203)	(208)	(168)	(612)	(525)	(575)

Of which:

Accrued pensions and retirement benefits	(855)	(786)	(804)	(203)	(208)	(168)	(1,058)	(994)	(972)

Prepaid assets (Note 11)	446	469	397	—	—	—	446	469	397

(1)	In the year ended 31 March 2001, the business combination relates mainly to the full integration of Power.

In the year ended 31 March 2002, the Business combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting Sector.

Components of plan assets

	× Year ended 31 March ➢
	2002	2003	%

Equities	1,646	1,156	57.5

Bonds	827	641	31.8

Properties	142	129	6.4

Others	97	86	4.3

Total	2,712	2,012	100

Consolidated financial statements

Notes

The actuarial assumptions used vary by business unit and country, based upon local considerations :

Assumptions (weighted average rates)

	× At 31 March ➢
	Pension Benefit			Other Benefits
	2001	2002	2003	2001	2002	2003

Discount rate	6.23%	6.14%	5.90%	7.5%	7.25%	6.75%

Rate of compensation increase	4.13%	3.31%	3.28%	N/A	N/A	N/A

Expected return on plan assets	6.93%	7.79%	7.57%	N/A	N/A	N/A

The following table shows the amounts of net periodic benefit cost for each of the three years ended 31 March 2001, 2002 and 2003.

	× Year ended 31 March ➢
	Pension Benefit			Other Benefits
	2001	2002	2003	2001	2002	2003

Service cost	97	99	107	2	3	2

Expected interest cost	200	205	196	14	16	15

Expected return on plan assets	(227)	(208)	(193)	—	—	—

Amortisation of unrecognised prior service cost	(6)	(8)	2	—	—	—

Amortisation of actuarial net loss (gain)	14	11	16	—	—	1

Curtailments/Settlements	(4)	(32)	9	—	—	—

Net periodic benefit cost	74	67	137	16	19	18

The Group’s health care plans, disclosed in other benefits are generally contributory with participants’ contributions adjusted annually. The healthcare trend rate is assumed to be 10% in the year ended 31 March 2003 and 8% thereafter.

In addition to the net periodic benefit cost disclosed above, the Group charged in pensions costs contributions related to schemes mixing defined benefits and defined contributions for €32 million together with multi-employer contributions for €27 million.

The total of pension and other post retirement benefit costs for each of the three year ended 31 March 2003 are shown in Note 4—Other income (expenses), net.

The total cash outflow of the 12 month period ended 31 March 2003 was €203 million.

Consolidated financial statements

Notes

➢	Note 22—Financial debt

(a) Analysis by nature

	× At 31 March ➢
In € million	2001	2002	2003

Redeemable preference shares (1)	—	—	205

Subordinated notes (2)	—	—	250

Bonds (3)	1,200	1,200	1,200

Syndicated loans (4)	200	1,550	2,627

Bilateral loans	633	283	358

Bank overdraft and other facilities	979	779	266

Commercial paper (5)	1,611	455	83

Accrued interest	30	33	50

Total	4,653	4,300	5,039

Future receivables securitised, net (6)	1,578	1,735	1,292

Financial debt	6,231	6,035	6,331

Long-term portion	2,352	3,644	3,647

Short-term portion	3,879	2,391	2,684

(1) On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of €205 million.

The preference shares have no voting rights. They are not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre-identified events. Included in those events, are changes in tax laws and the issuance of new share capital.

In July 2002 an issue of shares was made triggering the contractual redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

As a result of the triggering event during the year, this instrument has been re-classified as long-term debt and its related interest has been classified as interest and shown as Net interest income (expense) (see Note 5).

(2) The Group issued, on September 2000, €250 million Auction Rate Coupon Undated Subordinated Notes.

In March 2003, the terms of redemption were amended and the notes are now redeemable in September 2006. They retain their subordinated nature and rank “pari passu” with holders of other subordinated indebtedness. Interest is payable quarterly, at variable rates based on EURIBOR.

As a result of the change in the terms of redemption during the year, they are presented as financial debt at 31 March 2003.

(3) On 26 July 1999, the Group issued bonds for a principal amount of €650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On 6 February 2001, the Group issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxembourg

Consolidated financial statements

Notes

Stock Exchange, bearing a 5.625% coupon and to be redeemed at par on 6 February 2004.

(4) Syndicated loans

At 31 March 2001, 2002 and 2003, in addition to drawn down amounts of syndicated loans, the Group has unused confirmed credit lines of €1,723 million, €1,660 million and €600 million (bridge facility maturing 15 December 2003).

In March 2003 an agreement was signed with a consortium of banks “the lenders” to extend until 21 January 2004 the maturity of a revolving credit facility of €400 million and two bilateral loans totalling €75 million out of the €358 million of bilateral loans at 31 March 2003 that were originally to mature in March and April 2003. A new bridge facility of €600 million maturing 15 December 2003 was also signed under similar terms and conditions.

Both extended and bridge facilities are subject to compliance with new financial covenants, which have also replaced existing covenants in the two other existing syndicated revolving credit facilities (totalling commitments of €1, 250 million and €977 million respectively). They are unsecured and rank “pari passu” with the other revolving facilities.

While the bridge facility and the extended facilities documentation were signed on 25 March 2003, they were further conditioned by the formalisation of amendments in particular with respect to financial ratios in some other financing arrangements of the Group. Those amendments were finalised and documented in the early part of April 2003.

The bridge facility and the extended facilities are repayable and cancellable upon receipt of proceeds from disposals subject to certain thresholds, with the bridge facility repayable prior to the extended facilities.

Subsequent to the year-end, the Group signed binding agreements to dispose its Industrial Turbine businesses for expected net cash proceeds of approximately €950 million. Other assets disposals which occur after 31 March 2003 generated net cash proceeds of €138 million (see Note 31 “Post balance sheet events”).

The newly extended credit facilities of €475 million and the €600 million new bridge facility are immediately repayable if the Group fails to meet its financial covenants in the coming financial year set out below:

■	“Total debt” defined as the sum of the gross financial debt and the net amount of sale of trade receivables (see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €7,000 million(1) and €6,800 million. At 31 March 2003, the “total debt” amounted to €6,688 million.
■	“Economic debt” defined as the sum of the net financial debt and the net amount of sale of trade receivables (see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €5,300 million and €5,500 million. At 31 March 2003, the “economic debt” amounted to €4,918 million.
■	“Consolidated net worth” defined as the sum of shareholders’ equity and minority interests shall not be lower at respectively 31 March 2003 and 30 September 2003 than €800 million and €500 million. At 31 March 2003, the “consolidated net worth” amounts to €853 million.

Financial covenants mentioned above also apply to the €1,250 million and €977 million syndicated revolving credit facilities. Similar ratios are applicable until maturity of the credit facilities. At 31 March 2004, “total debt” shall not exceed €4,800 million, “economic debt” shall not exceed €3,600 million and “consolidated net worth” shall not be lower than €500 million. Interest cover, the ratio between EBITDA(2) and consolidated net financial expenses(3), shall not be lower than 1.8 at 31 March 2004. Differing ratios apply in the periods up to the last maturity in 2006.

1)	Additional flexibility of €500 million is granted at the two month-ends following this date.
(2)	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Note 4).
(3)	Consolidated net financial expenses are defined as net interest income plus securitisation expenses (see Note 5).

Consolidated financial statements

Notes

In addition to these financial covenants, under the €475 million newly extended credit lines and the €600 million new bridge facility, the Group’s lenders may request the early repayment of all or part of these lines if at the Shareholders’ Meeting to be held on 2 July 2003 the shareholders do not approve resolutions authorising the Board of Directors to increase the share capital.

(5) The total authorised commercial paper programme is €2,500 million, availability being subject to market conditions.

(6) The Group sold, in several transactions, the right to receive payment from certain customers for future receivables for a net amount of €1,578 million, €1,735 million and €1,292 million at 31 March 2001, 2002 and 2003 respectively.

Within the total of €1,292 million at 31 March 2003:

■	€581 million correspond to securitised Marine transactions of which:
•	€518 million relate to the sale of two cruise-ships to two customers. These transactions, which substantially limit the Group’s exposure during the cruise-ship construction period, provide for limited recourse only in the event of customer default prior to the delivery of the cruise-ships to cover any eventual losses of the investors upon the resale of the cruise-ship in question, subject to a maximum of €82 million in respect of one cruise-ship sold to one customer and, a maximum of €84 million in respect of one cruise-ship sold to another customer. These transactions benefit from a security mortgage on the ships until delivery and final payment by the customer.
•	€63 million relate to the sale of future receivables from another customer.
■	€711 million correspond to securitised Transport transactions covering eleven contracts with three customers.

(b) Analysis by maturity and interest rate

	× Short term ➢		× Long term ➢
In € million	At 31 March 2003	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Average Interest rate (1)

Redeemable preference shares	205	—	—	205	—	—	—	6.3%

Subordinated notes	250	—	—	—	250	—	—	4.9%

Bonds	1,200	550	—	—	650	—	—	4.7%

Syndicated loans	2,627	654	1,250	—	723	—	—	3.7%

Bilateral loans	358	75	—	50	33	200	—	3.6%

Bank overdraft and other facilities	266	238	3	3	3	3	16	4.7%

Commercial Paper	83	83	—	—	—	—	—	3.5%

Accrued interests	50	50	—	—	—	—	—	—

Total	5,039	1,650	1,253	258	1,659	203	16

Future receivables securitised, net (2)	1,292	1,034	254	4	—	—	—	5.0%

Financial debt	6,331	2,684	1,507	262	1,659	203	16	—

(1)	Including the effects of interest rate swaps associated with the underlying debt.
(2)	The reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

Consolidated financial statements

Notes

	× At 31 March 2003 ➢
In € million	Amount before Hedging	Amount after Hedging(1)

Financial debt at fixed rate	1,315	962

Financial debt at floating rate(2)	5,016	5,369

Total	6,331	6,331

(1)	After taking into account €353 million of interest swaps converting the financial debt at fixed rates into variable rates (see Note 29 (b)).
(2)	Floating interest rates are based on EURIBOR and LIBOR.

(c) Analysis by currency

	× At 31 March ➢
In € million	2001	2002	2003

Euro	5,496	5,676	6,205

US dollar	106	125	22

Swiss franc	146	—	—

Mexican peso	—	59	—

Pound sterling	197	24	3

Other currencies	286	151	101

Total	6,231	6,035	6,331

➢	Note 23—Accrued contract costs and other payables

	× At 31 March ➢
In € million	2001	2002	2003

Accrued contract cost (contract completion)	1,641	2,725	2,822

Staff and associated costs	751	910	888

Income taxes	259	158	192

Other taxes	294	239	254

Others	591	506	590

Accrued contract costs and other payables	3,536	4,538	4,746

Consolidated financial statements

Notes

➢	Note 24—Customers deposits and advances

During the year the Group’s Marine subsidiary entered into a construction finance contract in respect of one ship presently under construction. Under the terms of this contract finance is made available against commitments to suppliers and to work in progress. The amounts financed are secured against the ship involved and the future receivable is collaterised by way of a guarantee of the pre-financing.

Cash received has firstly been applied against amounts included in trade receivables then against work in progress and, where commitments made have not yet become work in progress, cash is shown as part of customer deposits and advances.

At 31 March 2003 cash received on this pre-financing was €453 million, of which €434 million has been applied and the remaining balance of €19 million included in customer deposits and advances.

➢	Note 25—Financing arrangements

(a) Special purpose leasing entities

At 31 March 2003, the Group has interests in eight special purpose leasing entities owning seven cruise-ships and sixty locomotives. Because the Group has no shares in these entities, they are not consolidated. Four special purpose entities are active at 31 March 2003.

During the year ended 31 March 2002 the leasing arrangements of four special purpose leasing entities owning four cruise-ships were re-organised following the bankruptcy of Renaissance Cruises which went into Chapter 11 bankruptcy proceedings in September 2001 and for which the Group had previously built and delivered eight cruise-ships.

The four cruise-ships owned by four special purpose leasing entities which were afterwards put into liquidation were subsequently sold to separate subsidiaries of Cruiseinvest L.L.C, a subsidiary of Cruiseinvest (Jersey) Ltd, an entity in which the Group has no shares.

Consequently, at 31 March 2003, the Group has four ongoing leasing arrangements three relating to Marine and one relating to Transport.

Consolidated financial statements

Notes

The summarised condensed balance sheets is as follows:

	× At 31 March ➢
In € million	2001	2002	2003

Assets

Restricted long-term cash	92	88	85

Long-term receivables, net (*)	1,663	923	770

Advance payments	42	10	10

Other assets	61	43	41

Total	1,858	1,064	906

Liabilities

Bank borrowings (1)	1,399	634	510

Alstom financing (2)	218	270	266

Customers retentions	241	160	130

Total	1,858	1,064	906

(*)	Long-term receivables, net are presented net of unearned income that amounts to €812 million, €552 million and €457 million at 31 March 2001, 2002 and 2003 respectively.

The decrease of total balance sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US dollar during the period.

(1) Bank borrowings

Marine

Borrowing of one entity totalling €137 million, €123 million and €111 million at 31 March 2001, 2002 and 2003, respectively is guaranted by the Group. In the event of the guarantee of repayment of borrowings being called, the Group’s position is secured on the underlying assets of the entity. The Group’s exposure is disclosed in Note 27 (a) (2) “Vendor financing”.

Borrowings of two entities totalling €281 million, €207 million and €96 million at 31 March 2001, 2002 and 2003, respectively are guaranteed by Coface, a French state-owned export credit insurance Group, up to a maximum of 95% of their nominal value. The Group has no exposure in respect of these borrowings.

Transport

Borrowings of the entity involving sixty locomotives totalling €251 million, €287 million and €252 million at 31 March 2001, 2002 and 2003, respectively are guaranted by a Western European state with no recourse to the members of the entity in case of default. The Group has no exposure in respect of these borrowings.

(2) ALSTOM borrowings

Marine

Two leasing entities are also directly financed by the Group for an amount of €218 million, €270 million and €223 million at 31 March 2001, 2002 and 2003, respectively, that will increase to a maximum of approximately €240 million in 2005. This financing is secured by ship mortgages. The Group’s exposure is disclosed in Note 27 (a) (2) “vendor financing”.

Transport

The entity involving sixty locomotives is also directly financed by the Group for an amount of €43 million at 31 March 2003, that will increase to a maximum of approximately €63 million in 2009. This financing is guaranted by a Western European state. The Group has no exposure in respect of these borrowings.

Consolidated financial statements

Notes

As a consequence, at 31 March 2003, the Group’s vendor financing exposure in respect of these entities is €351 million (see Note 27 (a) (2) “Vendor financing”).

(b) Cruiseinvest

The ultimate owner of Cruiseinvest (Jersey) Ltd, a company incorporated on November 12, 2001, is a Jersey charitable trust. The main assets of this structure through subsidiaries of Cruiseinvest LLC are six cruise-ships initially delivered to Renaissance, the ownership of which was reorganised following the bankruptcy of Renaissance Cruises, including the four cruise-ships referred to in Note 25 (a), and acquired after a sealed bid auction process.

	× At 31 March ➢
In € million	2002 (*)	2003 (*)

Cruise ships at cost	1,026	907

Other assets	26	6

Total assets	1,052	913

Retained earnings	—	(78)

Bank borrowings (1)	857	804

Alstom limited recourse notes (including interests) (2)	195	169

Alstom credit line (3)	—	15

Other payables	—	3

Total liabilities	1,052	913

(*)	Unaudited and based on available figures provided by Cruiseinvest at 31 December 2001 and 2002.
(1)	The Group guaranteed some of the financing arrangements up to US Dollar 173 million (€197 million at 31 March 2002 and €159 million at 31 March 2003) of which US Dollar 84 million (€96 million at 31 March 2002 and €77 million at 31 March 2003) are supported by a cash deposit.
(2)	The Group purchased US Dollar 170 million (€195 million at 31 March 2002 and €156 million at 31 March 2003) of subordinated limited recourse notes issued by Cruiseinvest (Jersey) Ltd. These subordinated limited recourse notes are composed of a series of five notes bearing interest at 6% per annum payable half yearly in arrears, and maturing in December 2011. The right of the Group as note-holder is limited to amounts that shall become payable up to the value of the notes. Related interests due and accrued amounted to €13 million at 31 March 2003.
(3)	The Group provided Cruiseinvest LLC with a €40 million line of credit, of which €15 million has been drawn down at 31 March 2003.

The decrease of total balance sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US Dollar during the period.

As current economic environment negatively affects the market to which the ships are dedicated, an impairment test of the carrying value of the ships was needed.

Based on current known facts and circumstances and cash flow forecasts based on the existing leasing arrangements of Cruiseinvest and on assumptions as to leases renewal and ships sales, the Group considers that its provision of €140 million at 31 March 2003 (€144 million at 31 March 2002) is adequate to cover the probable risk.

At 31 March 2003, the Group’s vendor financing exposure in respect of Cruiseinvest is €368 million, corresponding to the limited recourse note including interest of €169 million, the total commitment concerning the line of credit of €40 million and €159 million of guarantees given on borrowings (see Note27 (a) (2) “Vendor financing”).

➢	Note 26—Sector and geographic data

a) Sector data

The Group is managed through Sectors of activity and determined its reportable Segments accordingly.

During fiscal year 2003, the Group was organised in four Sectors:

■	The Power Sector offers a wide range of products and services related to electrical power generation including design, manufacture, construction, turnkey project management and related services.
■	The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy. From 1 April 2002 Power Conversion was integrated within the Transmission & Distribution Sector and provides solutions for manufacturing processes, high-performance products including motors, generators, propulsion systems for Marine, and drives for a variety of industrial applications.

Consolidated financial statements

Notes

■	The Transport Sector offers equipment, systems, and customer support for rail transportation including passenger trains, locomotives, signalling equipment, rail components and service.
■	The Marine Sector designs and manufactures cruise and other speciality ships.

The composition of the Sectors may vary from time to time. As part of any change in the composition of its Sectors, the Group management may also modify the manner in which it evaluates and measures profitability. The Group evaluates internally the Sectors performance on a number of measures including Operating Income and Earnings Before Interest and Tax.

Some units, not material to the Sector presentation, have been transferred between Sectors. The revised Segment composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

From 1 April 2003 the Power Sector was reorganised into three new Sectors: Power Turbo-Systems, Power Service and Power Environment and future reporting will reflect this Sector reorganisation.

	× At 31 March ➢
In € million	2001	2002	2003

Orders received

Power	11,502	11,033	8,602

Transmission & Distribution (1)	3,619	3,877	3,732

Transport	5,558	6,154	6,412

Marine	1,835	462	163

Contracting	2,840	909	—

Corporate & others (2)	373	251	214

Total	25,727	22,686	19,123

	× Year ended 31 March ➢
In € million	2001	2002	2003

Sales

Power	12,040	12,976	10,901

Transmission & Distribution (1)	3,409	3,814	3,605

Transport	4,400	4,413	5,072

Marine	1,841	1,240	1,568

Contracting	2,485	759	—

Corporate & others (2)	375	251	205

Total	24,550	23,453	21,351

Consolidated financial statements

Notes

	× Year ended 31 March ➢
In € million	2001	2002	2003

Operating income (loss)

Power	448	572	(690)

Transmission & Distribution (1)	275	226	227

Transport	266	101	(24)

Marine	80	47	24

Contracting	123	30	—

Corporate & others (2)	(41)	(35)	(44)

Total	1,151	941	(507)

	× Year ended 31 March ➢
In € million	2001	2002	2003

EBIT

Power	313	271	(1,063)

Transmission & Distribution (1)	196	122	81

Transport	171	83	(113)

Marine	76	32	12

Contracting	219	28	—

Corporate & others (2)	(44)	(49)	(46)

Total	931	487	(1,129)

	× At 31 March ➢
In € million	2001	2002	2003

Capital employed (3)

Power	2,661	3,012	2,383

Transmission & Distribution (1)	1,042	1,044	963

Transport	1,093	1,041	738

Marine	(157)	100	(343)

Contracting	1,268	—	—

Corporate & others (2)	918	1,491	1,208

Total	6,825	6,688	4,949

(1)	Power Conversion was integrated into the Transmission & Distribution Sector as of 1 April 2002. Previous years’ comparative figures have been restated accordingly.
(2)	Corporate & others include all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (before disposal) and India, that are not allocated to Sectors.
(3)	Capital employed is defined as the closing position of the sum of Fixed assets net and current assets (excluding net proceeds of sale of trade receivables) less current liabilities and provisions for risks and charges.

Consolidated financial statements

Notes

b) Geographic data

	× Year ended 31 March ➢
In € million	2001	2002	2003

Sales by country of destination

Europe	11,078	9,313	9,219

North America	6,863	6,255	4,719

South & Central America	952	1,439	1,534

Asia / Pacific	3,957	4,521	3,727

Middle East / Africa	1,700	1,925	2,152

Total	24,550	23,453	21,351

	× Year ended 31 March ➢
In € million	2001	2002	2003

Sales by country of origin

Europe	16,412	14,755	14,762

North America	5,414	5,623	3,935

South & Central America	598	683	601

Asia / Pacific (*)	1,771	2,050	1,833

Middle East / Africa (*)	355	342	220

Total	24,550	23,453	21,351

(*)	India and Pakistan previously included in Middle East are now included in Asia / Pacific. Previous years have been restated accordingly.

Net sales of €3,049 million (12.4%), €3,258 (13.9%) and €3,300 (15.5%) in the years ended 31 March 2001, 2002 and 2003 respectively, are obtained from a group of state owned companies, independently managed, the largest of which represented 1.1%, 2.4% and 4.2% in the years ended 31 March 2001, 2002 and 2003 respectively.

No client represented more than 10% of net sales in any of the three years.

Consolidated financial statements

Notes

➢	Note 27—Off balance sheet commitments and other obligations

a) Off balance sheet commitments

	× At 31 March ➢
In € million	2001	2002	2003

Guarantees related to contracts (1)	14,156	11,451	9,465

Guarantees related to Vendor financing (2)	913	932	749

Discounted notes receivable	2	18	11

Commitments to purchase fixed assets	22	8	7

Other guarantees	—	58	94

Total	15,093	12,467	10,326

(1) Guarantees related to contracts

In accordance with industry practice guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees can, in the normal course, extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may include guarantees on project completion, of contract specific defined performance criteria or plant availability.

The guarantees are provided by banks or surety companies by way of performance bonds, surety bonds and letters of credit and are normally for defined amounts and periods.

The Group provides a counter indemnity to the bank or surety company.

The projects for which the guarantees are given are regularly reviewed by management and when it becomes probable that payments pursuant to performance guarantees will require to be made accruals are recorded in the consolidated financial statement at that time.

Guarantees given by parent or Group companies relating to liabilities included in the consolidated accounts are not included.

(2) Vendor financing

The Group has provided financial support, referred to as vendor financing, to financial institutions and granted financing to certain purchasers of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment. The total “vendor financing” was €1,259 million at 31 March 2003 (€1,493 million at 31 March 2002).

Consolidated financial statements

Notes

The table below sets forth the breakdown of the outstanding vendor financing by Sector at 31 March 2002 and 31 March 2003:

	× At 31 March 2002 ➢			× At 31 March 2003 ➢
In € million	Balance sheet (1)	Off balance sheet (2)	Total	Balance sheet (1)	Off balance sheet (2)	Total

Marine	561	483	1,044	510	423	933

Cruiseinvest/ Renaissance	291	141	432	261	107	368

Leasing entities	270	123	393	223	128	351

Others	—	219	219	26	188	214

Transport	—	416	416	—	317	317

European metro operator	—	289	289	—	257	257

Others	—	127	127	—	60	60

Power	—	29	29	—	5	5

T&D	—	4	4	—	4	4

Total	561	932	1,493	510	749	1,259

(1)	Balance sheet items are included in “other fixed assets” (Note 11).
(2)	Off-balance sheet figures correspond to the total guarantees and commitments, net of related cash deposits, which are shown as balance sheet items.

The decrease of the total “vendor financing” is mainly due to the appreciation of Euro against US Dollar and British Pound during the period.

Marine

■	Cruiseinvest/Renaissance

At 31 March 2003, the “vendor financing” granted to Cruiseinvest relating to Renaissance Cruises amounted to €368 million (€432 million at 31 March 2002) as described is Note 25 (b).

■	Leasing entities

At 31 March 2003, the Group finances and guarantees the financing of three special leasing entities relating to three cruise-ships for an amount of €351 million (€393 million at 31 March 2002) as described in Note 25 (a).

■	Other ships

The Group has guaranteed the financing arrangements of three cruise-ships and two high speed ferries delivered to three customers for an amount of €214 million at 31 March 2003 (€219 million at 31 March 2002). One of these guarantees is supported by a cash deposit amounting to €26 million at 31 March 2003.

The provision retained in respect of Marine Vendor financing is €140 million at 31 March 2003 (€144 million at 31 March 2002).

Transport

Guarantees given as part of vendor financing arrangements in the Transport Sector amounted to €317 million at 31 March 2003 (€416 million at 31 March 2002).

Included in this amount are guarantees given as part of a leasing scheme involving a major European metro operator as described in Note 27 (b). If the metro operator decides in year 2017 not to extend the initial period the Group has guaranteed to the lessors that the value of the trains and associated equipment at the option date should not be less than GPB 177 million (€289 million at 31 March 2002 and €257 million at 31 March 2003).

Consolidated financial statements

Notes

Other Sectors

Other guarantees totalling €9 million at 31 March 2003 (€33 million at 31 March 2002) have been given. There has been no default by any of the concerned entities under the underlying agreements.

b) Capital and operating lease obligations

In € million	Total	Within 1 year	1 to 5 years	Over 5 years

Long term rental (1)	667	6	48	613

Capital leases obligation (2)	278	31	93	154

Operating leases (3)	534	90	225	219

Total	1,479	127	366	986

(1) Long-term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Group has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Group leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Group.

These commitments are in respect of the full lease period and are covered by payments due to the Group from the metro operator.

If this lease were capitalised it would increase long-term assets and long-term debt by €754 million, €757 million and €667 million at 31 March 2001, 2002 and 2003 respectively.

(2) Capital leases

If capital leases were capitalised (property plant and equipment) long-term assets would increase by €54 million, €112 million and €212 million, increase long term financial debt by €55 million, €119 million and €216 million and decrease of shareholders equity of €1 million, €7 million and €4 million at 31 March 2001, 2002 and 2003, respectively.

(3) Operating leases

A number of these operating leases have renewal options. Rent expense was €110 million in the year ended 31 March 2003.

No material commitments are omitted in this note in accordance with current accounting rules.

➢	Note 28—Contingencies

Litigation

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the areas in which the Group operates, particularly for large, long-term projects. In some cases, the amounts claimed against us in these proceedings and disputes are significant, ranging up to €337 million. Amounts retained in respect of litigation, considered as reasonable estimates of probable liabilities, are included in provisions for risks and charges and accrued contract costs. Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors, including the inherent uncertainties of the outcome of litigation.

Consolidated financial statements

Notes

Environment, health and safety

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which operations take place, industrial activities are subject to obtaining permits, licenses or/and authorisations, or to prior notification. Most facilities must comply with these permits, licenses or authorisations and are subject to regular administrative inspections.

Significant amounts are invested to ensure that activities are conducted in order to reduce the risks of impacting the environment and capital expenditures are regularly incurred in connection with environmental compliance requirements. Although involved in the remediation of contamination of certain properties and other sites, the Group believes that its facilities are in compliance with its operating permits and that operations are generally in compliance with environmental laws and regulations.

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts budgeted and provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on the financial condition or results of operations. To date, no significant liability has been asserted against us, and compliance with environmental regulations has not has a material effect on the results of operations.

Asbestos

The Group is also subject to regulations, including in France, UK and the US, regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos.

It has been Group policy for many years to abandon definitively the use of products containing asbestos by all of its operating units world-wide and to promote the application of this principle to all suppliers, including in those countries where the use of asbestos is permitted. In the past some products containing asbestos have been used and sold, particularly in France, in the Marine Sector, and to a lesser extent in the other Sectors. As a result, the Group is aware of to approximately 128 asbestos-related cases in France from employees, former employees or third parties arising out of its activities. The Group believes that in those cases compensation will be borne by the general French social security (medical) funds or by the publicly funded Indemnification Fund for Asbestos Victims.

In addition, in the United States, the Group is currently subject to approximately 145 asbestos-related personal injury lawsuits which have their origin solely in the Group’s purchase of some of ABB’s power generation business, for which it is or will be indemnified by ABB. The Group is also currently subject to two lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which it is also indemnified by ABB. In January of 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. Hearings are still pending to determine whether the plan would be confirmed by the bankruptcy court. If the plan were to be confirmed by the bankruptcy court, it would then have to be approved by the United States federal district court, and is potentially subject to further appeal. Consummation of the plan also is subject to certain other conditions. In addition to the ABB indemnity, the Group believes that under the terms of the plan it would also be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

The Group is also subject to approximately 46 other asbestos-related personal injury lawsuits in the United States involving approximately 2,590 claimants that, in whole or in part, assert claims against the Group which are not related to it’s purchase of some of ABB’s power

Consolidated financial statements

Notes

generation business or as to which the complaint does not provide details sufficient to permit it to determine whether the ABB indemnity applies. Most of the remaining lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits often are very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where meaningful evaluation is practicable, the Group believes that it has valid defences and, with respect to a number of lawsuits, it is asserting rights to indemnification against a third party. The Group also expects a significant number of such cases will be dismissed by plaintiffs without prejudice, subject to being refiled in the future, following discussions with its lawyers. In some additional cases, which await court finalisation, agreements have been reached with plaintiffs for the voluntary dismissal of such cases on a without prejudice basis, which is to say the plaintiffs may refile these cases in the future.

The Group has not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Since 31 October 2002, a total of 101 cases involving approximately 15,516, claimants have been voluntarily dismissed by plaintiffs without prejudice. Generally plaintiffs agree to such dismissals because following discussions, they feel we are not responsible for the claims filed by them.

The Group is also subject to a minor number of asbestos related former employee personal injury related claims in other countries, mainly in the UK where it is subject to approximately 142 of such claims.

The Group believes that the existing asbestos-related cases described above will not have a material adverse impact on its financial condition. It can, however, give no assurances that such cases will not grow in number or that those it has at present or may face in the future may not have a material adverse impact.

Product liability

The Group designs, manufactures, and sells several products of large individual value that are used in major infrastructure projects. In this environment, product-related defects have the potential to create liabilities that could be material. If potential product defects become known, a technical assessment occurs whereby products of the affected type are quantified and studied. If the results of the study indicate that a product liability exists, provisions are recorded. The Group believes that it has made adequate provisions to cover currently known product-related liabilities, and regularly revises its estimates using currently available information. Neither the Group nor any of its businesses are aware of product-related liabilities which would exceed the amounts already recognised, and believes it has provided sufficient amounts to satisfy its litigation, environmental and product liability obligations to the extent they can be estimated.

➢	Note 29—Market related exposures

(a) Currency risk

Due to the international nature of its activities, numerous cash flows of the Group are denominated in foreign currencies. The Group acquires financial instruments with off balance sheet risk solely to hedge such exposure on either anticipated transactions or firm commitments. The only instruments used are exchange rate guarantees obtained through export insurance companies, forward exchange contracts and options.

The Group may not, in specific circumstances, and as an exception to the policy described above, fully hedge certain identified exposures or anticipate the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

■	During the tender period, depending on the probability of obtaining the project and market conditions, the Group generally hedges a portion of its tenders using options or export insurance contracts when possible. The guarantees granted by these contracts become firm if and when the underlying tender is accepted.

Consolidated financial statements

Notes

■	Once the contract is signed, forward exchange contracts or currency swaps are used to adjust the hedging position to the actual exposure during the life of the contract (either as the only hedging instruments or as a complement to existing export insurance contracts).

(b) Interest rate risk

The Group does not have a dynamic interest rate risk management policy. However, it may enter into transactions in order to hedge its interest rate risk on a case by case basis according to market opportunities, under the supervision of the Executive Committee.

	At 31 March 2003	Within 1 year	1 to 5 years	Over 5 years

Financial assets at floating rate	1,936	1,709	81	146

Financial assets at fixed rate	549	16	78	455

Financial assets not bearing interests	182	59	16	107

Financial assets	2,667	1,784	175	708

Financial debt at floating rate	(5,016)	(2,080)	(2,936)	—

Financial debt at fixed rate	(1,315)	(604)	(695)	(16)

Financial debt	(6,331)	(2,684)	(3,631)	(16)

Net position at floating rate before hedging	(3,080)	(371)	(2,855)	146

Net position at fixed rate before hedging	(766)	(588)	(617)	439

Net position before hedging	(3,846)	(959)	(3,472)	585

Swap fixed to variable	290	18	272	—

Net position at floating rate after hedging	(3,370)	(389)	(3,127)	146

Net position at fixed rate after hedging	(476)	(570)	(345)	439

Net position after hedging	(3,846)	(959)	(3,472)	585

The net short term borrowing position at floating rate after hedging amounts to €389 million. A 100 bps increase in the market rates would have increased the net interest expense by €4 million, representing 1.5% of the net interest expense (including securitisation costs) for the year-end 31 March 2003.

At 31 March 2003, the following interest rate swaps are outstanding:

■	€63 million paying fixed rates to hedge a portion of the Group’s fixed rate financial assets.
■	€353 million receiving fixed rates, €320 million hedging a portion of the €650 million bond issue and €33 million hedging a bilateral loan.
■	€33 million receiving fixed rates with an effective starting date at 20 January 2004.
■	€200 million receiving fixed rates to optimise the short term liquidity management.

Consolidated financial statements

Notes

c) Nominal and fair value of financial instruments outstanding at year-end

■	Nominal value of financial instruments

	× At 31 March 2003 ➢
In € million	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)

Interest rate instruments:

Interest rate swaps—pay fixed	63	15	48	—	5.5%

Interest rate swaps—receive fixed	586	233	353	—	4.3%

Foreign exchange instruments:

Currency swaps—currencies purchased (1)	2,906	1,658	1,249	—

Currency swaps—currencies sold (1)	6,898	4,867	2,031	—

Forward contracts—currencies purchased	798	584	214	—

Forward contracts—currencies sold	2,708	1,646	895	168

Insurance contracts—currencies purchased	96	78	18	—

Insurance contracts—currencies sold	—	—	—	—

Currency options—purchased	591	568	23	—

Currency options—sold	564	544	20	—

(*)	Floating rates are generally based on EURIBOR/LIBOR.
(1)	The currency swaps include four swaps, two swaps – currency purchased for a notional amount of €1,200 million and two swaps – currency sold for a notional amount of €1,200 million, whose final pay-offs are also related to Group’s share price. As a whole, these swaps do not create any currency position and their future potential losses are capped.

	× At 31 March 2002 ➢
In € million	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)

Interest rate instruments:

Interest rate swaps—pay fixed	73	11	—	62	11.92%

Interest rate swaps—receive fixed	473	19	449	5	5.30%

Cap	2	—	—	2

Foreign exchange instruments:

Currency swaps—currencies purchased	1,581	1,550	31	—

Currency swaps—currencies sold	7,143	6,243	898	2

Forward contracts—currencies purchased	971	856	115	—

Forward contracts—currencies sold	5,172	3,443	1,521	208

Insurance contracts—currencies purchased	—	—	—	—

Insurance contracts—currencies sold	227	184	43	—

Currency options—purchased	854	854	—	—

Currency options—sold	547	547	—	—

(*)	Floating rates are generally based on EURIBOR/LIBOR.

Consolidated financial statements

Notes

	× At 31 March 2001 ➢
In € million	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)

Interest rate instruments:

Interest rate swaps—pay fixed	67	—	—	67	11.92%

Interest rate swaps—receive fixed	1,079	10	361	708	5.36%

Interest rate swaps—floating/floating	200	—	—	200	—

Swaptions	146	113	33	—	6.91%

Cap	705	222	281	202	—

Foreign exchange instruments:

Currency swaps—currencies purchased	3,694	3,145	549	—

Currency swaps—currencies sold	4,190	3,383	794	13

Forward contracts—currencies purchased	1,579	1,036	543	—

Forward contracts—currencies sold	6,255	4,105	1,945	205

Insurance contracts—currencies purchased	66	46	20	—

Insurance contracts—currencies sold	527	291	236	—

Currency options—purchased	954	946	8	—

Currency options—sold	453	453	—	—

(*)	Floating rates are generally based on EURIBOR/LIBOR.

■	Fair value of financial instruments

Publicly traded equity and marketable debt securities are disclosed at market prices. The fair values of all financial instruments other than specified items such as lease contracts, controlled businesses and Equity method investees and other investments and employers’ pension and benefit obligations have been estimated using various valuation techniques, including the present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

–	fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,
–	estimates as at 31 March 2003 are not necessarily indicative of the amounts that the Group would record upon further disposal/termination of the financial instrument.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

–	Long term loans, retentions, deposits and other fixed assets

The fair values of these financial instruments were determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Group’s incremental rates at year-end for similar types of loan arrangements.

–	Cash and cash equivalents, bank overdrafts, short-term borrowings

The carrying amounts reflected in the consolidated balance sheet approximate fair value due to the short-term nature of the instruments.

–	Long-term debt

The fair value of the long-term debt was determined by either estimating future cash flows on an item-by-item basis and discounting

Consolidated financial statements

Notes

these future cash flows using the Group’s incremental borrowing rates at year-end for similar types of borrowing arrangements or using the market price when it relates to publicly traded instruments.

–	Interest rate swaps, currency swaps, options, and forward exchange contracts

The fair value of these instruments is the estimated amount that the Group would receive or pay to settle the related agreements, valued upon relevant yield curves and foreign exchange rates as of, 31 March 2001, 2002 and 2003.

The fair value of forward exchange contracts was computed by applying the difference between the contract rate and the market forward rate at closing date to the nominal amount.

Export insurance contracts related to tenders are insurance contracts that are not marked to market. Export insurance contracts that hedge firm commitments are considered as acting as derivatives and were marked to market for the purpose of the disclosure.

The fair value of financial instruments outstanding is analysed as follows:

	× At 31 March ➢
	2001		2002		2003
In € million	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Balance sheet

Assets

Long term loans, deposits and retentions	776	738	778	750	814	701

Other fixed assets	79	79	79	79	83	83

Short-term investments	496	498	331	333	142	143

Cash & cash equivalents	2,524	2,524	1,905	1,905	1,628	1,628

Liabilities

Financial debt	6,231	6,233	6,035	5,948	6,331	5,909

Off balance sheet

Interest rate instruments:

Interest rate swaps—pay fixed	—	—	—	(6)	—	9

Interest rate swaps—receive fixed	—	13	—	11	—	30

Interest rate swaps—floating/floating	—	4	—	—	—	—

Swaptions	—	(1)	—	—	—	—

Cap	—	(2)	—	—	—	—

Foreign exchange instruments

Currency swaps—currencies purchased	—	15	—	16	—	(178)

Currency swaps—currencies sold	—	(71)	—	(70)	—	257

Forward contracts—currencies purchased	—	122	—	38	—	(30)

Forward contracts—currencies sold	—	(344)	—	(197)	—	87

Insurance contracts—currencies purchased	—	—	—	—	—	(6)

Insurance contracts—currencies sold	—	19	—	2	—	—

Currency option contracts—purchased	—	1	—	8	—	37

Currency option contracts—sold	—	(5)	—	(13)	—	(7)

Consolidated financial statements

Notes

The increase in fair value of forward contracts and currency swaps (currency sold) and the decrease in fair value of forward contracts and currency swaps (currency purchased) is mainly due to the appreciation of the Euro against the US Dollar during the period.

(d) Credit risk

The Group hedges up to 90% of the credit risk on certain contracts using export credit insurance contracts. The Group believes the risk of counterparty failure to perform as contracted, which could have a significant impact on the Group’s financial statements or results of operations, is limited due to the generally high credit rating of the counterparties.

(e) Liquidity risk

The Group has diversified its sources of financing using bank financing, making use of sale of trade receivables and securitisation of future receivables and other external sources of short-term financing.

In € million	At 31 March 2003	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years

Financial debt maturity (1)	6,331	2,684	1,507	262	1,659	203	16

Of which Future receivables securitised (1)	1,292	1,034	254	4	—	—	—

Available credit line (1)	600

Cash & cash equivalents and short term investments (2)	1,770

(1)	See Note 22 (a) & (b).
(2)	See Notes 17 & 18.

At 31 March 2003 the financial debt of €6,331 million matures as follows: €2,684 million in fiscal year 2004, €1,507 million in fiscal year 2005 and €2,140 million in the following fiscal years.

Excluding future receivables securitised, the reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment, €1,650 million of financial debt matures in fiscal year 2004, €1,253 million in fiscal year 2005 and €2,136 million in the following fiscal years.

In addition, at 31 March 2003 available credit lines together with cash and cash equivalents and short-term investments amounted to €2,370 million, of which €1,210 million at parent company level.

The €600 million credit line matures in December 2003.

The Group must renegotiate or renew its credit facilities as they expire, enter into new facilities or obtain capital from other sources in order to refinance its indebtedness as it matures and to finance its working capital and capital expenditure requirements.

The Group’s ability to maintain and obtain financing depends in large part upon its financial performance. The Group’s lines of credit, as well as certain of its other financing agreements, contain covenants requiring it to maintain compliance with pre-established financial ratios. In the fourth quarter of fiscal year 2003, lines of credit were renegotiated our in order to amend the financial covenants. The Group also obtained agreements from its creditors to amend on the same basis the financial covenants contained in certain other financing agreements. The Group’s renegotiated financial covenants require that it maintain (i) a minimum amount of “Consolidated net worth”, to be tested by reference to our latest annual and semi-annual consolidated financial statements, (ii) a maximum amount of “Total debt”, to be tested by

Consolidated financial statements

Notes

reference to the consolidated financial position, on the last day of each month and (iii) a maximum amount of “Economic debt” to be tested by reference to the consolidated financial position on the last day of each month. In our recently renegotiated syndicated revolving credit agreements, we have an additional financial covenant, expressed as a ratio of EBITDA to consolidated net financial expenses (see Note 22 (a)).

The Group’s ability to maintain these financial ratios depends in part on the successful execution of its new action plan, including its asset disposal programme expected to generate €3 billion over a two year period, which could be adversely affected by events beyond the Group’s control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable.

In addition to these financial covenants, under its €475 million newly extended credit lines and €600 million new bridge facility, the Group’s banks may request the early repayment of all or part of these lines if its shareholders do not approve resolutions at the next annual general meeting authorising the Board of Directors to increase the share capital.

Most of the financing agreements and outstanding debt securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings, may result in the acceleration of all or a significant part of the Group’s debt and may consequently prevent it from drawing upon its credit lines.

➢	Note 30—Payroll, staff, employee profit sharing and stock options

	× Year ended 31 March ➢
In € million except number of employees	2001	2002	2003

Total wages and salaries	4,709	4,499	3,919

Of which executive officers (*)	7	5	5

Social security payments and other benefits	1,634	1,236	1,032

Employee profit sharing	25	5	18

Staff of consolidated companies at year-end

Managers, Engineers and professionals	40,044	38,087	35,983

Other employee	102,970	80,908	73,688

Approximate number of employees	143,014	118,995	109,671

(*)	Executive officers at closing.

Consolidated financial statements

Notes

Stock options

Main characteristics of the Group’s stock option plans are as follows:

In € million	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6

Date of shareholders’ meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001

Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003

Exercise price (1)	€27.40	€33.00	€13.09	€6.00

Beginning of exercise period (2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004

Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011

Number of beneficiaries	850	1,703	1,653	5

Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000

Number of options as adjusted following the completion of the capital increase in July 2002 (3)	2,105,703	4,346,191	4,346,087	1,220,000

Total number of options exercised	0	0	0	0

Total number of options cancelled	335,071	324,061	245,586	0

Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000

Number of shares that may be subscribed by members of the executive committee	95,200	135,565	192,474	1,200,000

Terms and conditions of exercise

Average opening price
of shares to reach €38,
for 40 consecutive
trading days (between
22 April 1999 and 21
April 2004).

If this condition is not
fulfilled, the options
will no longer be valid.
As of today, this
condition has not been
met.

		—1/3 of options exercisable as from 24 July 2002. —2/3 of options exercisable as from 24 July 2003. —all options exercisable as from 24 July 2004.	—1/3 of options exercisable as from 8 January 2003. —2/3 of options exercisable as from 8 January 2004. —all options exercisable as from 8 January 2005.	—1/3 of options exercisable as from 7 January 2004. —2/3 of options exercisable as from 7 January 2005. —all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge).
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Plans n° 1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Consolidated financial statements

Notes

Plans n° 2 and n° 4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4,359,775 options have been cancelled.

The following is a summary of activity of the plans:

	Shares	Weighted average Exercise price per share

Outstanding at 1 April 1 2000	6,437,400	€29.19

Granted	—	—

Exercised	—	—

Cancelled	(350,900)	€29.69

Outstanding at 31 March 2001	6,086,500	€29.17

Outstanding at 1 April 2001	6,086,500	€29.17

Granted	8,685,000	€23.37

Exercised	—	—

Cancelled	(540,400)	€19.36

Outstanding at 31 March 2002	14,231,100	€25.67

Outstanding at 1 April 2002	14,231,100	€25.67

Outstanding at April 1st, 2002 after Rights Issue	14,726,354	€24.81

Granted	1,220,000	€6.00

Exercised	—	—

Cancelled	(4,833,091)	€28.62

Outstanding at 31 March 2003	11,113,263	€21.09

➢	Note 31—Post balance sheet events

a) Disposal of Industrial Turbine businesses

On 28 April 2003, the Group announced that binding agreements had been signed to sell its small gas turbines business and its medium-sized gas turbines and industrial steam turbines businesses in two transactions.

The total enterprise value of the two transactions is €1.1 billion. Net cash proceeds are expected to be approximately €950 million after deduction of debt transferred and certain other adjustments for cash items.

The first transaction covers the small gas turbines business, and the second transaction will cover the medium-sized gas turbines and industrial steam turbines businesses. They include:

■	the small gas turbines business (3 MW – 15 MW) based principally in the UK;
■	the medium-sized gas turbines business (15 MW – 50 MW) based principally in Sweden;
■	the industrial steam turbines (up to about 100MW) business with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, the Group’s Industrial Turbines businesses generated sales of approximately €1.25 billion and an estimated EBIT margin of approximately 7%. They employ some 6,500 people.

The transactions are subject to regulatory clearances and documentation is being submitted to the relevant merger control authorities.

The completion of the first of the two transactions was announced on 30 April 2003. The enterprise value is €575 million with net proceeds of approximately €525 million. Completion of this transaction follows receipt of a formal derogation from the European Commission under the EC merger regulation, allowing ownership of the business to be transferred with immediate effect. The purchaser has committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the industrial turbines businesses.

Consolidated financial statements

Notes

Pending merger clearance, the medium gas turbines and industrial steam turbines businesses will continue to be owned and managed by the Group.

b) Disposal of real estate

In April 2003, the Group disposed of 15 sites in France, Spain, Switzerland and Belgium for a total amount of €138 million.

c) Restructuring

In line with the Group strategic plan discussion have begun to inform trade union representatives regarding overhead reduction and industrial restructuring plans.

The first of these restructuring plans, concerning mainly the Power Turbo-Systems Sector has been announced.

➢	Note 32—Major companies included in the scope of consolidation

The major companies are selected according to the following criteria:

■	holding companies,
■	sales above €90 million.

Companies	Country	Ownership%	Consolidation Method

ALSTOM	France	Parent company

ALSTOM Holdings	France	100.0	Full consolidation

ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation

ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation

ALSTOM Inc (holding)	United-States	100.0	Full consolidation

ALSTOM NV (holding)	Netherlands	100.0	Full consolidation

ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation

ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation

ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation

ALSTOM Australia Ltd	Australia	100.0	Full consolidation

ALSTOM Belgium SA	Belgium	100.0	Full consolidation

ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation

ALSTOM Canada Inc	Canada	100.0	Full consolidation

ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation

ALSTOM DDF SA	France	98.8	Full consolidation

ALSTOM Energietechnik GmbH	Germany	100.0	Full consolidation

ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation

ALSTOM K.K.	Japan	100.0	Full consolidation

Consolidated financial statements

Notes

ALSTOM LHB GmbH	Germany	100.0	Full consolidation

ALSTOM Ltd	United Kingdom	100.0	Full consolidation

ALSTOM Power sro	Czech Republic	100.0	Full consolidation

ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation

ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation

ALSTOM Power Centrales	France	100.0	Full consolidation

ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation

ALSTOM Power Conversion SA France	France	100.0	Full consolidation

ALSTOM Power Generation AG	Germany	100.0	Full consolidation

ALSTOM Power Hydraulique	France	100.0	Full consolidation

ALSTOM Power Inc	United States	100.0	Full consolidation

ALSTOM Power Italia Spa	Italy	100.0	Full consolidation

ALSTOM Power ltd	Australia	100.0	Full consolidation

ALSTOM Power Norway AS	Norway	100.0	Full consolidation

ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation

ALSTOM Power SA	Spain	100.0	Full consolidation

ALSTOM Power Service	France	100.0	Full consolidation

ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation

ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation

ALSTOM Power Turbinen GmbH	Germany	100.0	Full consolidation

ALSTOM Power Turbomachines	France	100.0	Full consolidation

ALSTOM Power UK Ltd	United Kingdom	100.0	Full consolidation

ALSTOM Projects India Ltd	India	68.5	Full consolidation

ALSTOM Projects Taiwan Ltd	Taiwan	100.0	Full consolidation

ALSTOM Rail Ltd	United Kingdom	100.0	Full consolidation

ALSTOM Signalling Inc	United States	100.0	Full consolidation

ALSTOM T&D Inc.	United States	100.0	Full consolidation

ALSTOM T&D SA	France	100.0	Full consolidation

ALSTOM T&D SA de CV	Mexico	100.0	Full consolidation

ALSTOM Transport SA	France	100.0	Full consolidation

ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation

ALSTOM Transportation Inc	United States	100.0	Full consolidation

ALSTOM Transporte	Spain	100.0	Full consolidation

Chantiers de l’Atlantique	France	100.0	Full consolidation

Japan Gas Turbines K.K.	Japan	60.0	Full consolidation

EUKORAIL Ltd	South Korea	100.0	Full consolidation

West Coast Traincare	United Kingdom	76.0	Full consolidation

A list of all consolidated companies is available upon request from the Group’s head office.

*	Operating and financial review updated by the Board of Directors. This report is the version adopted by the Board of Directors on 13 May 2003 and updated to take account of events of which it has become aware since that date. The amendments are underlined hereafter.

ANNEX 2 –	OPERATING AND FINANCIAL REVIEW*

Contents

Operating and financial review  and prospects

Overview	p. 2

Main events of fiscal year 2003	p. 3

Strategy and action plan	p. 4

General comments on activity and results	p. 8

Recent developments	p. 10

Outlook	p. 11

Operating & financial review	p. 12

Change in business composition and in presentation of our accounts, non-GAAP measures	p. 12

Key operating and geographical figures for the years ending 31 March 2001, 2002, and 2003	p. 18

Power	p. 21

Transmission & Distribution (T&D)	p. 26

Transport	p. 28

Marine	p. 31

Other	p. 34

Financial statments for the years ending 31 March 2001, 2002, and 2003	p. 35

Liquidity and capital resources	p. 41

Pension accounting	p. 45

Off balance sheet commitments and contractual obligations	p. 47

Critical accounting policies	p. 49

Significant differences between accounting principles generally accepted in France and in the US	p. 50

Impact of exchange rate and interest rate fluctuations	p. 51

Value of financial instruments	p. 53

Operating and financing review and prospects

Overview

Operating and financial review and prospects

You should read the following discussion together with our Consolidated Financial Statements for fiscal years 2003, 2002 and 2001 and the notes thereto, “Description of activities” and “Risks”, included elsewhere in this Annual Report. During the periods discussed in this section, we made several significant transactions that affected the comparability of our financial results between periods. In order to allow you to compare the relevant periods, we present certain information both as it appears in our financial statements and adjusted for business composition and exchange rate variations to improve comparability. We describe these adjustments under “Change in business composition and presentation of our accounts, non-GAAP measures—Comparable basis” below.

This document contains certain information about the markets in which we operate (market size, competitive position). Unless otherwise stated, we have prepared all market share and statistical data contained in this Annual Report on the basis of internal sources and estimates.

Overview

Since our initial public offering in 1998, we have faced a dramatic transformation of the industries in which we operate, and have responded by reshaping our portfolio of products, systems and services. These changes have been principally due to continued deregulation of our markets and privatisation, which have increasingly changed our customer base from one composed of large state-owned companies to one composed of smaller private companies. We have addressed these developments by transforming our Group to broaden its technologies and range of products and by disposing of non-core activities.

We believe our core markets in energy and transport are sound,  offering:

■	solid long-term growth prospects based on customers’ needs to expand essential infrastructure systems in developing economies and to replace or modernise them in the developed world; and
■	attractive opportunities in service and systems.

We believe we can capitalise on our long-standing expertise in these two markets to achieve competitive differentiation. We are strategically well-positioned and hold good market positions:

■	we are one of the top three players in all market segments, very often number one or number two;
■	we benefit from one of the largest installed bases of equipment in power generation and rolling stock, which creates a solid base from which to grow our service business; and
■	we are a recognised technology leader in most of our fields of activity, providing best-in-class technology, with unrivalled global presence.

However, notwithstanding these opportunities we are pursuing our efforts to improve our performance, adapt to the current downturn in the Power market, solve our past operational problems and strengthen our financial structure.

Operating and financial review and prospects

Overview

In fiscal year 2003 we suffered an unprecedented €1,432 million net loss, as compared to a €139 million net loss in fiscal year 2002. In response to the continued deterioration of our financial condition and the market generally, our current priority is the successful implementation of a new strategy and action plan designed to secure our long-term future, discussed below under “Strategy and action plan”.

MAIN EVENTS OF FISCAL YEAR 2003

Fiscal year 2003 was characterised by the following:

■	exceptional problems with our GT24/GT26 heavy-duty gas turbines and UK Trains;
■	a successful capital increase;
■	the disposal of businesses and real estate, and
■	the launch of a new strategy and action plan.

Exceptional problems with our GT24/GT26 heavy-duty gas turbines

In fiscal year 2003 progress continued to be made in implementing a variety of technical improvements to our GT24/GT26 gas turbines, with which we have experienced significant technical difficulties in the past. Our recent progress has enabled flexible and reliable operation of the fleet. As the repaired units accumulate hours in operation, we see that the technology has stabilised. The commercial situation is also becoming much clearer. We have reached commercial settlements on 61 of the 80 units sold, 24 out of which are unconditional, 7 units are currently subject to litigation, and negotiations are ongoing on the remainder. Since November 2002, however, unexpected delays were experienced in finalising the technical recovery package due to unexpected set backs, which we believe have been now recovered, in testing and validating several important components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades. These delays, coupled with the tougher commercial attitude of customers as well as sub-contractors in enforcing their contractual rights due to the accelerated deterioration of the power market, have resulted in extra costs and crystallisation of significant exposures.

As a consequence, we have revised our analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which we currently estimate at €1,530 million net. This amount is based on an estimated remaining gross exposure at 31 March 2003 of €1,984 million, of which we expect to mitigate €454 million by taking numerous actions to reduce our gross exposure.

We retained €1,440 million of provisions and accrued contract costs at 31 March 2002 in respect of these turbines. After application of €1,070 million during fiscal year 2003, the remaining provisions and accrued contract costs were €370 million. The net cash outflow on GT24/GT26 was €1,055 million during fiscal year 2003, and €700 million in fiscal year 2002. To cover our currently estimated total net exposure, an additional gross provision of €1,160 million was provided during fiscal year 2003. As a result, the total provisions and accrued contract costs at 31 March 2003 in respect of these turbines were €1,530 million. For more information regarding our GT24/GT26 gas turbines, including information relating to provisions taken in prior years, see “Power–Update on GT24/GT26 gas turbines issue”. For further information relating to our consolidated provisions for warranties, penalties and claims, see Note 20 to the “Consolidated financial statements”.

Exceptional problems with our UK Trains

In 1997, shortly after the privatisation of the UK rail industry, we took five orders for a total of 119 new regional trains with an aggregate value of €670 million. These contracts were part of the first series of orders following the rail deregulation in the UK. At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts. 118 of the 119 trains under the UK regional contracts are now in service. Settlements have recently been agreed with our customers, under which we are obliged to implement programmes to improve the trains’ reliability, which are ongoing and which are leading to additional costs. Trains are also being delivered on the West Coast Main Line (WCML) contract, registered in February 1999, at the rate of two units per month, in line with customer requirements. Services on the line began in January 2003 and the

Operating and financial review and prospects

Overview

remaining 38 trains to be delivered are scheduled for delivery by September 2004, but there have, however, also been major delays and cost-overruns on this contract.

In fiscal year 2003, we recorded gross additional provisions and accrued contract costs of €140 million to cover the estimated future costs of the continuing improvement programme on the UK Regional Trains and to complete the WCML contract. A part of the additional provision and accrued contract costs was applied during fiscal year 2003. For more information regarding the UK Regional Trains, including information relating to provisions taken in prior years, see “Transport–UK Trains”.

Capital increase

Initially announced in March 2002, a capital increase by way of a rights issue (droits préférentiels de souscription) was completed in July 2002. Pursuant to this offering, 66.3 million new ALSTOM shares were issued at the price of €9.6 per share. The net proceeds of the offering, after deducting underwriting and other discounts and commissions and expenses, amounted to €622 million.

ALSTOM’s share capital was composed of 281,660,523 shares as at 31 March 2003.

Disposal of businesses and real estate

Total proceeds from non-core business disposals of €151 million by end of March 2003

In the first step of our initial programme to divest non-core businesses, our South African activities were sold to local participants and financiers for total gross proceeds of €50 million. The sale contract was signed with effect from 1 October 2002. This business generated annual sales of around €170 million in fiscal year 2002 and had 4,000 employees. In January 2003, we also announced the sale of our captive insurance company for total gross proceeds of €101  million.

Total proceeds from real estate sales of €231 million by end of March 2003, €138 million in April 2003, and €36 million from sale of real estate investment by end of March 2003

In December 2002, our UK real estate portfolio was sold for €175 million. In January 2003, the Group also disposed of one site in France for €22 million. During the last quarter of the fiscal year, we received other disposal proceeds of €34 million, mainly from the disposal of one site in Sweden and one site in the United Kingdom. During the year, we sold the 39% interest in the real estate company, La Maquinista Vila Global, for proceeds of €36 million. Additional proceeds amounting to €138 million were received in April 2003 from the disposal of 15 sites, mainly in France, Spain, Switzerland and Belgium. We have taken leases back on most of the properties we have disposed of.

Launch of a new strategy and action plan

We have launched a new strategy and action plan designed to reduce our debt and improve performance. This plan is discussed below under “Strategy and action plan”.

STRATEGY AND ACTION PLAN

On 12 March 2003, we presented our new strategy and action plan to overcome three current key difficulties: an insufficient level of profitability and cash generation; past problems with the GT24/GT26 gas turbines and the UK Trains contracts; and a high level of debt. Our action plan, designed to improve the Group’s operational performance significantly and to reduce our high level of debt, is now underway. It comprises three main elements:

■	focusing our range of activities while strengthening our financial base;
■	improving our operational performance and adapting to market conditions; and
■	building a more efficient organisation.

Operating and financial review and prospects

Overview

Focusing our range of activities while strengthening our financial base

Focusing on power generation and rail transport

As we cannot provide the resources needed to ensure the future of all those activities which are part of the Group today, we are refocusing our activities in the power generation and rail transport markets through the sale of the Transmission & Distribution Sector (T&D) and the Industrial Turbines businesses. We will also review options to consolidate our Marine activities in the medium term through partnerships or alliances at either national or international levels.

The decision to sell T&D and the Industrial Turbines businesses was taken after a thorough review and appraisal of our current portfolio: both are good, high-value businesses but, we believe, their sale will not impact the coherence of our remaining activities. They are autonomous and self-sufficient entities in terms of management, commercial organisation and presence, and research and development. They have different business models: Industrial Turbines, for example, is active in diverse markets other than power generation. There are, therefore, limited commercial synergies with our other ongoing activities.

The process to dispose of the T&D Sector was initiated in March 2003. The sale of the Industrial Turbines businesses, which comprises small gas and steam turbines, was concluded through the signature of binding sales agreements on 26 April 2003. Please see “Recent developments” for further details.

Developing service

As part of our business refocus, our objective is to continue to develop our service business by taking advantage of our strong market positions, technology leadership, broad commercial presence and large installed base. The after market in our Power Sectors, which in fiscal year 2003 represented roughly half of our power generation related sales, has benefited from annual growth rates of over 10% over the past years, generates attractive margins and positive cash flow and has good risk-reward profiles. We have one of the largest installed bases of power generation equipment in the world, and intend to optimise this competitive advantage to better grow this profitable activity.

A third of our sales in fiscal year 2003 were generated by new build activity in power generation, comprising both new equipment and power plant engineering and construction. Our objective is to improve the reliability of our products for new equipment and to be more selective in our power plant engineering and construction activity to improve our risk profile. We have launched restructuring plans to adjust our capacity to market conditions in this area. As far as our sales to the transport markets are concerned, our intention is to focus particularly on our high added value, higher margin service and signaling activities in Transport.

Strengthening our financial base

Disposal programme increased to €3.0 billion

As part of our new plan, we have increased our disposal programme target proceeds from €1.6 billion as intended a year ago to €3.0 billion by March 2004. This programme comprises:

■	€600 million of targeted proceeds from real estate disposals, of which €267 million was achieved during fiscal year 2003 (€231 million of proceeds from real estate sales and €36 million from disposal of investment), and an additional €138 million received in April 2003; and
■	€2,400 million of targeted proceeds from business disposals including both Transmission & Distribution (T&D) and Industrial Turbines businesses. €151 million of this target was achieved during fiscal year 2003 with the disposal of our activities in South Africa and of our captive insurance company. An additional €1,100 million has been achieved with the signature in April 2003 of agreements for the sale of our Industrial Turbines businesses, generating net proceeds of around €950 million.

Thus, total proceeds secured from disposal of businesses and real estate have now reached €1.5 billion.

Capital increase

Though we expect the disposal programme to enable us to reduce our level of debt substantially, our equity will remain too low because of the net loss accounted for in fiscal year 2003. In order to strengthen our balance sheet, we intend to raise up to €600 million in net

Operating and financial review and prospects

Overview

proceeds through a capital increase by way of a rights issue. Resolutions regarding the capital increase will be submitted for approval at ALSTOM’s Annual General Meeting to be held on 2 July 2003. The timing, terms and final amount of the capital increase will be decided by our Board of Directors, and will depend on market conditions.

Cash generation initiatives

We are pursuing our efforts to improve cash generation and the management of working capital throughout the Group. These efforts are crystallised under our ‘Cash for Growth’ programme, which aims to strengthen the Group’s cash culture: specific cash objectives are set at every level of the organisation, and the practical methodology, tools and measurement systems needed to meet these objectives are provided. Deployment is ongoing through extensive training sessions at Unit level, and by means of in-depth initiatives which assess the potential for cash release within ALSTOM over the longer- term. As discussed below under “Liquidity and Capital Resources—Consolidated Statement of Cash Flows—Net cash provided by operating activities”, we believe working capital improvements in fiscal year 2003 were encouraging.

In the short-term, we increased our available sources of cash pending disposals by obtaining a new credit line of €600 million at 31 March 2003, in addition to €610 million of cash immediately available at parent company level, and €1,160 million at subsidiary level at 31 March 2003.

Improving our operational performance and adapting to market conditions

We have launched restructuring and cost-reduction programmes necessary to adapt our organisation to current market conditions. We consider this to be vital, in particular, as we estimate, following the end of the US gas turbine ordering boom, the market downturn is set to continue over the next 2-3 years. These programmes will improve our operational performance. Annual restructuring costs are expected to increase to €300 million over the next two years. We believe these measures should lead to recurring annual savings of €500 million by fiscal year 2006.

Industrial restructuring

We intend to accelerate our industrial restructuring. The industrial base will be optimised and within each plant, processes revised to increase productivity.

Overhead reduction

An extensive programme is to be implemented to reduce our overheads significantly, notably through the simplification of administrative processes and a reduction of layers. Some central functions will be reallocated to the Sectors or eliminated, leading to a significant downsizing of our corporate structure. Globally, savings at Corporate and International Network levels are targeted to reach 35% of current costs. Simultaneously, vigorous plans will be launched in the Sectors, with a target to save 15% of overhead costs in each Sector.

Stricter risk management to improve margins

Improvements in margin and in our risk profile will result from a more stringent selection of the projects we bid for and the contract terms we are prepared to accept combined with a stricter control of contract execution. A thorough overhaul of the reporting system is being launched in order to enable “fast track” reporting. A Corporate Risk Committee, chaired by the Chairman & CEO is regularly reviewing offers for the major projects and the performance of ongoing large project execution.

Changing the way we work

ALSTOM’s umbrella quality and operational improvement programme, Quality Focus Six Sigma, covers all Company functions and operations. It aims to modify the way we work in order to enhance customer satisfaction and improve our results.

Building a more efficient organisation

In order to meet our operating margin objective, our internal organisation is being changed based on two key elements: decentralisation and stronger controls.

Operating and financial review and prospects

Overview

Decentralisation

We are implementing rapidly a more efficient organisation. Most notably, our Power Sector, which accounted for 51% of Group sales in fiscal year 2003, was reorganised into 3 new Sectors on 1 April 2003.

In addition to having five balanced Sectors, plus T&D pending its disposal, we believe the delayering of the new organisation will substantively reduce overheads. For example, the Power Sector management layer has been removed and the former Segments have been partially merged: the Gas Turbine and Steam Power Plant Segments are merged into Power Turbo-Systems, while the Boilers & Environment and Hydro Power Segments are merged into Power Environment; Customer Service is renamed Power Service

.A simpler and more reactive structure is being implemented, with a clear P&L accountability in the Sectors, and a fast-track reporting system. Empowerment and full responsibility are given to the Sector management with the removal of any “matrix” between business and country organisations.

The new organisation

Following the disposals and the re-organisation of the Power Sector, we will have a balanced portfolio of well-positioned activities:

■ Power Turbo-Systems	No. 1* in steam turbines, generators and plant engineering & construction, while recovering its position in gas turbines
■ Power Service	No. 1* in an attractive and growing business
■ Power Environment	No. 1* in boilers, hydro and environmental control: a clear leader in the growing environmental markets
■ Transport	No. 2* with a world-class business
■ Marine	Leading cruise-ship supplier

*ALSTOM	estimates

The new management team

During fiscal year 2003, we renewed our top management, more specifically:

■	Patrick Kron was appointed Chairman of the Board of Directors of ALSTOM on 11 March 2003, in addition to his role of Chief Executive Officer to which he was appointed on 1 January 2003; and
■	the Group’s senior management has been renewed, with five new members joining ALSTOM’s Executive Committee out of a total of 11 (10 after the disposal of the T&D Sector).

Operating and financial review and prospects

Overview

GENERAL COMMENTS ON ACTIVITY AND RESULTS

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Orders received	25,727	22,686	19,123	-12%	-16%

Sales	24,550	23,453	21,351	-4%	-9%

Operating income	1,151	941	(507)

Net income	204	(139)	(1,432)

Free cash flow (1)	(1,089)	(1,151)	(265)

Total Group comparable figures (2)	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Orders received	21,896	19,959	19,123	-9%	-4%

Sales	21,140	21,051	21,351	0%	1%

(1)	We define free cash flow to mean net cash provided by (used in) operating activities plus capital expenditures, net of proceeds from disposals of property, plant and equipment (excluding proceeds from the sale of real estate as part of our strategic plan) and Increase (decrease) in variation in existing receivables considered as a source of funding of our operations. However, this measure is not a measurement of performance either under French or US GAAP. See “Change in business composition and in presentation of our accounts, non-GAAP measures—Use and reconciliation of non-GAAP financial measures”.
(2)	Adjusted for changes in business composition and exchange rates as described in “Change in business composition and in presentation of our accounts, non-GAAP measures—Comparable basis”.

Activity impacted by difficult market conditions

The last twelve months were characterised by major market uncertainties, a tightening of the financial markets and a weakening world economy with an economic downturn in Europe and a slowdown in the US, while the US dollar weakened by 20% against the Euro. In this depressed environment, many companies and governments adopted a ‘wait-and-see’ policy towards infrastructure investments.

Despite this unfavourable context, markets remained generally buoyant in rail transport and at a sustained level both in electricity transmission and in power generation service. Conditions were less favourable, however, in large gas and steam-related plant and equipment activities in power generation, following the end of the “gas boom” in the US market, and were difficult in electricity distribution. Our main Marine market, cruise-shipbuilding, was flat, with only three cruise-ship orders (one new contract and two confirmations of previous options) placed in the world-wide market during the fiscal year.

Overall, orders decreased by 4% on a comparable basis versus last year, mainly during the last quarter of the fiscal year. Our sales increased by 1% on a comparable basis. The order backlog amounted to €30.3 billion at 31 March 2003, representing 17 months of sales.

Operating and financial review and prospects

Overview

Results affected by exceptional provisions

Operating income was €(507) million in fiscal year 2003, compared with €941 million in fiscal year 2002. Our profitability was affected by the exceptional gross provisions of €1,300 million provided in fiscal year 2003, to cover the additional costs of our GT24/GT26 gas turbines and to a lesser extent the remaining costs of our UK Trains  issues.

Excluding these exceptional provisions, operating income and operating margin were respectively €793 million and 3.7% in fiscal year 2003. Net income was €(1,432) million in fiscal year 2003 after exceptional gross provisions of €1,300 million.

One-off proceeds

€1,040 million of one-off proceeds had been achieved by March 2003 through our capital increase in July 2002 of €622 million, proceeds from the disposal of businesses of €151 million as well as proceeds from the sale of real estate and from investment in real estate of €267 million.

Since 31 March 2003, we have signed agreements that resulted or will result in additional proceeds from disposals. Thus, total proceeds secured from disposals of businesses and real estate assets have now reached €1.5 billion, €2.1 billion including our capital increase in July 2002.

Improvement in free cash flow

Our free cash flow was €(265) million in fiscal year 2003 compared with €(1,151) million in fiscal year 2002. These amounts included net cash outflows resulting from:

■	the GT24/GT26 issue of €(1,055) million in fiscal year 2003 and €(700) million in fiscal year 2002; as well as from
■	over-financed contracts for €(222) million and €(607) million in fiscal years 2003 and 2002. Large contracts obtained prior to fiscal year 2002 provided substantial up front payments to Power on three such contracts and to Transport on one contract.

Excluding these cash outflows, the free cash flow would have been €1,012 million in fiscal year 2003, compared with €156 million in fiscal year 2002.

Reduction of economic debt by €372 million

Our economic debt (See definition in “Change in business composition and in presentation of our accounts, non-GAAP measures—Use and reconciliation of non-GAAP financial measures”) was €4,918 million at 31 March 2003 compared with €5,290 million at 31 March 2002, a decrease of €372 million in fiscal year 2003. This decrease resulted mainly from a free cash flow of €1,012 million, the capital increase of €622 million, net proceeds from disposals, and despite exceptional net cash outflows of €1,277 million as described above.

Total Group actual figures	× At 31 March ➢
In € million	2001	2002	2003

Financial debt	6,231	6,035	6,331

Redeemable preference shares of subsidiary(1)	205	205	—

Undated subordinated notes(1)	250	250	—

Short term investments	(496)	(331)	(142)

Cash and cash equivalents	(2,524)	(1,905)	(1,628)

Cash proceeds from sale of trade receivables	894	1,036	357

Economic debt	4,560	5,290	4,918

(1)	Redeemable preference shares and undated subordinated bonds reclassified in financial debt as of 31 March 2003. See Note 22 to the consolidated financial statements.

Operating and financial review and prospects

Overview

RECENT DEVELOPMENTS

Disposal of our Industrial Turbine businesses

On 26 April 2003, we signed binding agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG. This is a key step in our continuing disposal programme to strengthen our financial base.

The total enterprise value of the two transactions is €1,100 million. Net cash proceeds are expected to be approximately €950 million after deduction of transferred debt and certain other adjustments for cash items.

The first transaction covers our small gas turbines business, and the second transaction covers our medium-sized gas turbines and industrial steam turbines businesses.

The Industrial Turbine businesses being sold accounted for approximately 10% of Power Sector revenues in fiscal year 2003.

They include:

■	the small gas turbines business (3 MW–15 MW), based principally in the UK;
■	the medium-sized gas turbines business (15 MW–50 MW), based principally in Sweden; and
■	the industrial steam turbines (up to about 100 MW) business, with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, Industrial Turbine businesses generated sales of approximately €1.25 billion and an estimated operating margin of approximately 7%. At 31 March 2003, these businesses employed approximately 6,500 people.

These transactions are subject to regulatory approval and documentation has been submitted to the relevant merger control authorities. On 30 April 2003, we announced the closing of the sale of the small gas turbines business. The enterprise value of this transaction is €575 million, with net proceeds of approximately €525 million. Completion of this transaction followed receipt of a formal derogation from the European Commission under the EC merger regulation, allowing ownership of the business to be transferred to Siemens AG with immediate effect. Siemens AG has committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the industrial turbines businesses.

Pending merger clearance, the medium gas turbines and industrial steam turbines businesses to be acquired by Siemens AG will continue to be owned and managed by ALSTOM.

Disposal of Real Estate

In April 2003, we received proceeds of €138 million in respect of the disposal of 14 sites in France, Spain, Switzerland and Belgium. Total proceeds to date from our real estate programme reached €405 million (€267 million received in fiscal year 2003 and €138 million in April 2003).

Status of T&D disposal

The process to dispose of the T&D Sector was launched on 12 March 2003. On the basis of indicative offers, potential buyers have been selected with whom the bidding process is continuing. Completion is expected by the end of the calendar year 2003.

ALSTOM Transportation Inc.

On 30 June 2003, we announced that we are conducting an internal review assisted by external accountants and lawyers following receipt of letters earlier in June alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of ALSTOM Transportation Inc. (ATI), a US subsidiary of the Group.

The review has identified that losses have been significantly understated in ATI’s accounts, in substantial part due to accounting improprieties by the understatement of acal costs incurred, including by the non-recognition of costs incurred in anticipation of shifting them to other

Operating and financial review and prospects

Overview

contracts, and by the understatement of forecast costs to completion. The contracts concerned are all fixed-price contracts and there is therefore no financial impact on customers.

An additional net after tax charge equivalent to €51 million is being recorded in ATI’s accounts for the year ended 31 March 2003, and the same charge is recorded in these consolidated accounts.

ALSTOM has been advised of informal inquiries related to ATI, by the United States Securities and Exchange Commission and the United States Federal Bureau of Investigation. We are cooperating fully with the investigating authorities.

Restructuring

In line with the plan announced on 12 March 2003, we have begun the process of informing trade union representatives regarding the social consequences of the overhead reduction and industrial restructuring plans. This process is expected to continue in the coming months. On 25 April 2003, we announced the details of the Power Turbo-Systems restructuring plan, covering 3,000 job reductions out of 11,000 currently employed.

OUTLOOK

The timing of recovery in the power generation equipment and cruise-ship markets is uncertain over the short to medium-term. While we believe that the Transport market should remain sound, activity is likely to decrease following this year of exceptionally high activity. While we expect overall demand to be generally low over the next months due to the depressed power generation market, we are confident that market fundamentals will lead, in the medium to long-term, to growing demand for both new equipment and service in our markets.

Sales should decrease in the next fiscal year due to the lower level of orders received in fiscal year 2003 mainly in Power, but we expect them to subsequently recover on a comparable basis.

Due to our extensive restructuring plans and given our achievement on underlying operating margin in fiscal year 2003, we expect to be able to achieve 6% operating margin by fiscal year 2006.

Our free cash flow is highly affected by cash outflows linked to the GT24/GT26 gas turbines and financial costs due to our high level of debt. Once this cash outflow ceases, we expect the Group to generate positive cash flow.

We expect our economic debt to be reduced from around €5.0 billion in March 2003, to a level in the range of €2.0-2.5 billion by March 2005, depending on the magnitude of additional funds raised through the planned capital increase by way of a rights issue.

€1,879 million of our financial debt, consisting of our €600 million bridge facility, our €475 million extended credit facilities, €254 million of credit lines and €550 million of bonds, is to mature in fiscal year 2004. Other lines are to mature in fiscal year 2005. We currently believe that we will meet these payment obligations as they come due through the application of net cash provided from operations, the proceeds of real estate and business disposals, the proceeds of a proposed capital increase, from the renewal of existing lines of credit and from new credit lines we expect to obtain.

Our targets, therefore, are the following:

■	to achieve consolidated sales of over €15 billion by end of fiscal year 2005;
■	to achieve operating margin of 6% by fiscal year 2006;
■	to generate positive free cash flow; and
■	to reduce our economic debt to the range of €2.0-2.5 billion by March 2005.

The success of our new strategy and action plan, our sales, operating margin and financial position could differ materially from the goals and targets expressed above if any of the risks we describe in the section entitled “Risk Factors”, or other unknown risks, materialise.

Operating & financial review and prospects

Operating & financial review

Operating & financial review

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

Changes in business composition

Our results of operations for the three years ended 31 March 2001, 2002 and 2003 have been significantly impacted by the acquisitions and disposals described below. The table below sets out our main acquisitions and joint ventures during the periods indicated. Sales and numbers of employees are presented for the fiscal year preceding the acquisition, except as otherwise indicated.

Companies/Assets acquired
	Sectors	Country/ Region	% of shares acquired	Sales (in € million)		Number of employees

Fiscal year 2003

Fiat Ferroviaria (1)	Transport	Italy	Remaining 49%

Farham	T&D	United Kingdom	Assets	5		62

Fiscal year 2002

Bitronics, Inc.	T&D	United States	100%	13		60

Railcare Ltd	Transport	United Kingdom	100%	53		633

Ansaldo Coemsa SA	T&D/Power	Brazil	100%	40		516

Fiscal year 2001

ABB ALSTOM Power	Power	World-wide	Remaining 50%	7,706	(2)	58,000

Norweb Contracting	Contracting/T&D	United Kingdom	Assets	65		300

Scottish Power Contracting	Contracting/T&D	United Kingdom	Assets	100		1,100

Sunvic	Contracting	Germany	100%	81		750

Traxis	Transport	Netherlands	100%	37		240

Fiat Ferroviaria (1)	Transport	Italy	51%	375		2,200

Faceo (JV with property management subsidiaries of Thales)	Contracting	France	50%	163		1,000

(1)	Fiat Ferroviaria consolidated with effect from 1 October 2000.
(2)	100% of ABB ALSTOM Power sales for period from 1 July 1999 to 31 March 2000.

Operating and financial review and prospectus

Operating & financial review

The table below sets out our main disposals during the periods indicated. Sales are presented for the fiscal year preceding disposal.

Companies/Assets disposed of
	Sectors	Country/ Region	% of shares disposed of	Sales (in € million)	Number of employees

Fiscal year 2003

Operations in South Africa	All Sectors	South Africa	90%	170	4,000

AP Insurance Ltd.	All Sectors	Switzerland	100%	28	0

Brazil Services	T&D	Brazil	51%	9	911

Réducteurs de Mesures	T&D	Italy	Assets	7	98

Fiscal year 2002

Contracting Sector	Contracting	World-wide	100%	2,485	23,797

GTRM	Transport	United Kingdom	51%	229	4,203

ALSTOM Power Boilers (Waste to energy) business	Power	France	100%	124	155

Fiscal year 2001

Various businesses reported within the Industry Sector	Industry	World-wide	100%	281	2,800

Power

Under the terms of the agreement we signed on 23 March 1999, we sold our heavy-duty gas turbines business to General Electric (GE) for net proceeds of US$912 million. The heavy-duty gas turbines business we sold to GE contributed €609 million to our sales for the year ended 31 March 1999. Also on 23 March 1999, we entered into an agreement with ABB to create a new joint venture, ABB ALSTOM Power. On 30 June 1999, we transferred to ABB ALSTOM Power all of our Energy operations, except for the heavy-duty gas turbines business that we had sold to GE. ABB transferred to ABB ALSTOM Power substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc. and its asbestos liabilities. At the time of the transaction, the combined sales of ABB ALSTOM Power amounted to approximately €9.9 billion, of which approximately €7.2 billion was contributed by ABB and approximately €2.7 billion by us. To offset the difference in the size of the contributions made by us and by ABB and to reach ownership parity, we paid ABB €1.48 billion, approximately US$1.53 billion at that date, upon the creation of the joint venture. On 11 May 2000, we acquired ABB’s 50% interest in ABB ALSTOM Power. We paid ABB €1.25 billion in cash. This transaction included the resolution of all outstanding matters related to the formation of the joint group. In these two transactions, we acquired substantially all of ABB’s power generation business for approximately €2.7 billion.

As a result of this repositioning, the reported figures for Power in fiscal years 2001, 2002 and 2003 are not directly comparable. For fiscal year 2001, the figures reflect the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001. The figures for fiscal years 2002 and 2003 reflect the full consolidation for the entire year.

Power Conversion

Power Conversion was created on 1 July 1999 from the merger of our Drives and Controls, Motors and Generators and several smaller related businesses previously part of our former Industry Sector. Power Conversion replaced Industry within our reporting structure from 1 April 2000. We integrated this Sector into T&D with effect from 1 April 2002.

Operating and financial review and prospects

Operating & financial review

Contracting

We sold our former Contracting Sector on 20 July 2001 to CDC Equity Capital (CDC IXIS Group) and Charterhouse Development Capital, which financed a management buy-out. The transaction was finalised with a sale price of €756 million.

Change in presentation of accounts

The following changes have been made to the presentation of our accounts and previous years’ figures have been restated accordingly. See Note 2(a) to the “Consolidated financial statements”.

■	Amortisation of goodwill is now presented immediately above net income and no longer included in Earnings Before Interest and Tax (EBIT).
■	Securitisation of future receivables is no longer included in Customer deposits and advances and is being added to our financial debt.
■	The related costs of securitisation of future receivables is accounted for in Financial income (expenses) rather than in Other income (expense).
■	Cash effects of securitisation of existing receivables are now shown separately in the consolidated statement of cash flows.
■	Deferred tax assets and liabilities are shown net to reflect the effects of tax groupings within the same scope.

The following changes have been made to the presentation of our accounts, however, previous year’s figures have not been restated. See Note 22 of the consolidated financial statements.

■	Our €205 million preference shares, redeemable in 2006, have been reclassified in long-term financial debt; and
■	our €250 million undated subordinated notes have been reclassified in financial debt.

In addition, we are now disclosing Earning Before Interest and Tax (“EBIT”), Capital Employed and Return on Capital Employed (“ROCE”) by Sector, as described below.

Use and reconciliation of non-GAAP financial measures

From time to time in this section, we disclose figures which are non-GAAP financial measures. Under the rules of the United States Securities and Exchange Commission, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in France.

Free cash flow

We define free cash flow to mean net cash provided by (used in) operating activities less capital expenditures, net of minor proceeds from disposals of property, plant and equipment and Increase (decrease) in variation in existing receivables considered as source of funding of our activity. Total proceeds from disposals of property, plant and equipment in our consolidated statements of cash flow include proceeds from our real estate disposal programme designed under our strategy and action plan that we eliminate from the calculation of free cash flow, given that this programme is non-recurring and that we consider the receipt of only minor proceeds as part of our normal operations.

Free cash flow does not represent net cash provided by (used in) operating activities, as calculated under French GAAP, and should not be considered as an indicator of operating performance or whether cash flows will be sufficient to fund cash needs. The most directly comparable financial measure to free cash flows calculated and presented in accordance with French GAAP is net cash provided by (used in) operating activities, and a reconciliation of free cash flows and net cash provided by (used in) operating activities is presented below.

Operating and financial review and prospects

Operating & financial review

We use the free cash flow measure both for internal analysis purposes as well as for external communications, as we believe it provides more accurate insight into the actual amount of cash generated or used by our operations. Management believes the presentation of free cash flow is beneficial to investors for this reason.

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003

Net cash provided by (used in) operating activities	184	(579)	(537)

Elimination of variation in existing receivables	(894)	(140)	661

Capital expenditures	(568)	(550)	(410)

Proceeds from disposals of property, plant and equipment	189	118	252

Elimination of proceeds from our programme of disposal of real estate assets			(231)

Free cash flow	(1,089)	(1,151)	(265)

Economic debt

We define economic debt to mean net debt (or financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables (“securitisation of existing receivables”). Economic debt does not represent our financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding indebtedness, as trade receivables securitised are sold irrevocably and without recourse. The most directly comparable financial measure to economic debt calculated and presented in accordance with French GAAP is financial debt, and a reconciliation of economic debt and financial debt as measured in accordance with French GAAP is presented below.

We use the economic debt measure both for internal analysis purposes as well as for external communications, as we believe it provides a more accurate measure by which to analyse our total external sources of funding for our operations and its variation from one period to another.

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003

Financial debt	6,231	6,035	6,331

Redeemable preference shares of subsidiary (1)	205	205	—

Undated subordinated notes(1)	250	250	—

Short term investments	(496)	(331)	(142)

Cash and cash equivalents	(2,524)	(1,905)	(1,628)

Cash proceeds from sale of trade receivables	894	1,036	357

Economic debt	4,560	5,290	4,918

(1)	Our redeemable preference shares and undated subordinated notes have been reclassified in financial debt as at 31 March 2003. See Note 22 to the Consolidated Financial Statements.

Operating and financial review and prospects

Operating & financial review

Capital Employed/Return on Capital Employed (ROCE)

We define Capital Employed to mean fixed assets, net, plus current assets (excluding net amount of securitisation of existing receivables), less provisions for risks and charges and current liabilities.

Further, we use Capital Employed to calculate Return on Capital Employed (ROCE), which we define as EBIT divided by Capital employed. Capital Employed does not represent current assets, as calculated under French GAAP. The most directly comparable financial measure to Capital employed and presented in accordance with French GAAP is current assets, and a reconciliation of Capital Employed and current assets is presented below. Capital Employed by Sector and for the Group as a whole are also presented in Note 26 to the Consolidated financial statements. We use the Capital employed and ROCE measures both for internal analysis purposes as well as for external communications, as we believe they provide insight into the amount of financial resources employed by a Sector or the Group as a whole and the profitability of a Sector or the Group as a whole in regard to the resources employed. Management believes the presentation of capital employed and ROCE is useful to investors for this reason.

Total Group actual figures	× At 31 March ➢
In € million	2001	2002	2003

Current assets	15,894	13,627	11,728

Cash proceeds from sale of trade receivables	894	1,036	357

Current liabilities	(16,281)	(14,323)	(12,916)

Provisions for risks and charges	(4,591)	(3,849)	(3,698)

Fixed assets	10,909	10,197	9,478

Capital employed	6,825	6,688	4,949

Comparable basis

The figures presented in this section include performance indicators presented on an actual basis and on a comparable basis. Figures have been given on a comparable basis in order to eliminate the impact of changes in business composition and changes resulting from the translation of our accounts into Euros following the variation of foreign currencies against the Euro. All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a comparable basis both for our internal analysis and for our external communications, as we believe they provide means by which to analyse and explain variations from one period to another. However, these figures provided on a comparable basis are unaudited and are not measurements of performance under either French or US GAAP.

To prepare figures on a comparable basis, we have performed the following adjustments to the corresponding figures presented on an actual basis:

■	we have restated the actual figures for fiscal years 2001 and 2002 using 31 March 2003 exchange rates for order backlog, orders received, sales and operating income and elements constituting our operating income.
■	adjustments due to changes in business composition have then been made to the same indicators for fiscal years 2001 and 2002. More particularly:
•	contributions of material activities sold since 1 April 2001 have been excluded from the figures reported in fiscal years 2001 and 2002, mainly Contracting and GTRM;
•	contributions of material activities acquired since 1 April 2001, have been included in the figures reported in fiscal years 2001 and 2002 using historical data or the same data as fiscal year 2003 when historical data were not available, mainly Fiat Ferroviaria; and
•	the contribution of ABB ALSTOM Power from 1 April 2000 to 10 May 2000 has been included to reflect a 100% consolidation of Power Sector in fiscal year 2001.

Operating and financial review and prospects

Operating & financial review

The following table sets out our estimates of changes in exchange rates and in business composition (“Scope impact”) for all indicators disclosed in this Annual Report both on an actual basis and on a comparable basis for fiscal years ended 31 March 2001, 2002 and 2003. No adjustment has been made on figures disclosed for fiscal year 2003:

Unaudited figures	× Year ended 31 March ➢
	2001				2002				2003
In € million	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures

Order backlog—Power	17,740	(1,736)	(170)	15,834	15,404	(1,569)	0	13,835	11,386

Order backlog—T&D	2,771	(151)	0	2,620	2,923	(252)	(26)	2,646	2,694

Order backlog—Transport	13,124	(1,484)	157	11,797	14,505	(986)	21	13,540	14,675

Order backlog—Marine	3,706	0	0	3,706	2,928	0	0	2,928	1,523

Order backlog—Other	2,088	(169)	(1,780)	139	55	(5)	(4)	46	52

ORDER BACKLOG	39,429	(3,540)	(1,793)	34,097	35,815	(2,812)	(8)	32,995	30,330

Orders received—Power	11,502	(711)	397	11,188	11,033	(734)	0	10,299	8,602

Orders received—T&D	3,619	(135)	0	3,484	3,877	(219)	(56)	3,602	3,732

Orders received—Transport	5,558	(408)	(123)	5,027	6,154	(176)	(510)	5,469	6,412

Orders received—Marine	1,835	0	0	1,835	462	0	0	462	163

Orders received—Other	3,213	(50)	(2,801)	362	1,160	(41)	(992)	127	214

ORDERS RECEIVED	25,727	(1,304)	(2,527)	21,896	22,686	(1,170)	(1,557)	19,959	19,123

Sales—Power	12,040	(758)	392	11,675	12,976	(878)	0	12,098	10,901

Sales—T&D	3,409	(103)	0	3,306	3,814	(202)	(49)	3,563	3,605

Sales—Transport	4,400	(322)	(29)	4,049	4,413	(196)	(224)	3,994	5,072

Sales—Marine	1,841	0	0	1,841	1,240	0	0	1,240	1,568

Sales—Other	2,860	(100)	(2,491)	270	1,010	(36)	(818)	156	205

SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351

SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351

Cost of sales	(20,428)	971	(1,817)	(17,619)	(19,623)	1,136	948	(17,541)	(19,187)

Selling expenses	(1,140)	62	112	(966)	(1,078)	44	28	(1,006)	(970)

R & D expenses	(629)	36	5	(588)	(575)	13	1	(561)	(622)

Administrative expenses	(1,202)	141	61	(1,001)	(1,236)	54	77	(1,105)	(1,079)

OPERATING INCOME	1,151	(73)	(133)	966	941	(65)	(37)	839	(507)

Operating income—Power	448	(24)	19	443	572	(46)	0	526	(690)

Operating income—T&D	275	(0)	0	275	226	(11)	(5)	210	227

Operating income—Transport	266	(28)	(19)	219	101	(8)	(11)	83	(24)

Operating income—Marine	80	0	0	80	47	0	0	47	24

Operating income—Other (1)	82	0	(134)	(51)	(5)	0	(23)	(27)	(44)

OPERATING INCOME	1,151	(52)	(133)	966	941	(65)	(38)	839	(507)

(1)	Including Contracting for €123 million in fiscal year 2001 and for €30 million in fiscal year 2001 on actual basis.

A significant part of our sales and expenditures are realised and incurred in currencies other than the Euro. The principal currencies to which we had significant exposures in fiscal year 2003 were the US Dollar, British Pound, Swiss Franc, Mexican Peso and Brazilian Real. Our orders received and sales have been impacted by the translation of our accounts into Euros resulting from changes in value of the Euro against other currencies in fiscal year 2003. The impact was a decrease by around 5% for both compared with fiscal year 2002.

Operating and financial review and prospects

Operating & financial review

KEY OPERATING AND GEOGRAPHICAL FIGURES FOR THE YEARS ENDING 31 MARCH 2001, 2002, AND 2003

The following tables set out, on an actual and comparable basis, select key financial and operating figures for the Group as a whole. Corresponding figures will be presented and discussed on a Sector by Sector basis in following sections.

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	39,429	35,815	30,330	-9%	-15%

Orders received	25,727	22,686	19,123	-12%	-16%

Sales	24,550	23,453	21,351	-4%	-9%

Total Group comparable figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	34,097	32,995	30,330	-3%	-8%

Orders received	21,896	19,959	19,123	-9%	-4%

Sales	21,140	21,051	21,351	0%	1%

Order backlog

Our order backlog consists of a combination of confirmed orders for short-term projects, particularly for our T&D Sector and our various service activities, and confirmed orders for longer-term projects, particularly for our Power, Marine and Transport Sectors. Our short-term projects are generally traded within one year of the date we record the order, while long-term projects generally are traded within three years. Operation and maintenance contracts can often have terms of up to ten years and occasionally much longer.

The order backlog decreased by 15% in fiscal year 2003 compared with fiscal year 2002, mainly due to exchange rate variations and, to a lesser extent, changes in business composition. On a comparable basis, the decrease is 8%.

On an actual basis, order backlog included €6.1 billion of operation and maintenance contracts at 31 March 2003 compared with €5.8 billion at 31 March 2002, illustrating the increasing importance of service businesses in our activities. Given the decrease in orders received, the importance of service businesses is even more pronounced.

The order backlog decreased by 9% in fiscal year 2002 compared with fiscal year 2001, on an actual basis, due primarily to the disposal of Contracting and GTRM. On a comparable basis, the decrease was 3% mainly due to Power and Marine, partially offset by an increase in Transport.

The order backlog in terms of months of sales (calculated by dividing the order backlog by one twelfth of annual sales) slightly decreased from 18 months in fiscal year 2002 (19 months on a comparable basis) to 17 months in fiscal year 2003.

Operating and Financial Review and Prospects

Operating & financial review

Orders received

Orders received represent the value of all the agreements signed with customers to supply a product or set of products and/or to provide a service or a set of services within a specified time, and under specified quality, price and funding conditions. They represent our future sales.

Orders received decreased by 16% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, mainly due to the disposal of Contracting and GTRM and to exchange rate variations. On a comparable basis, the decrease was 4%, mainly in the last quarter of fiscal year 2003 and mainly due to a decrease in the Power and Marine Sectors, partially offset by a strong increase in Transport. Orders received during fiscal year 2002 decreased by 12% on an actual basis, due to the lack of significant Marine orders following an exceptionally strong fiscal year 2001, partly offset by increases in Transport and T&D. Power orders received decreased.

Geographical analysis of orders received by country of destination

We have a permanent industrial or commercial presence in more than 70 countries around the world. The table below sets out, on an actual basis, the geographic breakdown of orders received by country of destination.

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	% contrib.	2002	% contrib.	2003	% contrib.

Europe	11,503	45%	10,096	45%	8,889	46%

North America	6,416	25%	5,161	23%	4,604	24%

South and Central America	1,567	6%	1,832	8%	998	5%

Asia / Pacific	3,955	15%	4,162	18%	2,717	14%

Middle East / Africa	2,286	9%	1,435	6%	1,915	10%

Orders received by destination	25,727	100%	22,686	100%	19,123	100%

In fiscal year 2003, the geographic breakdown of orders received was broadly equivalent to that in fiscal year 2002. Europe remained the most important market in terms of orders received, with 46% of the total. On an actual basis, orders received decreased in this region by 12% in fiscal year 2003 compared with fiscal year 2002 due to the disposal of GTRM and Contracting. On a comparable basis, they increased by 3%, due to the increases in France, Germany and Sweden. North America decreased during the fiscal year due to exchange rate variations but remained stable on a comparable basis, as the US dropped particularly in the gas turbine market following an unprecedented boom over the previous two years, which resulted in over- ordering. The slow down of Power in the US has been partly compensated by orders received by Transport, which received certain large contracts during the year (metros in New York; subway cars in Washington; passenger rail coaches in New Jersey).

The 46% decrease in South America resulted from exchange rate variations and from Power where the market followed the North America trend. Although Asia/Pacific decreased by 35% due to a lack of liquidity, prospects are encouraging as there were signs of recovery in that region towards the end of the period, although the impact of the recent SARS outbreak has still to be assessed. Orders received in Middle East/Africa increased by 33% (53% on a comparable basis) between fiscal years 2002 and 2003.

Operating and financial review and prospects

Operating & financial review

Geographical analysis of sales by country of destination and of origin

The table below sets out, on an actual basis, the geographical breakdown of sales by country of origin and by country of destination. Sales by country of destination are presented by Sector on an actual basis in the Section of this Annual Report entitled “Description of activities”.

Total Group actual figures	× Year ended 31 March ➢
In € million	Origin	2001 Destination	Origin	2002 Destination	Origin	2003 Destination

Europe	16,412	11,078	14,755	9,313	14,762	9,219

North America	5,414	6,863	5,623	6,255	3,935	4,719

South and Central America	598	952	683	1,439	601	1,534

Asia / Pacific	1,771	3,957	2,050	4,521	1,833	3,727

Middle East / Africa	355	1,700	342	1,925	220	2,152

Sales	24,550	24,550	23,453	23,453	21,351	21,351

Sales by country of destination

Europe remained stable in fiscal year 2003 compared with fiscal year 2002 but increased by 11%, on a comparable basis, resulting mainly from high levels of deliveries to SNCF during fiscal year 2003. In Mexico (classified in North America) and in the US, the execution of gas turbines projects began nearing an end. This has been compensated by Middle East/Africa where large projects were being executed (Al Hidd Phase 2 in Bahrain and Okpai Lot 1 in Nigeria). The growth by 7% (net of a decrease by 15% due to exchange rate variations) in South and Central America was the result of large orders received from previous years that are being executed (i.e. Brazil and Chile). The Asia/Pacific trend remained stable, as the fluctuation was consistent with the normal fluctuation of companies executing large projects.

Sales by country of origin

Sales by origin tended to be more stable. Historically, our businesses had strong origins in Europe (GEC, ALCATEL ALSTHOM, ABB and AEG). European Union production was dominated by France (24% of our employees), UK (12% of our employees), Germany (9% of our employees) and Switzerland (5% of our employees).

Operating and financial review and prospects

Operating & financial review

POWER

The following table sets out some key financial and operating data for the Power Sector:

Power Actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	17,740	15,404	11,386		-13%	-26%

Orders received	11,502	11,033	8,602		-4%	-22%

Sales	12,040	12,976	10,901		8%	-16%

Operating income	448	572	(690)	(1)

Operating margin	3,7%	4,4%	(6,3%)

R&D expenditures	(370)	(350)	(409)

EBIT (before restructuring costs)	316	336	(966)

Capital employed	2,661	3,012	2,383

ROCE	11,9%	11,2%	(40,5%)

Power Comparable figures	× Year ended 31 March ➢
In € million	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	15,834	13,835	11,386		-13%	-18%

Orders received	11,188	10,299	8,602		-8%	-16%

Sales	11,675	12,098	10,901		4%	-10%

Operating income	443	526	(690)	(1)

Operating margin	3,8%	4,3%	(6,3%)

(1)	After €1,160 million of exceptional provisions in fiscal year 2003.

Orders received

Fiscal year 2003 saw an abrupt market downturn in the US—  particularly in the gas turbine market following an unprecedented boom during the prior two years, which had resulted in ordering  beyond customer’s needs. There were multiple order cancellations  and postponements in fiscal year 2003 due to the excess capacity created in the previous two years. Private investors, attracted by the market liberalisation in the US, were badly hurt last year as the sudden over-capacity resulted in electricity prices falling significantly and a large value decrease of their generation assets. Latin America suffered from economic difficulties and regulatory confusion, and this led to  a drop in the number of projects being built. In Europe, the market remained active, in particular in Spain and Italy. New power stations were ordered in the Middle East at a steady pace throughout the year.

Operating and financial review and prospects

Operating & financial review

In Asia, a lack of liquidity and perceived comfortable reserve margins in some countries held back projects, but there were signs of a recovery towards the end of the fiscal year. China continued to develop its capacity, however this was dominated by projects awarded primarily to local suppliers.

The increased price volatility for fuel and electricity emanating from the liberalisation of markets has re-emphasised the need for flexibility and diversity of power generation technologies. Environmental policies are increasingly being integrated into market requirements favouring our environmental control equipment.

In this uncertain market, on an actual and comparable basis, orders received in fiscal 2003 were respectively 22% and 16% below fiscal year 2002, with a more pronounced drop occurring in the last quarter of fiscal year 2003. The difference between actual and comparable figures was due to exchange rate variations exclusively.

With respect to the business segments within the Power Sector in fiscal year 2003:

■	Boilers & Environment decreased compared with the prior fiscal year. This reduction was mainly seen in the Heat Exchange and Heat Recovery Business, due to the significant decrease in gas power plant orders this year.
■	Customer Service finished fiscal year 2003 ahead of last fiscal year supported by improved O&M (Operation and Maintenance) business and a continued strong performance in Western European markets and in the US;
■	the main reduction was seen in Gas Turbines, following the sharp downturn in the global new equipment market;
■	orders received in Hydro showed a small increase compared with fiscal year 2002;
■	orders received for Industrial Turbines decreased compared with fiscal year 2002 due to the downturn in the US gas and combined-cycle markets, further negatively influenced by continued low volumes in the Flow Systems market;
■	orders received for Steam Power Plant increased compared with fiscal year 2002. The turnkey market was low in the fiscal year, with few new orders booked; however, the world-wide retrofit market has been strong, supported by demand for nuclear power plant life-extension, mainly in the US. Currently, a number of turnkey opportunities exist, but it is difficult to predict when they will translate into firm orders.

By geography, orders received significantly increased by 16% in the European Union, essentially due to an increase in France, Germany and Sweden. North America dropped by 39%, due to the US. South America has followed North America, and the Brazilian economy has deteriorated thus reducing the likelihood of new infrastructure investments in the near future. Asia was still an important market, and although there was some slowdown in fiscal year 2003, prospects remain optimistic.

Orders received by Power in fiscal year 2002 decreased by 4% on an actual basis compared with fiscal year 2001, and by 8% on a comparable basis. The difference between the actual and comparable figures was mainly due to the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to  10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001. Customer Service, Boilers & Environment products and Industrial Gas Turbines segments saw significant increases in orders received. Those increases were offset by declines in Steam Power Plant and Heavy-Duty Gas Turbines, due to the postponement of turnkey projects, and in Hydro.

Sales

Sales in fiscal year 2003 decreased by 16% compared with fiscal year 2002, on an actual basis, and by 10% on a comparable basis. With respect to the business segments within the Power Sector in fiscal year 2003:

■	Boilers & Environment Segment sales increased, due to higher demand for environmental control and a strong opening backlog in utility boilers and energy recovery systems;
■	Customer Service Segment sales also increased compared with fiscal year 2002, supported by improved volumes coming from O&M contracts;
■	a sharp decrease of sales in the Gas Segment was due to the decline in order intake in earlier years;

Operating and financial review and prospects

Operating & financial review

■	due to a high past order intake, Hydro Power Segment sales also increased as the order backlog converted into sales;
■	Industrial Turbine Segment sales remained stable;
■	a sharp decrease of sales in the Steam Power Plant Segment was due to the reduction in the backlog of large turnkey project deliveries.

By geography, North America continued to represent the main region for Power, with deliveries of gas turbines, boiler and steam components as well as our strong service business. Europe remained an important market where sales increased by 5%, while Asia/Pacific decreased by 34%.

Sales increased by 8% in fiscal year 2002 compared with fiscal year 2001, on an actual basis and by 4% on a comparable basis. The main contributors to this increase were Customer Service and Industrial Gas Turbines. This increase was partly offset by decreases in Boiler & Environment, Steam Power Plant and Gas Turbines. Hydro sales remained stable.

Operating income and operating margin

Operating income and operating margin both decreased in fiscal year 2003 to €(690) million and -6.3% compared with €572 million and 4.4% in fiscal year 2002 on an actual basis. Significant increases in the Boiler & Environment, Steam Power Plant and Industrial Turbine Segments were mainly due to improved margins.

These improvements were offset by the negative financial effects of the GT24/GT26 gas turbines problems and the related exceptional gross provision recorded in fiscal year 2003 of €1,160 million. Excluding this exceptional provision, operating income and operating margin were respectively €470 million and 4.3% in fiscal year 2003. Operating margin increased to 4.4% in fiscal year 2002, from 3.7% in fiscal year 2001, as a result of costs savings and increased focus on higher value activities.

Capital employed

Capital employed, at €2,383 million at 31 March 2003, decreased on an actual basis from €3,012 million at 31 March 2002, mainly as a result of goodwill amortisation and tighter working capital management under our “Cash for Growth” programme.

New organization

With effect from 1 April 2003, the Power Sector was reorganised into 3 new Sectors (4 Sectors before the disposal of the former Industrial Turbine Businesses). The table below sets forth an initial assessment of the breakdown of orders received and sales in the new structure for fiscal year 2003:

Power actual figures	× Year ended 31 March 2003 ➢
In € billion	Orders Received	Sales

Power Turbo-Systems	2.0	3.8

Power Services	2.8	2.6

Power Environment	2.6	3.2

Industrial Turbines Business	1.2	1.3

Total Power	8.6	10.9

Operating and financial review and prospects

Operating & financial review

Update on GT24/GT26 gas turbine issues

GT24 and GT26 gas turbines, with outputs of 180 MW and 268 MW, respectively, are the largest of our extensive range of gas turbines. The technology was originally developed by ABB in the mid-1990s, with most sales made prior to the acquisition by ALSTOM. These turbines are based on an advanced design concept. At the start of the commercial operation of the second generation, or “B” version turbines, in 1999 and 2000, a number of technical issues were identified, showing the turbines would not meet the contractual performance and lifetime obligations.

In response, we set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while we developed the technical solutions to allow full rating operation. We also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that we call a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, applied. During that period, varying solutions were applied depending on the situation, however in general we replaced short life components at our costs and agreed on contractual amendments, including revised financial conditions, with each customer.

We have already implemented some technical improvements to the turbines, which permit flexible and reliable operation of the fleet. This is confirmed by third-party statistics showing that the reliability of the GT24 fleet was above 98% in the 2002 calendar year. Operational reliability and flexibility are important for our customers, particularly for those in merchant markets. Our confidence in the technology has been reinforced by the major progress achieved over the past 6 months. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested as follows:

■	Compressor massflow and efficiency increase for GT26—Successful demonstration of increased electrical output improvement at our full-scale test facility in Birr, Switzerland. Compressor massflow and efficiency increase for GT24 were successfully tested at a power plant in Mexico. Improved, validated and tested compressor upgrades are now being delivered to existing site installations and in new applications.
■	High fogging Inlet System—Successful demonstration of an increase of more than 6% in electrical output in both the test facility and field validation units. The system can be applied to both existing and new gas turbine installations.
■	Dual Fuel Capability—Successful demonstration in both the test facility and field validation units. The system is now available for commercial application on both existing and new gas installations.

Reduction of design risk and the validation of upgraded components have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 by using their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, we see that the technology has stabilised. The 71 machines in service have accumulated, as of March 2003, over half a million operating hours at high reliability levels.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming much clearer. We have reached commercial settlements on 61 of the 80 units and of these settlements 24 are unconditional, that is to say the contracts are in the normal warranty period, and there is no obligation to upgrade or pay further penalties. Under the other 37 settlements, we are committed to make additional upgrade improvements, either in respect of performance or the life of key components, and are required to pay liquidated damages if the modified gas turbines do not meet performance criteria or if we do not respect the agreed time delays for the implementation of the modifications. As for the remaining 19 units for which no settlements have been reached, 7 are currently subject to litigation, and negotiations are ongoing or have not started for the remainder. The order backlog included €558 million, at 31 March 2003, in respect of a GT26 contract currently suspended on which the customer has an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

Operating and financial review and prospects

Operating & financial review

Notwithstanding the progress achieved to date, since November 2002, we have experienced unexpected set backs and delays, now resolved, in validating and testing several important components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades. These delays resulted in our being unable to respect the duration of the recovery periods agreed with some of our customers under applicable agreements, including under conditional settlement agreements, prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components. In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. We also incur additional costs because we have been forced to shut down the machines more frequently to replace short life components at our expense. Our previously expected targets were therefore not achievable in the current context.

As a consequence, we have revised our analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which we now estimate at €1,530 million net. This amount is based on an estimation of the remaining gross exposure in March 2003 of €1,984 million, on which we expect to mitigate €454 million by taking numerous actions to reduce our estimated gross exposure.

In fiscal year 2000, ABB ALSTOM Power, of which we owned 50% at that time, recorded a total of €519 million of provisions in accrued costs in respect of the GT24/GT26 gas turbines. In fiscal year 2001, we recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines. In fiscal year 2002, we recorded an additional €1,075 million of provisions and accrued contract costs related to the turbines. We retained €1,440 million of provisions and accrued contract costs at 31 March 2002 in respect of these turbines. After application of €1,070 million during fiscal year 2003, the remaining amount of provisions was €370 million. To cover the total revised net exposure, an additional gross provision of €1,160 has been provided during fiscal year 2003. As a result, the total gross provisions and accrued contract costs at 31 March 2003 in respect of these turbines were €1,530 million. For further information relating to our consolidated provisions for penalties and claims, see Note 20 to the “Consolidated financial statements”. Reference should also be made to “Risks—Our products, including the GT24/GT26 heavy-duty gas turbines and the UK Trains, often incorporate advance and complex technologies and sometimes require modifications after they have been delivered”.

Operating and financial review and prospects

Operating & Financial Review

TRANSMISSION & DISTRIBUTION (T&D)

The following table sets out some of the key financial and operating data for the T&D Sector:

T&D actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	2,771	2,923	2,694	5%	-8%

Orders received	3,619	3,877	3,732	7%	-4%

Sales	3,409	3,814	3,605	12%	-5%

Operating income	275	226	227

Operating margin	8.1%	5.9%	6.3%

R&D expenditures	(135)	(106)	(121)

EBIT (before restructuring costs)	227	190	170

Capital employed	1,042	1,044	963

ROCE	21.8%	18.2%	17.7%

T&D comparable figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	2,620	2,646	2,694	1%	2%

Orders received	3,484	3,602	3,732	3%	4%

Sales	3,306	3,563	3,605	8%	1%

Operating income	275	210	227

Operating margin	8.3%	5.9%	6.3%

Orders received

In fiscal year 2003, the transmission and distribution market decreased compared to fiscal year 2002. The main reasons were investment delays due to deregulation uncertainty in the US and reduced capital expenditures of industrial customers. This has mainly affected the US and European markets while the Chinese and Northern African markets remained strong. New growth drivers of the transmission and distribution market have gained momentum, though they have not reached their full expected impact. In several developed countries, governments have set aggressive targets for the development of renewable energy sources. Power quality concerns and removal of transmission and distribution bottlenecks have lead to an important growth of the power electronics market, mainly in Static Var Compensators. While the digitalisation of the transmission and distribution networks is progressing, the rapid development of energy & market management systems has temporarily stagnated due to deregulation delays in the US.

Operating and financial review and prospects

Operating & financial review

Orders received decreased by 4% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, due to changes in business composition and exchange rate variations. On a comparable basis, orders received increased by 4%. The product activity both in medium voltage and power transformers has been weak while, globally, transmission projects and systems and service businesses maintained a sound activity level. Total orders for T&D Service activities as a whole amounted to just over €460 million in fiscal year 2003.

Geographically, market growth continued in fast-developing countries such as China and Eastern Europe, while Western Europe was flat and the US experienced a slowdown in deregulation, which had a negative impact on growth. The level of orders received decreased slightly in Europe, particularly in Switzerland and the United Kingdom. However, this was partly offset by an increased orders from Austria, Greece and Spain. Europe remained the largest contributor to T&D Sector activity. The Americas have experienced a fall in order intake despite large orders such as that of Ancoa/Charrua in Chile. In Mexico, the decrease is due to the smaller number of large transmission projects contracts being recorded, while in the US there has been a decrease in activity of both medium and high voltage products. Canada, however, has experienced an increase in orders received. Despite this fall in activity, the Americas account for 21% of T&D’s orders received. The African market has undergone the largest growth in activity, mainly due to an order received from BCC Sonelgaz in Algeria for the refurbishment of various substations. Despite continuing growth in China, Taiwan and Singapore, T&D orders in Asia/Pacific decreased due to a lower level of activity in Australia, Hong Kong and India.

Orders received in fiscal year 2002 increased by 7% over fiscal year 2001, on an actual basis and 3% on a comparable basis. This performance in a difficult market was achieved principally through the creation of a new international marketing and sales organisation.

Sales

Sales decreased by 5% in fiscal year 2003 compared with fiscal year 2002 on an actual basis, due to changes in business composition and exchange rate variations. On a comparable basis, sales increased by 1%. This growth in sales was strongest in the Middle East, as a result of the important transmission project and energy management market contracts signed in Qatar and the United Arab Emirates last year. The level of sales in Algeria also increased significantly. T&D’s level of trading decreased slightly in Europe and the Americas due principally to the lower short term orders received in product activities, when compared to the volume of system orders where the cycle time generally exceeds 12 months. Within Europe this trend has been particularly felt in Belgium, Sweden, Spain, and, in the Americas especially in Colombia, Venezuela and the US. However, Europe and the Americas remain T&D’s main markets. In Mexico, sales were boosted by the trading of the SE410 and SE504 N.O projects and in the Netherlands Antilles by the Curacao contract from transmission projects. Total sales by the Services business represented just over €500 million in fiscal year 2003.

T&D’s sales in fiscal year 2002 increased by 12% compared with fiscal year 2001, on an actual basis, and by 8% on a comparable basis. This increase in sales was particularly strong in the Americas, due to the important energy management contracts signed in previous years in the US and continuing growth in Brazil. The Middle East increased, following the execution of transmission projects in Kuwait and in the United Arab Emirates. Europe remained stable, with increases in Western Europe, Eastern Europe and the UK, offsetting declines in Germany.

Operating income and operating margin

T&D operating income amounted to €227 million in fiscal year 2003, compared with €226 million in fiscal year 2002, on an actual basis. Operating margin increased to 6.3% both on an actual and on a comparable basis. This increase in margin was the first result of better monitoring of overhead expenditure and of our cost reduction programmes, partly offset by continuing price pressure in some market segments. Systems activity improved as a result of tighter risk management, while profits from medium-voltage products were impacted by lower volumes.

Operating and financial review and prospects

Operating & financial review

The operating margin decreased to 5.9% in fiscal year 2002 from 8.1% in fiscal year 2001, on an actual basis. This decrease in the operating margin was mainly attributable to price decreases in some market segments.

Capital employed

Capital employed amounted to €963 million at 31 March 2003, as compared with €1,044 million at 31 March 2002. This decrease was the result of tighter working capital management under our “Cash for Growth” programme.

TRANSPORT

The following table sets forth some key financial and operating data for the Transport Sector:

Transport actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	13,124	14,505	14,675		11%	1%

Orders received	5,558	6,154	6,412		11%	4%

Sales	4,400	4,413	5,072		0%	15%

Operating income	266	101	(24)	(1)

Operating margin	6.0%	2.3%	(0.5%)

R&D expenditures	(101)	(75)	(90)

EBIT (before restructuring costs)	265	131	(43)

Capital employed	1,093	1,041	738

ROCE	24.2%	12.6%	(5.8%)

Transport comparable figures	× Year ended 31 March ➢
In € million	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	11,797	13,540	14,675		15%	8%

Orders received	5,027	5,469	6,412		9%	17%

Sales	4,049	3,994	5,072		(1%)	27%

Operating income	219	83	(24)	(1)

Operating margin	5.4%	2.1%	(0.5%)

(1)	After €140 million of exceptional provisions.

Operating and financial review and prospects

Operating and financial review

Orders received

During fiscal year 2003, the major rail markets of the world continued to be generally buoyant with an average growth of 4% over fiscal year 2002. The following four major drivers in the rail transportation business have sustained this market growth:

■	long deferred, replacement-driven demand cycles for rolling stock equipment and infrastructure, mainly in Europe and North America;
■	urbanisation in developed and developing countries, where local transport operators seek solutions to ease automobile traffic congestion and to address environmental concerns through new metro and high speed train networks;
■	higher rail network efficiency and safely requirements that accelerate the demand for network infrastructure upgrades and new signaling systems especially in Europe; and
■	privatisations and deregulations that tend to redefine the core business activities of operators and to accelerate the outsourcing of rolling stock & infrastructure servicing.

Orders received by Transport in fiscal year 2003 increased by 4% compared with fiscal year 2002, on an actual basis. On a comparable basis, the increase was 17%. This strong growth was observed in all segments except for Intercity with low orders received particularly in locomotives. Transit was still the main segment in terms of volume of orders received, with an increase compared to last fiscal year, thanks mainly to the AB Transitio contract for 55 CORADIA commuter trains. As a result of major orders received in the US, Rolling Stock Americas had an outstanding year, as did Service, while Transport Information Solutions and Systems remained stable.

By region, Europe remained the most significant market with 60% of the orders received by the Sector in fiscal year 2003. New countries also emerged this year: Sweden through 55 regional trains for service in the greater Stockholm area, Finland through 20 CORADIA trains for traffic in Helsinki, Greece with the supply and construction of electrical and mechanical elements for a new suburban line between Athens and the new airport. However, orders received in the UK remained weak in the confused situation caused by the further reorganisation of the rail industry. America grew to 24% of orders received compared to 8% for the same period last year, the main contracts being: 400 new metro cars for New York City Transit, design and manufacture of 62 new heavy rail subway cars for WMATA in Washington, a 135 new passenger rail coaches for the expanding New Jersey Transit fleet and BNSF—US maintenance of 434 GM diesel locomotives for 12 years. However, the service business in Montreal experienced a further year of poor order intake. The Asian market also increased, due to orders received in South Korea in connection with the project management and supply of equipment for a new airport railway link between Incheon and Seoul.

Orders received by Transport in fiscal year 2002 increased by 11% on an actual basis. The growth in orders received was essentially due to the strong rolling stock and freight market, mainly in Europe, as well as to demand for our information solutions and systems which more than doubled. The higher activity level in Europe was mainly the result of the continued revival of the French market in rolling stock and freight, where we maintained our market share. However, the UK market was sluggish due to regulatory uncertainty. Order intake was also strong in Asia due to contracts in Singapore for the Circle Line Metro.

Sales

Sales in Transport increased by 15% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, and by 27% on a comparable basis. The highest increase was registered in Intercity, Transit and Systems. Geographically, the major contributor to the increase was France, highlighted by high levels of deliveries to SNCF during fiscal year 2003. Other European countries remained stable. The Americas showed a slight decrease as a contribution to Transport’s total sales but remained stable in volume. Asia remained stable at 15% of Transport’s total sales during the year.

Sales in Transport remained stable in fiscal year 2002 compared with fiscal year 2001, on an actual basis. In fiscal year 2002, Europe remained the most important market with relatively stable sales. Slower deliveries, related to problems encountered with the UK Trains, were offset by increases in France and Eastern Europe.

Excluding the UK, sales in Europe increased by 25%, Germany, Spain and France having a positive impact. Sales decreased in the Americas due to difficulties in the freight service market in North America. Sales

Operating and financial review and prospects

Operating and financial review

in Asia increased by 72% due to a Singapore metro contract and additional signaling contracts, notably in Australia.

Operating income (loss) and operating margin

Transport’s operating loss amounted to €(24) million in fiscal year 2003, compared to €101 million in fiscal year 2002 on an actual basis and €83 million on a comparable basis. Operating margin declined to (0.5%) in fiscal year 2003 as compared with 2.1% in fiscal year 2002, on a comparable basis. An additional net after tax charge of €51 million was recorded following contract losses at ALSTOM Transportation Inc., a US subsidiary (see ‘Recent Developments’). Intercity encountered significant difficulties with the Regional Trains contract and with the West Coast Main Line (WCML) project in the UK, additional gross provisions and accrued contract costs have been provided in fiscal year 2003 for €140 million, a part of which was applied during the fiscal year. Excluding this exceptional item, operating income and margin were respectively €116 million and 2.3% in fiscal year 2003. Operating income was affected adversely by low workload and related under-recoveries in the UK, Canada and the locomotive businesses, which will be addressed by restructuring the respective businesses.

The operating margin declined to 2.3% in fiscal year 2002 versus a 6.0% operating margin in fiscal year 2001, on an actual basis. The major negative impact on operating income in that year resulted from problems involved with the UK Trains contracts.

Capital employed

Capital employed was €738 million at 31 March 2003, compared with €1,041 million at 31 March 2002, mainly due to the decrease in inventories and contracts in progress, particularly in the UK with the problems related to the deliveries of the UK Regional Trains and to down-payments following orders received.

UK Trains

In 1997, shortly after the privatisation of the British rail industry, we received five orders for a total of 119 new trains with an aggregate value of €670 million. These orders were part of the first series of orders following the rail deregulation in the UK. Following this deregulation the traditional roles and responsibilities for suppliers changed radically while the rail regulatory organisation established by the UK government was modified. We experienced significant delays in gaining regulatory approvals to the detailed specifications and in an attempt to meet our delivery commitments, we started production of these trains, in anticipation of receiving the necessary approvals. When the specifications were finalised, they differed from our expectations, which required costly and time consuming modifications. As a result, we did not meet our delivery schedule and began to face reliability issues on the trains.

At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts, and 29 of the 119 trains remained to be delivered out. Measures taken to address the various technical and contractual issues have enabled us to work with the operators and the rail authorities; 118 of the 119 trains ordered are now in service. Settlements have recently been agreed with our customers, under which we are obliged to implement programmes to ensure that all fleets achieve agreed levels of in-service reliability, which are ongoing and have led to some unexpected costs and revised estimated costs to complete such contracts and led us to take additional provisions. These commitments, which, in some instances, involve commitments for a number of years, were provided for in fiscal year 2003.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. Nevertheless, trains are currently being delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities. A restricted commercial service started at the beginning of the year, and 15 of the 53 trainsets have been delivered, with the remainder scheduled for delivery by September 2004. The initial operating experience has been well received. Clarification of the programme, infrastructure and operating environment has resulted in a reassessment of the costs to complete the contract and led us to take additional provisions.

Operating and financial review and prospects

Operating & financial review

Further, strong action has been taken with the goal of ensuring that we meet our commitments, including the strengthening of the management, and the addition of technical resources for both new build and service functions in the UK.

In fiscal year 2003, we provided for additional gross provisions of €140 million to cover the expected future costs of the continuing improvement programme on the Regional Trains and to complete the WCML contract. Reference should be made to “Risks—Our products, including the GT24/GT26 heavy-duty gas turbines and the UK Trains, often incorporate advance and complex technologies and sometimes require modifications after they have been delivered”.

MARINE

The following table sets out some of the key financial and operating data for the Marine Sector:

Marine actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	3,706	2,928	1,523	-21%	-48%

Orders received	1,835	462	163	-75%	-65%

Sales	1,841	1,240	1,568	-33%	26%

Operating income	80	47	24

Operating margin	4.3%	3.8%	1.5%

R&D expenditures	(16)	(12)	(6)

EBIT (before restructuring costs)	76	44	19

Capital employed	(157)	100	(343)

ROCE	n/a	44.0%	n/a

Marine comparable figures	× Year ended 31 March ➢
In € million	2001	2002	2003	% Variation March 02/ March 01	% Variation March 03/ March 02

Order backlog	3,706	2,928	1,523	-21%	-48%

Orders received	1,835	462	163	-75%	-65%

Sales	1,841	1,240	1,568	-33%	26%

Operating income	80	47	24

Operating margin	4.3%	3.8%	1.5%

Operating and financial review and prospects

Operating & financial review

All Marine operating facilities are located in France. Further, the business entities comprising the Marine business have not changed since last year. The figures are the same on both an actual and on a comparable basis.

Orders received

In fiscal year 2003 as in fiscal year 2002, Marine’s main market, cruise-ships, remained weak:

■	after the events of 11 September 2001, the cruise market had low profitability in 2001;
■	after the market’s recovery, cruise operators, whose base currency is the US dollar, reacted to the unexpected decrease of the US dollar exchange rate against the Euro, from Spring 2002, by delaying new orders in the hope that the weakness of the dollar would not last;
■	the market was also stalled pending the outcome of take-over and merger discussions involving the three major cruise-shipowners, which finally lead to the merger of Carnival and P&O Princess at the end of fiscal year 2003; and
■	more recently, uncertainty has increased pending the outcome of the Iraq crisis.

As a consequence, Marine registered no new cruise-ship order in fiscal years 2003 and 2002, and overall a very low level of orders in fiscal year 2003, €163 million including orders for an oceanographic vessel for Ifremer and a 72-metre yacht, compared with €462 million in fiscal year 2002.

Orders received in fiscal year 2002 comprised two orders for intervention and assault vessels for the French Navy (jointly built with DCN) and a 74,000 m3 LNG carrier for Gaz de France. Orders received in fiscal year 2001 had reached €1,835 million with four cruise-ship contracts (including the Queen Mary 2 cruise-liner) and a hydrographic and oceanographic vessel for the French Navy.

Sales

Sales in Marine increased by 26% in fiscal year 2003 compared with fiscal year 2002 due to the high level of deliveries. Marine completed and delivered the following vessels in fiscal year 2003:

■	the cruise-ship European Stars to Festival Cruises,
■	the cruise-ship Constellation to R.C.C.L. for its Celebrity brand,
■	the cruise-ship Coral Princess to P&O Princess,
■	the hydrographic and oceanographic vessel BHO Beautemps- Beaupré to the French Navy, and
■	the cruise-ship MSC Lirica to M.S.C.

In fiscal year 2003, Marine also progressed with the construction of other cruise ships (mainly Island Princess, Crystal Serenity, and the super cruise liner Queen Mary 2) for several shipowners, a second surveillance frigate for the Royal Moroccan Navy.

Sales amounted to €1,240 million in fiscal year 2002 compared with €1,841 million in fiscal year 2001. This decrease resulted from an exceptionally high level of deliveries (6 cruise-ships) in fiscal year 2001 while fiscal year 2002 was affected by the postponement of the delivery of the cruise ship European Stars until the end of April 2002. In fiscal year 2002, Marine delivered two cruiseships, the European Vision to Festival and the Summit to RCCL. In addition, Marine delivered a frigate to Morocco and two high-speed ferries to NEL lines in Greece.

Operating income and operating margin

Operating income amounted to €24 million in fiscal year 2003 compared with €47 million in fiscal year 2002. New shipbuilding contracts obtained since January 2001 were not entitled to any subsidy, and market prices have not increased.

Operating income amounted to €80 million in fiscal year 2001, during which six cruise-ships were delivered.

Operating and financial review and prospects

Operating & financial review

Capital employed

Capital employed was €(343) million at 31 March 2003, compared with €100 million at 31 March 2002. The decrease in fiscal year 2003 was a result of the favourable terms obtained for financing for the construction of the cruise-liner Queen Mary 2 compared with the cash profile of the contract. See Note 24 of the “Consolidated financial statements”.

Renaissance

We undertook vendor financing in support of the recovery plan for the Marine Sector from fiscal year 1996 to fiscal year 1998, which helped us to obtain repeat orders for cruise-ships and increased the productivity of the shipyard. We provided guarantees to financial institutions relating to indebtedness incurred by certain purchasers of our cruise-ships and fast ferries. At 31 March 2003, these guarantees related to a total of fourteen ships, including six cruise-ships delivered to Renaissance Cruises (“Renaissance”) and eight ships for four other customers. In addition, two other cruise-ships were supplied to Renaissance Cruises without vendor financing.

Renaissance filed for bankruptcy in September 2001. Thereafter, we and the lenders undertook actions to secure and maintain the ships and to restructure their financing. Our overall exposure to Renaissance vendor financing at 30 September 2001 was €684 million in guarantees of financing made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships, including four that were previously owned by four special purpose leasing entities in which we had an interest, was transferred to subsidiaries of Cruiseinvest (Jersey) Ltd., an entity in which we own no shares. Cruiseinvest financed this acquisition principally through bank borrowings, guaranteed in part by us. In addition, we purchased subordinated limited recourse notes issued by Cruiseinvest, agreed to provide Cruiseinvest with a line of credit and met certain of our commitments under our pre-existing guarantees. Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest’s bank borrowings.

In parallel, the remarketing of the ships commenced, with the objective to put the ships back into cruise operations as quickly as possible, through bare-boat or time charters, and eventually sell them to the new operators when normal conditions are restored on the second-hand market. One of these ships was chartered to Swan Hellenic, a subsidiary of P&O Princess and resumed operations in April 2003. Two of the ships will be operated from summer 2003 by Oceania Cruise, a new cruise-operator. Two others will also be operated from spring 2003 by Pulmantur, with possibilities of extension. A long-term lease is currently being finalised with a European operator for one ship, which should then resume cruise operations also from summer 2003. Two other ships have also been taken over by P&O Princess and resumed cruise operations in November and December 2002.

Operating and financial review and prospects

Operating & financial review

Our overall exposure to Renaissance vendor financing was €368 million at 31 March 2003, as compared with €432 million at 31 March 2002. The reduction was mainly due to the decrease of the US Dollar in which most of our guarantees are expressed.

In addition to our Renaissance “vendor financing exposure”, our other outstanding Marine vendor financing guarantees amounted to €565 million at 31 March 2003, relating to six cruise-ships and two high-speed ferries for four different customers. Consequently, our total vendor financing exposure in relation to Marine amounted to €933 million at 31 March 2003 compared with €1,044 million at 31 March 2002.

The last shipbuilding contract having benefited from any type of vendor financing came into force in November 1999. There is no other vendor financing arrangement or commitment relating to any contract in Marine’s order backlog.

As a result of the foregoing, we recorded a provision of €140 million at 31 March 2003 to cover risks associated with Marine vendor financing, a slight decrease from the €144 million provision at 31 March 2002.

OTHER

“Other” comprises all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (prior to its disposal) and India, that are not reported by Sectors. For fiscal years 2002 and 2001, the former Contracting Sector contribution is classified in “Other” in the table presented above in “Change in business composition and presentation of our accounts, non-GAAP measures– Comparable basis”.

Operating income included Corporate costs as well as the contribution of the International Network and the overseas entities, and included in fiscal years 2002 and 2001 the contribution of the former Contracting Sector on an actual basis. On a comparable basis, operating income was €(44) million in fiscal year 2003, compared with €(27) million and €(51) million in fiscal years 2002 and 2001. All restructuring costs are recorded against the EBIT of “Other” and not the EBIT of the Sectors.

Capital employed in “Others” was €1,208 million at 31 March 2003, and consisted mainly of loans and cash deposits in respect of Marine vendor financing, pensions, prepaid assets and other long-term deposits. See Note 11 to our “Consolidated financial statements”.

Operating and financial review and prospects

Operating & financial review

FINANCIAL STATEMENTS FOR THE YEARS ENDING 31 MARCH 2001, 2002, 2003

INCOME STATEMENT

The following table sets out, on a consolidated basis, the elements of our operating income both on an actual and on a comparable basis for the Group as a whole:

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02

SALES	24,550	23,453	21,351		(4%)	(9%)

Cost of sales	(20,428)	(19,623)	(19,187)	(1)	(4%)	(2%)

Selling expenses	(1,140)	(1,078)	(970)		(5%)	(10%)

R & D expenses	(629)	(575)	(622)		(9%)	8%)

Administrative expenses	(1,202)	(1,236)	(1,079)		(3%)	(13%)

OPERATING INCOME	1,151	941	(507)	(1)	(18%)	(154%)

Operating margin	4.7%	4.0%	(2.3%)

Total Group comparable figures	× Year ended 31 March ➢
In € million	2001	2002	2003		% Variation March 02/ March 01	% Variation March 03/ March 02

SALES	21,140	21,051	21,351		0%	1%

Cost of sales	(17,619)	(17,541)	(19,187)	(1)	0%	9%

Selling expenses	(966)	(1,006)	(970)		4%	(4%)

R & D expenses	(588)	(561)	(622)		(5%)	11%

Administrative expenses	(1,001)	(1,105)	(1,079)		10%	(2%)

OPERATING INCOME	966	839	(507)	(1)	(13%)	(160%)

Operating margin	4.6%	4.0%	(2.3%)

(1)	After €1,300 million exceptional provisions.

Sales

Sales were €21,351 million in fiscal year 2003, compared with €23,453 million in fiscal year 2002, a decrease of 9%, due principally to exchange rate variations and to the disposal of Contracting and GTRM. Sales increased by 1%, on a comparable basis. The decrease in Power and, to a lesser extent in T&D, was compensated by a significant increase in both Transport and Marine. Sales were €23,453 million in fiscal year 2002, compared with €24,550 million in fiscal year 2001, a decrease of 4%. On a comparable basis, sales were stable from fiscal year 2001 to fiscal year 2002, during which Power achieved an increase of 4% in sales and T&D an increase of 6%. Transport was stable and the decline in Marine reflected the timing

Operating and financial review and prospects

Operating & financial review

of ship deliveries, as one ship was delivered in April 2002, and another mid-May 2002, after the close of the fiscal year.

Percentage of services in sales increased to 23% in fiscal year 2003, compared with 22% and 19% in fiscal year 2002 and 2001 when Contracting and GTRM are excluded.

No single customer represented more than 10% of our sales in any year of the last three-year period discussed.

Cost of sales

Our cost of sales consists primarily of labour, raw materials and components, transport and freight, and production overheads, including depreciation. Cost of sales also includes provisions for risks and charges related to contracts, such as warranty claims, contract losses and project penalties. However, because of the diversity of the cost structure of our various activities, we analyse the items that make up cost of sales only by business or by contract and do not analyse these items at a consolidated level.

Our cost of sales amounted to €19,187 million in fiscal year 2003 compared with €19,623 million and €20,428 million in fiscal years 2002 and 2001, respectively. This decline was due generally to the lower level of sales.

Selling and Administrative expenses

Selling and administrative expenses were €2,049 million in fiscal year 2003 compared with €2,314 million in fiscal year 2002 and €2,342 million in fiscal year 2001 on an actual basis.

On a comparable basis, selling and administrative expenses decreased by €62 million compared with fiscal year 2002. As a percentage of sales, they decreased from 10.0% to 9.6%. This reduction resulted from synergies, the impact of restructuring and from actions launched to reduce costs under our Quality Focus 6-Sigma programme. We expect these savings will be amplified by the introduction of further restructuring programmes in the years to come.

Research and Development expenses

Research and Development expenses were €622 million in fiscal year 2003, increasing compared with €575 million in fiscal year 2002 on an actual basis, mainly due to increased spending on gas turbines. They decreased in fiscal year 2002 compared with €629 million in fiscal year 2001 on an actual basis, but remained stable on a comparable basis.

Operating income and operating margin

Operating income is measured before restructuring costs, goodwill and other acquired intangible assets, amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets, pension costs and employee profit sharing and before taxes, interest income and expenses. Operating margin is calculated by dividing the operating income by the total annual sales.

Operating income and operating margin were €(507) million and (2.3%) in fiscal year 2003, as compared with €941 million and 4.0% in fiscal year 2002, on an actual basis. In March 2003, exceptional gross provisions of €1,160 million were recorded for the GT24/GT26 heavy-duty gas turbines and €140 million for UK Trains. Excluding these provisions, operating income and operating margin were respectively €793 million and 3.7% in fiscal year 2003. Our operating margin in fiscal year 2003 reflected the increased level of margin in our order backlog, better cost control and the first results of the restructuring launched, offset by the negative financial effects of the GT24/GT26 gas turbines and UK Trains problems and by adverse effects in Transport of low workload and related under- recoveries in the UK, Canada and the locomotive business.

Operating margin of 4.0% in fiscal year 2002 decreased compared with 4.7% fiscal year 2001, on an actual basis. This decrease was mainly due to a significant decrease in T&D operating margin as a result of pricing pressure, a significant decrease in Transport operating margin due to delivery issues on our UK Regional Trains contracts and a decrease in sales volume and margins in Marine. This was despite

Operating and financial review and prospects

Operating & financial review

continued operating profit improvements in Power, as cost savings and an increased focus on higher added-value activities led to higher operating income in that Sector.

Earnings Before Interest and Tax (EBIT)

EBIT is calculated as operating income less other income (expenses) net and the amortisation of other intangible assets. Goodwill amortisation is accounted for below the EBIT line item in our income statement. Other income (expenses) net comprises net gains or losses on disposal of fixed assets and investments, restructuring costs, pension costs, employee profit-sharing and other non-operating income/expenses.

EBIT was €(1,129) million in fiscal year 2003, compared with €487 million in fiscal year 2002, on an actual basis. The decrease in EBIT was due to:

■	The decrease in operating income as a result of the aggregate exceptional gross provisions of €1,300 million in fiscal year 2003.
■	Exceptional net capital gains of €107 million (capital gains on the sale of Contracting for €106 million and GTRM for €43 million, capital loss of €42 million on the sale of parts of our waste-to-energy business) in fiscal year 2002, compared with a net capital loss of €6 million for the disposal of investments and real estate assets in fiscal year 2003.
■	Restructuring costs of €268 million in fiscal year 2003, compared with €227 million in fiscal year 2002. The increase in fiscal year 2003 was due to the continuing Group-wide cost rationalisation and downsizing. During the year, restructuring plans were implemented principally in France, Germany and the United Kingdom to reduce production capacity and adapt to current market conditions in order to ensure continuing competitiveness in the three main Sectors of the Group. Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and writeoff of assets.
■	Pension costs of €214 million in fiscal year 2003, compared with €139 million in fiscal year 2002. This increase was primarily due to an increase in the amortisation of the unrecognised actuarial difference between pension obligations and the fair market value of the assets following the fall in the global stock market, and to exceptional profits in fiscal year 2002.

EBIT was €487 million in fiscal year 2002, compared with €931 million in fiscal year 2001. The decrease in EBIT in fiscal year 2002 was due to:

■	The decrease in operating income in Transport, T&D and Marine, partially offset by Power.
■	Restructuring costs for fiscal year 2002 of €227 million versus €81 million for fiscal year 2001. The increase in these costs in fiscal year 2002 was mainly due to continued Group-wide cost rationalisation, especially product rationalisation, streamlining manufacturing and optimising staffing levels and because restructuring costs in Power were provided for when the Joint Venture ABB ALSTOM Power was created.
■	Pension expenses of €139 million in fiscal year 2002 compared to €112 million in fiscal year 2001. The increase in fiscal year 2002 was due to increased contributions to multi-employer and defined contribution schemes, primarily in the US.
■	Exceptional capital gains in fiscal year 2002 compared to no significant capital gain in fiscal year 2001.

Financial income (expenses), net

The improvement of our financial expenses, €270 million in fiscal year 2003 compared with €294 million in fiscal year 2002, was due to a decrease in market interest rates and net gains on exchange-rate variations mainly resulting from the unwinding of forward sale contracts of US dollars against Euros following the reassessment of the financing structure in the US, partially offset by an increase in financial debt.

Our net financial expenses in fiscal year 2002 were €294 million, compared with €207 million in fiscal year 2001. The major impact on financial expenses for fiscal year 2002 was mainly the higher net interest expense due to the higher level of net debt as well as the increase in other financial items, which consisted principally of fees paid on bonds, guarantees and credit lines.

Income tax

The income tax credit was €263 million for the fiscal year 2003, at an effective rate of 18.8%. In fiscal year 2003, we recognised deferred income for €416 million, partly due to exceptional provisions. Current income tax for the fiscal year was €(153) million.

Operating and financial review and prospects

Operating & financial review

Income tax expenses for fiscal year 2002 were €10 million at an effective rate of 5.2%, compared with €174 million in fiscal year 2001. The low expense in fiscal year 2002 was due to a current income tax expense of €97 million (lower than in previous years due to decreased operating income), which was significantly offset by deferred tax income of €87 million.

Share in net income (loss) of equity investments

Our share in net income (loss) of equity investments was €3 million in fiscal year 2003 compared with €1 million in fiscal year 2002 and €(4) million in fiscal year 2001.

Dividend on redeemable preference shares of a subsidiary

Our dividend on redeemable preference shares of a subsidiary has been reclassified in financial income (expenses) net, in fiscal year 2003 due to the reclassification of the redeemable preference shares as financial debt. The dividend paid was €13 million in fiscal year 2003, thereby impacting the financial income, and €14 million in fiscal year 2002 impacting the dividend item in our income statement.

Minority interests

Minority interests were €(15) million in fiscal year 2003 compared with €(23) million in fiscal year 2002 and €(37) million in fiscal year 2001.

Goodwill amortisation

Goodwill amortisation amounted to €284 million in fiscal year 2003 compared with €286 million in fiscal year 2002 and €305 million in fiscal year 2001. The slight decrease in fiscal year 2002 when compared with fiscal year 2001 was mainly due to the disposals of Contracting and GTRM.

Net income (loss)

The net loss in fiscal year 2003 amounted to €1,432 million, compared with a net loss of €139 million in fiscal year 2002 and a net income of €204 million in fiscal year 2001.

BALANCE SHEET

Goodwill, net

Goodwill, net decreased to €4,440 million at 31 March 2003 compared to €4,612 million at 31 March 2002 due to the net effect of the acquisition of the remaining 49% of Fiat Ferroviaria in April 2002 (€158 million) offset by the related amortisation (€284 million). See Note 7 of the Consolidated Financial Statements.

Goodwill, net decreased to €4,612 million at 31 March 2002 compared to €5,310 million at 31 March 2001. This reduction was due to the annual amortisation of goodwill (€286 million) and the disposal of Contracting (€681 million), partly offset by an increase in goodwill related to a decrease in our valuation of the net assets acquired from ABB (€198 million) in Power, following final determination of the purchase price allocation made in connection with the acquisitions.

Working capital

Working capital (defined as current assets less current liabilities and provisions for risks and charges) at 31 March 2003 was €(4,886) million compared with €(4,545) million as reported at 31 March 2002. This variation was due to a tighter working capital management, despite a decrease in total provisions for risks and charges. Changes to working capital are presented in the Consolidated Statement of Cash Flows.

Operating and financial review and prospects

Operating & financial review

Net effects on working capital due to foreign currency translation were positive by €135 million in fiscal year 2003. See Note 16 of the Consolidated Financial Statements.

Working capital amounted to €(4,545) million at 31 March 2002 versus €(4,978) million at 31 March 2001. The variation was due to the sale of our former Contracting Sector and to the continuous optimisation of asset management throughout the Group.

Customer deposits and advances

On average we estimate that 40% of our contracts relate to “Long Term Projects”, defined as those projects which are completed over more than one year, 25% relate to products or individual items of equipment typically supplied within one year, and the remaining 35% is split between long-term service agreements and short-term contracts such as the supply of spares and service and overhauls of equipment. Our long-term projects are principally in Power, Transport and Marine.

Customer deposits and advances include the preliminary advances by customers as well as customers’ progress payments during the construction of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects.

Obtaining customer deposits and advances assists us in managing the following risks:

■	risk of negative cash flow while performing the contract;
■	risk of payment default due to client credit risk, which is mitigated via larger down payments and progress payments; and
■	foreign exchange risks.

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were €12,689 million, €14,159 million and €12,767 million at 31 March 2003, 2002 and 2001 respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer deposits and advances” on our balance sheet as described in Note 24 of the Consolidated Financial Statements. As of 31 March 2003, our net customer deposits and advances were €3,541 million, compared with €4,221 million as of 31 March 2002, and €6,205 million as of 31 March 2001.

The decrease of our customer cash deposits and advances of €680 million which occurred during fiscal year 2003 was the result of a decrease due to translation effects for €589 million, and of a net decrease by €91 million. This decrease was mainly the net effect of a decrease in Power and an increase in Transport both in line with percentages of variations in orders received on a comparable basis.

Provisions for risks and charges

At 31 March 2003, the provisions for risks and charges were €3,698 million compared with €3,849 million at 31 March 2002.

This net decrease was accounted for by the following movements:

■	a decrease of €655 million due to the application of provisions for risks and charges on the GT24/GT26 gas turbines (and by €415 million of accrued contract costs);
■	an increase of €1,058 million due to the addition of provisions on the GT24/GT26 gas turbines (and by €102 million of accrued contract costs);
■	a decrease in provisions on contracts of €243 million;
■	a decrease in restructuring provisions and other provisions of €78 million; and
■	a decrease of €233 million in foreign currency translation effects, change in scope and other adjustments.

Operating and financial review and prospects

Operating & financial review

Shareholders’ equity

Shareholders’ equity at 31 March 2003 was €853 million, including minority interests, compared with €1,843 million at 31 March 2002. This decrease was mainly due to:

■	the net loss for the period of €1,432 million;
■	the negative impact of cumulative translation adjustments, mainly due to the evolution of the New Mexican Peso and the Pound Sterling against the Euro of €184 million;
■	partly offset by the capital increase of €622 million.

At 31 March 2002, shareholders’ equity, including minority interests, amounted to €1,843 million versus €2,192 million at 31 March 2001. The decrease was due to the net loss for fiscal year 2002, the payment of dividends for fiscal year 2001 and the negative impact of the cumulative translation adjustments.

See the “Consolidated Statement of Changes in Shareholders’ Equity” table in the Consolidated Financial Statements.

Financial debt, net debt and economic debt

Securitisation of existing receivables

In order to fund our activity, we sell selected existing trade receivables within which we irrevocably and without any recourse transfer eligible receivables to a third party. The net cash proceeds from securitisation of existing trade receivables at 31 March 2003 was €357 million compared with €1,036 million at 31 March 2002 and €894 million at 31 March 2001. See Note 14 to the Consolidated Financial Statements.

Securitisation of future receivables

In order to finance working capital and to mitigate the cash-negative profiles of some contracts, we sell to third parties selected future receivables due from our customers. This securitisation of future receivables has the benefit of reducing our exposure to customers and applies principally to Marine and Transport. The total securitisation of future receivables at 31 March 2003 was €1,292 million compared with €1,735 million at 31 March 2002 and €1,578 million at 31 March 2001. The decrease in fiscal year 2003 compared with fiscal year 2002 is due to the low level of orders received in Marine. See Note 22 of the Consolidated Financial Statements.

Financial debt

Our financial debt was €6,331 million at 31 March 2003, compared with €6,035 million at 31 March 2002. Our financial debt increased notably due to the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million. See Note 22 to the Consolidated Financial Statements.

Net debt

We define net debt as financial debt less short-term investments, cash and cash equivalents. Net debt was €4,561 million at 31 March 2003, compared with €3,799 million at 31 March 2002. Our net debt increased notably due to the decrease of our cash and cash equivalents, the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million. See Note 22 to the Consolidated Financial Statements.

Economic debt

Our economic debt is defined in “Change in business composition and presentation of our accounts, non-GAAP measures—Use and reconciliation of non-GAAP financial measures”.

Our economic debt was €4,918 million at 31 March 2003, compared with €5,290 million at 31 March 2002, a decrease of €372 million.

Operating and financial review and prospects

Operating & financial review

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The following table sets out selected figures concerning our consolidated statement of cash flows:

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003

Net income after elimination of non cash items	1,178	341	(1,087)

Change in net working capital	(994)	(920)	550

Net cash provided by (used in) operating activities	184	(579)	(537)

Net cash provided by (used in) investing activities	(1,590)	123	(341)

Net cash provided by (used in) financing activities	370	(136)	621

	(1,036)	(592)	(257)

Net effect of exchange rate	(20)	(12)	(41)

Other changes and reclassifications	151	16	(464)

Decrease (increase) in net debt	(905)	(588)	(762)

Net cash provided by operating activities

Net cash provided by operating activities is defined as the net income after elimination of non-cash items plus working capital movements. Net cash provided by operating activities was €(537) million in fiscal year 2003 compared to €(579) million in fiscal year 2002 and €184 million in fiscal year 2001.

Net income after elimination of non-cash items was €(1,087) million in fiscal year 2003. This amount represents the cash generated by the net income before working capital movements. As provisions are included in the definition of our working capital, provisions are not part of the elimination of non-cash items. So, excluding the exceptional addition of gross provisions for €1,300 million on the GT24/GT26 gas turbines and on the UK Trains, the net income after elimination of non-cash items was positive by €213 million.

Change in net working capital generated a net positive cash flow of €550 million. The principal movements in working capital were due to:

■	A decrease of €650 million in trade and other receivables, mainly in Power and to a lesser extent in Marine and T&D. Power benefited from a significant reduction in advances paid to suppliers as a consequence of the completion of particularly large contracts. Thanks to the working capital management programme, the Group has also achieved a strong decrease in trade receivables overdue.
■	A decrease of €661 million in sale of trade receivables (securitisation of existing receivables).
■	A decrease of €415 million in inventories and contracts in progress, and trade receivables, mainly in Power and Transport.
■	An increase of €160 million in contract-related provisions and accrued contract costs. In particular, €1,070 million relating to the GT24/GT26 gas turbines was applied in fiscal year 2003, but was offset by the elimination of the provision of €1,160 million because it had no cash effect in the period.
■	A decrease of €98 million in customer deposits and advances mainly in Power and T&D, partly offset by an increase in Transport and Marine due to favourable financing terms obtained for the construction of the Queen Mary 2.

Operating and financial review and prospects

Operating & financial review

Free cash flow

The following table sets forth our free cash flow.

Total Group actual figures	× Year ended 31 March ➢
In € million	2001	2002	2003

Net cash provided by (used in) operating activities	184	(579)	(537)

Elimination of variation in existing receivables	(894)	(140)	661

Capital expenditures	(568)	(550)	(410)

Proceeds from disposals of property, plant and equipment	189	118	252

Elimination of proceeds from our programme of disposal of real estate assets			(231)

Free cash flow	(1,089)	(1,151)	(265)

Capital expenditures were €410 million for the fiscal year 2003, compared with €550 million in fiscal year 2002. Our capital expenditures relate principally to acquisitions of machinery, equipment, tools and fixtures for maintaining our manufacturing base. The decrease was mainly related to the disposal of Contracting and GTRM during fiscal year 2002.

Free cash flow was €(265) million in fiscal year 2003 compared with €(1,151) million in fiscal year 2002. These amounts included cash outflows resulting from:

■	The GT24/GT26 issue of €(1,055) million in fiscal year 2003 and €(700) million in fiscal year 2002; and
■	Over-financed contracts for €(222) million and €(607) million in fiscal years 2003 and 2002. Large contracts obtained prior to fiscal year 2002 provided substantial up-front payments to Power on three such contracts and to Transport on one contract.

Excluding these cash outflows, our free cash flow would have been €1,012 million in fiscal year 2003, compared with €156 million in fiscal year 2002.

Net cash provided by investing activities

Net cash used by investing activities was €(341) million in fiscal year 2003. This amount comprised:

■	Proceeds of €252 million from disposals of property, plant and equipment (including €231 million from the disposals of real estate);
■	Capital expenditures of €410 million;
■	Decrease (increase) in other fixed assets of €(55) million;
■	Cash expenditures for the acquisition of investments, net of net cash acquired, totalling €(166) million, which included €(154) million for the acquisition of the remaining 49% of Fiat Ferroviaria Spa in April 2002; and
■	Cash proceeds from the sale of investments, net of net cash sold, of €38 million.

Net cash provided by investing activities was €123 million in fiscal year 2002 compared with €(1,590) million in fiscal year 2001. The net cash inflow was due to €772 million from sale of investments, principally Contracting for €689 million and GTRM for €66 million and €118 million from disposals of plant and equipment.

Operating and financial review and prospects

Operating and financial review

Capital expenditures were €(550) million. Cash expenditures for acquisition of investments, net of net cash acquired, was €(113) million and cash outflow from increases in fixed assets was €(104) million.

Net cash provided by financing activities

Net cash provided by financing activities in fiscal year 2003 was €621 million, mainly due to the capital increase of €622 million conducted in July 2002.

Net cash used in financing activities for fiscal year 2002 was €136 million, due to dividends paid, including dividends paid to minority interests of €18 million.

Decrease (increase) in net debt

Our net debt increased by €762 million in fiscal year 2003, compared with €588 million in fiscal year 2002.

MATURITY AND LIQUIDITY

In the context of our new strategy and action plan, and in order to cover our liquidity needs in 2003, we have signed a €600 million new bridge facility with a group of core banks. We have also agreed with a sub-group of these banks to extend the maturity under an existing club deal and under two bilateral facilities maturing in March and April 2003, and representing an aggregate amount of €475 million. The purpose of both the new bridge facility and the extended facilities is to allow us to meet our short-term liquidity needs pending the disposals of assets contemplated under our plan in the fiscal year 2004. The bridge facility will mature in December 2003 and the extended facilities will mature in January 2004.

Proceeds from the disposals of assets foreseen in our plan must, subject to certain exceptions and thresholds, first be used to repay and cancel the bridge facility and, subsequently, the extended facilities.

The borrower under the bridge and the extended facilities is ALSTOM. They are unsecured facilities, ranking pari passu with ALSTOM’s other revolving credit facilities.

We have also recently amended the maturity of our outstanding €250 million undated subordinated notes, to September 2006. These notes will remain subordinated in nature.

Both the bridge and the extended credit facilities are maintained subject to our compliance with a new set of financial covenants. This new set of covenants is also now in effect with respect to two other existing syndicated revolving credit facilities (totalling commitments of €1,250 million and €977 million, respectively). For details of these covenants, please refer to Note 22 to the Consolidated Financial Statements. In addition, under the bridge and extended facilities, the lending banks may request their early repayment in full or in part if our shareholders do not approve resolutions at our next annual general meeting authorising the Board of Directors to conduct a capital increase by way of a rights issue. Please see “Risk Factors—Our existing lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet.”

Operating and financial review and prospects

Operating & financial review

The maturities of the committed and uncommitted funds available to the Group are as follows:

Total Group actual figures
In € million	Mar—03	Jun—03	Sep—03	Dec—03	Mar—04	Mar—05	Mar—06

Redeemable preference shares	205	205	205	205	205	205	0

Subordinated notes	250	250	250	250	250	250	250

Bonds	1,200	1,200	1,200	1,200	650	650	650

Syndicated loans	3,227	3,227	2,973	2,373	1,973	723	723

Bilateral loans	358	358	358	358	283	283	233

Committed end of period	5,240	5,240	4,986	4,386	3,361	2,111	1,856

Bank overdraft/other facilities/accrued interest (1)	316	28	28	28	28	25	22

Commercial paper (2)	83	0	0	0	0	0	0

Uncommitted end of period	399	28	28	28	28	25	22

Future receivables securitised (3)	1,292	633	447	349	258	4	0

Total amounts drawn and available	6,931	5,901	5,461	4,763	3,647	2,140	1,878

Financial debt	6,331

Available lines	600

(1)	Numerous lines at subsidiary level prudently considered as non-committed and short term.
(2)	Rolled over.
(3)	The reimbursement of future receivables securitised comes from the direct payment of our customer to the investor to which we sold the right to receive the payment. This reimbursement has no cash impact for us.

Total available unused credit lines together with cash available in the Group amounted to €2,370 million at 31 March 2003, compared with €3,896 million at 31 March 2002.

This amount comprised:

■	Available lines at parent Group level, which amounted to €600 million at 31 March 2003, compared with €1,660 million at 31 March 2002.
■	Cash available at parent Group level was €610 million at 31 March 2003, compared with €167 million at 31 March 2002.
■	Cash available at subsidiary level of €1,160 million at 31 March 2003, compared with €2,069 million at 31 March 2002.

ALSTOM, the parent company, has access to cash in subsidiaries, which are fully-owned, although local constraints can delay this access. Our policy is to centralise liquidity of subsidiaries at ALSTOM level. This centralisation is one of the reasons for the decrease in cash available at subsidiary level between 31 March 2002 and 31 March 2003.

Our other sources of cash include proceeds from sale of trade receivables (“securitisation of existing receivables”), securitisation of future receivables and customer deposits, described in this Section of the Annual Report.

Operating and financial review and prospects

Operating & financial review

PENSION ACCOUNTING

We provide various types of retirement, termination and post-retirement benefits (including healthcare and medical) to our employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries and involves us in the operation of, or participation in, various retirement plans.

These plans are either defined-contribution, defined-benefit or multi-employer plans.

Defined contribution plans

For the defined-contribution plans, we pay contributions to independently administered funds at a fixed percentage of employees’ pay. The pension costs in respect of defined-contribution plans are charged in the income statement as operating expenses and represent the contributions paid by the Company to these funds.

Defined-benefit plans

These plans mainly cover retirement and termination benefits and post-retirement medical benefits.

For the defined benefit plans, which we operate, benefits are normally based on an employee’s pensionable remuneration and length of service. These plans are either externally funded through independently administered pension funds or unfunded. Pension liabilities are assessed annually by external professionally qualified actuaries. These actuarial assessments are carried out for each plan using the Projected Unit method with a measurement date of 31 December. The financial and demographic assumptions used are determined at the measurement date by us to be appropriate for the plan and the country in which it is situated. The most important assumptions made are listed below:

■	discount rate;
■	inflation rate;
■	rate of salary increases;
■	long-term rate of return on plan assets;
■	mortality rates; and
■	employee turnover rates.

Certain assumptions used are discussed in Note 21 to the Consolidated Financial Statements.

The assets of externally-funded defined-benefit plans are invested mainly in equity and debt securities. The components of these assets are disclosed in Note 21 to the Consolidated Financial Statements.

The expected costs of providing retirement pensions under defined-benefit plans, as well as the costs of other post-retirement benefit plans, are charged to the profit and loss account over the periods benefiting from the employees’ services.

Valuation of the Projected Benefit Obligation

The present value of the future obligations of the employer (Projected Benefit Obligation—“PBO”) fluctuates annually, depending upon the following:

■	increases related to the acquisition by the employees of one additional year of rights (“service cost”);
■	increase in the present value of the PBO which arises because the benefits are one year closer to their payment dates (“interest cost”);
■	decreases related to the benefits paid during the year;
■	changes related to modifications of the actuarial assumptions (discount rate, inflation rate, rate of salary increases etc);
■	changes in obligations related to plan amendments; and
■	changes due to curtailments or settlements applied on the plans.

The change in the PBO is disclosed in Note 21 to the Consolidated Financial Statements.

Valuation of plan assets

The fair value of the assets held by each plan is the amount that the plan could reasonably expect to receive in a current sale of the assets between a willing buyer and a willing seller. This is compared with the PBO and the difference is referred to as the “funded status” of the plan.

The changes in the fair value of assets and the funded status are disclosed in Note 21 to the Consolidated Financial Statements.

Operating and financial review and prospects

Operating & financial review

Actuarial gains and losses

A number of factors can trigger actuarial gains and losses:

■	differences between the assumptions used and the actual experience (for instance, an actual return on assets differing from the expected rate of return at the beginning of the year);
■	changes in the long-term actuarial assumptions (inflation rate, discount rate, rate of salary escalation, mortality table etc);
■	changes due to plan amendments; and
■	impact of the first application of the actuarial methodology.

The impact of these factors is shown in the table entitled “Change in plan assets” in Note 21 to the “Consolidated financial statements”:

■	unrecognised actuarial loss (gain);
■	unrecognised actuarial prior service cost (due to plan amendments); and
■	unrecognised actuarial transition.

The unrecognised actuarial loss (gain) at the year-end is compared on a plan-by-plan basis with the higher of the PBO and the fair value of the assets held. If the unrecognised actuarial loss (gain) exceeds 10% of this amount the excess above the 10% level is spread across the remaining working lives of the employees of the respective plan.

As of 31 March 2003, the actuarial losses unrecognised in the balance sheet were €967 million, an increase of €427 million since March 2002, caused by the decline in world financial markets as the underlying assets of the funds are held substantially in equities (57%). Recognition of these liabilities under French GAAP is allowed over the average remaining working lives of the relevant participants. Thus, starting with fiscal year 2004, the portion above 10% calculated scheme by scheme, will be spread across the average residual working period of these plans, being 12-15 years.

The fluctuations in the financial markets since April 2002 will thus have no impact on the earnings at 31 March 2003 but will impact pensions cost and thus earnings at 31 March 2004 and possibly beyond.

The unrecognised losses on actuarial prior service costs and unrecognised gains on actuarial transition amounted to €10 million and €22 million respectively, at 31 March 2003. The total amount is amortised on a straight-line basis over the remaining working lives of the plans’ participants.

Pension cost

The total pension cost related to defined benefit is defined annually by qualified actuaries and is detailed in Note 21 to the “Consolidated financial statements” as follows:

■	service cost, which corresponds to the acquisition of one additional year of rights;
■	expected interest cost, which is due to the increase in the present value of the PBO which arises because the benefits are one period closer to their payment dates;
■	expected return on plan assets;
■	cost (or potentially profit) corresponding to the amortisation of prior service cost;
■	cost (or potentially profit) corresponding to the amortisation of actuarial gains and losses; and
■	profit (or potentially cost) of Curtailments/Settlements corresponding to the impact of a reduction/cancellation of the obligation mainly due to a modification of the plan’s scope (downsizing, business disposals, closing of a defined-benefits plan, etc).

Multi-employer plans

We employ workers from US Trade Unions mainly in our Customer Service activity related to the Boilers Segment after-market.

The pension costs charged in the income statement as “Other expenses—Pension costs” represent contributions payable by us to these dedicated funds.

Operating and financial review and prospects

Operating & financial review

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

OFF BALANCE SHEET COMMITMENTS

The following table sets forth our off-balance sheet commitments, which are discussed further at Note 27(a) to the Consolidated Financial Statements:

Total Group actual figures	× At 31 March ➢
In € million	2001	2002	2003

Guarantees related to contracts	14,156	11,451	9,465

Guarantees related to vendor financing	913	932	749

Discounted notes receivables	2	18	11

Commitments to purchase fixed assets	22	8	7

Other guarantees	—	58	94

Off balance sheet commitments	15,093	12,467	10,326

Guarantees related to contracts

Guarantees related to contracts at 31 March 2003 exist with respect to bonds, guarantees and indemnities entered into in the ordinary course of our business.

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds, warranty bonds and surety bonds. In posting such bonds, we are required to seek out third parties (bank and insurance companies) to issue bonds as a condition to entering into commercial contracts with our clients.

Bid bonds are given at tender or bid submission stage and are usually released once the equipment or service supply contracts become effective. If the tender does not succeed the bonds are cancelled. Performance bonds are issued to assure the customer of our commitment to the contract performance until fulfilment of the contractual obligations. They are usually released at acceptance of the system or product delivered.

Warranty or retention bonds are given to cover risks to the customer following acceptance of the equipment during the warranty period.

The amount of such bonds is often significant, averaging in total 20% of the price of the contracts signed. The average maturity of these bonds varies as a function both of the nature of the bond issued and the Sector for which it is requested. For the Group taken as a whole, the average maturity is slightly above 3 years.

Where circumstances arise that result in the threat of the calling of a bond, we seek to negotiate acceptable alternative arrangements. Bonds are typically called only when there is no other remedy acceptable to the customer. In these circumstances, we may occasionally make repayment to the provider of the bond and continue negotiations with our customer. Our experience, however, is that bonds are very rarely called. In general, we establish provisions to cover any anticipated loss arising from our contractual obligations.

The overall amount given as guarantees on contracts reduced from €11,451 million in March 2002 to €9,465 million in March 2003, a decrease by 17% mainly due to exchange rate variations and to the decrease of our orders in hand by 8% on a comparable basis (and 7% due to exchange rates). The ratio bonds on orders in hand remained stable.

Operating and financial review and prospects

Operating and financial review

In fiscal year 2003, we faced a significant reduction in the bonding capacity of the market generally. There are two significant reasons behind this reduction:

■	the events of 11 September 2001 resulted in a large number of claims which affected the re-insurance market and consequently impacted its capacity to support the surety bond providers; and
■	the consequence of major bankruptcies in the US resulted in significant calls of bonds issued by surety providers.

Rating agencies have consequently advised the surety bond providers to limit their individual exposure to any single customer to levels far below their existing commitments. This has led their providers to reduce or stop any further bond issuances in order to maintain their credit rating.

Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in a higher pricing for these instruments, and reduced available market capacity. In view of the above, we are examining with our bankers and insurers the means to ensure alternative bonding capacity. See also “Risk Factors—Difficulties in securing bonds may jeopardise our ability to obtain new orders.”

Vendor Financing Exposure

In some instances, we have provided financial support to institutions which finance some of our customers and also, in some cases, directly to our customers for their purchases of our products. We refer to this financial support as “vendor financing”. We have decided that we will no longer provide any additional vendor financing guarantees to our customers.

Vendor financing totalled €1,259 million at 31 March 2003 (of which €749 million was off balance sheet) compared to €1,493 million at 31 March 2002 (of which €932 million was off balance sheet). The decrease is mainly due to exchange-rate translation effects. See Note 27(a) to the Consolidated Financial Statements for more details in respect of vendor financing exposure.

CONTRACTUAL OBLIGATIONS

The following table sets our long-term rental, capital and operating lease obligations. See Note 27(b) to the Consolidated financial statements.

Total Group actual figures
In € million	Total	Within 1 year	1 to 5 years	Over 5 years

Long term rental	667	6	48	613

Capital leases obligation	278	31	93	154

Operating leases	534	90	225	219

Total	1,479	127	366	986

Operating and financial review and prospects

Operating & financial review

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies, including financing arrangements. On a regular, ongoing basis, we evaluate our estimates, including those relating to projects, products, parts and other after-market operations, and included in accrued contract costs, provisions for risks and charges, bad debts, inventories, investments, intangible assets, including goodwill and other acquired intangibles, taxation including deferred tax assets and liabilities, warranty obligations, restructuring, long-term service contracts, pensions and other post-retirement benefits, commitments, contingencies and litigation. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from those estimates under different circumstances, assumptions or conditions.

Accounting policies important to an understanding of the financial statements include business combinations, consolidation methods, goodwill, other acquired intangible assets and restructuring that may be subject to the application of differing accounting principles. We believe the following critical accounting policies are most affected by our judgements and estimates in preparing our consolidated financial statements.

Revenue recognition

We recognise revenue and profit as work in progress progresses on long-term, fixed-price contracts using the percentage of completion method, based on contract milestones or costs incurred (See Note 2(d) to the Consolidated Financial Statements), which relies on estimates of total expected contract revenue and cost. We follow this method because we believe we can make reasonably dependable estimates of the revenue and costs applicable to various defined stages, or milestones, of a contract. Recognised revenues and profit taken are subject to revisions as the contract progresses to completion. Revisions to profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain contract costs (including direct materials and labour costs and indirect costs related to the contract) so that the contract margin, on a cumulative basis, equals the total contract gross margin determined in the latest project review. Selling and administrative expenses are charged to expenses as incurred. If a project review indicates a negative gross margin, we recognise the entire expected loss on the contract when we identify the negative gross margin. Estimates of future costs reflect our current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. These estimates are assessed on a contract-by-contract basis.

We provide for the estimated cost of product warranties at the time revenue is recognised. Our warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting any failures. Should actual failure rates, material usage or service delivery cost of the products differ from current estimates, revisions to the estimated warranty liability would be required. The introduction of technologically advanced products exposes us to risk of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Should adverse changes to product failure rates occur, additional cost to complete may be required and result in actual financial consequences different from our estimates.

Inventories

We write down our inventories for estimated obsolescence or unmarketability in an amount equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain allowances for doubtful accounts, for estimated losses resulting from the inability of our customers to make required payments.

Operating and financial review and prospects

Operating & financial review

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of fixed assets and valuation of deferred tax assets

We review our fixed assets, both tangible and intangible, on an annual basis and record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results from underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in the current carrying value. This could require us to record an impairment charge in the future.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If we were to determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset, which would increase income in the period that such determination was made. Likewise, should we determine that we would not be able to realise all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Pension benefits

We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.

In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could result in a significant change to the amount of pension expense recorded.

Other significant accounting policies

Other significant accounting policies are important to an understanding of the financial statements. Policies related to purchase accounting, consolidation policies, provisions and financial debt require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE AND IN THE US

As a foreign registrant on the New York Stock Exchange, we prepare a reconciling table of net income and shareholders’ equity from French GAAP to US GAAP for inclusion in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

US GAAP financial statements are not available at the time we file our Annual Report with the Commission des opérations de bourse (COB). The main differences related to net income, liabilities and shareholders’ equity are as follows:

Accounting for restructuring costs—The conditions under which a liability can be recorded are different than those that prevail under French GAAP. We record a liability related to a restructuring plan whenever the plan is finalised, approved by management and announced before the closing of the financial statements. In US GAAP, exit costs are accrued as a liability when an announcement is made to employees prior to the closing date. In addition, some costs that

Operating and financial review and prospects

Operating & financial review

are recorded as restructuring costs under French GAAP are classified under cost of goods sold in US GAAP (inventories write off which result from restructuring plans).

Valuation and accounting of financial instruments—Under French GAAP, profit and losses on financial instruments considered as hedges of our interest rate and forward exchange rate risks are recorded in the same period as the hedged item. The US standard SFAS 133, which is applicable to us from 1 April 2001, requires that all derivatives are recorded at their fair values in the balance sheet. The change in fair value of these derivatives is recorded in the income statement. If, under certain criteria, the derivative is qualified as a hedge, the effect in the income statement resulted from the change in fair values is compensated by the income or loss generated by the change of the value of the underlying item.

Business combination—The allocation of purchase price to assets and liabilities acquired or assumed following an acquisition can be revised under French GAAP until the end of the fiscal year following the fiscal year of an acquisition, whereas, according to US GAAP, such revision can only be made within the 12-month period following the acquisition. This difference in principles may result in material differences between goodwill recorded under each set of norms.

Stock compensation—Under US GAAP, employee compensation may have to be recorded in the income statement following the issuance of employee stock-based instruments.

Financial debt—Certain items which are not necessarily recorded as financial debt under French GAAP, such as capital leases, are recorded as financial debt under US GAAP. Financial debt is also increased under US GAAP with the consolidation of special purpose entities which are not consolidated under French GAAP.

Accounting for Goodwill—Under US GAAP, goodwill with an indefinite life is no longer amortised but rather tested for impairment at least annually. The impairment test is based on fair value and subsequent reversal of a previously recognised impairment loss, if any, is prohibited. In addition to the matters described above that impact net income, liabilities and shareholders’ equity, there are other differences in accounting principles between French GAAP and US GAAP that may materially affect the presentation of the balance sheet and income statement.

We expect to file our Annual Report on Form 20-F for the fiscal year ended 31 March 2003 with the SEC during June 2003. An electronic version of our Annual Report on Form 20-F will be available on our internet site at www.finance.alstom.com.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives, such as forward foreign exchange contracts in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

We have implemented a centralised treasury policy in order to better control the company’s financial risks and to optimise cash management by pooling our available cash, thereby reducing the amount of external debt required and permitting us to obtain better terms under our various financing arrangements.

The Corporate Treasurer reports directly to the CFO and has global responsibility for foreign exchange risk, interest rate management, intra-group financing and cash management. He managed a team of about 25 people in fiscal year 2003 located in Paris Headquarters. Corporate Treasury is organised in a Front-Office or Dealing Room, a Middle-Office and a Back-Office to ensure segregation of duties. In addition to this, a small team operates the netting of intercompany payments and prepares a weekly cash forecast. A network of Country Treasurers supports Corporate Treasury in the countries where we have a significant presence.

Operating and financial review and prospects

Operating & financial review

Corporate Treasury acts as an in-house bank for subsidiaries by providing hedging and funding and maintaining internal current accounts. We have implemented cash pooling structures to centralise cash on a daily basis in the countries where local regulations permit it.

Corporate Treasury uses the Reuters CashFlow Treasury Management System for straight-through processing of treasury transactions from dealing to settlement and management of in-house banking activity. Our Treasury Management System is interfaced with SAP for automatic generation of accounting entries. The Dealing Room is equipped with a Reuters Information System for real-time market data and uses a professional telephone dealing system provided by Etrali to tape all exchanges with bank’s dealing rooms. A dedicated Information Technology team administers Treasury systems and guarantees back-up and contingency plans.

The Middle Office monitors the Dealing Room activity, guarantees that no open positions are maintained, and produces regular risk reporting.

Exchange rate risks

In the course of our operations, we are exposed to currency risk arising from tenders for business remitted in foreign currency, and from awarded contracts or “firm commitments” under which revenues are denominated in foreign currency. The principal currencies to which we had significant exposure in fiscal year 2003 were the US dollar, British Pound and Swiss Franc. We hedge risks related to firm commitments and tenders as follows:

■	by using forward contracts for firm commitments;
■	by using foreign exchange derivative instruments, for tenders, usually pursuant to strategies involving combinations of purchased and written options; or
■	by entering into specific insurance policies, such as with Coface in France or Hermes in Germany.

The purpose of these hedging activities is to protect us against any adverse currency movements which may affect contract revenues should the tender be successful, and to minimise the cost of having to unwind the strategy in the event of an unsuccessful tender. The decision whether to hedge tender volumes is based on the probability of the transaction being awarded to us, expected payment terms and our assessment of market conditions. Under our policy, only senior management may make such decisions.

When a tender results in the award of a contract, we hedge the resulting net cash flows mainly in the forward markets or, in some exceptional cases, keep them covered under insurance policies. Due to the long-term nature of our business, the average duration of these forward contracts is approximately 12-14 months.

We do not hedge our net assets invested in foreign operations. We monitor our market positions closely and regularly analyse market valuations. We also have in place counter-party risk management guidelines. All derivative transactions, including forward exchange contracts, are designed and executed by our central corporate treasury department, except in some specific countries where restrictive regulation prevent a centralised execution.

Interest rate risks

See Note 29(b) to the Consolidated Financial Statements for discussion of our interest rate risks and of sensitivity to interest rate variation.

Operating and financial review and prospects

Operating & financial review

VALUE OF FINANCIAL INSTRUMENTS

	× Maturing at 31 March 2003 ➢				× Maturing at 31 March 2003 ➢
	Nominal value				Fair value
In € million	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years

BALANCE SHEET ITEMS

Assets

Long-term loans, deposits and retentions	814	66	129	619	701	66	129	506

Other financial assets	83	—	—	83	83	—	—	83

Short-term investments	142	90	46	6	143	91	46	6

Cash & cash equivalents	1,628	1,628	—	—	1,628	1,628	—	—

Liabilities

Financial debt	6,331	2,684	3,631	16	5,909	2,552	3,341	16

OFF BALANCE SHEET ITEMS

Interest rate instruments

Interest rate swaps : pay fixed	63	15	47	1	9	2	7	—

Euro	—	—	—	—	—	—	—	—

US Dollar	63	15	47	1	9	2	7	—

Interest rate swaps : receive fixed	586	233	353	—	30	1	28	—

Euro	586	233	353	—	30	1	28	—

Foreign exchange instruments

Currency swaps—Currency purchased	2,906	1,658	1,248	—	(178)	(57)	(121)	—

Australian Dollar	113	108	5	—	(1)	(1)	—	—

Swiss Franc	464	437	27	—	(3)	(3)	—	—

British Pound	107	107	—	—	(2)	(2)	—	—

Japanese Yen	32	32	—	—	—	—	—	—

Polish New Zloty	55	55	—	—	(1)	(1)	—	—

Swedish Krona	92	83	9	—	(1)	(1)	—	—

US Dollar	2,006	799	1,207	—	(170)	(49)	(121)	—

Other currencies	37	37	—	—	—	—	—	—

Operating and financial review and prospects

Operating & financial review

	× Maturing at 31 March 2003 ➢				× Maturing at 31 March 2003 ➢
	Nominal value				Fair value

In € million	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years

Currency swaps—Currency sold	6,898	4,867	2,031	—	257	140	117	—

Australian Dollar	51	29	22	—	1	—	1	—

Canadian Dollar	20	20	—	—	—	—	—	—

Swiss Franc	1,808	1,587	221	—	(15)	(7)	(8)	—

British Pound	619	576	43	—	16	13	3	—

Japanese Yen	63	62	1	—	5	5	—	—

Swedish Krona	76	61	15	—	—	—	—	—

Singapore Dollar	133	23	110	—	22	1	21	—

US Dollar	3,988	2,372	1,616	—	227	127	100	—

Other currencies	140	137	3	—	1	1	—	—

Foreign exchange contracts— Currencies purchased	798	584	214	—	(30)	(26)	(4)	—

Swiss Franc	277	170	107	—	(4)	(3)	(1)	—

Czech Koruna	35	28	7	—	(1)	(1)	—	—

British Pound	67	56	11	—	(5)	(4)	(1)	—

Japanese Yen	14	6	8	—	—	—	—	—

Norwegian Kroner	15	14	1	—	—	—	—	—

Polish New Zloty	50	45	5	—	(2)	(2)	—	—

Swedish Krona	96	77	19	—	(1)	(1)	—	—

US Dollar	228	178	50	—	(17)	(15)	(2)	—

Other currencies	16	10	6	—	—	—	—	—

Foreign exchange contracts— Currencies sold	2,708	1,646	894	168	87	65	(1)	23

UAE Dirham	5	5	—	—	—	—	—	—

Australian Dollar	73	43	30	—	—	—	—	—

Canadian Dollar	81	79	2	—	6	6	—	—

Swiss Franc	895	508	387	—	(40)	(13)	(27)	—

Danish Krone	8	4	4	—	—	—	—	—

British Pound	139	84	53	2	6	3	3	—

Croatian Kuna	18	18	—	—	—	—	—	—

Japanese Yen	54	32	22	—	17	9	8	—

Norwegian Kroner	18	16	2	—	(1)	(1)	—	—

Polish New Zloty	28	28	—	—	—	—	—	—

Swedish Krona	101	89	12	—	(1)	(1)	—	—

US Dollar	1,255	713	376	166	98	61	14	23

Other currencies	33	27	6	—	2	1	1	—

Operating and financial review and prospects

Operating & financial review

	× Maturing at 31 March 2003 ➢				× Maturing at 31 March 2003 ➢
	Nominal value				Fair value
In € million	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years

Insurance contracts—Currencies purchased	96	78	18	—	(6)	(5)	(1)	—

Euro	—	—	—	—	—	—	—	—

Japanese Yen	14	12	2	—	(1)	(1)	—	—

US Dollar	82	66	16	—	(5)	(4)	(1)	—

Insurance contracts—Currencies sold	—	—	—	—	—	—	—	—

Currency options—Purchased	591	568	23	—	37	36	1	—

Call	154	154	—	—	1	1	—	—

Swiss Franc	10	10	—	—	—	—	—	—

British Pound	86	86	—	—	1	1	—	—

US Dollar	58	58	—	—	—	—	—	—

Put	437	415	23	—	36	35	1	—

Swiss Franc	22	21	2	—	—	—	—	—

British Pound	21	21	—	—	—	—	—	—

Japanese Yen	21	—	21	—	1	—	1	—

Thai Baht	2	2	—	—	—	—	—	—

US Dollar	371	371	—	—	35	35	—	—

Currency options—Sold	564	544	20	—	(7)	(7)	—	—

Call	420	400	20	—	(3)	(3)	—	—

Swiss Franc	68	68	—	—	—	—	—	—

British Pound	62	62	—	—	(1)	(1)	—	—

Japanese Yen	20	—	20	—	—	—	—	—

US Dollar	270	270	—	—	(2)	(2)	—	—

Put	144	144	—	—	(5)	(5)	—	—

Swiss Franc	—	—	—	—	—	—	—	—

British Pound	53	53	—	—	(2)	(2)	—	—

US Dollar	91	91	—	—	(3)	(3)	—	—

ANNEX 3 – OTHER MODIFIED PAGES*

Chairman & CEO’s message

The successful implementation of our action plan is key

to securing ALSTOM’s long-term future.

As recently appointed Chairman & Chief Executive Officer of ALSTOM, I am strongly aware that the unprecedented €1.43 billion net loss recorded in fiscal year 2002/03 and the sharp fall in the Group’s share price are highly disappointing for our shareholders and of concern to our customers, suppliers and employees alike.

A difficult year

Our year-end results were impacted by exceptional losses and difficult market conditions.

The GT24/GT26 gas turbines issues and UK Trains contracts required an additional provision of €1.2 billion after tax, resulting in the significant net loss of €1.43 billion in 2002/03. At the same time, cash outflows linked to these GT24/GT26 issues limited our capacity to reduce debt, which was just under €5 billion as at 31 March 2003.

The market deterioration in Power led to a 4 per cent reduction in our total order intake on a comparable basis to €19.1 billion, in spite of a healthy order intake in Transport. Our order backlog stood at approximately €30 billion, equivalent to 17 months of sales. Sales were stable compared with the prior year, at €21.4 billion.

In view of our current financial position, the Board will propose to the Annual General Shareholders’ Meeting on 2 July 2003 not to pay a dividend for fiscal year 2002/03.

Our action plan

The action plan I announced on 12 March 2003 introduces strong measures to improve operational performance and to reduce our high level of debt.

It comprises three main elements:

Focusing ALSTOM’s range of activities while strengthening our financial base

Since we can no longer afford to maintain our broad portfolio of activities, we will refocus the Group on power generation and transport by selling the Transmission & Distribution Sector and our Industrial Turbines businesses. In April 2003, we signed binding agreements for the sale of the Industrial Turbines businesses for a total enterprise value of €1.1 billion. This progress in the realisation of the extended disposal programme, which also includes real estate, gives us confidence in achieving €3 billion proceeds from disposals by March 2004—almost double the previous target of €1.6 billion.

Short-term, we have ensured that our liquidity needs are covered, with new or renewed credit lines of over €1 billion pending disposals. In addition, we will seek to raise funds of up to €600 million through a capital increase by way of a rights issue at the appropriate time.

*	Amendments are underlined hereafter.

Description of activities

Transport

Transport

	× Year ended 31 March ➢
In € million, except employees	2001	2002	2003

Orders received	5,558	6,154	6,412

Sales	4,400	4,413	5,072

Operating income	266	101	(24)

Employees	29,804	29,119	28,588

Transport designs, manufactures and supplies a broad range of products, systems and services to rail customers world-wide. This range includes fully integrated transport systems, rolling stock of all types, signaling and infrastructure as well as customer services in the fields of maintenance, renovation, customer training and technical consultancy.

The following table sets out the geographic breakdown of Transport’s sales for the periods indicated:

	× Year ended 31 March ➢
	2001	2002	2003

Europe	68%	64%	66%

North America	18%	14%	11%

South & Central America	3%	4%	5%

Asia/Pacific	9%	16%	15%

Africa/Middle East	2%	2%	3%

Total	100%	100%	100%

INDUSTRY CHARACTERISTICS

We estimate that the overall size of the existing market for rolling stock, signaling and service was approximately €28 billion in fiscal year 2003. Additionally, the non-outsourced portion of the maintenance and renovation market had an estimated value of €15 billion, which presents further potential for future growth.

We expect growth, which has been at a sustained level in the Transport market, to continue as a result of fundamental changes in the rail industry in recent years in terms of customer base, customer behaviour and product and/or service requirements. The main trends currently affecting the industry include:

Urbanisation

Urbanisation in many parts of the developed and developing regions of the world is affecting the structure of the rail supply industry. Within the rolling stock market, for example, demand for mass transit systems and local integrated solutions is increasing, as local operators seek solutions to ease automobile traffic congestion and address environmental concerns in urban and suburban areas.

Urbanisation also leads to demand for high-speed trains to link major urban centres and this market is currently experiencing a turn-around following a period of decline in the 1990s. Previously focused in Western Europe, the high-speed rail market today increasingly depends upon the progress of large projects outside Europe—in Korea, China and Taiwan, for example.

Risks

Main Risk Factors

If we are unable to manage our working capital effectively or negotiate appropriate payment terms with our customers and suppliers, or if we apply existing provisions more quickly than expected, we may be required to seek new sources of financing in the future

The structure of customer deposits and advances is particularly important in our long-term project activity, which represents approximately 40% of our sales. Customer deposits and advances include preliminary cash advances paid by customers as well as customers’ progress payments during the execution of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects. For more information regarding customer deposits and advances, see “Operating and financial review and prospects: Financial statements for the years ending 31 March 2001,2002,2003 – Balance sheet – Customer deposits and advances” and Note 24 to the Consolidated financial statements.

Long-term projects experience a disbursement of expenses over the life of the project, which can typically take two to five years to complete, depending upon the nature of the contract. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project execution tailing off at the end of the project during the installation and/or commissioning stages. In this scenario, in the early stages of our projects we are often left with deposit and advance amounts which exceed the immediate project related costs to which these may be attributed.

We may be required to accept less favourable payment conditions than those received in the past and may not be able to reflect these more difficult terms in contracts with our suppliers. Also, a reduction in order intake could cause a reduction in customer deposits and advances.

At 31 March 2003, we had €3,698 million of provisions for risks and charges. If the applications of these provisions resulted in earlier or higher than expected cash outflows, or if we are required to increase them due to unforeseen events or contingencies, we could have to significantly increase our borrowings.

These factors may continue to cause our cash requirements to grow, a reduction in our net cash position and our need to seek out alternative sources of financing to increase. There can be no assurance that alternative means of financing will be available to us on commercially reasonable terms, if at all.

The unavailability of the commercial paper and trade receivables markets and our other current sources would require us to obtain financing from other sources, which may be less favourable than those currently used

In addition to cash flows from operations, we depend on a variety of external sources to finance our operations, such as bank loans, lines of credit, issuances of publicly traded debt, including billets de trésorerie (French commercial paper), sales of receivables, mainly in securitisation transactions (both with and without recourse to us) and capital increases.

As of 31 March 2003 our short term borrowings included €83 million of commercial paper. Our access to the French commercial paper market depends in part on our financial condition and also on the continued functioning of the markets. We have experienced some difficulties in accessing this market in the recent past due partly to our financial condition and partly to the restriction of the French commercial paper market, especially to non-rated issuers.

As certain of our sales of receivables are financed in the commercial paper market, we are thus subject to the foregoing market risk. Similarly, we cannot be sure that we will continue to have access to the securitisation market on terms comparable to those we have enjoyed in the past. Under our recently negotiated or renegotiated credit agreements, we are restricted, subject to certain exceptions, from entering into new long-term receivables sales programmes, thereby further limiting our access to this source of capital.

If these or one or more of our other financing sources were to become unavailable, our financing costs could continue to increase and it could become increasingly difficult for us to finance our activities.

Operating and financial review and prospects

Operating & financial review

The following table sets out our estimates of changes in exchange rates and in business composition (“Scope impact”) for all indicators disclosed in this Annual Report both on an actual basis and on a comparable basis for fiscal years ended 31 March 2001, 2002 and 2003. No adjustment has been made on figures disclosed for fiscal year 2003:

Unaudited figures	× Year ended 31 March ➢
	2001				2002				2003
In € million	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures

Order backlog—Power	17,740	(1,736)	(170)	15,834	15,404	(1,569)	0	13,835	11,386

Order backlog—T&D	2,771	(151)	0	2,620	2,923	(252)	(26)	2,646	2,694

Order backlog—Transport	13,124	(1,484)	157	11,797	14,505	(986)	21	13,540	14,675

Order backlog—Marine	3,706	0	0	3,706	2,928	0	0	2,928	1,523

Order backlog—Other	2,088	(169)	(1,780)	139	55	(5)	(4)	46	52

ORDER BACKLOG	39,429	(3,540)	(1,793)	34,097	35,815	(2,812)	(8)	32,995	30,330

Orders received—Power	11,502	(711)	397	11,188	11,033	(734)	0	10,299	8,602

Orders received—T&D	3,619	(135)	0	3,484	3,877	(219)	(56)	3,602	3,732

Orders received—Transport	5,558	(408)	(123)	5,027	6,154	(176)	(510)	5,469	6,412

Orders received—Marine	1,835	0	0	1,835	462	0	0	462	163

Orders received—Other	3,213	(50)	(2,801)	362	1,160	(41)	(992)	127	214

ORDERS RECEIVED	25,727	(1,304)	(2,527)	21,896	22,686	(1,170)	(1,557)	19,959	19,123

Sales—Power	12,040	(758)	392	11,675	12,976	(878)	0	12,098	10,901

Sales—T&D	3,409	(103)	0	3,306	3,814	(202)	(49)	3,563	3,605

Sales—Transport	4,400	(322)	(29)	4,049	4,413	(196)	(224)	3,994	5,072

Sales—Marine	1,841	0	0	1,841	1,240	0	0	1,240	1,568

Sales—Other	2,860	(100)	(2,491)	270	1,010	(36)	(818)	156	205

SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351

SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351

Cost of sales	(20,428)	992	(1,817)	(17,619)	(19,623)	1,136	948	(17,541)	(19,187)

Selling expenses	(1,140)	62	112	(966)	(1,078)	44	28	(1,006)	(970)

R & D expenses	(629)	36	5	(588)	(575)	13	1	(561)	(622)

Administrative expenses	(1,202)	141	61	(1,001)	(1,236)	54	77	(1,105)	(1,079)

OPERATING INCOME	1,151	(73)	(133)	966	941	(65)	(37)	839	(507)

Operating income—Power	448	(24)	19	443	572	(46)	0	526	(690)

Operating income—T&D	275	(0)	0	275	226	(11)	(5)	210	227

Operating income—Transport	266	(28)	(19)	219	101	(8)	(11)	83	(24)

Operating income—Marine	80	0	0	80	47	0	0	47	24

Operating income—Other (1)	82	0	(134)	(51)	(5)	0	(23)	(27)	(44)

OPERATING INCOME	1,151	(52)	(133)	966	941	(65)	(38)	839	(507)

(1)	Including Contracting for €123 million in fiscal year 2001 and for €30 million in fiscal year 2001 on actual basis.

A significant part of our sales and expenditures are realised and incurred in currencies other than the Euro. The principal currencies to which we had significant exposures in fiscal year 2003 were the US Dollar, British Pound, Swiss Franc, Mexican Peso and Brazilian Real. Our orders received and sales have been impacted by the translation of our accounts into Euros resulting from changes in value of the Euro against other currencies in fiscal year 2003. The impact was a decrease by around 5% for both compared with fiscal year 2002.

Operating and financial review and prospects

Operating & financial review

Working capital

Working capital (defined as current assets less current liabilities and provisions for risks and charges) at 31 March 2003 was €(4,886) million compared with €(4,545) million as reported at 31 March 2002. This variation was due to a tighter working capital management, despite a decrease in total provisions for risks and charges. Changes to working capital are presented in the Consolidated Statement of Cash Flows.

Net effects on working capital due to foreign currency translation were positive by €141 million in fiscal year 2003. See Note 16 of the Consolidated Financial Statements.

Working capital amounted to €(4,545) million at 31 March 2002 versus €(4,978) million at 31 March 2001. The variation was due to the sale of our former Contracting Sector and to the continuous optimisation of asset management throughout the Group.

Customer deposits and advances

On average we estimate that 40% of our contracts relate to “Long Term Projects”, defined as those projects which are completed over more than one year, 25% relate to products or individual items of equipment typically supplied within one year, and the remaining 35% is split between long-term service agreements and short-term contracts such as the supply of spares and service and overhauls of equipment. Our long-term projects are principally in Power, Transport and Marine.

Customer deposits and advances include the preliminary advances by customers as well as customers’ progress payments during the construction of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects.

Obtaining customer deposits and advances assists us in managing the following risks:

■	risk of negative cash flow while performing the contract;
■	risk of payment default due to client credit risk, which is mitigated via larger down payments and progress payments; and
■	foreign exchange risks.

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were €12,689 million, €14,159 million and €12,767 million at 31 March 2003, 2002 and 2001 respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer deposits and advances” on our balance sheet as described in Note 24 of the Consolidated Financial Statements. As of 31 March 2003, our net customer deposits and advances were €3,541 million, compared with €4,221 million as of 31 March 2002, and €6,205 million as of 31 March 2001.

The decrease of our customer cash deposits and advances of €680 million which occurred during fiscal year 2003 was the result of a decrease due to translation effects for €589 million, and of a net decrease by €91 million. This decrease was mainly the net effect of a decrease in Power and an increase in Transport both in line with percentages of variations in orders received on a comparable basis.

Provisions for risks and charges

At 31 March 2003, the provisions for risks and charges were €3,698 million compared with €3,849 million at 31 March 2002.

This net decrease was accounted for by the following movements:

■	a decrease of €655 million due to the application of provisions for risks and charges on the GT24/GT26 gas turbines (and by €415 million of accrued contract costs);
■	an increase of €1,058 million due to the addition of provisions on the GT24/GT26 gas turbines (and by €102 million of accrued contract costs);
■	a decrease in provisions on contracts of €243 million;
■	a decrease in restructuring provisions and other provisions of €78 million; and
■	a decrease of €233 million in foreign currency translation effects, change in scope and other adjustments.

ANNEX 4 – SUBSIDIARIES AND INVESTMENTS

Subsidiaries and Investments of ALSTOM at 31 March 2003

ALSTOM Holdings*
In million of €, except for ownership percent
Ownership percent	100%
Share capital	401
Paid in capital and reserves	2,058
Net income of year ended 31 March 2003	(2,474)
Gross value of the investment	6,553
Net book value of the investment	—
Gross value of loan granted	5,868
Dividend received from the subsidiary	—
Amount of bonds and guarantees given to the subsidiary	—

* Investment included between 50% and 100% and accounting for more than 1% of the share capital

Société anonyme with capital of € 352 075 653,75

25, avenue Kléber - 75116 PARIS (France)

www.alstom.com

389 058 447 RCS PARIS

Forward-Looking Statements:

This Update contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, orders received, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios, (ii) statements of plans, objectives or goals of ALSTOM or its management, (iii) statements of future product or economic performance, and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, “plans” and “will” and similar expressions are intended to identify forward looking statements but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on management’s current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include the factors listed below as well as those described under the caption “Risks” in the Update and/or in ALSTOM’s Annual Report on Form 20-F under the captions “Forward-Looking Statements” and “Key Information—Risk Factors”: (i) the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates; (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices; (iii) the effects of currency exchange rate movements; (iv) the effects of competition in the product markets and geographic areas in which ALSTOM operates; (iv) the ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services; (v) the timely development of new products and services; (vi) the ability to implement the new financing package and to meet the financial and other covenants contained in our financing agreements; (vii) difficulties in obtaining bid, performance and other bonds (other than those available under our new Bonding Facility) with customary amounts or terms; (viii) the timing of and ability to meet the cash generation and other initiatives of the new action plan; (ix) the results of the United States Securities and Exchange Commission’s (“SEC”) investigation of matters relating to ALSTOM Transportation Inc., and the impact thereof on ALSTOM Transportation Inc.’s ability to conduct its business; (x) the outcome of the putative class action lawsuits recently filed against ALSTOM and certain of ALSTOM’s current and former officers; (xi) the results of the European Commission’s review of the French State’s involvement in ALSTOM’s recently renegotiated financing package, the sale of ALSTOM’s T&D Sector to Areva and other aspects of ALSTOM’s businesses; (xii) the availability of external sources of financing on commercially reasonable terms; (xiii) the inherent technical complexity of many of ALSTOM’s products and technologies and the ability to resolve effectively and at reasonable cost technical problems that inevitably arise, including in particular the problems encountered with the GT24/26 gas turbines and the UK trains; (xiv) risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial portion of ALSTOM’s business; (xv) the inherent difficulty in estimating future charter or sale prices of any relevant cruise ship in any appraisal of the exposure in respect of the Renaissance Cruises matter; (xvi) the inherent difficulty in estimating ALSTOM’s exposure to vendor financing and other credit risks which may notably be affected by customers’ payment defaults; (xvii) the ability to invest in successfully, and compete at the leading edge of, technology developments across all of ALSTOM’s Sectors; (xviii) the availability of adequate cash flow from operations or other sources to achieve management’s objectives or goals, including ALSTOM’s goal of reducing indebtedness; (xix) whether certain of ALSTOM’s markets, particularly the Power Sectors, recover from their currently depressed state; (xx) the possible impact on customer confidence of ALSTOM’s recent financial difficulties, and if so ALSTOM’s ability to re-establish this confidence; (xxi) the effects of disposals and acquisitions generally; (xxii) the unusual level of uncertainty at this time regarding the world economy in general; and (xxiii) ALSTOM’s success at adjusting to and managing the risks of the foregoing.

The foregoing list is not exhaustive; when relying on forward-looking statements to make decisions with respect to ALSTOM, you should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents ALSTOM files or submits from time to time with the U.S. Securities and Exchange Commission (“SEC”), including reports submitted on Form 6-K and 20-F. Forward-looking statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

This Update is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.